================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM T- 3


                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                     ---------------------------------------

                        Warnaco, Inc.
                        The Warnaco Group, Inc.
                        184 Benton Street, Inc.
                        A.B.S. Clothing Collection, Inc.
                        Abbeville Manufacturing Company
                        Authentic Fitness Corporation
                        Authentic Fitness On-line, Inc.
                        Authentic Fitness Products, Inc.
                        Authentic Fitness Retail, Inc.
                        CCC Acquisition Corporation
                        C.F. Hathaway Company
                        Calvin Klein Jeanswear Company
                        CKJ Holdings, Inc.
                        Designer Holdings, Ltd.
                        Gregory Street, Inc.
                        Jeanswear Holdings, Inc.
                        Kai Jay Manufacturing Company
                        Myrtle Avenue, Inc.
                        Outlet Holdings, Inc.
                        Outlet Stores, Inc.
                        Penhaligon's by Request, Inc.
                        Rio Sportswear, Inc.
                        Ubertech Products, Inc.
                        Warnaco International, LLC
                        Warnaco Men's Sportswear, Inc.
                        Warnaco Puerto Rico, Inc.
                        Warnaco Sourcing, Inc.
                        Warnaco U.S., Inc.
                        Warner's de Costa Rica, Inc.

                              (Name of Applicants)

                                 90 Park Avenue
                            New York, New York 10016

                    (Address of Principal Executive Offices)

                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED


           TITLE OF CLASS                                          AMOUNT
     Second Lien Notes Due 2008                                 $200,942,000


         Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:  Copies to be sent to:
Stanley P. Silverstein, Esq.            Alan G. Straus, Esq.
The Warnaco Group, Inc.                 Skadden, Arps, Slate, Meagher & Flom LLP
90 Park Avenue                          Four Times Square
New York, New York 10016                New York, New York  10036
(212) 661-1300                          (212) 735-3000

================================================================================

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which states that it shall supercede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicants.

1.       General Information

         (a) Each of Warnaco, Inc. (the "Corporation" or the "Issuer"), The Warnaco Group, Inc. (the "Parent Guarantor"), 184 Benton Street, Inc., A.B.S. Clothing Collection, Inc., Abbeville Manufacturing Company, Authentic Fitness Corporation, Authentic Fitness On-Line, Inc., Authentic Fitness Products, Inc., Authentic Fitness Retail, Inc., CCC Acquisition Corporation, C.F. Hathaway Company, Calvin Klein Jeanswear Company, CKJ Holdings, Inc., Designer Holdings, Ltd., Gregory Street, Inc., Jeanswear Holdings, Inc., Kai Jay Manufacturing Company, Myrtle Avenue, Inc., Outlet Holdings, Inc., Outlet Stores, Inc., Penhaligon's by Request, Inc., Rio Sportswear, Inc., Ubertech Products, Inc., Warnaco Men's Sportswear, Inc., Warnaco Puerto Rico, Inc., Warnaco Sourcing, Inc., Warnaco U.S., Inc., and Warner's de Costa Rica, Inc. (each a "Subsidiary Guarantor", and collectively the "Subsidiary Guarantors"), is a corporation. Warnaco International, LLC (a "Subsidiary Guarantor"), is a limited liability company.

         (b) The Issuer and the Parent Guarantor were organized under the laws of the State of Delaware. Except for A.B.S. Clothing Collection, Inc., Authentic Fitness On-Line, Inc., and Warnaco International, LLC, each of the Subsidiary Guarantors is a corporation incorporated under the laws of the State of Delaware. A.B.S. Clothing Collection, Inc., is a corporation incorporated under the laws of the State of California. Authentic Fitness On-Line, Inc., is a corporation incorporated under the laws of the State of Nevada. Warnaco International, LLC, is a limited liability company formed under the laws of the State of Delaware.

2.       Securities Act Exemption Applicable

         The Issuer will issue, pursuant to the terms of the Joint Plan of Reorganization of The Warnaco Group, Inc., as debtor in possession and certain of its affiliated debtors-in-possession (the "Debtors"), as amended (the "Plan"), under Title 11 of the United States Code (the "Bankruptcy Code"), Second Lien Notes due 2008 (the "Notes") on the later of the date on which the Debtors consummate the Plan (the "Effective Date") and the date of the qualification of the Indenture (as defined below) pursuant to this application. The Notes will be issued pursuant to an indenture between the Issuer, the Parent Guarantor and the Subsidiary Guarantors and Wells Fargo Bank, N.A., as Trustee (the "Indenture") which is the subject of this application. Capitalized terms used herein, not otherwise defined, have the meaning ascribed to them in the Plan. Pursuant to the Plan, the holders of Class 2 - Senior Secured Bank Claims (the "Claims") shall receive in partial satisfaction, settlement, release, and discharge of and in exchange for their Claims the Notes in an aggregate principal amount of $200 million. Pursuant to the Plan, in partial satisfaction of the Alvarez Incentive Bonus, Antonio C. Alvarez II shall receive Notes in a principal amount of $0.942 million.

         By an order dated November 14, 2002, the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") approved the Debtors' Disclosure Statement to the First Amended Joint Plan of Reorganization of The Warnaco Group, Inc. and its Affiliated Debtors and Debtors-In-Possession Under Chapter 11 of Title 11 of The United States Code Dated November 8, 2002 (the "Disclosure Statement"), as containing information of a kind, and in sufficient detail, as far as is reasonably practicable to enable holders of claims to make an informed judgment about the Plan, as required under section 1125 of the Bankruptcy Code. The Plan was confirmed pursuant to an order entered by the Bankruptcy Court on January 16, 2003 (the "Confirmation Order"). In order for the Plan to become effective certain conditions specified in section 4.1 of the Plan must be satisfied or waived in accordance with section 4.2 of the Plan.

         The Applicants believe that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 1145(a)(1) of the Bankruptcy Code, which exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws under circumstances where (i) the securities are issued by a debtor, a debtor's affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan or reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the Notes contemplated by the Plan will satisfy these requirements. The Issuer of the Notes is one of the Debtors. The Notes are being issued pursuant to the Plan in exchange for the Claims. The fact that the Issuer or its affiliates may also provide other property in exchange for the Claims is not relevant.


                                  AFFILIATIONS

3.       Affiliates

         (i) The following table sets forth the Affiliates of the Issuer, the Parent Guarantor and the Subsidiary Guarantors as of the date of this application, including their respective percentages of voting securities, or other bases of control. There is no person or entity that controls or has a greater than 10 percent interest in the voting securities of the Parent Guarantor. Several countries require a minimum number of shareholders. In these instances various corporate officers hold one share each to meet these requirements. This table does not reflect these holdings.


                                  PRE-EFFECTIVE

The Warnaco Group, Inc. a Delaware corporation owns 100% of the voting securities of:

         Myrtle Ave. Inc., a Delaware corporation
         Designer Holdings, Ltd., a Delaware corporation, which owns 100% of:
                  Outlet Stores, Inc., a Delaware corporation
                  Outlet Holdings, Inc., a Delaware corporation
                  Rio Sportswear Inc., a Delaware corporation, which owns 100% of:
                           AEI Management Corp., a California corporation
                  Jeanswear Holdings, Inc., a Delaware corporation, which owns 100% of:
                           Calvin Klein Jeanswear Company, a Delaware corporation, which owns 100% of:
                                    CKJ Holdings Inc., a Delaware corporation
                                    CKJ Sourcing Inc., a Delaware corporation
                                    Abbeville Manufacturing Co., a Delaware corporation
                                    Kai Jay Manufacturing Company, a Delaware corporation
                  Designer Holdings Overseas Ltd., a Hong Kong corporation
         Authentic Fitness Corporation, a Delaware corporation, which owns 100% of:
                  Ubertech Products Inc., a Delaware corporation
                  Authentic Fitness (H.K.) Ltd, a Barbados corporation
                  Authentic Fitness Products, Inc., a Delaware corporation, which owns 100% of:
                           Authentic Fitness Online Inc., a Nevada corporation
                           CCC Acquisition Corp., a Delaware corporation
                           CCC Acquisition Realty Corp., a Delaware corporation
                           Authentic Fitness Retail Inc., a Delaware corporation
                           Authentic Fitness of Canada Inc., a Canadian corporation
                           Vista de Yucatan S.A. de C.V., a Mexican corporation
                  Authentic Fitness de Mexico S.A. de C.V., a Mexican corporation
         Warnaco Inc., a Delaware corporation, which owns 100% of:
                  Warnaco Puerto Rico, Inc., a Delaware corporation
                  Warnaco U.S., Inc., a Delaware corporation
                  A.B.S. Clothing Collection Inc., a Delaware corporation
                  C.F. Hathaway Company, a Delaware corporation
                  Warnaco International L.L.C., a Delaware LLC (only 99% owned by Warnaco, Inc.)
                  184 Benton Street Inc., a Delaware corporation, which owns 1% of:
                           Warnaco International L.L.C., a Delaware LLC
                  Penhaligon's by Request, Inc., a Delaware corporation
                  Blanche Inc., a Delaware corporation
                  Warnaco Men's Sportswear Inc., a Delaware corporation
                  Gregory Street, Inc., a Delaware corporation, which owns 100% of:
                           Warnaco Operations Corporation, a Delaware corporation
                  Warnaco International, Inc., a Delaware corporation, which owns 100% of:
                           Warmana Limited, a Delaware corporation, which owns 100% of:
                                    Hamlet Manufacturing S.A., a Honduras corporation
                                    Olga de Villanueva, S.A., a Honduras corporation
                                    Warner's de Honduras, S.A., a Honduras corporation
                                    Williams Manufacturing, S.A., a Honduras corporation
                                    Juarmex S.A. de C.V., a Mexican corporation
                           Warner's (EIRE) Teoranta, an Ireland corporation
                           Warnaco Sourcing Inc., a Delaware corporation
                           Warner's de Costa Rica Inc., a Delaware corporation
                           Warner's Company (Belgium) S.A., a Belgium corporation, which owns 100% of:
                                    Donatex-Warnaco S.A., a Belgium corporation
                                    Warnaco France SARL, a French corporation, which owns:
                                            99.8% of Calvin Klein France SnC, a French partnership
                           Warner's de Mexico, S.A. de C.V., a Mexican corporation
                           Warnaco Netherlands B.V., a Netherlands corporation (only .04% is owned by Warnaco
                           International Inc., a Delaware corporation)
                  Warnaco Ventures Ltd., a Delaware corporation, which owns 100% of:
                           Ventures Ltd., a Delaware corporation
                  Warnaco B.V., a Netherlands corporation, which owns:
                           100% of Warnaco Holland B.V., a Netherlands corporation, which owns:
                                    50% of Lenitex-Warnaco GesmbH, an Austria corporation
                                    50% of Lejaby S.A.S., a French corporation, which owns:
                                            99% of Euralis S.A.S., a French corporation
                                            24.5% of Warnaco SrL, an Italian corporation
                                    50% of Warnaco Lac One Gmbh, a German corporation, which owns:
                                            99% of Eratex-Warnaco Lac Two Gmbh Co. KG, a German partnership
                                            90% of Warnaco Lac Two GmbH, a German corporation, which owns:
                                                     1% of Eratex-Warnaco Lac Two Gmbh Co. KG, a German partnership
                                    37.75% of Warnaco SrL, an Italian corporation
                                    50% of Lintex-Warnaco S.A., a Switzerland corporation
                           50% of WAS B.V., a Netherlands corporation
                           97.56% of Warnaco Netherlands B.V., a Netherlands corporation, which owns:
                                    50% of Lenitex-Warnaco GesmbH, an Austria corporation
                                    50% of Lejaby S.A.S., a French corporation
                                    50% of Warnaco Lac One Gmbh, a German corporation
                                    10% of Warnaco Lac Two GmbH, a German corporation
                                    50% of Lintex-Warnaco S.A., a Switzerland corporation
                                    100% of Warner's (U.K.) Ltd., a United Kingdom corporation, which owns:
                                            100% of Mullion Int. BVI, a British Virgin Islands corporation
                                            100% of Leratex Warnaco Ltd., a United Kingdom corporation
                                            100% of Hamlet Shirt Company Ltd., an United Kingdom corporation
                                            .2% of Calvin Klein France SnC, a French partnership
                                    100% of Warnaco of Canada Company, a Canadian corporation, which owns 100% of:
                                            Tilbes Servisport Inc., a Canadian corporation
                                    1% of Euralis S.A.S., a French corporation
                                    37.75% of Warnaco SrL, an Italian corporation
                           100% of Warnaco Portugal - Vestuario e Acessorios, Sociedade Unipessoal, Lda.,
                           a Portugal corporation
                           100% of Warnaco Germany GmbH, a German corporation
                  Warnaco (H.K.) Ltd., a Barbados corporation, which owns 100% of:
                           Warnaco Singapore Private Ltd., a Singapore corporation
                  Warner's Aiglon S.A., a French corporation, which owns 100% of:
                           PMJ S.A., a French corporation
                  Warnaco Japan K.K., a Japanese corporation
                  Vista de Puebla S.A. de C.V., a Mexican corporation
                  Vista de Huamantla S.A. de C.V., a Mexican corporation
                  Centro de Corte de Tetla S.A. de C.V., a Mexican corporation
                  Linda Vista de Veracruz S.A. de C.V., a Mexican corporation
                  Lina Vista de Tlaxcala S.A. de C.V., a Mexican corporation
                  Olguita de Mexico S.A., a Mexican corporation
                  WAC Internacional Distrubcion de Puebla S.A. de C.V., a Mexican corporation
                  Warnaco Intimo S.A., a Spain corporation
                  Warnaco Netherlands B.V., a Netherlands corporation (only 2.4% is owned by Warnaco Inc., a
                  Delaware corporation)
                  Warnaco Ltd. (U.K.), a United Kingdom corporation
                  Private Pleasures Limited, a United Kingdom corporation

         (ii) The following table sets forth the affiliates of the Issuer, the Parent Guarantor and the Subsidiary Guarantors as of the Effective Date including their respective percentages of voting securities, or other bases of control. Pursuant to the Plan, certain restructuring transactions will occur on the Effective Date, including without limitation, (a) each of Warnaco Ventures Ltd., Ventures Ltd. and Blanche Inc. will be merged into Warnaco Inc. and Warnaco Inc. will be the surviving corporation in such merger; (b) AEI Management Corporation will be merged into Rio Sportswear Inc. and Rio Sportswear Inc. will be the surviving corporation in such merger; (c) CCC Acquisition Realty Corp. will be merged into Authentic Fitness Products Inc. and Authentic Fitness Products Inc. will be the surviving corporation in such merger; (d) CKJ Sourcing Inc. will be merged into Calvin Klein Jeanswear Company and Calvin Klein Jeanswear Company will be the surviving entity in such merger; and (e) The Warnaco Group, Inc. will transfer 100% of the shares held by The Warnaco Group, Inc. in each of Myrtle Avenue, Inc., Authentic Fitness Corporation and Designer Holdings Ltd. to Warnaco Inc. Except as otherwise set forth in the Plan, the corporate structure and equity ownership of the Debtors and their subsidiaries will be unchanged. Several countries require a minimum number of shareholders. In these instances various corporate officers hold one share each to meet these requirements. This table does not reflect these holdings.

                                 POST-EFFECTIVE

         The Warnaco Group, Inc., a Delaware corporation, owns 100% of the voting securities of the Corporation. The Corporation owns 100% of the voting securities of:

         Myrtle Ave. Inc., a Delaware corporation
         Designer Holdings, Ltd., a Delaware corporation, which owns 100% of:
                  Outlet Stores, Inc., a Delaware corporation
                  Outlet Holdings, Inc., a Delaware corporation
                  Rio Sportswear Inc., a Delaware corporation
                  Jeanswear Holdings, Inc., a Delaware corporation, which owns 100% of:
                           Calvin Klein Jeanswear Company, a Delaware corporation, which owns 100% of:
                                    CKJ Holdings Inc., a Delaware corporation
                                    Abbeville Manufacturing Co., a Delaware corporation
                                    Kai Jay Manufacturing Company, a Delaware corporation
                  Designer Holdings Overseas Ltd., a Hong Kong corporation
         Authentic Fitness Corporation, a Delaware corporation, which owns 100% of:
                  Ubertech Products Inc., a Delaware corporation
                  Authentic Fitness (H.K.) Ltd, a Barbados corporation
                  Authentic Fitness Products, Inc., a Delaware corporation, which owns 100% of:
                           Authentic Fitness Online Inc., a Nevada corporation
                           CCC Acquisition Corp., a Delaware corporation
                           Authentic Fitness Retail Inc., a Delaware corporation
                           Authentic Fitness of Canada Inc., a Canadian corporation
                           Vista de Yucatan S.A. de C.V., a Mexican corporation
                  Authentic Fitness de Mexico S.A. de C.V., a Mexican corporation
         Warnaco Puerto Rico, Inc., a Delaware corporation
         Warnaco U.S., Inc., a Delaware corporation
         A.B.S. Clothing Collection Inc., a Delaware corporation
         C.F. Hathaway Company, a Delaware corporation
         Warnaco International L.L.C., a Delaware LLC (only 99% owned by Warnaco, Inc.)
         184 Benton Street Inc., a Delaware corporation, which owns 1% of:
                  Warnaco International L.L.C., a Delaware LLC
         Penhaligon's by Request, Inc., a Delaware corporation
         Warnaco Men's Sportswear Inc., a Delaware corporation
         Gregory Street, Inc., a Delaware corporation, which owns 100% of:
                  Warnaco Operations Corporation, a Delaware corporation
         Warnaco International, Inc., a Delaware corporation, which owns 100% of:
                  Warmana Limited, a Delaware corporation, which owns 100% of:
                           Hamlet Manufacturing S.A., a Honduras corporation
                           Olga de Villanueva, S.A., a Honduras corporation
                           Warner's de Honduras, S.A., a Honduras corporation
                           Williams Manufacturing, S.A., a Honduras corporation
                           Juarmex S.A. de C.V., a Mexican corporation
                  Warner's (EIRE) Teoranta, an Ireland corporation
                  Warnaco Sourcing Inc., a Delaware corporation
                  Warner's de Costa Rica Inc., a Delaware corporation
                  Warner's Company (Belgium) S.A.,a Belgium corporation, which owns 100% of:
                           Donatex-Warnaco S.A., a Belgium corporation
                           Warnaco France SARL, a French corporation, which owns:
                                    99.8% of Calvin Klein France SnC, a French partnership
                  Warner's de Mexico, S.A. de C.V., a Mexican corporation
                  Warnaco Netherlands B.V., a Netherlands corporation (only .04% is owned by Warnaco
                  International Inc., a Delaware corporation)
         Warnaco B.V., a Netherlands corporation, which owns:
                  100% of Warnaco Holland B.V., a Netherlands corporation, which owns:
                           50% of Lenitex-Warnaco GesmbH, an Austria corporation
                           50% of Lejaby S.A.S., a French corporation, which owns:
                                    99% of Euralis S.A.S., a French corporation
                                    24.5% of Warnaco SrL, an Italian corporation
                           50% of Warnaco Lac One Gmbh, a German corporation, which owns:
                                    99% of Eratex-Warnaco Lac Two Gmbh Co. KG, a German partnership
                                    90% of Warnaco Lac Two GmbH, a German corporation
                                            1% of Eratex-Warnaco Lac Two Gmbh Co. KG, a German partnership
                           37.75% of Warnaco SrL, an Italian corporation
                           50% of Lintex-Warnaco S.A., a Switzerland corporation
                  50% of WAS B.V., a Netherlands corporation
                  97.56% of Warnaco Netherlands B.V., a Netherlands corporation, which owns:
                           50% of Lenitex-Warnaco GesmbH, an Austria corporation
                           50% of Lejaby S.A.S., a French corporation
                           50% of Warnaco Lac One Gmbh, a German corporation
                           10% of Warnaco Lac Two GmbH, a German corporation
                           50% of Lintex-Warnaco S.A., a Switzerland corporation
                           100% of Warner's (U.K.) Ltd., a United Kingdom corporation, which owns:
                                    100% of Mullion Int. BVI, a British Virgin Islands corporation
                                    100% of Leratex Warnaco Ltd., a United Kingdom corporation
                                    100% of Hamlet Shirt Company Ltd., an United Kingdom corporation
                                    .2% of Calvin Klein France SnC, a French partnership
                           100% of Warnaco of Canada Company, a Canadian corporation which owns 100% of:
                                    Tilbes Servisport Inc., a Canadian corporation
                           1% of Euralis S.A.S., a French corporation
                           37.75% of Warnaco SrL, an Italian corporation
                  100% of Warnaco Portugal - Vestuario e Acessorios, Sociedade Unipessoal, Lda., a
                  Portugal corporation
                  100% of Warnaco Germany GmbH, a German corporation
         Warnaco (H.K.) Ltd., a Barbados corporation, which owns 100% of:
                  Warnaco Singapore Private Ltd., a Singapore corporation
         Warner's Aiglon S.A., a French corporation, which owns 100% of:
                  PMJ S.A., a French corporation
         Warnaco Japan K.K., a Japanese corporation
         Vista de Puebla S.A. de C.V., a Mexican corporation
         Vista de Huamantla S.A. de C.V., a Mexican corporation
         Centro de Corte de Tetla S.A. de C.V., a Mexican corporation
         Linda Vista de Veracruz S.A. de C.V., a Mexican corporation
         Linda Vista de Tlaxcala S.A. de C.V., a Mexican corporation
         Olguita de Mexico S.A., a Mexican corporation
         WAC Internacional Distrubcion de Puebla S.A. de C.V., a Mexican corporation
         Warnaco Intimo S.A., a Spain corporation
         Warnaco Netherlands B.V., a Netherlands corporation (only 2.4% is owned by Warnaco Inc., a Delaware corporation)
         Warnaco Ltd. (U.K.), a United Kingdom corporation
         Private Pleasures Limited, a United Kingdom corporation

                             MANAGEMENT AND CONTROL

4.       Directors and Executive Officers

         (i)      ISSUER

                  (a) The following table lists the names and offices held by all directors and executive officers of the Issuer as of the date of this application. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
Antonio C. Alvarez II                    Director, President and Chief Executive Officer
James P. Fogarty                         Chief Financial Officer and Senior Vice President-Finance
Stanley P. Silverstein                   Vice President, General Counsel, Secretary and Chief
                                         Administrative Officer
Stuart D. Buchalter                      Director and Non-Executive Chairman of the Board
Joseph A. Califano, Jr.                  Director
Donald G. Drapkin                        Director
Richard Karl Goeltz                      Director
Harvey Golub                             Director
Dr. Manuel T. Pacheco                    Director
Linda J. Wachner                         Director

                  (b) The following table lists the names and offices to be held by all directors and executive officers of the Issuer as of the Effective Date. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
Antonio C. Alvarez II                    Director, President and Chief Executive Officer
James P. Fogarty                         Director, Chief Financial Officer and Senior Vice President-Finance
Stanley P. Silverstein                   Vice President-Administration, Chief Administrative
                                         Officer and Secretary
Stuart D. Buchalter                      Director and Non-Executive Chairman of the Board
Richard Karl Goeltz                      Director
Harvey Golub                             Director

         (ii)     PARENT GUARANTOR

                  (a) The following table lists the names and offices held by all directors and executive officers of the Parent Guarantor as of the date of this application. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
Antonio C. Alvarez II                    Director, President and Chief Executive Officer
James P. Fogarty                         Chief Financial Officer and Senior Vice President-Finance
Stanley P. Silverstein                   Vice President, General Counsel and Secretary
Stuart D. Buchalter                      Director and Non-Executive Chairman of the Board
Joseph A. Califano, Jr.                  Director
Donald G. Drapkin                        Director
Richard Karl Goeltz                      Director
Harvey Golub                             Director
Dr. Manuel T. Pacheco                    Director
Linda J. Wachner                         Director
Philip Terenzio                          President - International


                  (b) The following table lists the names and offices to be held by all directors and executive officers of the Parent Guarantor as of the Effective Date. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
Antonio C. Alvarez II                    Director, President and Chief Executive Officer
James P. Fogarty                         Director, Chief Financial Officer and Senior Vice President-Finance
Stanley P. Silverstein                   Vice President-Administration, Chief Administrative
                                         Officer and Secretary
Stuart D. Buchalter                      Director and Non-Executive Chairman of the Board
Richard Karl Goeltz                      Director
Harvey Golub                             Director

         (iii) 184 BENTON STREET, INC., A.B.S. CLOTHING COLLECTION, INC., ABBEVILLE MANUFACTURING COMPANY, C.F. HATHAWAY COMPANY, CALVIN KLEIN JEANSWEAR COMPANY, CKJ HOLDINGS, INC., DESIGNER HOLDINGS, LTD., JEANSWEAR HOLDINGS, INC., KAI JAY MANUFACTURING COMPANY, OUTLET HOLDINGS, INC., OUTLET STORES, INC., RIO SPORTSWEAR, INC., UBERTECH PRODUCTS, INC., WARNACO MEN'S SPORTSWEAR, INC., WARNACO PUERTO RICO, INC., and WARNACO SOURCING, INC.

                  (a) The following table lists the names and offices held by all directors and executive officers of each of the Subsidiary Guarantors named in (iii) above, as of the date of this application. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Treasurer
Stanley P. Silverstein                   Director, President and Secretary
Wallis H. Brooks                         Director and Vice President

                  (b) The following table lists the names and offices to be held by all directors and executive officers of each of the Subsidiary Guarantors named in (iii) above as of the Effective Date. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Treasurer
Stanley P. Silverstein                   Director, President and Secretary
Wallis H. Brooks                         Director

         (iv) AUTHENTIC FITNESS CORPORATION, AUTHENTIC FITNESS ON-LINE, INC., AUTHENTIC FITNESS PRODUCTS, INC., AUTHENTIC FITNESS RETAIL, INC., and CCC ACQUISITION CORPORATION.

                  (a) The following table lists the names and offices held by all directors and executive officers of each of the Subsidiary Guarantors named in (iv) above, as of the date of this application. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Treasurer
Stanley P. Silverstein                   Director, President and Secretary
Wallis H. Brooks                         Director and Vice President
Roger Williams                           Vice President

                  (b) The following table lists the names and offices to be held by all directors and executive officers of each of the Subsidiary Guarantors named in (iv) above as of the Effective Date. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Treasurer
Stanley P. Silverstein                   Director, President and Secretary
Wallis H. Brooks                         Director

         (v)      MYRTLE AVENUE, INC.

                  (a) The following table lists the names and offices held by all directors and executive officers of Myrtle Avenue, Inc. as of the date of this application. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Assistant Treasurer
Stanley P. Silverstein                   Director and Secretary
Wallis H. Brooks                         Director and Vice President
Stephen J. Wright                        President
Ray Stattel                              Treasurer

                  (b) The following table lists the names and offices to be held by all directors and executive officers of Myrtle Avenue, Inc. as of the Effective Date. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Treasurer
Stanley P. Silverstein                   Director, President and Secretary
Wallis H. Brooks                         Director


         (vi)     PENHALIGON'S BY REQUEST, INC.

                  (a) The following table lists the names and offices held by all directors and executive officers of Penhaligon's By Request, Inc. as of the date of this application. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Treasurer
Stanley P. Silverstein                   Director
Wallis H. Brooks                         Director and Vice President
Linda Weinberger                         President and Secretary

                  (b) The following table lists the names and offices to be held by all directors and executive officers of Penhaligon's By Request, Inc. as of the Effective Date. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Treasurer
Stanley P. Silverstein                   Director, President and Secretary
Wallis H. Brooks                         Director

         (vii)    GREGORY STREET, INC.

                  (a) The following table lists the names and offices held by all directors and executive officers of Gregory Street, Inc. as of the date of this application. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Treasurer
Stanley P. Silverstein                   Director
Wallis H. Brooks                         Director and Vice President
Stephen J. Wight                         President and Secretary

                  (b) The following table lists the names and offices to be held by all directors and executive officers of Gregory Street, Inc. as of the Effective Date. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Treasurer
Stanley P. Silverstein                   Director, President and Secretary
Wallis H. Brooks                         Director


         (viii)   WARNACO U.S., INC.

                  (a) The following table lists the names and offices held by all directors and executive officers of Warnaco U.S., Inc. as of the date of this application. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Treasurer
Stanley P. Silverstein                   Director, Vice President and Secretary
Wallis H. Brooks                         Director and Vice President
Stephen J. Wight                         President
Peter Seibel                             Assistant Treasurer

                  (b) The following table lists the names and offices to be held by all directors and executive officers of Warnaco, U.S., Inc. as of the Effective Date. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Treasurer
Stanley P. Silverstein                   Director, President and Secretary
Wallis H. Brooks                         Director


         (ix)     WARNER'S DE COSTA RICA, INC.

                  (a) The following table lists the names and offices held by all directors and executive officers of Warner's de Costa Rica, Inc. as of the date of this application. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Treasurer
Stanley P. Silverstein                   Director, President and Secretary
Douglas P. Rosefsky                      Director and Vice President

                  (b) The following table lists the names and offices to be held by all directors and executive officers of Warner's de Costa Rica, Inc. as of the Effective Date. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Director, Vice President and Treasurer
Stanley P. Silverstein                   Director, President and Secretary
Wallis H. Brooks                         Director


         (x)      WARNACO INTERNATIONAL, LLC.

                  (a) The following table lists the names and offices held by all directors and executive officers of Warnaco International, LLC, as of the date of this application. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
Stanley P. Silverstein                   Vice President and Secretary

                  (b) The following table lists the names and offices to be held by all directors and executive officers of Warnaco International, LLC, as of the Effective Date. The mailing address for each of the individuals listed in the following table is:

                           c/o The Warnaco Group, Inc.
                                 90 Park Avenue
                            New York, New York 10016

NAME                                     OFFICE
James P. Fogarty                         Vice President and Treasurer
Stanley P. Silverstein                   President and Secretary


5.       Principal Owners of Voting Securities

         (i)      ISSUER

                  Set forth in the table below is a description of the principal owners of the voting securities of Warnaco, Inc. as of the date of this application. The principal owners of the voting securities of Warnaco, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
      The Warnaco Group, Inc.         Common Stock, par        100,000 shares                 100%
          90 Park Avenue               value $1.00 per
     New York, New York 10016               share
--------------------------------------------------------------------------------------------------------------

         (ii)     PARENT GUARANTOR

                  (a) As of the date of this application, there is no person or entity that controls or has a greater than 10% interest in the voting securities of the Parent Guarantor.

                  (b) As of the Effective Date, there will continue to be no person or entity that controls or has a greater than 10% interest in the voting securities of the Parent Guarantor.

         (iii)    184 BENTON STREET, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of 184 Benton Street, Inc. as of the date of this application. The principal owners of the voting securities of 184 Benton Street, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
           Warnaco, Inc.              Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.        value $1.00 per
          90 Park Avenue                    share
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (iv)     A.B.S. CLOTHING COLLECTION, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of A.B.S. Clothing Collection, Inc. as of the date of this application. The principal owners of the voting securities of A.B.S. Clothing Collection, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
           Warnaco, Inc.              Common Stock, par             450                       100%
    c/o The Warnaco Group, Inc.         value $.01 per
          90 Park Avenue                    share.
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (v)      ABBEVILLE MANUFACTURING COMPANY.

                  Set forth in the table below is a description of the principal owners of the voting securities of Abbeville Manufacturing Company as of the date of this application. The principal owners of the voting securities of Abbeville Manufacturing Company will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
  Calvin Klein Jeanswear Company      Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (vi)     AUTHENTIC FITNESS CORPORATION

                  (a) Set forth in the table below is a description of the principal owners of the voting securities of Authentic Fitness Corporation as of the date of this application.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
      The Warnaco Group, Inc.         Common Stock, par         1,000 shares                  100%
          90 Park Avenue             value $.01 per share
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

                  (b) Set forth in the table below is a description of the principal owners of the voting securities of Authentic Fitness Corporation as of the Effective Date. As described in more detail in Item 3(ii)(e) above, on the Effective Date, The Warnaco Group, Inc. will transfer 100% of the shares held in Authentic Fitness Corporation to Warnaco, Inc.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
           Warnaco, Inc.              Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (vii)    AUTHENTIC FITNESS ON-LINE, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Authentic Fitness On-Line, Inc. as of the date of this application. The principal owners of the voting securities of Authentic Fitness On-Line, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
   Authentic Fitness Products, Inc      Common Stock, par         100 shares                  100%
     c/o The Warnaco Group, Inc.       value $.01 per share
           90 Park Avenue
      New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (viii)   AUTHENTIC FITNESS PRODUCTS, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Authentic Fitness Products, Inc. as of the date of this application. The principal owners of the voting securities of Authentic Fitness Products, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
    Authentic Fitness Corporation       Common Stock, par         100 shares                  100%
     c/o The Warnaco Group, Inc.       value $.01 per share
           90 Park Avenue
      New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (ix)     AUTHENTIC FITNESS RETAIL, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Authentic Fitness Retail, Inc. as of the date of this application. The principal owners of the voting securities of Authentic Fitness Retail, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
   Authentic Fitness Products, Inc.       Common Stock, par        100 shares                 100%
      c/o The Warnaco Group, Inc.        value $.01 per share
            90 Park Avenue
       New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (x)      CCC ACQUISITION CORPORATION

                  Set forth in the table below is a description of the principal owners of the voting securities of CCC Acquisition Corporation as of the date of this application. The principal owners of the voting securities of CCC Acquisition Corporation will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
   Authentic Fitness Products, Inc.       Common Stock, par        100 shares                 100%
      c/o The Warnaco Group, Inc.        value $.01 per share
            90 Park Avenue
       New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xi)     C.F. HATHAWAY COMPANY

                  Set forth in the table below is a description of the principal owners of the voting securities of C.F. Hathaway Company as of the date of this application. The principal owners of the voting securities of C.F. Hathaway Company will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
           Warnaco, Inc.              Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.        value $1.00 per
          90 Park Avenue                    share
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xii)    CALVIN KLEIN JEANSWEAR COMPANY

                  Set forth in the table below is a description of the principal owners of the voting securities of Calvin Klein Jeanswear Company as of the date of this application. The principal owners of the voting securities of Calvin Klein Jeanswear Company will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
     Jeanswear Holdings, Inc.         Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xiii)   CKJ HOLDINGS, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of CKJ Holdings, Inc. as of the date of this application. The principal owners of the voting securities of CKJ Holdings, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
  Calvin Klein Jeanswear Company      Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xiv)    DESIGNER HOLDINGS, LTD.

                  (a) Set forth in the table below is a description of the principal owners of the voting securities of Designer Holdings, Ltd. as of the date of this application.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
      The Warnaco Group, Inc.         Common Stock, par         1,000 shares                  100%
          90 Park Avenue             value $.01 per share
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

                  (b) Set forth in the table below is a description of the principal owners of the voting securities of Designer Holdings, Ltd. as of the Effective Date. As described in more detail in Item 3(ii)(e) above, on the Effective Date, The Warnaco Group, Inc. will transfer 100% of the shares held in Designer Holdings, Ltd. to Warnaco, Inc.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
           Warnaco, Inc.              Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xv)     GREGORY STREET, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Gregory Street, Inc. as of the date of this application. The principal owners of the voting securities of Gregory Street, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
           Warnaco, Inc.              Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xvi)    JEANSWEAR HOLDINGS, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Jeanswear Holdings, Inc. as of the date of this application. The principal owners of the voting securities of Jeanswear Holdings, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
      Designer Holdings, Ltd.         Common Stock, par        10,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xvii)   KAI JAY MANUFACTURING COMPANY

                  Set forth in the table below is a description of the principal owners of the voting securities of Kai Jay Manufacturing Company as of the date of this application. The principal owners of the voting securities of Kai Jay Manufacturing Company will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
  Calvin Klein Jeanswear Company      Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xviii)  MYRTLE AVENUE, INC.

                  (a) Set forth in the table below is a description of the principal owners of the voting securities of Myrtle Avenue, Inc. as of the date of this application.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
      The Warnaco Group, Inc.         Common Stock, par         1,000 shares                  100%
          90 Park Avenue             value $.01 per share
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

                  (b) Set forth in the table below is a description of the principal owners of the voting securities of Myrtle Avenue, Inc., as of the Effective Date. As described in more detail in Item 3(ii)(e) above, on the Effective Date, The Warnaco Group, Inc. will transfer 100% of the shares held in Myrtle Avenue, Inc., to Warnaco, Inc.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
           Warnaco, Inc.              Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xix)    OUTLET HOLDINGS, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Outlet Holdings, Inc. as of the date of this application. The principal owners of the voting securities of Outlet Holdings, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
      Designer Holdings, Ltd.         Common Stock, par          100 shares                   100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xx)     OUTLET STORES, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Outlet Stores, Inc. as of the date of this application. The principal owners of the voting securities of Outlet Stores, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
      Designer Holdings, Ltd.         Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xxi)    PENHALIGON'S BY REQUEST, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Penhaligon's By Request, Inc. as of the date of this application. The principal owners of the voting securities of Penhaligon's By Request, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
           Warnaco, Inc.              Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xxii)   RIO SPORTSWEAR, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Rio Sportswear, Inc. as of the date of this application. The principal owners of the voting securities of Rio Sportswear, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
      Designer Holdings, Ltd.         Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xxiii)  UBERTECH PRODUCTS, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Ubertech Products, Inc. as of the date of this application. The principal owners of the voting securities of Ubertech Products, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
    Authentic Fitness Corporation       Common Stock, par        1,000 shares                 100%
     c/o The Warnaco Group, Inc.       value $.01 per share
           90 Park Avenue
      New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xxiv)   WARNACO INTERNATIONAL, LLC

                  (a) As of the date of this application, Warnaco, Inc., owned $99.0 of the limited liability company interest in Warnaco International, LLC. As of the date of this application, there was $100.0 of total outstanding limited liability company interest in Warnaco International, LLC. As of the date of this application, Warnaco, Inc. owned a 99% limited liability company interest in Warnaco International, LLC.

                  (b) As of the Effective Date, Warnaco, Inc., will continue to own $99.0 of the limited liability company interest in Warnaco International, LLC. As of the Effective Date, there will continue to be $100.0 of total outstanding limited liability company interest in Warnaco International, LLC. As of the Effective Date, Warnaco, Inc. will continue to own a 99% limited liability company interest in Warnaco International, LLC.

         (xxv)    WARNACO MEN'S SPORTSWEAR, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Warnaco Men's Sportswear, Inc. as of the date of this application. The principal owners of the voting securities of Warnaco Men's Sportswear, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
           Warnaco, Inc.              Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.        value $1.00 per
          90 Park Avenue                    share
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xxvi)   WARNACO PUERTO RICO, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Warnaco Puerto Rico, Inc. as of the date of this application. The principal owners of the voting securities of Warnaco Puerto Rico, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
           Warnaco, Inc.              Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xxvii)  WARNACO SOURCING, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Warnaco Sourcing, Inc. as of the date of this application. The principal owners of the voting securities of Warnaco Sourcing, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
    Warnaco International, Inc.       Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.        value $1.00 per
          90 Park Avenue                    share
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xxviii) WARNACO U.S., INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Warnaco U.S., Inc. as of the date of this application. The principal owners of the voting securities of Warnaco U.S., Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
           Warnaco, Inc.              Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.      value $.01 per share
          90 Park Avenue
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

         (xxix)   WARNER'S DE COSTA RICA, INC.

                  Set forth in the table below is a description of the principal owners of the voting securities of Warner's De Costa Rica, Inc. as of the date of this application. The principal owners of the voting securities of Warner's De Costa Rica, Inc. will remain the same after the Effective Date.

--------------------------------------------------------------------------------------------------------------
 Name and Complete Mailing Address   Title of Class Owned       Amount Owned          Percentage of Voting
                                                                                        Securities Owned
--------------------------------------------------------------------------------------------------------------
    Warnaco International, Inc.       Common Stock, par         1,000 shares                  100%
    c/o The Warnaco Group, Inc.        value $1.00 per
          90 Park Avenue                    share
     New York, New York 10016
--------------------------------------------------------------------------------------------------------------

                                  UNDERWRITERS

6.       Underwriters

         (a) No person has acted as underwriter for the Issuer's, the Parent Guarantor's or the Subsidiary Guarantor's securities issued in the last three years.

         (b) No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.


                               CAPITAL SECURITIES

7.       Capitalization

(A)      Capitalization as of the date of this application:

         (i)      ISSUER

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $1.00 per share ................        100,000         100,000

         (ii)     PARENT GUARANTOR

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Class A Common Stock, par value $0.01 per share.........    130,000,000      65,232,594
   Preferred Stock, par value $0.01 per share .............      9,870,000            None
   Series A Junior Participating Preferred Stock,
         par value $0.01 per share.........................        130,000            None
Debt Securities (amount in thousands):
   N/A                                                                 N/A             N/A

         (iii)    184 BENTON STREET, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $1.00 per share ................          1,000           1,000

         (iv)     A.B.S. CLOTHING COLLECTION, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................         10,000             450

         (v)      ABBEVILLE MANUFACTURING COMPANY

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share .................          1,000           1,000

         (vi)     AUTHENTIC FITNESS CORPORATION

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................          1,000           1,000

         (vii)    AUTHENTIC FITNESS ON-LINE, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................            100             100

         (viii)   AUTHENTIC FITNESS PRODUCTS, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................         10,000             100

         (ix)     AUTHENTIC FITNESS RETAIL, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................            100             100

         (x)      CCC ACQUISITION CORPORATION

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................          1,000             100

         (xi)     C.F. HATHAWAY COMPANY

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $1.00 per share ................          1,000           1,000

         (xii)    CALVIN KLEIN JEANSWEAR COMPANY

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................          1,000           1,000

         (xiii)   CKJ HOLDINGS, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................          1,000           1,000

         (xiv)    DESIGNER HOLDINGS, LTD.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................          1,000           1,000

         (xv)     GREGORY STREET, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share .................          1,000           1,000


         (xvi)    JEANSWEAR HOLDINGS, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................         50,000          10,000

         (xvii)   KAI JAY MANUFACTURING COMPANY

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................          1,000           1,000

         (xviii)  MYRTLE AVENUE, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................          1,000           1,000

         (xix)    OUTLET HOLDINGS, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................          1,000             100

         (xx)     OUTLET STORES, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................          1,000           1,000

         (xxi)    PENHALIGON'S BY REQUEST, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................          1,000           1,000

         (xxii)   RIO SPORTSWEAR, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................         10,000           1,000

         (xxiii)  UBERTECH PRODUCTS, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................          1,000           1,000

         (xxiv)   WARNACO INTERNATIONAL, LLC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in dollar amount of interest)
   Limited Liability Company Interest .....................            100             100

         (xxv)    WARNACO MEN'S SPORTSWEAR, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $1.00 per share ................          1,000           1,000

         (xxvi)   WARNACO PUERTO RICO, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................          1,000           1,000

         (xxvii)  WARNACO SOURCING, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
   Common Stock, par value $1.00 per share..................          1,000           1,000

         (xxviii) WARNACO U.S., INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $.01 per share..................          1,000           1,000

         (xxix)   WARNER'S DE COSTA RICA, INC.

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $1.00 per share ................          1,000           1,000


(B)      Voting Rights as of the date of this application

         (i)      ISSUER

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

         (ii)     PARENT GUARANTOR

                  The holders of Class A Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders. If dividends payable on the Preferred Stock shall have been in arrears and unpaid in an aggregate amount equal to or exceeding the amount of dividends payable thereon for six consecutive quarterly periods, then the number of directors shall be increased by one and the holders of the Preferred Stock, shall have the exclusive right to elect a director of the Parent Guarantor to fill such newly created directorship. Whenever such voting right shall have vested, such right shall continue until such time as all cumulative dividends shall have been paid in full, at which time such voting right of the holders of the Preferred Stock shall terminate. Each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Parent Guarantor. The holders of shares of Series A Junior Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Parent Guarantor.

         (iii)    184 BENTON STREET, INC.

                  Each share of stock shall entitle the holder thereof to one vote. In the election of directors, a plurality of the votes cast shall elect. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power.

         (iv)     A.B.S. CLOTHING COLLECTION, INC.

                  Except as otherwise provided by the General Corporation Law, the Articles of Incorporation or the By-Laws, any action required or permitted to be taken at a meeting at which a quorum is present shall be authorized by the affirmative vote of a majority of the shares represented at the meeting. Notwithstanding anything to the contrary in the By-Laws, all corporate action requiring the approval of the shareholders of the corporation, by vote or written consent, shall require the affirmative vote or written consent of the holders of seventy-five percent (75%) of the outstanding shares of stock, notwithstanding that the applicable law may otherwise permit such actions with vote, consent or approval of a lesser percentage.

         (v)      ABBEVILLE MANUFACTURING COMPANY

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

         (vi)     AUTHENTIC FITNESS CORPORATION

                  Each stockholder shall be entitled to one vote for each outstanding share of capital stock held by such stockholder. The affirmative vote of a majority of the shares of capital stock present, in person or by proxy, at a meeting of stockholders and entitled to vote on the subject matter shall be the act of the stockholders.

         (vii)    AUTHENTIC FITNESS ON-LINE, INC.

                  Every stockholder of record shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation.

         (viii)    AUTHENTIC FITNESS PRODUCTS, INC.

                  Each stockholder shall have one vote for each share of stock having voting power, registered in his or her name on the books of the corporation on the record date set by the Board of Directors. All elections shall be had and all questions decided by a plurality vote. The vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes, or the Certificate of Incorporation, or the By-Laws, a different vote is required in which case such express provision shall govern and control the decision of such question.

         (ix)     AUTHENTIC FITNESS RETAIL, INC.

                  Each stockholder shall be entitled to one vote for each outstanding share of capital stock of the corporation held by such stockholder. The affirmative vote of a majority of the shares of capital stock of the corporation present, in person or by proxy, at a meeting of stockholders and entitled to vote on the subject matter shall be the act of the stockholders.

         (x)      CCC ACQUISITION CORPORATION

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

         (xi)     C.F. HATHAWAY COMPANY

                  Each stockholder shall be entitled to one vote for each outstanding share of capital stock of the corporation held by such stockholder. All matters, except as otherwise provided by law, by the Certificate of Incorporation, or by the By-Laws, shall be decided by a majority in interest of the stockholders of the corporation present in person or by proxy at such meeting and entitled to vote.

         (xii)    CALVIN KLEIN JEANSWEAR COMPANY

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

         (xiii)   CKJ HOLDINGS, INC.

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Unless otherwise required by law, the Certificate of Incorporation or the By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

         (xiv)    DESIGNER HOLDINGS, LTD.

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Unless otherwise required by law, the Certificate of Incorporation or the By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the capital stock represented and entitled to vote thereat.

         (xv)     GREGORY STREET, INC.

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

         (xvi)    JEANSWEAR HOLDINGS, INC.

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

         (xvii)   KAI JAY MANUFACTURING COMPANY

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

         (xviii)  MYRTLE AVENUE, INC.

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

         (xix)    OUTLET HOLDINGS, INC.

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stock-holders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

         (xx)     OUTLET STORES, INC.

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

         (xxi)    PENHALIGON'S BY REQUEST, INC.

                  Unless otherwise provided in the Certificate of Incorporation, and subject to certain provisions in the By-Laws, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented and entitled to vote thereat, voting as a single class.

         (xxii)   RIO SPORTSWEAR, INC.

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

         (xxiii)  UBERTECH PRODUCTS, INC.

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented and entitled to vote thereat, voting as a single class.

         (xxiv)   WARNACO INTERNATIONAL, LLC.

                  The holders of limited liability company interests (the "Members") may vote, approve a matter or take any action by the vote of Members at a meeting, in person or by proxy, or without a meeting by written consent. All actions of the Members shall be taken by the Members in proportion to their interest in the limited liability company at the time of the action taken. An action approved at a meeting by Members owning more than 50% of the limited liability company interest shall be action of the Members.

         (xxv)    WARNACO MEN'S SPORTSWEAR, INC.

                  All matters, except as otherwise provided by law, by the Certificate of Incorporation, or by the By-Laws, shall be decided by a majority in interest of the stockholders of the corporation present in person or by proxy at such meeting and entitled to vote. Shares belonging to the corporation shall not be voted directly or indirectly.

         (xxvi)   WARNACO PUERTO RICO, INC.

                  Unless otherwise provided in the Certificate of Incorporation, and subject to certain provisions of the By-Laws, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented and entitled to vote thereat, voting as a single class.

         (xxvii)  WARNACO SOURCING, INC.

                  Each share of stock shall entitle the holder thereof to one vote. In the election of directors, a plurality of the votes cast shall elect. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power.

         (xxviii) WARNACO U.S., INC.

                  Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat.

         (xxix)   WARNER'S DE COSTA RICA, INC.

                  Each share of stock shall entitle the holder thereof to one vote. In the election of directors, a plurality of the votes cast shall elect. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power.


(C)      Capitalization as of the Effective Date:

         (i) ISSUER

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Common Stock, par value $1.00 per share.................        100,000        100,000

         (ii) PARENT GUARANTOR

                                                                    AMOUNT          AMOUNT
TITLE OF CLASS                                                  AUTHORIZED     OUTSTANDING
Capital Stock (in number of shares)
   Class A Common Stock, par value $0.01 per share.........    112,500,000      45,000,000
   Preferred Stock, par value $0.01 per share..............     19,887,500            None
   Series A Preferred Stock, par value $0.01 per share.....        112,500            None

Debt Securities (amount in thousands):
   Second Lien Notes due 2008 .............................       $200,942        $200,942

         (iii)    SUBSIDIARY GUARANTORS

                  The capitalization of each Subsidiary Guarantor as of the Effective Date will be identical to the capitalization of each Subsidiary Guarantor as of the date of this application. The capitalization tables described in Item 7(A)(iii)-(xxix) above accurately reflects the capitalization of each Subsidiary Guarantor described therein as of the Effective Date.


(D)      Voting Rights as of the Effective Date:

         (i)      ISSUER

                  The voting rights of the common stock as of the Effective Date will be identical to the voting rights of the Issuer's current common stock described in Item 7(B)(i) above.

         (ii)     PARENT GUARANTOR

                  The holders of outstanding shares of Common Stock shall have the right to vote on the election and removal of the directors and on all other matters to be voted on by the stockholders. At every meeting with respect to matters on which the holders of outstanding shares of Common Stock are entitled to vote, the holders of outstanding shares of Common Stock shall be entitled to one vote per share. Each share of Preferred Stock of any series shall have voting rights equal to 1/100th of the vote of one share of Common Stock and all holders of shares of Preferred Stock shall vote together with the holders of Common Stock. The holders of Units of Series A Preferred Stock shall be entitled to one vote on all matters submitted to a vote of the stockholders of the Parent Guarantor. The holders of Units of Series A Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Parent Guarantor. If dividends on any Units of Series A Preferred Stock shall be in arrears in an amount equal to six quarterly dividends, then all holders of Units of Series A Preferred Stock, voting separately as a class, shall have the right to elect two Directors of the Parent Guarantor. Under the Plan, the Parent Guarantor's existing common stock will be cancelled as of the Effective Date.

         (iii)    SUBSIDIARY GUARANTORS

                  The voting rights of each Subsidiary Guarantor's common stock outstanding on the Effective Date will be identical to the voting rights of each Subsidiary Guarantor's outstanding common stock as of the date of this application described in Item 7(B) above. The current holders of the common stock of each of the Subsidiary Guarantors are, and the holders of the common stock of each of the Subsidiary Guarantors upon the Effective Date will be, entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

                              INDENTURE SECURITIES

8.       Analysis of Indenture Provisions

         The following is a general description of certain provisions of the Indenture to be qualified and is subject in its entirety by reference to the form of the Indenture to be qualified, filed as Exhibit T3C hereto and is incorporated herein by reference. Terms used below have the meaning ascribed to them in the Indenture.

         (a)      Defaults under the Indenture; Withholding of Notice of Default

         The events of Default set forth in Section 501 of the Indenture include:

                  (i) the Corporation or any other Loan Party (a) defaults in payment of principal or interest on any Security when the same becomes due and payable or (b) defaults in payment of any other payment due under any Loan Document and such default is not remedied within three Business Days;

                  (ii) any representation or warranty made by the Corporation or other Loan Party in connection with any Loan Document proves to be incorrect in any material respect when made;

                  (iii) failure by the Corporation or any other Loan Party to perform or observe any term, covenant or agreement contained in the Indenture or in any other Loan Document (if such failure remains unremedied after 30 days from the earlier of the date on which (a) an officer becomes aware of such failure or (b) written notice thereof is given to the Corporation);

                  (iv) failure by any Warnaco Entity to pay any principal or interest on any Indebtedness of any Warnaco Entity that is outstanding in a principal amount of at least $20,000,000 either individually or in the aggregate, when the same becomes due and payable; or any other event occurs that has the effect of accelerating the maturity of such Indebtedness or otherwise cause such Indebtedness to mature; or any Indebtedness is declared to be due and payable or required to be prepaid or repurchased (other than (a) by a regularly scheduled required prepayment, (b) in connection with the Take-Out Securities or
                  (c) any mandatory prepayment required to be made by a Warnaco Entity under the Senior Credit Agreement) prior to the stated maturity thereof;

                  (v) certain events of bankruptcy or insolvency relating to any Warnaco Entity as specified in more detail in the Indenture;

                  (vi) any provision of any Loan Document shall for any reason fail or cease to be valid and binding on, or enforceable against, any Loan Party thereto;

                  (vii) any Collateral Document shall for any reason fail or cease to create a valid and enforceable Lien on any Collateral purported to be covered thereby or, except as permitted by the Loan Documents, such Lien shall fail or cease to be a perfected Lien in favor of the Collateral Trustee;

                  (viii) one or more judgments or orders, either individually or in the aggregate, for the payment of money in excess of $20,000,000 is rendered against one or more Warnaco Entity;

                  (ix) any non-monetary judgment or order is rendered against any Loan Party or any of its Subsidiaries that could be reasonably likely to have a Material Adverse Effect;

                  (x) an ERISA Event shall occur and the amount of all liabilities and deficiencies resulting therefrom, whether or not assessed, exceeds $20,000,000 in the aggregate;

                  (xi) a Change of Control occurs; or

                  (xii) a Warnaco Entity shall have entered into one or more consent or settlement decrees or similar arrangements with a Governmental Authority or one or more judgments or similar actions shall have been entered against a Warnaco Entity based on or arising from a violation of any Environmental Law, and in connection with all the foregoing, the Warnaco Entities are likely to incur Environmental Liabilities and Costs in excess of $10,000,000 in the aggregate.

         The Indenture provides that the Indenture Trustee will, within 90 days after the occurrence of a default, give the Holders notice of all uncured defaults known to it, provided that, except in the case of a default in the payment of the principal of or interest on any Security, the Indenture Trustee shall be protected in withholding such notice if the board of directors, the executive committee and/or a Responsible Officer of the Indenture Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.

         In case any Event of Default (as defined in the Indenture) will occur and be continuing, the Indenture Trustee or the holders of not less than 25% in principal amount of Securities outstanding may declare the principal of and all accrued interest on all the Securities to be due and payable immediately. In the event of an actual or deemed entry of an order for relief with respect to any Loan Party or any of its Subsidiaries under the Bankruptcy Code, the Securities, all such principal and interest shall automatically become due and payable, without presentment, demand, protest or notice of any kind.

         The Required Holders, by written notice to the Corporation and the Indenture Trustee, may rescind and annul a declaration of acceleration and its consequences if (a) the Corporation has deposited with the Indenture Trustee a sum sufficient to pay (i) all overdue interest on all Outstanding Securities,
(ii) all unpaid principal and interest of any Outstanding Securities which has become due (other than by such declaration of acceleration), (iii) interest on overdue interest (to the extent such payment is lawful), and (iv) all sums paid by the Indenture Trustee under the Indenture and all reasonable expenses and compensation of the Indenture Trustee and (b) all Events of Defaults have been cured or waived as provided in the Indenture (other than the non-payment of amounts of principal and interest which have become due solely by the declaration of acceleration).

         (b)      Authentication and Delivery of Securities; Application of
Proceeds

         As set forth in Section 305 of the Indenture, the Securities to be issued under the Indenture may from time to time be executed on behalf of the Corporation by its Chairman, its President or a Vice President and delivered to the Indenture Trustee for authentication and delivery in accordance with the Indenture. Each Security shall be dated the date of its delivery, and no Security shall be valid unless it bears a certificate of authentication, as provided in the Indenture, executed by the Indenture Trustee by manual signature of an authorized officer, and such certificate shall be conclusive evidence that such Security has been duly authenticated and delivered under the Indenture.

         There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Securities because the Securities will be issued partly in exchange for claims pursuant to the Plan.

         (c) Release or Substitution of Property Subject to the Lien of the Indenture

         As described in more detail Section 7.11 of the Pledge and Security Agreement, and subject in all cases to the terms of the Intercreditor Agreement, upon payment in full in cash of the principal of, interest and premium, if any, on all obligations of the Corporation and the Guarantors (the "Grantors") under the Indenture and the other Loan Documents and payment in full in cash of any other such obligations that are due and payable at or prior to the time such principal and interest are paid (i) the Collateral shall be released from the lien of the Indenture, all without delivery of any instrument or performance of any act by any party, (ii) all rights to the Collateral shall revert to the Grantors and (iii) at the request and sole expense of any Grantor following any such termination, the Collateral Trustee shall deliver to such Grantor any Collateral of such Grantor held by the Collateral Trustee and execute and deliver to such Grantor, at the sole expense of the Corporation, such documents as such Grantor shall reasonably request to evidence such termination.

         (d)      Satisfaction and Discharge of the Indenture

         As set forth in Section 401 of the Indenture, the Indenture will be discharged and will cease to be of further effect, (except as to rights of registration of transfer or exchange of Securities therein expressly provided for) when:

         (i) all Securities authenticated and delivered (other than Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture or Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to the Corporation) have been delivered to the Indenture Trustee for cancellation; or

         (ii) (a) all Securities that have not been delivered to the Indenture Trustee for cancellation have become due and payable, or (b) will become due and payable within one year, or (c) are to be called for redemption within one year under arrangements satisfactory to the Indenture Trustee for giving the notice of redemption by the Indenture Trustee in the name, and at the expense, of the Corporation, and, in the case of (a), (b) or (c) above, the Corporation has deposited or caused to be deposited with the Indenture Trustee as funds in trust for the purpose sufficient to pay and discharge the entire indebtedness on the Securities not delivered to the Indenture Trustee for cancellation, for (i) principal and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Prepayment Date, as the case may be and (ii) any mandatory sinking funs payments or analogous payments applicable to Outstanding Securities on the day on which such payments are due and payable in accordance with the terms of the Indenture and of such Securities;

         (iii) the Corporation has paid or caused to be paid all other sums payable under the Indenture by the Corporation; and

         (iv) the Corporation has delivered to the Indenture Trustee an Officers' Certificate (as defined in the Indenture) and an Opinion of Counsel (as defined in the Indenture) each stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

         Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Corporation to the Indenture Trustee under Section 606 (relating to compensation and re-imbursement of the Indenture Trustee), and if money shall have been deposited with the Indenture Trustee pursuant to clause
(ii) above, the obligations of the Indenture Trustee under Section 402 (relating to the application of trust money) and Section 1002(c) (relating to money for security payment to be held in trust) shall survive.

         As set forth in Section 402 of the Indenture, all money deposited with the Indenture Trustee, as described above, shall be held in trust and applied by it, in accordance with the provisions of the Securities and the Indenture, to the payment, either directly or through any Paying Agent (as defined in the Indenture), to the payment of the principal and interest for whose payment such money has been deposited with the Indenture Trustee. Such funds do not need to be segregated from other funds except to the extent required by law.

         (e)      Evidence of Compliance with Conditions

         As set forth in Section 102 of the Indenture, upon any request or application by the Corporation or any other Loan Party to the Indenture Trustee to take any action under the Indenture, the Corporation or such other Loan Party, shall furnish to the Indenture Trustee an Officers' Certificate (as defined in the Indenture) and an Opinion of Counsel (as defined in the Indenture), as may be required by the Indenture Trustee, to the effect that all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed actions have been satisfied. Such Opinion of Counsel may rely, as to factual matters, on a certificate of the Corporation.

         Every certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include: (i) a statement that each Person signing such certificate or opinion has read such covenant or condition and the definitions relating thereto, (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based, (iii) a statement that, in the opinion of each such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with, and (iv) a statement as to whether, in the opinion of each such Person, such condition or covenant has been complied with.

9.       Other Obligors

         The Obligors include the Issuer, the Parent Guarantor and the Subsidiary Guarantors, which are Applicants hereunder. There are no other Obligors.

         Content of Application for Qualification. This application for qualification comprises:

         (a)      Pages number 1 to 60 consecutively.

         (b) The statement of eligibility and qualification on form T-1 of Wells Fargo Bank N.A., as Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee:

    Exhibit T3A-1     -    Restated Certificate of Incorporation of Warnaco Inc.
                           as in effect on the date of filing hereof (previously filed)

    Exhibit T3A-2     -    Certificate of Amendment to Certificate of
                           Incorporation of Warnaco Inc. to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-3     -    Restated Certificate of Incorporation of The Warnaco
                           Group Inc. as in effect on the date of filing hereof, incorporated by reference to Exhibit 3.1 to the company's Registration Statement on Form S-1
                           (Registration No. 33-45877)

    Exhibit T3A-4     -    Amended and Restated Certificate of Incorporation of
                           The Warnaco Group, Inc. to be filed on the Effective
                           Date pursuant to the Plan (filed herewith)

    Exhibit T3A-5     -    Certificate of Incorporation of 184 Benton Street
                           Inc. as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-6     -    Certificate of Amendment to Certificate of
                           Incorporation of 184 Benton Street Inc., to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-7     -    Articles of Incorporation of A.B.S. Clothing
                           Collection Inc. (formerly known as Revenge, Inc., and also formerly known as J.A.R. Apparels, Inc.), as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-8     -    Certificate of Amendment to Articles of Incorporation
                           of A.B.S. Clothing Collection Inc. to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-9     -    Certificate of Incorporation of Abbeville
                           Manufacturing Co. (formerly known as Abbeville
                           Acquisition Company) as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-10    -    Certificate of Amendment to Certificate of
                           Incorporation of Abbeville Manufacturing Co. to be filed on the Effective Date pursuant to the Plan
                           (filed herewith)

    Exhibit T3A-11    -    Restated Certificate of Incorporation of Authentic
                           Fitness Corporation as in effect on the date of filing hereof, incorporated by reference from Exhibit
                           3.1 to the company's annual report on Form 10-K for the fiscal year ended July 3, 1993.

    Exhibit T3A-12    -    Certificate of Amendment to Certificate of
                           Incorporation of Authentic Fitness Corporation to be filed on the Effective Date pursuant to the Plan
                           (filed herewith)

    Exhibit T3A-13    -    Restated Certificate of Incorporation of Authentic
                           Fitness Online, Inc as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-14    -    Certificate of Amendment to Certificate of
                           Incorporation of Authentic Fitness Online, Inc. to be filed on the Effective Date pursuant to the Plan
                           (filed herewith)

    Exhibit T3A-15    -    Amended Certificate of Incorporation of Authentic
                           Fitness Products, Inc. (formerly known as Swim
                           America, Inc., and also formerly known as S
                           Acquisition Corporation) as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-16    -    Certificate of Amendment to Certificate of
                           Incorporation of Authentic Fitness Products, Inc. to be filed on the Effective Date pursuant to the Plan
                           (filed herewith)

    Exhibit T3A-17    -    Certificate of Incorporation of Authentic Fitness
                           Retail, Inc. as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-18    -    Certificate of Amendment to Certificate of
                           Incorporation of Authentic Fitness Retail, Inc. to be filed on the Effective Date pursuant to the Plan
                           (filed herewith)

    Exhibit T3A-19    -    Certificate of Incorporation of CCC Acquisition Corp.
                           as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-20    -    Certificate of Amendment to Certificate of
                           Incorporation of CCC Acquisition Corp. to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-21    -    Amended Certificate of Incorporation of C.F. Hathaway
                           Company (formerly known as Warner Hathaway, Inc.) as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-22    -    Certificate of Amendment to Certificate of
                           Incorporation of C.F. Hathaway Company to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-23    -    Certificate of Incorporation of Calvin Klein
                           Jeanswear Company as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-24    -    Certificate of Amendment to Certificate of
                           Incorporation of Calvin Klein Jeanswear Company to be filed on the Effective Date pursuant to the Plan
                           (filed herewith)

    Exhibit T3A-25    -    Certificate of Incorporation of CKJ Holdings, Inc. as
                           in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-26    -    Certificate of Amendment to Certificate of
                           Incorporation of CKJ Holdings, Inc. to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-27    -    Certificate of Incorporation of Designer Holdings,
                           Ltd. (formerly known as Denim Holding, Inc.) as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-28    -    Certificate of Amendment to Certificate of
                           Incorporation of Designer Holdings, Ltd. to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-29    -    Certificate of Incorporation of Gregory Street, Inc.
                           as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-30    -    Certificate of Amendment to Certificate of
                           Incorporation of Gregory Street, Inc. to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-31    -    Certificate of Incorporation of Jeanswear Holdings,
                           Inc., as in effect on the date of filing hereof
                           (filed herewith)

    Exhibit T3A-32    -    Certificate of Amendment to Certificate of
                           Incorporation of Jeanswear Holdings, Inc. to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-33    -    Amended Certificate of Incorporation of Kai Jay
                           Manufacturing Company (formerly known as KaiJay
                           Acquisition Corporation) as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-34    -    Certificate of Amendment to Certificate of
                           Incorporation of Kai Jay Manufacturing Company to be filed on the Effective Date pursuant to the Plan
                           (filed herewith)

    Exhibit T3A-35    -    Certificate of Incorporation of Myrtle Avenue, Inc.,
                           as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-36    -    Certificate of Amendment to Certificate of
                           Incorporation of Myrtle Avenue, Inc. to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-37    -    Certificate of Incorporation of Outlet Holdings,
                           Inc., as in effect on the date of filing hereof
                           (filed herewith)

    Exhibit T3A-38    -    Certificate of Amendment to Certificate of
                           Incorporation of Outlet Holdings, Inc. to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-39    -    Certificate of Incorporation of Outlet Stores, Inc.,
                           as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-40    -    Certificate of Amendment to Certificate of
                           Incorporation of Outlet Stores, Inc. to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-41    -    Certificate of Incorporation of Penhaligon's by
                           Request, Inc. as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-42    -    Certificate of Amendment to Certificate of
                           Incorporation of Penhaligan's by Request, Inc. to be filed on the Effective Date pursuant to the Plan
                           (filed herewith)

    Exhibit T3A-43    -    Amended Certificate of Incorporation of Rio
                           Sportswear, Inc. (formerly known as New Rio
                           Sportswear, Inc.) as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-44    -    Certificate of Amendment to Certificate of
                           Incorporation of Rio Sportswear, Inc. to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-45    -    Amended Certificate of Incorporation of Ubertech
                           Products, Inc. (formerly known as Authentic Fitness
                           Merger Sub, Inc.) as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-46    -    Certificate of Amendment to Certificate of
                           Incorporation of Ubertech Products, Inc. to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-47    -    Amended Certificate of Formation of Warnaco
                           International, LLC. as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-48    -    Exhibit Intentionally Omitted because Warnaco
                           International, LLC is not required to file a Certificate of Amendment on the Effective Date pursuant to the Plan.

    Exhibit T3A-49    -    Amended Certificate of Incorporation of Warnaco Men's
                           Sportswear, Inc. (formerly known as Bayard
                           Corporation and also formerly known as Bayard
                           Apparel, Inc.), as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-50    -    Certificate of Amendment to Certificate of
                           Incorporation of Warnaco Men's Sportswear, Inc., to be filed on the Effective Date pursuant to the Plan
                           (filed herewith)

    Exhibit T3A-51    -    Amended Certificate of Incorporation of Warnaco
                           Puerto Rico, Inc., as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-52    -    Certificate of Amendment to Certificate of
                           Incorporation of Warnaco Puerto Rico, Inc., to be filed on the Effective Date pursuant to the Plan
                           (filed herewith)

    Exhibit T3A-53    -    Certificate of Incorporation of Warnaco Sourcing
                           Inc., as in effect on the date of filing hereof
                           (filed herewith)

    Exhibit T3A-54    -    Certificate of Amendment to Certificate of
                           Incorporation of Warnaco Sourcing, Inc., to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-55    -    Amended Certificate of Incorporation of Warnaco U.S..
                           Inc. (formerly known as ML, Inc.), as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-56    -    Certificate of Amendment to Certificate of
                           Incorporation of Warnaco U.S., Inc., to be filed on the Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3A-57    -    Amended Certificate of Incorporation of Warner's de
                           Costa Rico Inc., as in effect on the date of filing hereof (filed herewith)

    Exhibit T3A-58    -    Certificate of Amendment to Certificate of
                           Incorporation of Warner's de Costa Rico, Inc., to be filed on the Effective Date pursuant to the Plan
                           (filed herewith)

    Exhibit T3B-1     -    Bylaws of Warnaco Inc. as in effect on the date of
                           filing hereof (previously filed)

    Exhibit T3B-2     -    Bylaws of The Warnaco Group Inc., as in effect on the
                           date of filing hereof incorporated by reference from
                           Exhibit 3.2 to the company's Registration Statement on Form S-1 (Registration No. 33-45877)

    Exhibit T3B-2A    -    Bylaws of The Warnaco Group Inc., to be filed on the
                           Effective Date pursuant to the Plan (filed herewith)

    Exhibit T3B-3     -    Bylaws of 184 Benton Street, Inc., as in effect on
                           the date of filing hereof (filed herewith)

    Exhibit T3B-4     -    Bylaws of A.B.S. Clothing Collection, Inc., as in
                           effect on the date of filing hereof (filed herewith)

    Exhibit T3B-5     -    Bylaws of Abbeville Manufacturing Co., as in effect
                           on the date of filing hereof (filed herewith)

    Exhibit T3B-6     -    Bylaws of Authentic Fitness Corporation, as in effect
                           on the date of filing hereof (filed herewith)

    Exhibit T3B-7     -    Bylaws of Authentic Fitness On-line, Inc., as in
                           effect on the date of filing hereof (filed herewith)

    Exhibit T3B-8     -    Bylaws of Authentic Fitness Products, Inc., as in
                           effect on the date of filing hereof (filed herewith)

    Exhibit T3B-9     -    Bylaws of Authentic Fitness Retail, Inc., as in
                           effect on the date of filing hereof (filed herewith)

    Exhibit T3B-10    -    Bylaws of CCC Acquisition Corp., as in effect on the
                           date of filing hereof (filed herewith)

    Exhibit T3B-11    -    Bylaws of C.F. Hathaway Company, as in effect on the
                           date of filing hereof (filed herewith)

    Exhibit T3B-12    -    Bylaws of Calvin Klein Jeanswear Company, as in
                           effect on the date of filing hereof (filed herewith)

    Exhibit T3B-13    -    Bylaws of CKJ Holdings, Inc., as in effect on the
                           date of filing hereof (filed herewith)

    Exhibit T3B-14    -    Bylaws of Designer Holdings Ltd., as in effect on the
                           date of filing hereof (filed herewith)

    Exhibit T3B-15    -    Bylaws of Gregory Street Inc., as in effect on the
                           date of filing hereof (filed herewith)

    Exhibit T3B-16    -    Bylaws of Jeanswear Holdings Inc., as in effect on
                           the date of filing hereof (filed herewith)

    Exhibit T3B-17    -    Bylaws of Kai Jay Manufacturing Company, as in effect
                           on the date of filing hereof (filed herewith)

    Exhibit T3B-18    -    Bylaws of Myrtle Avenue, Inc., as in effect on the
                           date of filing hereof (filed herewith)

    Exhibit T3B-19    -    Bylaws of Outlet Holdings, Inc., as in effect on the
                           date of filing hereof (filed herewith)

    Exhibit T3B-20    -    Bylaws of Outlet Stores, Inc., as in effect on the
                           date of filing hereof (filed herewith)

    Exhibit T3B-21    -    Bylaws of Penhaligon's by Request, Inc., as in effect
                           on the date of filing hereof (filed herewith)

    Exhibit T3B-22    -    Bylaws of Rio Sportswear, Inc., as in effect on the
                           date of filing hereof (filed herewith)

    Exhibit T3B-23    -    Bylaws of Ubertech Products, Inc., as in effect on
                           the date of filing hereof (filed herewith)

    Exhibit T3B-24    -    Bylaws of Warnaco International LLC., as in effect on
                           the date of filing hereof (filed herewith)

    Exhibit T3B-25    -    Bylaws of Warnaco Men's Sportswear, Inc., as in
                           effect on the date of filing hereof (filed herewith)

    Exhibit T3B-26    -    Bylaws of Warnaco Puerto Rico, Inc., as in effect on
                           the date of filing hereof (filed herewith)

    Exhibit T3B-27    -    Bylaws of Warnaco Sourcing, Inc., as in effect on the
                           date of filing hereof (filed herewith)

    Exhibit T3B-28    -    Bylaws of Warnaco U.S., Inc., as in effect on the
                           date of filing hereof (filed herewith)

    Exhibit T3B-29    -    Bylaws of Warner's de Costa Rico, Inc., as in effect
                           on the date of filing hereof (filed herewith)

    Exhibit T3C       -    Indenture between Warnaco Inc., The Warnaco Group,
                           Inc. as Guarantor, and Wells Fargo Bank, N.A., as
                           Trustee (filed herewith)

    Exhibit T3D       -    Not Applicable

    Exhibit T3E-1     -    Joint Disclosure Statement of the Applicant pursuant
                           to Section 1125 of the Bankruptcy Code dated November
                           8, 2002. Incorporated by reference to Exhibit 99.3 to the Quarterly Report on Form 10-Q filed by Warnaco
                           Group, Inc., on November 18, 2002 with the SEC

    Exhibit T3E-2     -    First Amended Joint Plan of Reorganization of the
                           Warnaco Group, Inc. and its affiliated Debtors and Debtors in Possession Under Chapter 11 of the
                           Bankruptcy Code. Incorporated by reference to Exhibit
                           99.2 to the Quarterly Report on Form 10-Q filed by Warnaco Group, Inc., on November 18, 2002 with the
                           SEC

    Exhibit T3E-3     -    Technical Modifications to the First Amended Joint
                           Plan of Reorganization of the Warnaco Group, Inc. and its affiliated Debtors and Debtors in Possession
                           Under Chapter 11 of the Bankruptcy Code, dated
                           November 8, 2002 (previously filed)

    Exhibit T3E-4     -    First Amended and Restated Schedules 1.70, 5.6 and
                           5.17 to the First Amended Joint Plan of
                           Reorganization of the Warnaco Group, Inc. and its affiliated Debtors and Debtors in Possession Under
                           Chapter 11 of the Bankruptcy Code, dated November 8,
                           2002 (previously filed)

    Exhibit T3E-5     -    Second Amended and Restated Schedules 3.1 and 3.2 to
                           the First Amended Joint Plan of Reorganization of the
                           Warnaco Group, Inc. and its affiliated Debtors and Debtors in Possession Under Chapter 11 of the
                           Bankruptcy Code, dated November 8, 2002 (previously filed)

    Exhibit T3F       -    Cross Reference Sheet (previously filed)

    Exhibit 25.1      -    Form T-1 qualifying Wells Fargo, N.A. as Trustee
                           under the Indenture to be qualified (previously filed)

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Warnaco Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York, on the 3rd day of February, 2003.




                                    WARNACO INC.


                                    By: /s/ James P. Fogarty
                                        --------------------------------
                                        Name:  James P. Fogarty
                                        Title: Chief Financial Officer




Attest:


By: /s/ Stanley P. Silverstein
    ---------------------------------------------------
    Name:   Stanley P. Silverstein, Esq.
    Title:  Vice President, General Counsel,
            Secretary and Chief Administrative Officer




                                    THE WARNACO GROUP INC.


                                    By: /s/ James P. Fogarty
                                        --------------------------------
                                        Name:  James P. Fogarty
                                        Title: Chief Financial Officer





Attest:


By: /s/ Stanley P. Silverstein
    -------------------------------------------
    Name:   Stanley P. Silverstein, Esq.
    Title:  Vice President, General Counsel
            and Secretary




                                    184 BENTON STREET, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer






Attest:


By: /s/ Stanley P. Silverstein
    ----------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary




                                    A.B.S. CLOTHING COLLECTION, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer





Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary




                                    ABBEVILLE MANUFACTURING CO.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer





Attest:


By: /s/ Stanley P. Silverstein
    -------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary




                                    AUTHENTIC FITNESS CORPORATION, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    ---------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary




                                    AUTHENTIC FITNESS ONLINE, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer




Attest:


By: /s/ Stanley P. Silverstein
    ----------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary




                                    AUTHENTIC FITNESS PRODUCTS, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    ---------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary




                                    AUTHENTIC FITNESS RETAIL, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer




Attest:


By: /s/ Stanley P. Silverstein
    -------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary




                                    CCC ACQUISITION CORP.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer




Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary




                                    C.F. HATHAWAY COMPANY.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    ---------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary




                                    CALVIN KLEIN JEANSWEAR COMPANY.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary




                                    CKJ HOLDINGS, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary





                                    DESIGNER HOLDINGS, LTD.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary





                                    GREGORY STREET, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stephen J. Wight
    --------------------------------------
    Name:  Stephen J. Wight
    Title: President and Secretary





                                    JEANSWEAR HOLDINGS, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary





                                    KAI JAY MANUFACTURING COMPANY.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary






                                    MYRTLE AVENUE, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Assistant
                                               Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: Secretary





                                    OUTLET HOLDINGS, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary





                                    OUTLET STORES, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary





                                    PENHALIGON'S BY REQUEST, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Linda Weinberger
    --------------------------------------
    Name:  Linda Weinberger
    Title: President and Secretary






                                    RIO SPORTSWEAR, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary






                                    UBERTECH PRODUCTS, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary






                                    WARNACO INTERNATIONAL, LLC.


                                    By: /s/ Stanley P. Silverstein
                                        -------------------------------------
                                        Name:  Stanley P. Silverstein
                                        Title: Vice President and Secretary





                                    WARNACO MEN'S SPORTSWEAR, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer




Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary




                                    WARNACO PUERTO RICO, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary





                                    WARNACO SOURCING, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary





                                    WARNACO U.S., INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: Vice President and Secretary







                                    WARNER'S DE COSTA RICA, INC.


                                    By: /s/ James P. Fogarty
                                        -------------------------------------
                                        Name:  James P. Fogarty
                                        Title: Vice President and Treasurer



Attest:


By: /s/ Stanley P. Silverstein
    --------------------------------------
    Name:  Stanley P. Silverstein, Esq.
    Title: President and Secretary

                                                                   Exhibit T3A-2

                           CERTIFICATE OF AMENDMENT

                                      OF

                                 WARNACO INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General

                   Corporation Law of the State of Delaware

          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the Vice President, Secretary and Chief Administrative Officer of Warnaco Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

                  FIRST: That a new Article Twelfth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Twelfth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

                  SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                        ______________________
                                        Stanley P. Silverstein
                                        Vice President, Secretary and
                                        Chief Administrative Officer

                                                                   Exhibit T3A-4


                              AMENDED AND RESTATED

                          CERTIFICATE OF INCORPORATION

                                       OF

                             THE WARNACO GROUP, INC.



                  The undersigned officer of The Warnaco Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify as follows:

                  (1) The name of the corporation is The Warnaco Group, Inc.;

                  (2) The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on March 14, 1986 under the name W Acquisition Corp.

                  (3) The Certificate of Incorporation of the Corporation has now been amended and restated pursuant to the authority of Section 303 of the General Corporation Law of the State of Delaware ("General Corporation Law") and Section 5.5 of the First Amended Joint Plan of Reorganization of The Warnaco Group, Inc. and its Affiliated Debtors and Debtors in Possession under Chapter 11 of the Bankruptcy Code, dated November 8, 2002 (the "Plan") and shall be effective on the "Effective Date" as defined in the Plan.

                  (4) This Amended and Restated Certificate of Incorporation supersedes the original Certificate of Incorporation as heretofore amended.

                  (5) The text of the Amended and Restated Certificate of Incorporation of the Corporation, as further amended hereby, is restated to read in its entirety as follows:


                                   ARTICLE I

                                      NAME


                  The name of the corporation is The Warnaco Group, Inc. (the "Corporation").


                                   ARTICLE II

                     REGISTERED OFFICE AND REGISTERED AGENT

                  The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of its registered agent at such address is United States Corporation Company.


                                  ARTICLE III

                                CORPORATE PURPOSE

                  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.


                                   ARTICLE IV

                                  CAPITAL STOCK

                  (1)      Authorized Capital

                  (a) The total number of shares of capital stock that the Corporation shall have authority to issue is: (i) 112,500,000 shares of Common Stock, $0.01 par value ("Common Stock") and (ii) 20,000,000 shares of Preferred Stock, $0.01 par value, of which 112,500 shares shall be Series A Preferred Stock ("Series A Preferred Stock").

                  (b) The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not then below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of a majority of the stock of the Corporation then entitled to vote.

                  (2)      Common Stock

                  (a) Identical Rights and Privileges. Except as otherwise expressly provided in this Amended and Restated Certificate of Incorporation, all outstanding shares of Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges.

                  (b) Dividends and Distributions. As, if and when dividends or distributions are declared on outstanding shares of Common Stock, whether payable in cash, in property or in securities of the Corporation, the holders of outstanding shares of Common Stock shall be entitled to share equally, share for share, in such dividends and distributions.

                  (c) Liquidation. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of outstanding shares of Common Stock shall be entitled to share equally, share for share, in the assets of the Corporation to be distributed among the holders of shares of the Common Stock.

                  (d)      Voting Rights

                           i. In General. The holders of outstanding shares of Common Stock shall have the right to vote on the election and removal of the directors of the Corporation and on all other matters to be voted on by the stockholders of the Corporation.

                           ii. Procedures at Meetings. At every meeting with respect to matters on which the holders of outstanding shares of Common Stock are entitled to vote, the holders of outstanding shares of Common Stock shall be entitled to one vote per share.

                  (3)      Preferred Stock.

                  (a) Authority to Issue. The Board of Directors of the Corporation is hereby expressly granted authority, subject to the provisions of this Amended and Restated Certificate of Incorporation, to authorize in accordance with the laws of the State of Delaware from time to time the issue of one or more series of Preferred Stock and with respect to any such series to fix the numbers, designations, rights (other than voting rights), preferences and limitations of such series.

                 (b) Voting Rights. Each share of Preferred Stock of any series shall have voting rights equal to 1/1000th of the vote of one share of Common Stock and all holders of shares of Preferred Stock shall vote together with the holders of Common Stock.

                 (c) Changes. The Board of Directors may, subject to the provisions of this Amended and Restated Certificate of Incorporation and the laws of the State of Delaware, change the designation, rights, preferences, limitations, description and terms of, and number of shares in, any series as to which no shares have theretofore been issued.

                 (d) Series. All shares of any one series shall be identical in all respects with all the other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

                 (e) Status of Redeemed Preferred Stock. Shares of any series of Preferred Stock which have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or which, if convertible, have been converted into shares of the Corporation of any other class or classes, shall have the status of authorized and unissued shares of Preferred Stock which are not classified into any series.

                  (4)      Series A Preferred Stock

                  The Series A Preferred Stock shall have the voting power, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as set forth in the Certificate of Designation attached hereto as Annex A.


                                   ARTICLE V

                                   DIRECTORS

                  (1) The number of directors shall be not less than 5 or more than 12, which number may be fixed or changed from time to time, within such minimum and maximum.

                  (2) Elections of directors of the Corporation need not be by written ballot, except and to the extent provided in the By-laws of the Corporation.

                  (3) To the fullest extent permitted by the General Corporation Law as it now exists and as it may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.


                                   ARTICLE VI

                                  STOCKHOLDERS

                  (1) Special meetings of stockholders may be called in accordance with and by the persons set forth in the By-laws of the Corporation; provided, however that the recordholders of at least 15% of the Common Stock of the Corporation shall always have the power to call such meetings.

                  (2) Any action required by the General Corporation Law to be taken at any annual or special meeting of stockholders, and any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the recordholders of Common Stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which the recordholders of all Common Stock entitled to vote thereon were present and voted.


                                  ARTICLE VII

                INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

                  (1) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

                  (2) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  (3) To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (1) and (2) of this Article VII, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

                  (4) Any indemnification under Sections (1) and (2) of this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer is proper in the circumstances because the person has met the applicable standard of conduct set forth in such Sections (1) and (2). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (a) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (b) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

                  (5) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation authorized in this Article VII. Such expenses (including attorneys' fees) incurred by former directors and officers may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

                  (6) The indemnification and advancement of expenses provided by, or granted pursuant to, the other sections of this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

                  (7) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of Section 145 of the General Corporation Law.

                  (8) For purposes of this Article VII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, so that any person who is or was a director, officer of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this
Article VII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

                  (9) For purposes of this Article VII, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer of the Corporation which imposes duties on, or involves service by, such director, officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VII.

                  (10) The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer and shall inure to the benefit of the heirs, executors and administrators of such a person.


                                  ARTICLE VIII

                                     BY-LAWS

                  The Board shall have the power to adopt, amend or repeal by-laws.


                                   ARTICLE IX

                                 REORGANIZATION

                  Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.


                                   ARTICLE X

                                   AMENDMENT

                  The Corporation reserves the right to amend, alter, change or repeal any provision of this Certificate of Incorporation, in the manner now or hereafter prescribed by law, and all rights conferred on stockholders in this Amended and Restated Certificate of Incorporation are subject to this reservation.


                                   ARTICLE XI

                SECTION 1123 OF THE UNITED STATES BANKRUPTCY CODE

                  The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on the effective date of the Plan of Reorganization; provided, however, that this
Article XI of this Amended and Restated Certificate of Incorporation : (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect.

                  IN WITNESS WHEREOF, The Warnaco Group, Inc. has caused this Amended and Restated Certificate of Incorporation to be executed this __ day of ______________, 2003.



                                            THE WARNACO GROUP, INC.



                                            By:
                                                --------------------------------
                                                Name:
                                                Title:

                                                                         ANNEX A



                           CERTIFICATE OF DESIGNATION
                       OF THE VOTING POWERS, DESIGNATION,
                    PREFERENCES AND RELATIVE, PARTICIPATING,
              OPTIONAL OR OTHER SPECIAL RIGHTS AND QUALIFICATIONS,
                       LIMITATIONS AND RESTRICTIONS OF THE
                            SERIES A PREFERRED STOCK

                            ------------------------

                         Pursuant to Section 303 of the
                           General Corporation Law of
                              the State of Delaware
                            ------------------------


                  I, Stanley P. Silverstein, Vice-President, Chief Administrative Officer and Secretary of The Warnaco Group, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), DO HEREBY CERTIFY:

                  that, pursuant to authority conferred upon the Board of Directors of the Corporation by its Amended and Restated Certificate of Incorporation (the "Certificate"), and, pursuant to the provisions of Section 303 of the General Corporation Law of the State of Delaware and Section 5.5 of the First Amended Joint Plan of Reorganization of the Warnaco Group, Inc. and its Affiliated Debtors and Debtors in Possession under Chapter 11 of the Bankruptcy Code, dated November 8, 2002 (the "Plan"), effective as of the "Effective Date" as defined in the Plan, the following Series A Preferred Stock, par value $0.01 per share, is hereby created and authorized, having the voting powers, designation, relative, participating, optional and other special rights, preferences, and qualifications, limitations and restrictions as set forth below:

                  Section 1. Designation and Amount. The shares of such series shall be designated as "Series A Preferred Stock" and the number of shares constituting such series shall be 112,500.

                  Section 2. Dividends and Distributions. (A) Subject to the prior and superior rights of the holders of any shares of preferred stock of the Corporation ranking prior and superior to the shares of Series A Preferred Stock with respect to dividends, each holder of one one-thousandth (1/1,000) of a share (a "Unit") of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for that purpose, (i) quarterly dividends payable in cash on the last day of March, June, September and December in each year (each such date being a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of such Unit of Series A Preferred Stock, in an amount per Unit (rounded to the nearest cent) equal to the greater of (a) $0.01 or (b) subject to the provision for adjustment hereinafter set forth, the aggregate per share amount of all cash dividends declared on shares of the Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of a Unit of Series A Preferred Stock, and (ii) subject to the provision for adjustment hereinafter set forth, quarterly distributions (payable in kind) on each Quarterly Dividend Payment Date in an amount per Unit equal to the aggregate per share amount of all non-cash dividends or other distributions (other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock, by reclassification or otherwise) declared on shares of Common Stock since the immediately preceding Quarterly Dividend Payment Date, or with respect to the first Quarterly Dividend Payment Date, since the first issuance of a Unit of Series A Preferred Stock. In the event that the Corporation shall at any time after _________ __, ____ (the "Rights Declaration Date") (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock or
(iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case the amount to which the holder of a Unit of Series A Preferred Stock was entitled immediately prior to such event pursuant to the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

                  (B) The Corporation shall declare a dividend or distribution on Units of Series A Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the shares of Common Stock (other than a dividend payable in shares of Common Stock); provided, however, that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $0.01 per Unit on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

                  (C) Dividends shall begin to accrue and shall be cumulative on each outstanding Unit of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issuance of such Unit of Series A Preferred Stock, unless the date of issuance of such Unit is prior to the record date for the first Quarterly Dividend Payment Date, in which case, dividends on such Unit shall begin to accrue from the date of issuance of such Unit, or unless the date of issuance is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of Units of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on Units of Series A Preferred Stock in an amount less than the aggregate amount of all such dividends at the time accrued and payable on such Units shall be allocated pro rata on a Unit-by-Unit basis among all Units of Series A Preferred Stock at the time outstanding. The Board of Directors may fix a record date for the determination of holders of Units of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

                  Section 3. Voting Rights. The holders of Units of Series A Preferred Stock shall have the following voting rights:

                  (A) Subject to the provision for adjustment hereinafter set forth, each Unit of Series A Preferred Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock or (iii) combine the outstanding shares of Common Stock into a smaller number of shares, then in each such case the number of votes per Unit to which holders of Units of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

                  (B) Except as otherwise provided herein or by law, the holders of Units of Series A Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

                  (C) (i) If, at any time, dividends on any Units of Series A Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, then during the period (a "default period") from the occurrence of such event until such time as all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all Units of Series A Preferred Stock then outstanding shall have been declared and paid or set apart for payment, all holders of Units of Series A Preferred Stock, voting separately as a class, shall have the right to elect two Directors.

                  (ii) During any default period, such voting rights of the holders of Units of Series A Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(C) or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders, provided that neither such voting rights nor any right of the holders of Units of Series A Preferred Stock to increase, in certain cases, the authorized number of Directors may be exercised at any meeting unless one-third of the outstanding Units of Preferred Stock shall be present at such meeting in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Units of Series A Preferred Stock of such rights. At any meeting at which the holders of Units of Series A Preferred Stock shall exercise such voting rights initially during an existing default period, they shall have the right, voting separately as a class, to elect Directors to fill up to two vacancies in the Board of Directors, if any such vacancies may then exist, or, if such right is exercised at an annual meeting, to elect two Directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Series A Preferred Stock shall have the right to make such increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of Units of Series A Preferred Stock shall have exercised their right to elect Directors during any default period, the number of Directors shall not be increased or decreased except as approved by a vote of the holders of Units of Series A Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to the Series A Preferred Stock.

                  (iii) Unless the holders of Series A Preferred Stock shall, during an existing default period, have previously exercised their right to elect Directors, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than 25% of the total number of the Units of Series A Preferred Stock outstanding may request, the calling of a special meeting of the holders of Units of Series A Preferred Stock, which meeting shall thereupon be called by the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Units of Series A Preferred Stock are entitled to vote pursuant to this paragraph (C)(iii) shall be given to each holder of record of Units of Series A Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 20 days and not later than 60 days after such order or request, or, in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than 25% of the total number of outstanding Units of Series A Preferred Stock. Notwithstanding the provisions of this paragraph (C)(iii), no such special meeting shall be called during the 60 days immediately preceding the date fixed for the next annual meeting of the stockholders.

                  (iv) During any default period, the holders of shares of Common Stock and Units of Series A Preferred Stock, and other classes or series of stock of the Corporation, if applicable, shall continue to be entitled to elect all the Directors until holders of the Units of Series A Preferred Stock shall have exercised their right to elect two Directors voting as a separate class, after the exercise of which right (x) the Directors so elected by the holders of Units of Series A Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in paragraph (C)(ii) of this Section 3) be filled by vote of a majority of the remaining Directors theretofore elected by the holders of the class of capital stock that elected the Director whose office shall have become vacant. References in this paragraph (C) to Directors elected by the holders of a particular class of capital stock shall include Directors elected by such Directors to fill vacancies as provided in clause (y) of the foregoing sentence.

                  (v)      Immediately upon the expiration of a default period,
(x) the right of the holders of Units of Series A Preferred Stock as a separate class to elect Directors shall cease, (y) the term of any Directors elected by the holders of Units of Series A Preferred Stock as a separate class shall terminate, and (z) the number of Directors shall be such number as may be provided for in the Certificate or by-laws irrespective of any increase made pursuant to the provisions of paragraph (C)(ii) of this Section 3 (such number being subject, however, to change thereafter in any manner provided by law or in the Certificate or by-laws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining Directors.

                  (vi) The provisions of this paragraph (C) shall govern the election of Directors by holders of Units of Preferred Stock during any default period notwithstanding any provisions of the Certificate to the contrary, including, without limitation, the provisions of Article V of the Certificate.

                  (D) Except as set forth herein, holders of Units of Series A Preferred Stock shall have no special voting rights and their consents shall not be required (except to the extent they are entitled to vote with holders of shares of Common Stock as set forth herein) for taking any corporate action.

                  Section 4. Certain Restrictions. (A) Whenever quarterly dividends or other dividends or distributions payable on Units of Series A Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on outstanding Units of Series A Preferred Stock shall have been paid in full, the Corporation shall not:

                  (i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of junior stock;

                  (ii) declare or pay dividends on or make any other distributions on any shares of parity stock, except dividends paid ratably on Units of Series A Preferred Stock and shares of all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of such Units and all such shares are then entitled;

                  (iii) redeem or purchase or otherwise acquire for consideration shares of any parity stock; provided, however, that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any junior stock; or

                  (iv) purchase or otherwise acquire for consideration any Units of Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such Units.

                  (B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

                  Section 5. Reacquired Shares. Any Units of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof.

                  Section 6. Liquidation, Dissolution or Winding Up. (A) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of junior stock unless the holders of Units of Series A Preferred Stock shall have received, subject to adjustment as hereinafter provided in paragraph (B), the greater of either (a) $[0.01] per Unit plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not earned or declared, to the date of such payment, or (b) the amount equal to the aggregate per share amount to be distributed to holders of shares of Common Stock, or (ii) to the holders of shares of parity stock, unless simultaneously therewith distributions are made ratably on Units of Series A Preferred Stock and all other shares of such parity stock in proportion to the total amounts to which the holders of Units of Series A Preferred Stock are entitled under clause (i)(a) of this sentence and to which the holders of shares of such parity stock are entitled, in each case upon such liquidation, dissolution or winding up.

                  (B) In the event the Corporation shall, at any time after the Rights Declaration Date, (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding shares of Common Stock into a smaller number of shares, then in each such case the aggregate amount to which holders of Units of Series A Preferred Stock were entitled immediately prior to such event pursuant to clause (i)(b) of paragraph (A) of this Section 6 shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

                  Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of common stock are exchanged for or converted into other stock or securities, cash and/or any other property, then in any such case Units of Series A Preferred Stock shall at the same time be similarly exchanged for or converted into an amount per Unit (subject to the provision for adjustment hereinafter set forth) equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is converted or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, or (iii) combine outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the immediately preceding sentence with respect to the exchange or conversion of Units of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which shall be the number of shares of Common Stock that are outstanding immediately after such event and the denominator of which shall be the number of shares of Common Stock that were outstanding immediately prior to such event.

                  Section 8. Redemption. The Units of Series A Preferred Stock shall not be redeemable.

                  Section 9. Ranking. The Units of Series A Preferred Stock shall rank junior to any other class of preferred stock that hereafter may be issued by the Corporation as to the payment of dividends and the distribution of assets, unless the terms of any such class shall provide otherwise.

                  Section 10. Amendment. The Certificate, including, without limitation, this resolution, shall not hereafter be amended, either directly or indirectly, or through merger or consolidation with any other corporation or corporations in any manner that would alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding Units of Series A Preferred Stock, voting separately as a class.

                  Section 11. Fractional Shares. The Series A Preferred Stock may be issued in Units or other fractions of a share, which Units or fractions shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

                  Section 12. Certain Definitions. As used herein with respect to the Series A Preferred Stock, the following terms shall have the following meanings:

                  (A) The term "Common Stock" shall mean the class of stock designated as the common stock, par value $0.01 per share, of the Corporation at the date hereof or any other class of stock resulting from successive changes or reclassification of such common stock.

                  (B) The term "junior stock" (i) as used in Section 4, shall mean the Common Stock and any other class or series of capital stock of the Corporation hereafter authorized or issued over which the Series A Preferred Stock has preference or priority as to the payment of dividends and (ii) as used in Section 6, shall mean the Common Stock and any other class of capital stock of the Corporation over which the Series A Preferred Stock has preference or priority in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation.

                  (C) The term "parity stock" (i) as used in Section 4, shall mean any class of stock of the Corporation hereafter authorized or issued ranking pari passu with the Series A Preferred Stock as to the payment of dividends and (ii) as used in Section 6, shall mean any class of capital stock ranking pari passu with the Series A Preferred Stock in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

                  IN WITNESS WHEREOF, The Warnaco Group, Inc. has caused this Certificate to be signed by its President and Chief Executive Officer and attested by its Secretary this ____ day of _________, ____.


                                            THE WARNACO GROUP, INC.



                                            By:
                                                --------------------------------
                                                Name:
                                                Title:


Attest:



-----------------------------

                                                                   Exhibit T3A-5

                             CERTIFICATE OF INCORPORATION

                                          OF

                                184 BENTON STREET INC.

                  FIRST. The name of the Corporation is 184 BENTON STREET INC.

                  SECOND. The address of its registered office in the State of Delaware is 229 South State Street in the City of Dover, County of Kent. The name of its registered agent at such address is THE PRENTICE-HALL CORPORATION SYSTEM, INC.

                  THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                  FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) and the par value of each of such shares shall be One Dollar ($1.00). All such shares are of one class and are designated as Common Stock.

                  FIFTH. The name and mailing address of the incorporator is as follows:

Name                                            Address
Lloyd P. Stauder                                350 Lafayette Street
                                                Bridgeport, Connecticut 06602

                  SIXTH. The private property of the stockholders of the Corporation shall not be subject to the payment of corporate debts to any extent whatsoever.

                  SEVENTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

                  To make, alter or repeal the By-Laws of the Corporation.

                  To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

                  To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

                  To determine whether and to what extent, at what time and place, under what conditions and regulations, the accounts and books of the Corporation or any of them, shall be open to the inspection of any stockholder: and no stockholder shall have any right to inspect any account or book or document of the Corporation except as conferred by statute or the By-Laws of the Corporation or as authorized by resolution of the stockholders or Board of Directors.

                  To authorize the payment of compensation to the directors for services to the Corporation including fees and expenses for attendance at meetings of the Board of Directors, the Executive Committee and other committees and/or salaries for serving as such directors or committee members, and to determine the amount of such compensation.

                  EIGHTH. Except as may otherwise be provided by applicable law, no contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable for this reason, or because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or because his or their votes are counted for such purpose.

                  NINTH. Except as may otherwise be provided by applicable law, any contract, transaction or act of the Corporation or of the Board of Directors which shall be ratified by a majority of a quorum of the stockholders entitled to vote at any annual meeting or at any special meeting called for that purpose shall be valid and binding as though ratified by every stockholder of the Corporation; provided, however, that any failure of the stockholders to approve or ratify such contract, transaction or act when and if submitted, shall not be deemed in any way to invalidate the same or to deprive the Corporation, its Directors or Officers of their rights to proceed with such contract, transaction or act.

                  TENTH. No person shall be liable to the Corporation for any loss or damage suffered by it on account of any action the Corporation if such person (i) exercised or used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs, or (ii) took, or omitted to take, such action in reliance in good faith upon advice of counsel for the Corporation, or upon the books of account or reports made to the Corporation, by any of its officials, or by an independent certified public accountant or accountants, or by an appraiser selected with reasonable care by the Board of Directors or by any committee designated by the Board of Directors or in reliance in good faith upon any other records of the Corporation.

                  ELEVENTH. Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the Court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

                  TWELFTH. Whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, by any provision of the statutes, the meeting and vote of stockholders may be dispensed with if the holders of stock having the percentage of the total vote required by the statute for the proposed corporate action consent in writing to the taking of such action without a meeting, and if the statute contains no voting requirement for such action, the meeting and vote of stockholders may be dispensed with if the holders of a majority of the stock having voting power consent in writing to the taking of such action without a meeting; provided that prompt notice must be given to all stockholders of the taking of corporate action without a meeting and by less than unanimous written consent.

                  THIRTEENTH. Election of directors need not be by written ballot unless the By-laws of the Corporation shall so provide.

                  FOURTEENTH. To the full extent permitted by law, the Corporation shall indemnify any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liabilities, damages, expenses (including attorneys' fees), judgments, claims, fines and amounts paid in settlement asserted against or incurred by him by reason of any act taken or omitted to be taken by him (irrespective of whether such action was taken or omitted to be taken in accordance with the provision of Article Tenth hereof), in any such capacity, or arising out of his status as such director, officer, employee or agent. Such indemnification shall also inure to the benefit of the heirs and legal representatives of any such person and shall not be deemed exclusive of any rights to indemnification to which any such person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

                  FIFTEENTH. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  SIXTEENTH.  The Corporation is to have perpetual existence.

                  I, THE UNDERSIGNED, being the Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly I have hereunto set my hand this 5th day of June, 1981.

                                                     /s/ Lloyd P. Stauder
                                                     ---------------------
                                                     Lloyd P. Stauder

STATE OF CONNECTICUT   )
                       )       SS:
COUNTY OF FAIRFIELD    )

                  BE IT REMEMBERED THAT on this 5th day of June, 1981 personally came before me, a Notary Public for the State of Connecticut, Lloyd
P. Stauder, being the sole party to the foregoing Certificate of Incorporation, known to me personally to be such, and he acknowledged the said Certificate to be his act and deed and that the facts stated therein are true.

                  GIVEN under my hand and seal of office the day and year aforesaid.

                                             /s/ Shirley M. Fortin
                                             ---------------------------
                                             Notary Public

                                             Shirley M. Fortin
                                             Notary Public of Connecticut

                                             My commission expires March 31,
                                             1985

                                                                   Exhibit T3A-6


                           CERTIFICATE OF AMENDMENT

                                      OF

                            184 BENTON STREET INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of 184 Benton Street Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

         FIRST: That a new Article Seventeenth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __, 2003; provided, however, that this Article Seventeenth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

         SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                   Exhibit T3A-7

                            ARTICLES OF INCORPORATION

                                       OF

                                  REVENGE, INC.


                  ONE: The name of this corporation is REVENGE, INC.

                  TWO: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

                  THREE: The name and address in this state of the corporation's initial agent for service of process is RAMESH ADVANI, 110 East Ninth Street, Los Angeles, California 90079.

                  FOUR: The corporation is authorized to issue only one class of .. stock and the total number of shares which the corporation is authorized to issue is ten thousand (10,000).

                  FIFTH: All corporate actions (except as provided in Sections 303, 708(c) and 1900 of the California Corporations Code) requiring the approval of the shareholders or directors of the corporation, by vote or written consent, shall require the affirmative vote or written consent of the holders of seventy-five percent (75% ) of the outstanding shares of stock, or approval of seventy-five percent (75%) of the directors respectively, notwithstanding that the applicable law may otherwise permit such actions with vote, consent or approval of a lesser percentage,


                  Dated:  November 18, 1982.

/s/ Ramesh Advani                                    /s/ Allen Schwartz
------------------------------              ----------------------------
RAMESH ADVANI                                        ALLEN SCHWARTZ

                  We declare under the penalty of perjury that we are the persons who executed the above Articles of Incorporation, and such instrument is our act and deed.

                  Executed on November 18, 1982, at Los Angeles, California.

/s/ Ramesh Advani                                    /s/ Allen Schwartz
------------------------------              ----------------------------
RAMESH ADVANI                                        ALLEN SCHWARTZ

                            CERTIFICATE OF AMENDMENT

                                       OF

                            ARTICLES OF INCORPORATION

                                       OF

                                  REVENGE, INC.

                  RAMESH ADVANI and ALLEN SCHWARTZ certify that:

                  1. They are the president and the secretary, respectively of REVENGE, INC., a California corporation.

                  2. Article One of the Articles of Incorporation of this corporation is amended to read as follows:

                  "The name of this corporation is J.A.R. APPAREL, INC."

                  3. The foregoing Amendment of Articles of Incorporation has been duly approved by the Board of Directors.

                  4. The foregoing Amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with
Section 902 of the Corporations Code. The total number of outstanding shares of the corporation is 1,500. The number of shares voting in favor of the amendment exceeded the vote required. The percentage vote required was 75%.

                                                     /s/ Ramesh Advani
                                                     ---------------------------
                                                     RAMESH ADVANI, President

                                                     /s/ Allen Schwartz
                                                     ---------------------------
                                                     ALLEN SCHWARTZ, Secretary


                  The undersigned declare under penalty of perjury that the matters set forth in the foregoing Certificate are true of their own knowledge. Executed at Los Angeles, California on September 19, 1983.

                                                     /s/ Ramesh Advani
                                                     ---------------------------
                                                     RAMESH ADVANI

                                                     /s/ Allen Schwartz
                                                     ---------------------------
                                                     ALLEN SCHWARTZ, Secretary

                           CERTIFICATE OF AMENDMENT OF

                          ARTICLES OF INCORPORATION OF

                             J. A. R. APPARELS, INC.


ALLEN B. SCHWARTZ and J. T. ADVANEY certify that:

         1. They are the President and Secretary, respectively, of J.A.R. APPAREL, INC., a California corporation.

         2. Article One of the Articles of Incorporation of this corporation is amended to read as follows:

         "The name of this corporation is A.B.S. CLOTHING COLLECTION, INC."

         3. The foregoing Amendment of Articles of Incorporation has been duly approved by the Board of Directors.

         4. The foregoing Amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the Corporations Code. The total number of outstanding shares of the corporation is nine hundred (900). The number of shares voting in favor of the amendment exceeded the vote required. The percentage vote required was 75 percent.


                                                    /s/ Allen B. Schwartz
                                                    ----------------------------
                                                    ALLEN B. SCHWARTZ, President

                                                    /s/ J.T. Advaney
                                                    ----------------------------
                                                    J. T. ADVANEY, Secretary

         The undersigned declare under penalty of perjury that the matters set forth in the foregoing Certificate are true of their own knowledge. Executed at Los Angeles, California on January 8, 1988.


                                                    /s/ Allen B. Schwartz
                                                    ----------------------------
                                                    ALLEN B. SCHWARTZ

                                                    /s/ J.T. Advaney
                                                    ----------------------------
                                                    J. T. ADVANEY

                                                                   Exhibit T3A-8


                           CERTIFICATE OF AMENDMENT

                                      OF

                       A.B.S. CLOTHING COLLECTION, INC.

          __________________________________________________________

                        Pursuant to Section 1400 of the
                          California Corporation Code
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of A.B.S. Clothing Collection, Inc., (the
"Corporation"), a corporation organized and existing under the laws of the State of California, and does hereby further certify as follows:

         FIRST: That a new Article Six is hereby added to the Articles of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __, 2003; provided, however, that this Article Six: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

         SECOND: That the amendment was duly adopted in accordance with the provisions of Section 1400 of the California Corporations Code and pursuant to the Order and Judgment Confirming the First Amended Plan of Reorganization of The Warnaco Group, Inc. and Its Affiliated Debtors and Debtors-in-Possession under Chapter 11 of Title 11 of the United States Code, dated November 8, 2002 and Granting Related Relief (the "Confirmation Order"), such Confirmation Order entered by the Honorable Richard L. Bohanon of the United States Bankruptcy Court for the Southern District of New York on January 16, 2003.


         I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.



         Date:  February ___, 2003

                                                     ____________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-9

                         CERTIFICATE OF INCORPORATION

                                      OF

                         ABBEVILLE ACQUISITION COMPANY

                  FIRST: The name of the Corporation is Abbeville Acquisition Company (hereinafter the "Corporation").

                  SECOND: The address of the registered office of the corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is Corporation Service Company.

                  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

                  FOURTH: The total number of shares of stock which the corporation shall have authority to issue is 1,000 shares of Common Stock, each having a par value of one penny ($.01).

                  FIFTH: The name and mailing address of the Sole Incorporator is as follows:

                           Catherine D. Ledyard
                           P.O. Box 636
                           Wilmington, DE  19899

                  SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

                  (1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

                  (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                  (3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

                  (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
         (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                  (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

                  SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

                  EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this lst day of July, 1994.

                                            /s/ Catherine D. Ledyard
                                            ---------------------------
                                            Catherine D Ledyard
                                            Sole Incorporator

                           Certificate of Amendment

                                      of

                         Certificate of Incorporation

                                      of

                         Abbeville Acquisition Company

         It is hereby certified that:

         1. The name of the corporation (hereinafter called the "Corporation") is Abbeville Acquisition Company.

         2. The Certificate of Incorporation of the Corporation is hereby amended by striking out Article First thereof and by substituting in lieu therefor the following new Article:

         "FIRST: The name of the corporation (hereinafter the "Corporation") shall be Abbeville Manufacturing Company."

         3. The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Dated: July 8, 1999

                                            /s/ Stanley P. Silverstein
                                            ---------------------------

                                            Stanley P. Silverstein, Secretary

                                                                  Exhibit T3A-10


                            CERTIFICATE OF AMENDMENT

                                      OF

                        ABBEVILLE MANUFACTURING COMPANY

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Abbeville Manufacturing Company, (the
"Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

         FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __, 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

         SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                  Exhibit T3A-12


                           CERTIFICATE OF AMENDMENT

                                      OF

                         AUTHENTIC FITNESS CORPORATION

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General

                   Corporation Law of the State of Delaware

          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Authentic Fitness Corporation, (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

         FIRST: That a new Article Eighth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __, 2003; provided, however, that this Article Eighth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

         SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                  Exhibit T3A-13


                            ARTICLES OF INCORPORATION

            FILED
     In the office of the          (Pursuant to NRS 78)        Filing Fee:
  Secretary of State of the           STATE OF NEVADA          Receipt #:
       State of Nevada
      November 19, 1998              [STATE INSIGNIA]
        No. C-27022-98              Secretary of State
--------------------------------------------------------------------------------

    IMPORTANT: Read instructions on reverse side before completing this form.
                         TYPE OR PRINT (BLACK INK ONLY)

1.   NAME OF CORPORATION: Authentic Fitness On-Line, Inc.

2. RESIDENT AGENT: (designated resident agent and his STREET ADDRESS in Nevada where process may be served).

     Name of Resident Agent:  CSC Services of Nevada, Inc.
                              --------------------------------------------------

     Street Address:  502 East John Street, Carson City, NV 89706
                      ----------------------------------------------------------

3.   SHARES: (number of shares the corporation is authorized to issue)

     Number of shares with par value: 100     Par value: $.01     Number of shareswithout par value:  0
                                     ------             ------                                      ------

4.   GOVERNING BOARD:  Shall be styled as (check one):    X       Directors         Trustees
                                                        ------              -----                   ------

     The FIRST BOARD OF DIRECTORS shall consist of 3 members and the names and addresses are as follows (attach additional pages if necessary):

     SEE ATTACHED PAGE
     ---------------------------   ----------------------     ------------------
     Name                          Address                    City/State/Zip
     ---------------------------   ----------------------     ------------------
     Name                          Address                    City/State/Zip

5. PURPOSE (optional - see reverse side): The purpose if the corporation shall be:

     ---------------------------------------------------------------------------

6. OTHER MATTERS: This form includes the minimal statutory requirements to incorporate under NRS 78. You may attach additional information pursuant to NRS 78.037 or any other information you deem appropriate. If any of the additional information is contradictory to this form it cannot be filed and will be returned to you for correction. Number of pages attached _________.

7. SIGNATURES OF INCORPORATORS: The names and addresses of each of the incorporators signing the articles: (signature must be notarized) (Attach additional pages if there are more than two incorporators.)

     Mary E. Keogh
     ----------------------------------------------------------------
     Name (print)

     One Rodney Square                        Wilmington, DE 19801
     ----------------------------------------------------------------
     Address                                     City/State/Zip

     /s/ Mary E. Keogh
     ----------------------------------------------------------------
     Signature

     State of   Delaware               County of  New Castle
                ------------------                -------------------

     This instrument was acknowledged before me on
     November 18, 1998,                               by
     -----------------------------
     Mary E. Keogh
     ----------------------------------------------------------------
                              Name of Person
     as incorporator of
     Authentic Fitness On-Line, Inc.
     ----------------------------------------------------------------
        (name of party on behalf of whom instrument was executed)

     /s/ Deborah M. Reusch
     ----------------------------------------------------------------
                         Notary Public Signature

                      (affix notary stamp or seal)

8.   CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT

     CSC Services of Nevada, Inc. hereby accepts appointment as Resident Agent for the above named corporation.

     /s/ Anne M. Martin                                  November 18, 1998
     ------------------------------------------------    -----------------------
     Signature of Resident Agent (Assistant Secretary)                      Date


Directors

Linda J. Wachner
90 Park Avenue, 26th Floor
New York, New York  10016

William S. Finkelstein
382 Brambley Hedge Circle
Fairfield, Connecticut  06430

Stanley P. Silverstein
171 Chestnut Street
Englewood, New Jersey 07631

                                                                  Exhibit T3A-14


                           CERTIFICATE OF AMENDMENT

                                      OF

                        AUTHENTIC FITNESS ON-LINE, INC.

          __________________________________________________________

                       Pursuant to Section 78.622 of the

                       General Corporation Law of Nevada

          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Authentic Fitness On-Line, Inc, (the
"Corporation"), a corporation organized and existing under the laws of the State of Nevada, and does hereby further certify as follows:

         FIRST: That a new Article 6 is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February ___, 2003; provided, however, that this Article 6: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

         SECOND: That the amendment was duly adopted in accordance with the provisions of Section 78.622 of the General Corporation Law of Nevada.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-15

                             CERTIFICATE OF INCORPORATION

                                          OF

                                  SWIM AMERICA, INC.

                  The undersigned, for the purpose of organizing a corporation under the General Corporation Law of the State of Delaware, certifies:

                  FIRST: The name of the corporation is Swim America, Inc.

                  SECOND: The address of the corporation's registered office in the State of Delaware is the Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

                  THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                  FOURTH: The total number of shares of stock which the corporation shall have authority to issue is ten thousand (10,000) shares of common stock, of the par value of ($.01) each.

                  FIFTH: The name and mailing address of the incorporator is Anne Gurnsey, c/o Milbank, Tweed, Hadley & McCloy, One Chase Manhattan Plaza, New York, New York 10005.

                  SIXTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. No repeal or modification of this Article SIXTH shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such repeal or modification.

                  SEVENTH: The directors shall have power to make, alter or repeal by-laws, except as may otherwise be provided in the by-laws.

                  EIGHTH: Elections of directors need not be by written ballot, except as may otherwise be provided in the by-laws.

                  Witness my signature this 28th day of March, 1990.

                                                     /s/ Anne W. Gurnsey
                                                     --------------------
                                                        Sole Incorporator

                               CERTIFICATE OF AMENDMENT

                                          OF

                             CERTIFICATE OF INCORPORATION

                                          OF

                                  SWIM AMERICA, INC.

                  The undersigned, being a Senior Vice President of Swim America, Inc., pursuant to Section 241 of the General Corporation Law of the State of Delaware, hereby certifies as follows:

                  FIRST:  The name of the Corporation is Swim America, Inc.

                  SECOND: The date of filing of the Corporation's original Certificate of Incorporation with the Secretary of State is April 2, 1990.

                  THIRD: The Corporation has not yet issued, nor received any payment for, any of its stock.

                  FOURTH: The Certificate of Incorporation of the Corporation is hereby amended to delete Paragraph FIRST and to substitute the following:

                  "FIRST:  The name of the corporation is S Acquisition Corp."

                  FIFTH: The amendment to the Certificate of Incorporation of the Corporation effected by this Certificate has been duly adopted in accordance with the provisions of Section 241 of the General Corporation Law of the State of Delaware.

                  IN WITNESS WHEREOF, the undersigned has executed this certificate and has caused this Certificate to be attested by William Finkelstein, the Secretary of the Corporation, this 11th day of April, 1990.

                                                     By /s/ Roger Williams
                                                     ------------------------
                                                     Roger Williams
                                                     Senior Vice President

ATTEST:

By /s/ William Finkelstein
   -----------------------
     William Finkelstein
      Secretary

                               CERTIFICATE OF AMENDMENT

                                          OF

                             CERTIFICATE OF INCORPORATION

                                          OF

                                  S ACQUISITION CORP.

                           (Pursuant to Sections 228 and 242

                            of the General Corporation Law

                               of the State of Delaware)

                                       * * * * *


                  Linda J. Wachner and William S. Finkelstein, Chairman of the Board and Secretary, respectively, of S ACQUISITION CORP., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certify as follows:

                  1. In lieu of a meeting and vote of the Board of Directors of the Corporation, the Board of Directors adopted resolutions by unanimous written consent approving a proposed amendment to Article FIRST of the Restated Certificate of Incorporation of the Corporation to change the name of the Corporation from "S Acquisition Corp." to "Authentic Fitness Products Inc."

                  2. In lieu of a meeting and vote of stockholders, the stockholders of the Corporation have given their written consent to said amendment in accordance with Section 228 of the General Corporation Law of the State of Delaware.

                  3. Such amendment to the Restated Certificate of Incorporation of the Corporation shall be effected by deleting the present Article FIRST thereof and substituting therefor the following:

                  "FIRST: The name of the Corporation is Authentic Fitness Products Inc."

                  4. The aforesaid amendment was duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

                  IN WITNESS WHEREOF, said S ACQUISITION CORP. has caused this certificate to be signed by Linda J. Wachner, its Chairman of the Board of Directors, and attested by William S. Finkelstein, its Secretary, this 20th day of April 1992.


                                                     S ACQUISITION CORP.


                                                     By:  /s/ Linda J. Wachner
                                                     --------------------------
                                                     Linda J. Wachner
                                                     Chairman of the Board of
                                                     Directors

ATTEST:

By:  /s/ William S. Finkelstein
     ---------------------------
        William S. Finkelstein
         Secretary

                CERTIFICATE OF CHANGE OF LOCATION OF REGISTERED OFFICE

                                AND OF REGISTERED AGENT

It is hereby certified that:

                  1. The name of the corporation (hereinafter called the "corporation") is

                            Authentic Fitness Products Inc.

                  2. The registered office of the Corporation within the State of Delaware is hereby changed to 1013 Centre Road, City of Wilmington 19805, County of New Castle.

                  3. The registered agent of the corporation within the State of Delaware is hereby changed to Corporation Service Company, the business office of which is identical with the registered office of the corporation as hereby changed.

                  4. The corporation has authorized the changes hereinbefore set forth by resolution of its Board of Directors.

Signed on Oct. 22, 1999

         /s/ Stanley P. Silverstein
         -----------------------------
         Name:  Stanley P. Silverstein
         Title:  Secretary

                                                                  Exhibit T3A-16


                           CERTIFICATE OF AMENDMENT

                                      OF

                        AUTHENTIC FITNESS PRODUCTS INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General

                   Corporation Law of the State of Delaware

          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Authentic Fitness Products Inc., (the
"Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

         FIRST: That a new Article Sixth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __, 2003; provided, however, that this Article Sixth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

         SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-17

                             CERTIFICATE OF INCORPORATION

                                          OF

                             AUTHENTIC FITNESS RETAIL INC.

         FIRST:  The name of the corporation is AUTHENTIC FITNESS RETAIL INC.

         SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

         THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware as the same exists or may hereafter be amended ("Delaware Law").

         FOURTH: The total number of shares of stock which the corporation shall have authority to issue is 100 and the par value of each of such shares is $0.01.

         FIFTH:  The name and mailing address of the incorporator are:

       NAME                                          MAILING ADDRESS

Pimkaeo Sundaravej                                   c/o Davis Polk & Wardwell
                                                     450 Lexington Avenue
                                                     New York, NY 10017

         The power of the incorporator as such shall terminate upon the filing of this Certificate of Incorporation.

         SIXTH: The names and mailing addresses of the persons who are to serve as directors until the first annual meeting of stockholders or until their successors are elected and qualified are:

     NAME                               MAILING ADDRESS

William W. Chan                         c/o Authentic Fitness Corporation
                                        7911 Haskell Avenue
                                        Van Nuys, California 91410

Beth Ravit                              c/o Authentic Fitness Corporation
                                        99 Park Avenue
                                        New York, NY 10016

Christopher G. Staff                    c/o Authentic Fitness Corporation
                                        7911 Haskell Avenue
                                        Van Nuys, California 91410

         SEVENTH: The Board of Directors shall have the power to adopt, amend or repeal the by-laws of the Corporation.

         EIGHTH: Election of directors need not be by written ballot unless the by-laws of the Corporation so provide.

         NINTH: (1) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

         (2) (a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this ARTICLE NINTH shall be a contract right.

         (b) The Corporation may, by action of its Board of Directors, provide indemnification to such of the officers, employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

         (3) The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under Delaware Law.

         (4) The rights and authority conferred in this ARTICLE NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

         (5) Neither the amendment nor repeal of this ARTICLE NINTH, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall eliminate or reduce the effect of this ARTICLE NINTH in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

         TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and, with the sole exception of those rights and powers conferred under the above ARTICLE NINTH, all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.

         IN WITNESS WHEREOF, I have hereunto signed my name this 31st day of August, 1993.

                                            /s/ Pimkaeo Sundaravej
                                            ---------------------------
                                            Pimkaeo Sundaravej

                CERTIFICATE OF CHANGE OF LOCATION OF REGISTERED OFFICE
                                AND OF REGISTERED AGENT

                                          OF

                             AUTHENTIC FITNESS RETAIL INC.

It is hereby certified that:

         1. The name of the corporation (hereinafter called the "corporation") is:

                             AUTHENTIC FITNESS RETAIL INC.

         2. The registered office of the corporation within the State of Delaware is hereby changed to 1013 Centre Road, City of Wilmington 19805, County of New Castle.

         3. The registered agent of the corporation within the State of Delaware is hereby changed to Corporation Service Company, the business office of which is identical with the registered office of the corporation as hereby changed.

         4. The corporation has authorized the changes hereinbefore set forth by resolution of its Board of Directors.

Signed on March 10, 2000

                                             /s/ Stanley P. Silverstein
                                             ----------------------------
                                             Name:  Stanley P. Silverstein
                                             Title:  Vice President and
                                             Secretary

[GRAPHIC OMITTED]

                                                                  Exhibit T3A-18


                           CERTIFICATE OF AMENDMENT

                                      OF

                         AUTHENTIC FITNESS RETAIL INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General

                   Corporation Law of the State of Delaware

          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Authentic Fitness Retail Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

         FIRST: That a new Article Eleventh is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __, 2003; provided, however, that this Article Eleventh: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

         SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-19

                             CERTIFICATE OF INCORPORATION

                                          OF

                                 CCC ACQUISITION CORP.

         FIRST: The name of the Corporation is CCC Acquisition Corp. (hereinafter the "Corporation").

         SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

         THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

         FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1000 shares of Common Stock, each having a par value of one penny ($.01).

         FIFTH: The name and mailing address of the Sole Incorporator is as follows:

Name                                                    Address
----                                                    -------
Mary E. Keogh                                           P.O. Box 636
                                                        Wilmington, DE 19899

         SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

         (1) The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors.

         (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the corporation.

         (3) The number of directors of the corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

         (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

         (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

         SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the state of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

         EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

         I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this in my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 16th day of September, 1993.

                                                        /s/ Mary E. Keogh
                                                        --------------------
                                                        Mary E. Keogh
                                                        Sole Incorporator

                CERTIFICATE OF CHANGE OF LOCATION OF REGISTERED OFFICE

                                AND OF REGISTERED AGENT

                                          FOR

                                 CCC ACQUISITION CORP.

It is hereby certified that:

         1. The name of the corporation (hereinafter called the "corporation") is CCC ACQUISITION CORP.

         2. The registered office of the corporation within the State of Delaware is hereby changed to 1013 Centre Road, City of Wilmington 19805, County of New Castle.

         3. The registered agent of the corporation within the State of Delaware is hereby changed to Corporation Service Company, the business office of which is identical with the registered office of the corporation as hereby changed.

         4. The corporation has authorized the changes hereinbefore set forth by resolution of its Board of Directors.

Signed on October 22, 1999

                                          /s/ Stanley P. Silverstein
                                          -----------------------------------
                                          [Name. Title of authorized officer]
                                          Stanley P. Silverstein
                                                     Secretary

                                                                  Exhibit T3A-20


                           CERTIFICATE OF AMENDMENT

                                      OF

                             CCC ACQUISITION CORP.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General

                   Corporation Law of the State of Delaware

          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of CCC Acquisition Corp., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

         FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __, 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

         SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-21

                         CERTIFICATE OF INCORPORATION

                                      OF

                             WARNER-HATHAWAY, INC.

                  We, the undersigned, in order to form a corporation for the purpose hereinafter stated under and pursuant to the provisions of the General Corporation Law of the State of Delaware, do hereby certify as follows:

                  FIRST: The name of the corporation (hereinafter called the "Corporation") is: WARNER-HATHAWAY, INC.

                  SECOND: The principal office or place of business of the corporation in the State of Delaware is to be located at 889 South State Street, City of Dover, County of Kent. The name and address of its resident agent in the State of Delaware is THE PRENTICE-HALL CORPORATION SYSTEM, INC., 889 South State Street, Dover, Delaware.

                  THIRD: The nature of the business of the corporation and the objects or purposes to be transacted, promoted or carried on by it are as follows:

                  (a) To design, create, manufacture, contract for, buy, sell, import, export, distribute, job, and generally deal in and with, whether at wholesale or retail, and as principal, agent, broker, factor, commission merchant, licenser, licensee or otherwise, any and all kinds o shirts and wearing apparel for men, women and children and articles of any and all kinds, whether made from or with cotton, wool, silk, dacron, nylon, rayon or any other natural or synthetic material or materials, and, in connection therewith or independent thereof, to construct, establish and maintain, by any manner or means, factories, mills, buying offices, distribution centers, specialty and other shops, stores, mail-order establishments, concessions and agencies, and any and all other departments, sites and locations necessary, convenient or useful in the furtherance of any businesses of the corporation.

                  (b) To operate, maintain, manage, license the use of, and generally deal in and with, whether as principal or agent or otherwise any and all department and specialty stores and shops in all their branches and to carry on all or any of the business of cloth, dress or clothing manufacturers, dry goods merchants, haberdashers, manufacturers, importers, exporters, wholesale and retail dealers of and in textile fabrics of all kinds, tailors, hatters, clothiers, furnishers, outfitters, glove and boot and shoe makers and dealers.

                  (c) To acquire by purchase or otherwise own, hold, lease, mortgage, sell, or otherwise dispose of, erect, construct, make, alter, enlarge, improve, and to aid or subscribe toward the construction, acquisition or improvement of any factories, shops, storehouses, buildings and commercial and retail establishments of every character, including all equipment, fixtures, machinery, implements and supplies necessary, or incidental to, or connected with, any of the purposes or business of the corporation.

                  (d) To manufacture, purchase, or otherwise acquire, hold, own, sell, assign, transfer, lease, exchange, invest in, mortgage, pledge or otherwise encumber or dispose of and generally deal and trade in and with, in any part of the world, goods, wares, merchandise and property of every kind, nature and description.

                  (e) To apply for, register, acquire, hold, use, sell, exchange, assign, grant, lease or otherwise dispose of letters patent, patent rights, copyrights, licenses and privileges, inventions, improvements, processes, formulae, trademarks and trade names relating to or useful in connection with any business of the corporation.

                  (f) To borrow money and to make and issue promissory notes, bills of exchange, bonds, debentures and other obligations and evidences of indebtedness of all kinds, whether secured by mortgage, pledge or otherwise or unsecured, for money borrowed, or in payment for property purchased or acquired, or for any other lawful object, without limit as to amount, but only as permitted by law.

                  (g) To have one or more offices, stations, studios, factories, plants, warehouses, shops and other like facilities at which to carry on all or any of its operations and business.

                  (h) To purchase, hold, own, lease, mortgage, pledge, sell, convey or otherwise acquire or dispose of real and personal property, rights, interests and franchises of every class, kind and description, including any or all shares of stock, bonds, debentures, notes, scrip or other obligations or evidences of indebtedness at any time owned by it, in any of the states, districts, possessions or colonies of the United States, and in any and all foreign countries, subject to all applicable laws.

                  (i) To acquire in whole or in part the good will, rights, property and assets of all kinds of, and any interest in, any person, firm, association or corporation, and to pay for the same in cash, stock, securities, bonds, debentures or other evidences of indebtedness of the corporation or otherwise.

                  (j) To purchase, hold, sell and transfer shares of its own capital stock; and to purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of shares of the capital stock of, or any bonds, securities or evidences of indebtedness created by, any other corporation of the State of Delaware or any other state, country, nation or government, and while the owner thereof to exercise all the rights, powers and privileges of ownership.

                  (k) To aid in any manner permitted by law and corporation or association, domestic or foreign, or any firm or individual, in which or in the welfare of which the corporation shall have any direct or indirect interest, and to do any acts designed to protect, preserve, improve or enhance the value of any property at any time held or controlled by the corporation, or in which it may be at any time directly or indirectly interested, and to promote or facilitate the organization and financing of subsidiary companies.

                  (l) To enter into all proper arrangements and agreements with any government or authority, supreme, municipal, local or otherwise, both foreign and domestic, that may be necessary or suitable for the business of the corporation; to obtain from any government or authority, rights, privileges, franchises or concessions suitable for the nature of the business and the objects or purposes hereinabove stated which the corporation may think desirable to obtain, and to carry out, exercise and comply with any such arrangements, agreements, rights, privileges, franchises or concessions.

                  (m) To carry out and do all or any of the above objects or purposes in any part of the world as principal, agent, contractor, commission merchant, consignee, factor or otherwise, and by or through agents, trustees, contractors, factors or otherwise, and to do all such other things as are incidental to or necessary for the nature of the business and the objects or purposes for which the corporation is formed.

                  (n) To do any and all things of the kind stated herein and to exercise any and all powers which may now or hereafter be lawful for the corporation to exercise under the laws of the State of Delaware or any other laws that may now or hereafter be applicable to the corporation.

                  The foregoing provisions of this Article THIRD shall be construed as objects, purposes and powers, and each as an independent object, purpose and power. The foregoing enumeration of specific objects, purposes and powers shall not be held to limit or restrict in any manner the objects, purposes and powers of the corporation, provided, however, that the corporation shall not carry on any business or exercise any power in any state, territory or country which under the laws thereof the corporation may not lawfully carry on or exercise.

                  FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), and the par value of each of such shares shall be One Dollar ($1.00). All such shares are of one class and are designated as Common Stock.

                  FIFTH: The minimum amount of capital with which the corporation will commence business is One Thousand Dollars ($1,000.00).

                  SIXTH: The names and places of residence of each of the incorporators are as follows:

         NAME                                        PLACE OF RESIDENCE

R. G. Dickerson                                      Dover, Delaware
N. A. Scott                                          Dover, Delaware
Z. A. Pool, III                                      Dover, Delaware

                  SEVENTH: The corporation is to have perpetual existence.

                  EIGHTH: The private property of the stockholders of the corporation shall not be subject to the payment of corporate debts to any extent whatever.

                  NINTH: For the management of the business and for the conduct of the affairs of the corporation, and in further definition of the powers of the corporation, its directors and its stockholders, but not in limitation of the powers conferred by the laws of the State of Delaware, it is further provided:

                  1. The number of directors of the corporation shall be as specified in the By-Laws of the corporation. The election of directors need not be by ballot. Directors need not be stockholders.

                  2. The Board of Directors is authorized and empowered:

                           (a) To make, alter, amend, or repeal the By-Laws of
                  the corporation.

                           (b) Without the assent or vote of the stockholders,
                  to authorize and issue obligations of the corporation, secured or unsecured, to include therein such provisions as to redeemability, convertibility or otherwise, as the Board of Directors, in its sole discretion, may determine, and to authorize the mortgaging or pledging, as security therefor, of any property of the corporation, real or personal, including after-acquired property.

                  3. In addition to the powers and authorities hereinbefore or by statute expressly conferred upon it, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the laws of the State of Delaware, of the Certificate of Incorporation and of the By-Laws of the corporation.

                  4. Any director or any officer elected or appointed by the stockholders or by the Board of Directors may be removed at any time in such manner as shall be provided in the By-Laws of the corporation.

                  TENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

                  ELEVENTH: Any person made a party to any action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was a director, office, or employee of the corporation, or of any corporation which he served as such at the request of the corporation, shall be indemnified by the corporation against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer, director or employee is liable for negligence or misconduct in the performance of his duties. Such right of indemnification shall not be deemed exclusive of any other rights to which such director, officer or employee may be entitled.

                  TWELFTH: No holder of any stock of the corporation shall be entitled as of right to purchase or subscribe for any part of any stock of the corporation authorized by this Certificate of Incorporation or of any additional stock of any class to be issued by reason of any increase in the authorized stock of the corporation, or of any bonds, certificates of indebtedness, debentures, options or other securities convertible into or evidencing the right to purchase stock of the corporation, but any stock authorized by this Certificate of Incorporation, or any such additional stock or securities convertible into or evidencing the right to purchase stock, may be issued and disposed of by the Board of Directors to such persons, firms, corporations or associations, for such consideration, upon such terms and in such manner as the Board of Directors may in its discretion determine, without offering any thereof on the same terms or on any terms to the stockholders then of record or to any class of stockholders.

                  THIRTEENTH: The corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights and powers conferred upon the directors and stockholders of the corporation, by this Certificate of Incorporation are granted subject to the provisions of this reservation.

                  IN WITNESS WHEREOF, we, the undersigned, being all of the incorporators hereinabove named, do hereby further certify that the facts hereinabove stated are truly set forth and accordingly have hereunto set our respective hands and seals.
Dated at Dover, Delaware
August 12, 1960

                                           /s/ R.G. Dickerson
                                           -----------------------------


                                           /s/ N.A. Scott
                                           -----------------------------


                                           /s/ Z.A. Pool, III
                                           -----------------------------



STATE OF DELAWARE        )
                         ) SS.:
COUNTY OF KENT           )

                  BE IT REMEMBERED that personally appeared before me, F. K. Tuller, a Notary Public in and for the County and State aforesaid, R. G. Dickerson, N. A. Scott, and Z. A. Pool, III, all the incorporators who signed the foregoing Certificate of Incorporation, known to me personally to be such, and I having made known to them and each of them the contents of said Certificate of Incorporation, they did severally acknowledge the same to be the act and deed of the signers, respectively, and that the facts therein stated are truly set forth.

                  GIVEN under my hand and seal of office this 12th day of August, A. D. 1960.


                                               /s/ F.K. Tuller
                                               -------------------------
                                               F.K. Tuller
                                               Notary Public

                           CERTIFICATE OF AMENDMENT


                                     -of-


                         CERTIFICATE OF INCORPORATION


                                     -of-


                             WARNER-HATHAWAY INC.


                 (Pursuant to Section 242 of Title 8 Chapter 1
                         of the Delaware Code of 1953)

                  WARNER-HATHAWAY, INC. (hereinafter called the
"Corporation"), a corporation organized and existing under and by virtue of Title 8 Chapter 1 of the Delaware Code of 1953, does hereby certify as follows:

                  That, upon the unanimous written consent of the holders of all of the outstanding shares of stock entitled to vote of the above corporation, which consent was given pursuant to the provisions of Section 228 of Title 8, Chapter 1 of the Delaware Code of 1953, the following amendment of the Certificate of Incorporation of the corporation has been duly adopted in accordance with the provisions of Section 242 of Title 8, Chapter 1 of the Delaware Code of 1953:

                  By striking out Article FIRST thereof in its entirety, and by substituting in lieu thereof a new Article FIRST to read as follows:

                  "The name of the corporation (hereinafter called the "Corporation") is C. F. Hathaway Company."

                  IN WITNESS WHEREOF, the said WARNER-HATHAWAY, INC. has made under its corporate seal and signed by JOHN W. FIELD, its President and SAMUEL
G. PAYNE, its Secretary, the foregoing certificate, and the said JOHN W. FIELD, as President and the said SAMUEL G. PAYNE, as Secretary, have hereunto respectively set their hands and caused the corporate seal of the corporation to be affixed this 25th day of November 1960.


                                   /s/ John W. Field
                                   ------------------------------
                                   President


                                   /s/ Samuel G. Payne
                                   ------------------------------
                                   Secretary



(CORPORATE SEAL OF
WARNER-HATHAWAY, INC.)

                      CERTIFICATE OF OWNERSHIP AND MERGER

                                      OF

                            HATHAWAY SHIRT COMPANY
                           (a Delaware corporation)

                                     INTO

                            C. F. HATHAWAY COMPANY
                           (a Delaware corporation)

     Pursuant to Section 253 of the Delaware Corporation law

         It is hereby certified that:

         1. C. F. Hathaway Company (hereinafter called the "corporation") is a corporation of the State of Delaware.

         2. The corporation is the owner of all of the outstanding shares (of each class of the stock of Hathaway Shirt Company, which is also a corporation of the State of Delaware.

         3. On December 18, 1972, the Board of Directors of the corporation adopted the following resolutions to merge Hathaway Shirt Company into the corporation:

                  RESOLVED, That Hathaway Shirt Company, be merged into this corporation, and that au of the estate, property, rights, privileges, power and franchises of Hathaway Shirt Company be vested in and held and enjoyed by this corporation as fully and entirely and without change or diminution as the same were before held and enjoyed by Hathaway Shirt Company, in its name.

                  RESOLVED, That this corporation assume all of the obligations of Hathaway Shirt Company.

                  RESOLVED, That this corporation shall cause to be executed and filed and/or recorded the documents prescribed by the laws of the State of Delaware and by the laws of any other appropriate jurisdiction and will cause to be performed all necessary acts within the State of Delaware and within any other appropriate jurisdiction.

                  RESOLVED, That the effective date of the Certificate of Ownership and Merger setting forth a copy of these resolutions, and date upon which the merger therein provided for shall become effective, shall be December 30, 1972, or as soon thereafter as possible.


                  Signed and attested to on December 29, 1972.


                                            C.F. HATHAWAY CO., INC.


                                            By /s/ Leonard G. Saulter
                                               --------------------------------
                                               Leonard G. Saulter
ATTEST:

STATE OF MAINE             )
                           )  SS:
COUNTY OF KENNEBEC         )


BE IT REMEMBERED that, on December 29, 1972, before me, a Notary Public duly authorised by law to take acknowledgment of deeds, personally came Leonard G. Saulter, President of C. F. Hathaway Company, who duly signed the foregoing instrument before me and acknowledged that such instrument as executed is the act and deed of said corporation, that his signing of such instrument upon behalf of said corporation Is his act and deed, and that the facts stated therein are true.

GIVEN under my hand on December 29, 1972.


                                         /s/ Patricia M. Donna
                                         -----------------------------------
                                                       Notary Public



Seal of Office

                                                                  Exhibit T3A-22


                           CERTIFICATE OF AMENDMENT

                                      OF

                             C.F. HATHAWAY COMPANY

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General

                   Corporation Law of the State of Delaware

          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of C.F. Hathaway Company, (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

         FIRST: That a new Article Fourteenth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Fourteenth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

         SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                  Exhibit T3A-23

                          CERTIFICATE OF INCORPORATION

                                       OF

                         CALVIN KLEIN JEANSWEAR COMPANY


                  FIRST: The name of the Corporation is Calvin Klein Jeanswear Company (hereinafter the "Corporation").

                  SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is Corporation Service Company.

                  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

                  FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each having a par value of one penny ($.01).

                  FIFTH: The name and mailing address of the sole Incorporator is as follows:

                           Catherine D. Ledyard
                           P.O. Box 636
                           Wilmington, DE 19899

                  SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation arid regulation of the powers of the Corporation and of its directors and stockholders:

                           (1) The business and affairs of the Corporation shall
                  be managed by or under the direction of the Board of Directors.

                           (2) The directors shall have concurrent power with
                  the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                           (3) The number of directors of the Corporation shall
                  be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

                           (4) No director shall be personally liable to the
                  Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to
                  Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                           (5) In addition to the powers and authority
                  hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

                  SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the-By-Laws of the Corporation.

                  EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 1st day of July, 1999.


                            /s/ Catherine D. Ledyard
                            ------------------------
                            Catherine D. Ledyard
                            Sole Incorporator

                                                                  Exhibit T3A-24


                           CERTIFICATE OF AMENDMENT

                                      OF

                        CALVIN KLEIN JEANSWEAR COMPANY

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General

                   Corporation Law of the State of Delaware

          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Calvin Klein Jeanswear Company, (the
"Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

         FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __, 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

         SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-25

                         CERTIFICATE OF INCORPORATION

                                      OF

                              CKJ HOLDINGS, INC.

         1. The name of the corporation is CKJ HOLDINGS, Inc.

         2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

         3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

         4. The total number of shares of stock with the corporation shall have authority to issue is 1,000. The par value of stock shares shall be $0.01.

         5. The name and mailing address of the sole incorporator is John J. Jones, Designer Holdings, Ltd., 1385 Broadway, New York, NY 10018.

         I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this Fifth day of December, 1996.


                                          /s/ John J. Jones
                                          ---------------------------------
                                          John J. Jones, Sole Incorporator

            CERTIFICATE OF CHANGE OF LOCATION OF REGISTERED OFFICE
                            AND OF REGISTERED AGENT

It is hereby certified that:

         1. The name of the corporation (hereinafter called the "corporation") is CKJ Holdings, Inc.

         2. The registered office of the corporation within the State of Delaware is hereby changed to 1013 Centre Road, City of Wilmington 19805, County of New Castle.

         3. The registered agent of the corporation with the State of Delaware is hereby changed to Corporation Service Company, the business office of which is identical with the registered office of the corporation as hereby changed.

         4. The corporation has authorized the changes hereinbefore set forth by resolution of its Board of Directors



Signed on 18, June, 1997


                                    /s/ John J. Jones
                                    ---------------------------------
                                    Vice President, General Counsel & Secretary

                                                                Exhibit T3A-26


                           CERTIFICATE OF AMENDMENT

                                      OF

                              CKJ HOLDINGS, INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of CKJ Holdings, Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article 6 is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article 6: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-27

                             CERTIFICATE OF INCORPORATION

                                          OF

                                  DENIM HOLDINGS INC.

         FIRST: The name of the Corporation is Denim Holdings Inc. (hereinafter the "Corporation").

         SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is Corporation Service Company.

         THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

         FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 10,000 shares of Common Stock, each having a par value of one penny ($.0l).

         FIFTH: The name and mailing address of the Sole Incorporator is as follows:

                           Mary E. Keogh
                           P.O. Box 636
                           Wilmington, DE 19899

         SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

                  (1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

                  (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                  (3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

                  (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
         (iii) pursuant to section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                  (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholder as provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

         SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the ACL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

         EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

         I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this id my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 27th day of March, 1995.

                                                  /s/ Mary E. Keogh
                                                  ---------------------
                                                  Mary E. Keogh
                                                  Sole Incorporator

                                 CERTIFICATE OF MERGER

                                          OF

                                DESIGNER HOLDINGS LTD.

                                     WITH AND INTO

                                  DENIM HOLDINGS INC.

         Denim Holdings Inc., organized and existing under and by virtue of the General Corporation Law of the State of Delaware

         DOES HEREBY CERTIFY AS FOLLOWS:

         FIRST: The name and state of incorporation of each of the constituent corporations (the "Constituent Corporations") to the merger are as follows:

                                                    State of
                  Name                              Incorporation
         DENIM HOLDINGS INC.                         Delaware
         DESIGNER HOLDINGS LTD.                      Delaware

         SECOND: An Agreement and Plan of Merger, dated as of April 22, 1996 (the "Agreement of Merger"), between Denim Holdings Inc. ("Denim"), and Designer Holdings Ltd. ("Designer"), providing for the merger (the "Merger") of Designer with and into Denim, has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 251(c) of the General Corporation Law of the State of Delaware.

         THIRD: Denim shall be the surviving corporation (the "Surviving Corporation"); provided, however, that at the Effective Time of the Merger the name of the Surviving Corporation shall be changed to "Designer Holdings
Ltd."

         FOURTH: The Certificate of Incorporation of Denim shall be amended pursuant to the Agreement of Merger to read in its entirety as set forth in Exhibit A attached hereto and, as amended, shall be the Certificate of Incorporation of the Surviving Corporation.

         FIFTH: The executed Agreement of Merger is on file at the principal place of business of the Surviving Corporation. The address of the principal place of business is 1385 Broadway, New York, New York l0018.

         SIXTH: A copy of the Agreement of Merger will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either of the Constituent Corporations.

Dated:  April 22, 1996

                                         DENIM HOLDINGS INC.
                                         A Delaware Corporation

                                         By: /s/ Arnold H. Simon
                                            ----------------------------------
                                                  Name:    Arnold H. Simon
                                                  Title:   President and
                                                           Chief Executive
                                                           Officer

                             CERTIFICATE OF INCORPORATION

                                          OF

                                DESIGNER HOLDINGS LTD.

         FIRST: The name of the Corporation is Designer Holdings Ltd. (hereinafter the "Corporation").

         SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is Corporation Service Company.

         THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code ("GCL").

         FOURTH: The total number of shares of stock which the Corporation shall have the authority to issue is 91,300,000 shares consisting of 75,000,000 shares of Common Stock, each having a par value of one cent ($0.01) (the "Common Stock"), 1,300,000 shares of Non-Voting Common Stock, each having a par value of one cent ($0.01) (the "Non-Voting Common Stock"), and 15,000,000 shares of Preferred Stock, each having a par value of one cent ($0.01) (the "Preferred Stock").

         Each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder on each matter voted upon by the stockholders. Each holder of Non-Voting Common Stock shall have no votes in respect of each share of Non-Voting Common Stock except as required by law. Shares of Non-Voting Common Stock shall be convertible at any time into an equal amount of shares of Common Stock and, after the conversion, shall be cancelled. Outstanding shares of Non-Voting Common Stock shall be convertible into an equal number of shares of Common Stock at any time at the option of the Corporation prior to any vote of the Non-Voting Common Stock required by law. The Common Stock and the Non-Voting Common Stock shall be identical in all respects and shall have equal rights and privileges, except as otherwise provided above in this Article FOURTH.

         The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the GCL, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices, (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series, (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at ouch rates of exchange and with such adjustments, all as may be stated in such resolution or resolutions.

         FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

                  (1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

                  (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                  (3) The number of directors of the corporation shall be as from time to time determined by resolution adopted by the Board of Directors. Election of directors need not be by written ballot unless the By-Laws so provide.

                  (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
         (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article FIFTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                  (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors that would have been valid if such By-Laws had not been adopted.

                  (6) The directors shall be divided, with respect to the terms for which they severally hold office, into three classes, as nearly equal in number of directors as possible, as determined by the Board of Directors, with the term of office of the first class to expire at the Annual Meeting of Stockholders to be held in 1997, the term of office of the second class to expire at the Annual Meeting of Stockholders to be held in 1998, and the term of office of the third class to expire at the Annual Meeting of Stockholders to be held in 1999, with each class of directors to hold office until their successors are duly elected and have qualified. At each Annual Meeting of Stockholders following such initial classification and election, directors elected to succeed those directors whose terms expire at such annual meeting, other than those directors elected under particular circumstances by a separate class vote of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation of the Corporation, shall be elected to hold office for term expiring at the Annual Meeting of Stockholders in the third year following the year of their election and until their successors are duly elected and have qualified. When the number of directors is changed, any newly created directorships or any decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number of directors as possible, as determined by the Board of Directors. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

                  To the extent that any holders of any class or series of stock other than Common Stock issued by the Corporation shall have the separate right, voting as a class or series, to elect directors, the directors elected by such class or series shall be deemed to constitute an additional class of directors and shall have a term of office for one year or such other period as may be designated by the provisions of such class or series providing such separate voting right to the holders of such class or series of stock, and any such class of directors shall be in addition to the classes designated above.

         SIXTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

         Any action required or permitted to be taken at any annual or special meeting of the stockholders of the Corporation may not be taken without a meeting, without prior written notice and without a vote; provided, however, that any action required or permitted to be taken at any meeting of a class of holders of Preferred Stock of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the class of holders of outstanding Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Preferred Stock entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those holders of Preferred Stock who have not consented in writing.

         SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                                 CERTIFICATE OF MERGER

                                          OF

                              WAC ACQUISITION CORPORATION

                                     WITH AND INTO

                                DESIGNER HOLDINGS LTD.

                            Pursuant to Section 251 of the
                           Delaware General Corporation Law

         The undersigned corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

         DOES HEREBY CERTIFY:

         FIRST: That the name and state of incorporation of each of the constituent corporations to the merger are as follows:

                                                              State of
         Name                                                 Incorporation

         Designer Holdings Ltd. (the "Company")               Delaware

         WAC Acquisition Corporation ("WAC")                  Delaware

         SECOND: That an Agreement and Plan of Merger, dated as of September 25, 1997, as amended, among the Company, The Warnaco Group, Inc., a Delaware corporation of which WAC is a wholly owned subsidiary, and WAC (the "Merger Agreement" has been approved, adopted, certified, executed and acknowledged by each of the Company and WAC in accordance with the requirements of Section 251 of the General Corporation Law of the State of Delaware (the "DGCL"). In the case of the Company, the Merger Agreement was adopted by a vote of the stockholders of the Company at a special meeting of the stockholders. In the case of WAC, the Merger Agreement was adopted by written consent of the sole stockholder of WAC in accordance with Section 228 of the DGCL.

         THIRD: That the name of the surviving corporation of the merger is Designer Holdings Ltd.

         FOURTH: That the certificate of incorporation of the Company shall be the certificate of incorporation of the surviving corporation, provided that at the Effective Time of the Merger the certificate of incorporation of the Company shall be amended in accordance with the Merger Agreement as follows:

         (i) ARTICLE FOURTH shall be amended to read in its entirety as follows: "The total number of shares of stock which the Corporation shall have the authority to issue is 1,000 shares, each having a par value of one cent ($0.01)";

         (ii) Paragraph (6) of ARTICLE FIFTH shall be deleted in its entirety; and

         (iii) The second paragraph of ARTICLE SIXTH shall be deleted in its entirety.

         FIFTH: That the executed Merger Agreement is on file at the principal place of business of the surviving corporation. The address of the principal place of business of the surviving corporation is 1385 Broadway, New York, New York 10018.

         SIXTH: That a copy of the Merger Agreement will be furnished by the surviving corporation, on request and without cost, to any stockholder of the Company or WAC.

         IN WITNESS WHEREOF, the Company has caused this certificate to be signed by Arnold H. Simon, the President and Chief Executive Officer of the Company, and attested by John J. Jones, its Secretary, this 12th day of December, 1997.

                                        DESIGNER HOLDINGS LTD.


                                        By: /s/ Arnold H. Simon
                                           ----------------------------------
                                                 Name:    Arnold H. Simon
                                                 Title:   President and
                                                          Chief
                                                          Executive
                                                          Officer

ATTEST:

 /s/ John J. Jones
-----------------------
Name:    John J. Jones
Title:   Secretary

(Corporate Seal)

                                                                Exhibit T3A-28


                           CERTIFICATE OF AMENDMENT

                                      OF

                            DESIGNER HOLDINGS LTD.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Designer Holdings Ltd., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-29

                         CERTIFICATE OF INCORPORATION

                                      OF

                             GREGORY STREET, INC.


                  FIRST: The name of the Corporation is Gregory Street, Inc. (hereinafter the "Corporation").

                  SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Prentice-Hall Corporation System, Inc.

                  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

                  FOURTH: The total number of shares of stock which the Corporation shall have authority to issue in 1,000 sharer of Common stock, each having a par value of one penny ($.01).

                  FIFTH: The name and mailing address of the Sole Incorporator is as follows:

                           Mary E. Keogh
                           P.O. Box 636
                           Wilmington, DE 19899

                  SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and or further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

                  (1) The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors.

                  (2) The directors shall have concurrent power with the stockholders to wake, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                  (3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

                  (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
         (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of thin Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                  (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

                  SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or place and may be designated from time to time by the Hoard of Directors or in the By-Laws of the Corporation.

                  EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 22nd day of November, 1996.


                                           /s/ Mary E. Keogh
                                           ------------------------------
                                           Mary E. Keogh
                                           Sole Incorporator

                                                                Exhibit T3A-30


                           CERTIFICATE OF AMENDMENT

                                      OF

                             GREGORY STREET, INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Gregory Street, Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secreatary

                                                                Exhibit T3A-31


                             CERTIFICATE OF INCORPORATION

                                          OF

                               JEANSWEAR HOLDINGS, INC.

                  FIRST: The name of the Corporation is Jeanswear Holdings, Inc. (hereinafter the "Corporation").

                  SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is Corporation Service Company.

                  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

                  FOURTH: The total, number of shares of stock which the Corporation shall have authority to issue is 50,000 shares of Common Stock, each having a par value of one penny ($.01).

                  FIFTH: The name and mailing address of the Sole Incorporator is as follows:

                           Catherine D. Ledyard
                           P.O. Box 636
                           Wilmington, DE 19899

                  SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders;

                   (1)     The business and affairs of the
         Corporation shall be managed by or under the direction of the Board of Directors.

                   (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                   (3)     The number of directors of the
         Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation.
         Election of directors need not be by written ballot unless the By-Laws so provide.

                   (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                   (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

                  SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

                  EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 1st day of July, 1994 .

                                             /s/ Catherine D. Ledyard
                                             ------------------------
                                             Catherine D. Ledyard
                                             Sole Incorporator

                                                                Exhibit T3A-32

                           CERTIFICATE OF AMENDMENT

                                      OF

                           JEANSWEAR HOLDINGS, INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Jeanwear Holdings, Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-33







                             CERTIFICATE OF INCORPORATION

                                          OF

                              KAIJAY ACQUISITION COMPANY

                  FIRST: The name of the Corporation is Kaijay Acquisition Company (hereinafter the "Corporation").

                  SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is Corporation Service Company.

                  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

                  FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each having a par value of one penny ($.01).

                  FIFTH: The name and mailing address of the Sole Incorporator is as follows:

                           Catherine D. Ledyard
                           P.O. Box 636
                           Wilmington, DE 19899

                  SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

                           (1) The business and affairs of the Corporation
                  shall be managed by or under the direction of the Board of Directors.

                           (2) The directors shall have concurrent power with
                  the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                           (3) The number of directors of the Corporation
                  shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

                           (4) No director shall be personally liable to the
                  Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                           (5) In addition to the powers and authority
                  hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

                  SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

                  EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this lst day of July, 1994.

                                                /s/ Catherine D. Ledyard
                                                -----------------------------
                                                Catherine D. Ledyard.
                                                Sole Incorporator

                               Certificate of Amendment

                                          of

                             Certificate of Incorporation

                                          of

                              KAIJAY ACQUISITION COMPANY

It is hereby certified that:

         1. The name of the corporation (hereinafter called the "Corporation") is Kaijay Acquisition Company.

         2. The Certificate of Incorporation of the Corporation is hereby amended by striking out Article First thereof and by substituting in lieu therefor the following new Article:

                  "FIRST: The name of the corporation (hereinafter called the "Corporation") shall be Kai Jay Manufacturing Company."

         3. The amendment of the Certificate of Incorporation herein certified has been duly adopted in acccordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Dated:  July 8, 1999

                                                 /s/ Stanley P. Silverstein
                                                 ---------------------------
                                                 Stanley P. Silverstein,
                                                 Secretary

                                                                Exhibit T3A-34


                           CERTIFICATE OF AMENDMENT

                                      OF

                         KAI JAY MANUFACTURING COMPANY

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Kai Jai Manufacturing Company, (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-35

                              CERTIFICATE OF INCOPORATION

                                          OF

                                  MYRTLE AVENUE, INC.

                  FIRST: The name of the Corporation is Myrtle Avenue, Inc. (hereinafter the "Corporation").

                  SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Prentice-Hall Corporation System, Inc.

                  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

                  FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each having a par value of one penny ($.01).

                  FIFTH: The name and mailing address of the Sole Incorporator is as follows:

                           Mary E. Keogh
                           P.O. Box 636
                           Wilmington, DE  19899

                  SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

                  (1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

                  (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                  (3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

                  (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
         (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal of modification.

                  (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

                  SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

                  EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereinafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 22nd day of November, 1996.

                                                     /s/ Mary E. Keogh
                                                     ------------------------
                                                     Mary E. Keogh
                                                     Sole Incorporator

                                                                Exhibit T3A-36

                           CERTIFICATE OF AMENDMENT

                                      OF

                              MYRTLE AVENUE, INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Myrtle Avenue, Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-37

                             CERTIFICATE Of INCORPORATION

                                          OF

                                 OUTLET HOLDINGS, INC.

                  FIRST: The name of the corporation is Outlet Holdings, Inc. (hereinafter the "Corporation").

                  SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

                  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

                  FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each having a par value of one penny ($ .01).

                  FIFTH: The name and mailing address of the Sole Incorporator is as follows:

                           Deborah M. Reusch
                           P.O. Box 636
                           Wilmington, DE 19899

                  SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

                  (1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

                  (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                  (3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

                  (4) No director shall be personally liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
         (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                  (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as nay be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

                  SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

                  EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 12th day of September, 1996.

                                                       /s Deborah M. Reusch
                                                       ---------------------
                                                       Deborah M. Reusch
                                                       Sole Incorporator

                CERTIFICATE OF CHANGE OF LOCATION OF REGISTERED OFFICE

                                AND Of REGISTERED AGENT

It is hereby certified that:

                  1. The name of the corporation (hereinafter called the "corporation") is Outlet Holdings, Inc.

                  2. The registered office of the corporation within the State of Delaware is hereby changed to 1013 Centre Road, City of Wilmington 19805, County of New Castle.

                  3. The registered agent of the corporation within the State of Delaware is hereby changed to Corporation Service Company, the business office of which is identical with the registered office of the corporation as hereby changed.

                  4. The corporation has authorized the changes hereinbefore set forth by resolution of its Board of Directors.

Signed on 18, June, 1997.

                                           /s/ John J. Jones
                                           -------------------------
                                           JOHN J. JONES
                                           Vice President, General Counsel &
                                           Secretary

                                                                 Exhibit T3A-38

                           CERTIFICATE OF AMENDMENT

                                      OF

                             OUTLET HOLDINGS, INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Outlet Holdings, Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-39

                             CERTIFICATE OF INCORPORATION

                                          OF

                                  OUTLET STORES, INC.

                  FIRST: The name of the Corporation is Outlet Stores, Inc. (hereinafter the "Corporation").

                  SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

                  THIRD: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

                  FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each having a par value of one penny ($.01).

                  FIFTH: The name and mailing address of the Sole Incorporator is as follows:

                         Deborah M. Reusch
                         P.O. Box 636
                         Wilmington, DE 19899

                  SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders;

                  (1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

                  (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                  (3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

                  (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
         (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                  (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

                  SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

                  EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto sat my hand this 12th day of September, 1996.

                                           /s/ Deborah M. Reusch

                                           ------------------------
                                           Deborah M. Reusch
                                           Sole Incorporator

                CERTIFICATE OF CHANGE OF LOCATION OF REGISTERED OFFICE
                                AND OF REGISTERED AGENT

It is hereby certified that:

         1. The name of the corporation (hereinafter called the "corporation") is Outlet Stores, Inc.

         2. The registered office of the corporation within the State of Delaware is hereby changed to 1013 Centre Road, City of Wilmington 19805, County of New Castle.

         3. The registered agent of the corporation within the State of Delaware is hereby changed to Corporation Service Company, the business office of which is identical with the registered office of the corporation as hereby changed.

         4. The corporation has authorized the changes hereinbefore set forth by resolution of its Board of Directors.

Signed on 18, June, 1997.

                                            /s/ John J. Jones

                                            ---------------------------------
                                            Vice President, General Counsel
                                                     & Secretary

                                                                Exhibit T3A-40


                           CERTIFICATE OF AMENDMENT

                                      OF

                              OUTLET STORES, INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Outlet Stores, Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-41


                             CERTIFICATE OF INCORPORATION

                                          OF

                             PENHALIGON'S BY REQUEST, INC.

                  FIRST: The name of the Corporation is Penhaligon's By Request, Inc. (hereinafter the "Corporation").

                  SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is Corporation Service Company.

                  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

                  FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1000 shares of Common Stock, each having a par value of one penny ($.01).

                  FIFTH: The name and mailing address of the Sole Incorporator is as follows:

         Name                               Address

         Deborah M. Reusch                  P.O. Box 636
                                            Wilmington, DE  19899

                  SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

                  (1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

                  (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                  (3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

                  (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
         (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                  (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

                  SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

                  EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 26th day of August, 1999.

                                               /s/ Deborah M. Reusch
                                               --------------------------
                                               Deborah M. Reusch
                                               Sole Incorporator

                                                                  Exhibit T3A-42


                           CERTIFICATE OF AMENDMENT

                                      OF

                         PENHALIGON'S BY REQUEST, INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Penhaligon's By Request, Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-43

                                 CERTIFICATE OF MERGER

                                          OF

                                RIO SPORTSWEAR, INC.,

                               RIO II SPORTSWEAR, INC.,

                             AND ADAMSON SALES CORPORATION

                                         INTO

                               NEW RIO SPORTSWEAR, INC.

                              ---------------------------

                      Pursuant to Section 252 (c) of the General
                       Corporation Law of the State of Delaware

                              ---------------------------

                  New Rio Sportswear, Inc., a Delaware corporation ("New Rio"), does hereby certify the following facts relating to the merger of Rio Sportswear, Inc., a California corporation ("Rio"), Rio II Sportswear, Inc., a Delaware corporation ("Rio II"), and Adamson Sales Corporation, a New York corporation ("Adamson"), into New Rio (the "Merger"):

                  FIRST: The names and states of incorporation of the constituent corporations to the Merger are as follows:

Rio Sportswear, Inc.:               California
Rio II Sportswear, Inc.:            Delaware
Adamson Sales Corporation:          New York
New Rio Sportswear, Inc.:           Delaware

                  SECOND: An Agreement and Plan of Merger, dated March 31, 1995 providing for the merger of Rio, Rio II and Adamson with and into New Rio, has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with Section 252 of the General Corporation Law of the State of Delaware.

                  THIRD: The name of the corporation surviving the Merger is New Rio Sportswear, Inc. (the "Surviving Corporation" ), except that at the effective time of this merger it shall be changed to "Rio Sportswear, Inc."

                  FOURTH: The authorized capital stock of New Rio is 10,000 shares of common stock, each share having a par value of $.01.

                  FIFTH: The Certificate of Incorporation of New Rio shall be and remain the Certificate of Incorporation of the Surviving Corporation, until amended as provided by law, except that Article FIRST of such Certificate of Incorporation shall be amended to read as follows:

                  "FIRST:" The name of the Corporation is Rio Sportswear, Inc. (hereinafter the "Corporation").

                  SIXTH: An executed copy of the Agreement and Plan of Merger is on file at the principal place of business of the Surviving Corporation, 1385 Broadway, Suite 305, New York, New York 10018. A copy of the Agreement and Plan of Merger will be furnished upon request and without cost to any Stockholder of any constituent corporation.

                  IN WITNESS WHEREOF, New Rio has caused this Certificate of Merger to be executed in its corporate name this 31st day of March, 1995.

                                            NEW RIO SPORTSWEAR, INC.

                                            By:    /s/ Robert Dunham

                                                   ----------------------------
                                            Name:  Robert Dunham
                                            Title: Vice President

                                            By:    /s/ John J. Jones
                                                   ----------------------------
                                            Name:  John J. Jones
                                            Title: Assistant Secretary

                             CERTIFICATE OF INCORPORATION

                                          OF

                                NEW RIO SPORTSWEAR INC.

                  FIRST: The name of the Corporation is New Rio Sportswear Inc. (hereinafter the "Corporation").

                  SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is Corporation Service Company.

                  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

                  FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 10,000 shares of Common Stock, each having a par value of one penny ($.01).

                  FIFTH: The name and mailing address of the Sole Incorporator is as follows:

                             Catherine D. Ledyard
                             P.O. Box 636
                             Wilmington, DE 19899

                  SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

                  (1) The business and affairs of the Corporation shall be paged by or under the direction of the Board of Directors.

                  (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                  (3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election, of directors need not be by written ballot unless the By-Laws so provide.

                  (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
         (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                  (5) In addition to the powers and authority hereinbefore or bar statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adapted.

                  SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

                  EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forging a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 7th day of July, 1994.

                                              /s/ Catherine D. Ledyard
                                              ---------------------------
                                              Catherine D. Ledyard
                                              Sole Incorporator

                                                                Exhibit T3A-44

                           CERTIFICATE OF AMENDMENT

                                      OF

                             RIO SPORTSWEAR, INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Rio Sportswear, Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-45

                             CERTIFICATE OF INCORPORATION

                                          OF

                          AUTHENTIC FITNESS MERGER SUB, INC.

                  FIRST: The name of the Corporation is Authentic Fitness Merger Sub, Inc. (hereinafter the "Corporation").

                  SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

                  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

                  FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each having a par value of one penny ($.01).

                  FIFTH: The name and mailing address of the Sole Incorporator is as follows:

Name                                Address

Mary B . Keogh                      P. 0. Box 636
                                    Wilmington, DE 19899

                  SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

                  (1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

                  (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                  (3 ) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

                  (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
         (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                  (5) In addition to the powers aid authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GGL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

                  SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

                  EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that the is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 14th day of July, 1999.

                                                     /s/ Mary E. Keogh
                                                     ------------------------
                                                     Mary E. Keogh
                                                     Sole Incorporator

                                 CERTIFICATE OF MERGER

                                          OF

                                 UBERTECH TEXAS, INC.

                                         INTO

                          AUTHENTIC FITNESS MERGER SUB, INC.

                             ----------------------------

                        Pursuant to Section 252 of the General
                       Corporation Law of the State of Delaware

                             ----------------------------


                  Authentic Fitness Merger Sub, Inc., a Delaware corporation ("Merger Sub"), does hereby certify:

                  FIRST: The names and states of incorporation of the constituent corporations to this merger are as follows:

         Ubertech Texas, Inc.                        -        Texas
         Authentic Fitness Merger Sub, Inc.          -        Delaware

                  SECOND: An Agreement of Merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with Section 252(e) of the General Corporation Law of the State of Delaware.

                  THIRD: The corporation surviving the merger shall be Merger Sub (the "Surviving Corporation"). Effective immediately upon consummation of the merger, the name of the Surviving Corporation shall be "Ubertech Products, Inc."

                  FOURTH: The Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as set forth in Exhibit A attached hereto.

                  FIFTH: The executed agreement of merger is on file at an office of the Surviving Corporation, 704 Bastrop, Houston, Texas 77003. A copy shall be provided, upon request and without cost to any stockholder of either constituent corporation.

                  SIXTH: The authorized capital stock of Ubertech Texas, Inc. consists of 1,000,000 shares of commons tock each having a par value of $1.00.

                  IN WITNESS WHEREOF, Authentic Fitness Merger Sub, Inc. has caused this Certificate of Merger to be executed in its corporate name this 25th day of October, 1999.

                                  AUTHENTIC FITNESS MERGER SUB, INC.

                                  By:  /s/ Stanley P. Silverstein
                                       ------------------------------------
                                       Name:  Stanley P. Silverstein
                                       Title:   Secretary

                CERTIFICATE OF CHANGE OF LOCATION OF REGISTERED OFFICE
                                AND OF REGISTERED AGENT

It is hereby certified that:

         1. The name of the corporation (hereinafter called the "corporation") is

                                UBERTECH PRODUCTS, INC.

         2. The registered office of the corporation within the State of Delaware is hereby changed to 1013 Centre Road, City of Wilmington 19805, County of New Castle.

         3. The registered agent of the corporation within the State of Delaware is hereby changed to Corporation Service Company, the business office of which is identical with the registered office of the corporation as hereby changed.

         4. The corporation has authorized the changes hereinbefore set forth by resolution of its Board of Directors.

Signed on April 12, 2000

                                            By:  /s/ Stanley P. Silverstein
                                                 -----------------------------
                                                 Stanley P. Silverstein
                                                 Vice President & Secretary

                                                                Exhibit T3A-46


                           CERTIFICATE OF AMENDMENT

                                      OF

                            UBERTECH PRODUCTS, INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Ubertech Products, Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                  Exhibit T3A-47



                            CERTIFICATE OF FORMATION

                                       OF

                          WARNACO INTERNATIONAL, L.L.C.

                  1. The name of the limited liability company is Warnaco International, L.L.C.

                  2. The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

                  IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Warnaco International, L.L.C. this 24th day of March, 1995.

                                           WARNACO INTERNATIONAL, L.L.C.


                                           By:      Warnaco Inc.
                                                    Member


                                           By:      /s/ Stanley P. Silverstein
                                                    ----------------------------
                                                    Name: Stanley P. Silverstein
                                                    Title:   Vice President

                     CERTIFICATE TO RESTORE TO GOOD STANDING

                      A DELAWARE LIMITED LIABILITY COMPANY

                        PURSUANT TO TITLE 6, SEC. 18-1107

                  1. The name of the limited liability company (the "Company") is Warnaco International, L.L.C.

                  2. The date of the original filing with the Delaware Secretary of State was March 24, 1995.

                  I, Stanley P. Silverstein, the authorized person of the Company do hereby certify that the Company is paying all annual taxes, penalties and interest due to the State of Delaware.

                  I do hereby request that Warnaco International, L.L.C. be restored to good standing.


                                            /s/ Stanley P. Silverstein
                                            ------------------------------------
                                            WARNACO INC.
                                            Member
                                            Name:    Stanley P. Silverstein
                                            Title:   Secretary



                                              /s/ Stanley P. Silverstein
                                            ------------------------------------
                                            184 BENTON STREET, INC.
                                            Member
                                            Name:    Stanley P. Silverstein
                                            Title:   Secretary

              Certificate of Amendment to Certificate of Formation

                                       of

                          WARNACO INTERNATIONAL, L.L.C.

                  It is hereby certified that:

                  1. The name of the limited liability company (hereinafter called the "limited liability company") is WARNACO INTERNATIONAL, L.L.C.

                  2. The certificate of formation of the limited liability company is hereby amended by striking out the statement relating to the limited liability company's registered agent and registered office and by substituting in lieu thereof the following new statement:

                           "The address of the registered office and the name and the address of the registered agent of the limited liability company required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805."


Executed on March 15, 1999



                                          /s/ Stanley P. Silverstein
                                          --------------------------------------
                                          Stanley P. Silverstein, Vice President

                                                                  Exhibit T3A-49


                          CERTIFICATE OF INCORPORATION

                                       OF

                               BAYARD CORPORATION

                                   -----------


                  We, the undersigned, in order to form a corporation for the purpose hereinafter stated under and pursuant to the provisions of the General Corporation Law of the State of Delaware, do hereby certify as follows:

                  FIRST:   The name of the corporation (hereinafter called the
"Corporation") is

                               BAYARD CORPORATION

                  SECOND: The principal office or place of business of the corporation to the State of Delaware is to be located at 229 South State Street, City of Dover, County of Kent. The name and address of its resident agent in the State of Delaware is THE PRENTICE-HALL CORPORATION SYSTEM, INC., 229 South State Street, Dover, Delaware.

                  THIRD:   The nature of tire business of the corporation and
the objects or purposes to be transacted, promoted or carried on by it are as follows:

                  (a) To design, create, manufacture, contract for, buy, sell, import, export, distribute, job, and generally deal in and with, whether at wholesale or retail, and as principal, agent, broker, factor, commission merchant, licensor, licensee or otherwise, any and all kinds of shirts and wearing apparel for men, women and children and articles of any and all kinds whether made from or with cotton, wool, silk, dacron, nylon, rayon or any other natural or synthetic material or materials, and, in connection therewith or independent thereof, to construct, establish and maintain, by any manner or means, factories, mills, buying offices distribution centers, specialty and other shops, mail-order establishments, concessions and agencies, and any and all other departments, sites and locations necessary, convenient or useful in the furtherance of any businesses of the corporation.

                  (b) To operate, maintain, manage, license the use of, and generally deal in and with, whether as principal or agent or otherwise any and all department and specialty stores and shops in all their branches and to carry on all or any of the business of cloth, dress or clothing manufacturers, dry good merchants, haberdashers, manufacturers, importers, exporters, wholesale and retail dealers of and in textile fabrics of all kinds, tailors, hatters, clothiers, furnishers, outfitters, glove and boot and shoemakers and dealers.

                  (c) To acquire by purchase or otherwise own, hold, lease, mortgage, sell, or otherwise dispose of, erect, construct, make, alter, enlarge, improve and to aid or subscribe toward the construction, acquisition or improvement of any factories, shops, storehouses, buildings and commercial and retail establishments of every character, including all equipment, fixtures, machinery, implements and supplies necessary, or incidental to, or connected with any of the purposes or business of the corporation.

                  (d) To manufacture, purchase, or otherwise acquire, hold, own, sell, assign, transfer, lease, exchange, invest in, mortgage, pledge or otherwise encumber or dispose of and generally deal and trade in and with, in any part of the world, goods, wares, merchandise and property of every kind, nature and description.

                 (e) To apply for, register, acquire, hold, use, sell, exchange, assign, grant, lease or otherwise dispose of letters patent, patent rights, copyrights, licenses and privileges, inventions, improvements, processes, formulae, trademarks and trade names relating to or useful in connection with any business of the corporation.

                  (f) To borrow money and to make and issue promissory notes, bills of exchange, bonds, debentures and other obligations and evidences of indebtedness of all kinds, whether secured by mortgage, pledge or otherwise or unsecured, for money borrowed, or in payment for property purchased or acquired, or for any other lawful object, without limit as to amount, but only as permitted by law; to confer upon the holders of any bonds, debentures, notes or other obligations of the Corporation, secured or unsecured, the right to convert the same into classes of stock of any series of the Corporation, now or hereafter to be issued, upon such terms as shall be fixed by the Board of Directors subject to the provisions hereof.

                  (g) To have one or more offices, stations, studios, factories, plants, warehouses, shops and other like facilities in the State of Delaware, other states, the District at Columbia, the territories and possessions of the United States and in foreign countries at which to carry on all or any of its operations and business.

                  (h) To purchase, hold, own, lease, mortgage, pledge, sell, convey or otherwise acquire or dispose of real and personal property, rights, interests and franchises of every class, kind and description, including any or all shares of stock, bonds, debentures, notes, scrip or other obligations or evidences of indebtedness at any time owned by it, in any of the states, districts, possessions or colonies of the United States, and in any and all foreign countries, subject to all applicable laws.

                  (i) To acquire in whole or in part the good will, rights, property and assets of all kinds of, and any interest in, any person, firm, association or corporation, and to pay for the same in cash, stock, securities, bonds, debentures or other evidences of indebtedness of the corporation or otherwise.

                  (j) To purchase, hold, sell and transfer shares of its own capital stock; and to purchase, hold, sell, assign, transfer, mortgage, guarantee the payment of dividends on or the payment of principal of or interest on, pledge or otherwise dispose of shares of the capital stock of, or any bonds, securities or evidences of indebtedness created by, any other corporation of the State of Delaware or any other state, country, nation or government, and while the owner thereof to exercise all the rights, powers and privileges of ownership.

                  (k) To become surety for and to guarantee the carrying out or performance of contracts of every kind and character and to aid in any manner permitted by law any corporation or association, domestic or foreign, or any firm or individual, in which or in the welfare of which the corporation shall have any direct or indirect interest, and to do any acts designed to protect, preserve, improve or enhance the value of any property at any tine held or controlled by the corporation, or in which it may be at any time directly or indirectly interested, and to promote or facilitate the organization and financing of subsidiary companies.

                  (1) To enter into all proper arrangements and agreements with any government or authority, supreme, municipal, local or otherwise, both foreign and domestic, that may be necessary or suitable for the business of the corporation; to obtain from any government or authority, rights, privileges, franchises or concessions suitable for the nature of the business and the objects or purposes hereinabove stated which the corporation may think desirable to obtain, and to carry out, exercise and comply with any such arrangements, agreements, rights, privileges, franchises or concessions.

                  (m) To execute and deliver general or special powers of attorney to individuals, corporations, companies, associations, trusts, partnerships or other organizations, as the Board of Directors shall determine.

                  (n) To carry out and do all or any of the above objects or purposes in any part of the world as principal, agent, contractor, commission merchant, consignee, factor or otherwise, and by or through agents, trustees, contractors, factors or otherwise, and to do all such other things as are incidental to or necessary for the nature of the business and the objects or purposes for which the corporation is formed.

                  (o) To do any and all things of the kind stated herein and to exercise any and all powers which may now or hereafter be lawful for the corporation to exercise under the laws of the State of Delaware or any other laws that may now or hereafter be applicable to the corporation.

                  The foregoing provisions of this Article THIRD shall be construed as objects, purposes and powers, and each as an independent object, purpose and power. The foregoing enumeration of specific objects, purposes and powers shall not be held to limit or restrict in any manner the objects, purposes and powers of the corporation, provided, however, that the corporation shall not carry on any business or exercise any power in any state, territory or country which under the laws thereof the corporation may not lawfully carry on or exercise.

                  FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), and the par value of each of such shares shall be One Dollar ($1.00). All such shares are of one class and are designated as Common Stock.

                  FIFTH:   The minimum amount of capital with which the
corporation will commence business is One Thousand Dollars ($1,000.00).

                  SIXTH:   The names and places of residence of each of the
incorporators are as follows:

                  NAME                  PLACE OF RESIDENCE

  Endicott P. Davison                   Benedict Hill Road,
                                        New Canaan, Connecticut

  Robert P. Adelman                     9 Sylvia Road,
                                        Old Bethpage, New York

  A.Edward Grashof                      188-02A 7l Crescent
                                        Fresh Meadows, Long Island

                  SEVENTH: The corporation is to have perpetual existence.

                  EIGHTH: The private property of the stockholders of the corporation shall not be subject to the payment of corporate debts to any extent whatever.

                  NINTH:   For the management of the business and for the
conduct of the affairs of the corporation, and in further definition of the powers of the corporation, its directors and its stockholders, but not in limitation of the powers conferred by the laws of the State of Delaware, it is further provided:

                  1. The number of directors of the corporation shall be as specified in the By-Laws of the corporation. The election of directors need not be by ballot. Directors need not be stockholders.

                  2.       The Board of Directors is authorized and empowered:

                           (a) To make, alter, amend, or repeal the By-Laws of the corporation.

                           (b) Without the assent or vote of the stockholders, to authorize and issue obligations of the corporation, secured or unsecured, to include therein such provisions as to redeemability, convertibility or otherwise, as the Board of Directors, in its sole discretion, may determine, and to authorize the mortgaging or pledging, as security therefor, of any property of the corporation, real or personal, including after-acquired property.

                           (c) To fix the times for the declaration and payment of dividends; to set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish such reserves; and to make and determine the use and disposition of any surplus (whether capital, earned or other surplus) or net profits over and above the capital of the Corporation, and in its discretion, the Board of Directors may use and apply any such surplus or net profits in purchasing or acquiring shares of its own stock to such extent and in such manner and upon such terms as the Board of Directors shall deem expedient. The shares of such stock so purchased or acquired may be resold, except as otherwise provided by law.

                  3. The Corporation, by resolution or resolutions of its Board of Directors, shall have power to create and issue, whether or not in connection with the issue and sale of any shares of stock or any other securities of the Corporation, rights or options entitling the holders thereof to purchase from the Corporation any shares of its capital stock of any class or classes or any other securities of the Corporation, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the Board of Directors. The terms upon which, the time or times, which may be limited or unlimited in duration, at or within which, and the price or prices at which any such rights or options may be issued and any such shares or other securities may be purchased from the Corporation upon the exercise of any such right or option shall be such as shall be fixed and stated in the resolution or resolutions of the Board of Directors providing for the creation and issue of such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive. The price or prices to be received for shares of stock of the Corporation to be issued upon the exercise of such rights or options shall be not less than the minimum amount prescribed by law.

                  4. The Corporation shall not be required to issue certificates representing any fraction or fractions of a share of stock of any class, but may issue in lieu thereof one or more non-dividend bearing and non-voting scrip certificates in such form or forms as shall be approved by the Board of Directors, each representing a fractional interest in respect of one share of stock. Such scrip certificates upon presentation together with similar scrip certificates representing in the aggregate an interest in respect of one or more full shares of stock shall entitle the holders thereof to receive one or more full shares of stock of the class and series, if any, specified in such scrip certificates. Such scrip certificates may contain such terms and conditions as shall be fixed by the Board of Directors, and may become void and of no effect after a period to be determined by the Board of Directors and to be specified in such scrip certificates.

                  5. In addition to the powers and authorities hereinbefore or by statute expressly conferred upon it, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the laws of the State of Delaware, of the Certificate of Incorporation and of the By-Laws of the corporation.

                  6. Any director or any officer elected or appointed by the stockholders or by the Board of Directors may be removed at any time in such manner as shall be provided in the By-Laws of the corporation.

                  TENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this corporation under the provisions of
         Section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

                  ELEVENTH: Any person made a party to any action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the corporation, or of any corporation which he served as such at the request of the corporation, shall be indemnified by the corporation against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer, director or employee is liable for negligence or misconduct in the performance of his duties. Such right of indemnification shall not be deemed exclusive of any other rights to which such director, officer or employee may be entitled.

                  TWELFTH: No holder or any stock of the corporation shall be entitled as of right to purchase or subscribe for any part of any stock of the corporation authorized by this Certificate of Incorporation or of any additional stock of any class to be issued by reason of any increase in the authorized stock of the corporation, or of any bonds, certificates of indebtedness, debentures, options or other securities convertible into or evidencing the right to purchase stock of the corporation, but any stock authorized by this Certificate of Incorporation, or any such additional stock or securities convertible into or evidencing the right to purchase stock, may be issued and disposed of by the Board of Directors to such persons, firms, corporations or associations, for such consideration, upon such terms and in such manner as the Board of Directors may in its discretion determine, without offering any thereof on the same terms or on any terms to the stockholders then of record or to any class of stockholders.

                  THIRTEENTH: The corporation reserves the right to amend, alter or repeal any provision contained is this Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights and powers conferred upon the directors and stockholders of the corporation by this Certificate of Incorporation are granted subject to the provisions of this reservation.

                  IN WITNESS WHEREOF, we the undersigned, being all of the incorporators hereinabove named, do hereby further certify that the facts hereinabove stated are truly set forth and accordingly have hereunto set our respective hands and seals this 9th day of November, 1960.


                                               /s/ Endicott P. Davidson
                                               ------------------------------
                                               Endicott P. Davidson



                                               /s/ Robert P. Adelman
                                               ------------------------------
                                               Robert P. Adelman



                                               /s/ A. Edward Grashof
                                               ------------------------------
                                               A. Edward Grashof

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                               BAYARD CORPORATION

                 (Pursuant to Section 242 of Title 8, Chapter 1
                              of the Delaware Code)


                  BAYARD CORPORATION, (hereinafter called the "Corporation"), a corporation organized and existing under and by virtue of Title 8, Chapter 1 of the Delaware Code, does hereby certify as follows:

                  FIRST:   That upon the unanimous written consent of the
holders of all of the outstanding shares of stock entitled to vote of the above corporation, which consent was given pursuant to the provisions of Section 228 of Title 8, Chapter 1 of the Delaware Code, the following amendment of the Certificate of Incorporation of the corporation has been duly adopted in accordance with the provisions of Section 242 of Title 8, Chapter 1 of the Delaware Code:

                  By striking out Article FIRST thereof in its entirety, and by substituting in lieu thereof a new Article FIRST to read as follows:

                  "FIRST: The name of the Corporation (hereinafter called the 'Corporation') is BAYARD APPAREL, INC."

                  SECOND: That the capital of the corporation will not be reduced under or by reason of said amendment.

                  IN WITNESS WHEREOF, the said BAYARD CORPORATION has made under its corporate seal and signed by H. S. FARWELL, its Vice-President and SAMUEL G. PAYNE, its Secretary, the foregoing certificate, and the said H. S. FARWELL, as Vice-President, and the said Samuel G. Payne, as Secretary, have hereunto respectively set their hands and caused the corporate seal of the corporation to be affixed this 9th day of January, 1964.


                                        By: /s/ H.S. Farwell
                                            ------------------------------
                                            H.S. Farwell,Vice-President



                                        By: /s/ Samuel G. Payne
                                            ------------------------------
                                              Samuel G. Payne, Secretary

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                              BAYARD APPAREL, INC.

                      (Pursuant to Section 242 of Title 8,
                         Chapter 1 of the Delaware Code)


                  BAYARD APPAREL, INC., (hereinafter called the "Corporation"), a corporation organize and existing under and by virtue of Title 8, Chapter 1 of the Delaware Code, does hereby certify as follows:

                  FIRST:   That, upon the unanimous written consent of the
holders of all of the outstanding shares of stock entitled to vote of the above corporation, which consent was given pursuant to the provisions of Section 228 of Title 8, Chapter 1 of the Delaware Code, the following amendment of the Certificate of Incorporation of the corporation has been duly adopted in accordance with the provisions of Section 242 of Title 8, Chapter 1 of the Delaware Code:

                  By striking out Article FIRST thereof in its entirety, and by substituting in lieu thereof a new Article FIRST to read as follows:

                  "FIRST: The name of the Corporation (hereinafter called the 'Corporation') is THE PURITAN SPORTSWEAR CORP."

                  SECOND: That the capital of the corporation will not be reduced under or by reason of said amendment.

                  IN WITNESS WHEREOF, the said BAYARD APPAREL, INC. has made under its corporate seal and signed by JOHN W. FIELD, its President and SAMUEL
G. PAYNE, its Secretary, the foregoing certificate, and the said JOHN W. FIELD, as President, and the said SAMUEL G. PAYNE, as Secretary, have hereunto respectively set their hands and caused the corporate seal of the corporation to be affixed this 20th day of January, 1964.


                                          /s/ John W. Field
                                          -----------------------------
                                          John W. Field, President



                                          /s/ Samuel G. Payne
                                          -----------------------------
                                          Samuel G. Payne, Secretary

(CORPORATE SEAL)

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

                                       OF

                          THE PURITAN SPORTSWEAR CORP.

        (Pursuant to section 242 of The Delaware General Corporation Law)

                           --------------------------


                  THE PURITAN SPORTSWEAR CORP. (hereinafter called the "Corporation"), a corporation organized and existing under and by virtue of the Delaware General Corporation Law, does hereby certify as follows:

                  FIRST:   That, upon resolution of the Board of Directors of
the Corporation and the unanimous written consent of the holders of all of the outstanding shares of stock entitled to vote of the Corporation, which consent was given pursuant to the provisions of Section 228 of the Delaware General Corporation Law, the following amendment of the Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of
Section 242 of the Delaware General Corporation Law:

                  By striking out Article FIRST thereof in its entirety, and by substituting in lieu thereof a new Article FIRST to read as follows:

                  "FIRST: The name of the Corporation (hereinafter called the 'Corporation') is WARNACO MEN'S SPORTSWEAR INC."

                  SECOND: That the issued shares of the Corporation will not be effected and the capital of the corporation will not be reduced under or by reason of said amendment.

                  IN WITNESS WHEREOF, the said THE PURITAN SPORTSWEAR CORP. has made under its corporate seal and signed by Gus G . Van Sant, its Vice-President and John S. Johnson, its Assistant Secretary, the foregoing certificate, and the said Gus G. Van Sant, as Vice-President, and the said John S. Johnson, as Assistant Secretary, have hereunto respectively set their hands and caused the corporate seal of the corporation to be affixed this 7th day of Mach, 1974.



                                      /s/ Gus G. Van Sant
                                      --------------------------------------
                                      Gus G. Van Sant, Vice-President



                                      /s/ John S. Johnson
                                      --------------------------------------
                                      John S. Johnson, Assistant Secretary

    (CORPORATE SEAL)

                               AGREEMENT OF MERGER


                                       OF


                          CRESCO MANUFACTURING COMPANY
                              (an Ohio corporation)

                                      INTO

                          WARNACO MEN'S SPORTSWEAR INC.
                            (a Delaware corporation)


                  AGREEMENT Of MERGER made and entered into this 22th day of March, 1974, by and between Cresco Manufacturing Company (Cresco), a corporation of the State of Ohio, and Warnaco Men's Sportswear Inc. (Warnaco), a corporation of the State of Delaware, as approved by a resolution adopted by the Board of Directors of each such corporation.

                  WHEREAS, Cresco is a corporation of the State of Ohio with its principal office therein located at 1201 Jacobson Avenue, Ashland, Ohio, 44850, County of Ashland, and is subject to the provisions of Chapter 1701 of the Revised Code of Ohio; and

                  WHEREAS, the total number of shares of stock which Cresco has authority to issue is 11,000, all of which are of one class and without par value, and 5,300 of which are issued; and

                  WHEREAS, Warnaco is a corporation of the State of Delaware with its registered office therein located at 229 South State Street, Dover, Delaware, County of Kent; and

                  WHEREAS, the total number of shares of stock which Warnaco has authority to issue is 1,000, all of which are of one class and of a par value of one dollar, and all of which are issue; and

                  WHEREAS, Cresco and Warnaco and the respective Boards of Directors thereof deem it advisable and to the advantage, welfare and best interests of said corporations and their respective stockholders to merge Cresco into Warnaco pursuant to the provisions of Chapter 1701 of the Revised Code of Ohio and of the General Corporation Law of the State of Delaware upon the terms and conditions hereinafter set forth;

                  NOW, THEREFORE, in consideration of the premises and of the mutual agreement of the parties hereto, being thereunto duly approved and authorized by a resolution adopted by the Board of Directors of Cresco, in accordance with the provisions of Chapter 1701 of the Revised Code of Ohio, and being thereunto duly approved by a resolution adopted by the Board of Directors of Warnaco, in accordance with the provisions of the General Corporation Law of the State of Delaware, the Agreement of Merger and the terms and conditions thereof and the mode of carrying the same into effect, together with any provisions required or permitted to be set forth therein, are hereby determined and agreed upon for submission to the stockholders of Cresco and of Warnaco as required by Chapter 1701 of the Revised Code of Ohio and by the General Corporation Law of the State of Delaware, as hereinafter in this Agreement set forth.

                  1. Cresco, which is herein sometimes referred to as the "terminating corporation", is hereby merged into and with Warnaco, which shall be the continuing and resulting corporation and shall be governed by the laws of the State of Delaware, and which is hereinafter sometimes referred to as the "surviving corporation".

                  2. The certificate of incorporation of the surviving corporation shall be the certificate of incorporation of the surviving corporation, and, from and after the effective date of the merger in this Agreement provided for, such certificate of incorporation shall be the certificate of incorporation of the surviving corporation until changed or amended as provided by the General Corporation Law of the State of Delaware. A copy of said certificate of incorporation is appended hereto as "Appendage A" and is hereby made a part of this Agreement with the same force and effect as if herein set forth in full.

                  3. The present by-laws of the surviving corporation will be the by-laws of said surviving corporation and will continue in full force and effect until altered or amended as therein provided under the authority of the General Corporation Law of the State of Delaware.

                  4. The names of the first members of the Board of Directors and of the first officers of the surviving corporation, all of whom shall hold their directorships and offices until the election and qualification of their respective successors or until their tenure is otherwise terminated in accordance with the by- laws of the surviving corporation in effect from time to time, are as follows:


                            NAMES OF FIRST DIRECTORS

                                John W. Field
                                Cameron Clark, Jr.
                                Gus G. Van Sant
                                Donald C. Harshman
                                John S. Johnson

                       NAMES AND TITLES OF FIRST OFFICERS

                 Donald C. Harshman           President
                 Gus G. Van Sant              Vice President
                 Lloyd S. Schaper             Vice President
                 Lawrence S. Bloom            Vice President
                 Walter McNamara              Vice President
                 Frank Ayers                  Vice President
                 Justin Brenner               Vice President
                 Richard C. Neeck             Vice President
                 Frank S. Corrado             Secretary & Treasurer
                 Frederick M. Robison         Assistant Treasurer
                 John S. Johnson              Assistant Secretary


                  5. The surviving corporation will not issue any of its shares of stock for the issued shares of stock of the terminating corporation inasmuch as the same corporation owns all of the issued and outstanding stock of both the terminating corporation and the surviving corporation. All of the issued shares of the terminating corporation shall, upon the effective date of the merger, be surrendered and extinguished. The shares of stock of the surviving corporation shall not be converted, but each said share which is issued as of the effective date of the merger shall continue to represent one issued share of stock of the surviving corporation.

                  6. The Agreement of Merger herein made and entered into shall be submitted to the stockholders entitled to vote of the terminating corporation and of the surviving corporation for their adoption or rejection in the manner prescribed by the laws of the State of Ohio and by the General Corporation Law of the State of Delaware, as the case may be.

                  7. In the event that this Agreement of Merger shall have been adopted by the stockholders entitled to vote of the terminating corporation in accordance with the provisions of the laws of the State of Ohio and shall have been adopted by the stockholders entitled to vote of the surviving corporation in accordance with the provisions of the General Corporation Law of the State of Delaware, the terminating corporation and the surviving corporation agree that they will cause to be executed and filed and recorded any document or documents prescribed by the laws of the State of Ohio and by the laws of the state of Delaware, and that they will cause to be performed all necessary acts within the state of Ohio and within the state of Delaware and elsewhere to effectuate the merger.

                  8. The Board of Directors and the proper officers of the constituent corporations are hereby authorized, empowered and directed to do any and all acts and things, and to make, execute, deliver, file, and record any and all instruments, papers and documents which shall be or become necessary, proper or convenient to carry out or put into effect any of the provisions of this Agreement or of the merger herein provided for.

                  9. The location of the registered office of the surviving corporation in the State of Delaware, under the laws of which the surviving corporation exists, is as follows: c/o The Prentice-Hall Corporation System, Inc., 229 South State Street, Dover, County of Kent.

                  10. The surviving corporation hereby consents to be sued and served with process in the State of Ohio and hereby irrevocably appoints the Secretary of State of the State of Ohio as its agent to accept service of process in any proceeding in the State of Ohio to enforce against the surviving corporation any obligation of the terminating corporation, or to enforce the right of a dissenting shareholder, if any, of the terminating corporation.

                  11. The surviving corporation, desiring to be licensed to transact business as a foreign corporation in the State of Ohio upon the effective date of the merger herein provided for, does hereby apply for a license to transact such business therein and does hereby designate for such purpose the following as its statutory agent in the State of Ohio.

                  Name of Statutory Agent:     The Prentice-Hall Corporation
                                               System, Inc.

                  Address of Statutory Agent:  Union Commerce Building
                                               Cleveland, Ohio 44115

Signed and attested to on March 22, 1974.


                                         CRESCO MANUFACTURING COMPANY


                                         By: /s/ Gus G. Van Sant
                                             ---------------------------------
                                             Gus G. Van Sant, Vice President


Attest:


By: /s/ John S. Johnson
    --------------------------------------
    John S. Johnson, Secretary



                                         WARNACO MEN'S SPORTSWEAR INC.


                                         By: /s/ Gus G. Van Sant
                                             ---------------------------------
                                             Gus G. Van Sant, Vice President



Attest:


By: /s/ John S. Johnson
    --------------------------------------
    John S. Johnson, Assistant Secretary

                          PLAN AND AGREEMENT OF MERGER

                                       OF

                                THANE MILLS, LTD.
                            (a New York corporation)

                                      INTO

                          WARNACO MEN'S SPORTSWEAR INC.
                            (a Delaware corporation)


                  PLAN AND AGREEMENT OF MERGER made and entered into this 25th day of March, 1974, by and between Thane Mills, Ltd., (Thane), a corporation of the State of New York, and Warnaco Men's Sportswear Inc., (Warnaco), a corporation of the State of Delaware, as approved by a resolution adopted by the Board of Directors of each such corporation.

                  WHEREAS, Thane is a corporation of the State of New York with its principal office therein located at 135 West 50th Street, New York, New York County of New York, and is subject to the provisions of the New York Business Corporation Law; and

                  WHEREAS, the total number of shares of stock which Thane has authority to issue is 200, all of which are of one class and without par value, and 50 of which are issued and all of which are entitled to vote; and

                  WHEREAS, Warnaco is a corporation of the State of Delaware with its registered office therein located at 229 South State Street, Dover, Delaware, County of Kent; and

                  WHEREAS, the total number of shares of stock which Warnaco has authority to issue is 1,000, all of which are of one class and of a par value of one dollar, and all of which are issued and all of which are entitled to vote; and

                  WHEREAS, Thane and Warnaco and the respective Boards of Directors thereof deem it advisable and to the advantage, welfare and best interests of said corporations and their respective stockholders to merge Thane into Warnaco pursuant to the provisions of the Business Corporation Law of the State of New York and of the General Corporation Law of the State of Delaware upon the terms and conditions hereinafter set forth;

                  NOW, THEREFORE, in consideration of the premises and of the mutual agreement of the parties hereto, being thereunto duly approved and authorized by a resolution adopted by the Board of Directors of Thane in accordance with the provisions of the Business Corporation Law of the State of New York, and being thereunto duly approved by a resolution adopted by the Board of Directors of Warnaco, in accordance with the provisions of the General Corporation Law of the State of Delaware, the Plan and Agreement of Merger and the terms and conditions thereof and the mode of carrying the same into effect, together with any provisions required or permitted to be set forth therein, are hereby determined and agreed upon for submission to the stockholders of Thane and of Warnaco as required by the Business Corporation Law of the State of New York and by the General Corporation Law of the State of Delaware, as hereinafter in this Plan and Agreement set forth.

                  1. Thane, which is herein sometimes referred to as the "terminating corporation", is hereby merged into and with Warnaco, which shall be the continuing and resulting corporation and shall be governed by the laws of the State of Delaware, and which is hereinafter sometimes referred to as the "surviving corporation". The separate existence of Thane shall cease upon the effective date of the merger in accordance with the provisions of the Business Corporation Law of the State of New York.

                  2. The name under which the surviving corporation was formed is Bayard Corporation.

                  3. The certificate of incorporation of the surviving corporation shall be the certificate of incorporation of said surviving corporation until changed or amended as provided by the General Corporation Law of the State of Delaware. A copy of said certificate of incorporation is appended hereto as "Appendage A" and is hereby made a part of this agreement with the same force and effect as if herein set forth in full.

                  4. The present by-laws of the surviving corporation will be the by-laws of said surviving corporation and will continue in full force and effect until altered or amended as therein provided under the authority of the General Corporation Law of the State of Delaware.

                  5. The names of the first members of the Board of Directors and of the first officers of the surviving corporation, all of whom shall hold their directorships and offices until the election and qualification of their respective successors or until their tenure is otherwise terminated in accordance with the by-laws of the surviving corporation in effect from time to time, are as follows:

                            NAMES OF FIRST DIRECTORS

                                John W. Field
                                Cameron Clark, Jr.
                                Gus G. Van Sant
                                Donald C. Harshman
                                John S. Johnson

                       NAMES AND TITLES OF FIRST OFFICERS

                  Donald C. Harshman        President
                  Gus G. Van Sant           Vice President
                  Lloyd S. Schaper          Vice President
                  Lawrence S. Bloom         Vice President
                  Walter McNamara           Vice President
                  Frank Ayers               Vice President
                  Justin Brenner            Vice President
                  Richard C. Neeck          Vice President
                  Frank S. Corrado          Secretary & Treasurer
                  Frederick M. Robison      Assistant Treasurer
                  John S. Johnson           Assistant Secretary


                  6. The surviving corporation will not issue any of its shares of stock for the issued shares of stock of the terminating corporation inasmuch as the same corporation owns all of the issued and outstanding stock of both the terminating corporation and the surviving corporation. All of the issued shares of the terminating corporation shall, upon the effective date of the merger, be surrendered and extinguished. The shares of stock of the surviving corporation shall not be converted, but each said share which is issued as of the effective date of the merger shall continue to represent one issued share of stock of the surviving corporation.

                  7. The Plan and Agreement of Merger herein made and entered into shall be submitted to the stockholders entitled to vote of the terminating corporation and of the surviving corporation for their adoption or refection in the manner prescribed by the laws of the State of New York and by the General Corporation Law of the State of Delaware, as the case may be.

                  8. In the event that this Plan and Agreement of Merger shall have been adopted by the stockholders entitled to vote of the terminating corporation in accordance with the provisions of the laws of the State of New York and shall have been adopted by the stockholders entitled to vote of the surviving corporation in accordance with the provisions of the General Corporation Law of the State of Delaware, the terminating corporation and the surviving corporation agree that they will cause to be executed and filed and recorded by document or documents prescribed by the laws of the State of New York and by the laws of the State of Delaware, and that they will cause to be performed all necessary acts within the State of New York and within the State of Delaware and elsewhere to effectuate the merger.

                  9. The Board of Directors and the proper officers of the constituent corporations are hereby authorized, empowered and directed to do any and all acts and things, and to make, execute, deliver, file, and record any and all instruments, papers and documents which shall be or become necessary, proper or convenient to carry out or put into effect any of the provisions of this Agreement or of the merger herein provided for.

Signed and attested to on March 25, 1974.

                                        THANE MILLS, LTD.


                                        By: /s/ Gus G. Van Sant
                                            -----------------------------------
                                            Gus G. Van Sant, Vice President


Attest:


By: /s/ John S. Johnson
    --------------------------------------
    John S. Johnson, Secretary


                                        WARNACO MEN'S SPORTSWEAR INC.


                                        By: /s/ Gus G. Van Sant
                                            -----------------------------------
                                            Gus G. Van Sant, Vice President


Attest:


By: /s/ John S. Johnson
    --------------------------------------
    John S. Johnson, Secretary

                          CERTIFICATE OF INCORPORATION


                  FIRST:   The name of the corporation (hereafter called the
"Corporation") is

                          WARNACO MEN'S SPORTSWEAR INC.

                  SECOND: The registered office or place of business of the Corporation in the State of Delaware is to be located at 229 South State Street, City of Dover, County of Kent. The name and address of its registered agent in the State of Delaware is The Prentice-Hall Corporation System, Inc., 229 South State Street, Dover, Delaware.

                  THIRD:   The nature of the business of the corporation and the
objects or purposes to be transacted, promoted or carried on by it are as follows:

                  (a) To design, create, manufacture, contract for, buy, sell, import, export, distribute, job, and generally deal in and with, whether at wholesale or retail, and as principal, agent, broker, factor, commission merchant, licensor, licensee or otherwise, any and all kinds of shirts and wearing apparel for men, women and children and articles of any and all kinds, whether made from or with cotton, wool, silk, dacron, nylon, rayon or any other natural or synthetic material or materials, and, in connection therewith or independent thereof, to construct, establish and maintain, by any manner or means, factories, mills, buying offices distribution centers, specialty and other shops, stores, mail-order establishments, concessions and agencies, and any and all other departments, sites and locations necessary, convenient or useful in the furtherance of any business of the corporation.

                  (b) To operate, maintain, manage, license the use of, and generally deal in and with, whether as principal or agent or otherwise any and all department and specialty stores and shops in all their branches and to carry on all or any of the business of cloth, dress or clothing manufacturers, dry goods merchants, haberdashers, manufacturers, importers, exporters, wholesale and retail dealers of and in textile fabrics of all kinds, tailors, hatters, clothiers, furnishers, outfitters, glove and boot and shoe makers and dealers.

                  (c) To acquire by purchase or otherwise own, hold, lease, mortgage, sell, or otherwise dispose of, erect, construct, make, alter, enlarge, improve and to aid or subscribe toward the construction, acquisition or improvement of any factories, shops, storehouses, buildings and commercial and retail establishments of every character, including all equipment, fixtures, machinery, implements and supplies necessary, or incidental to, or connected with, any of the purposes or business of the corporation.

                  (d) To manufacture, purchase, or otherwise acquire, hold, own, sell, assign, transfer, lease, exchange, invest in, mortgage, pledge or otherwise encumber or dispose of and generally deal and trade in and with, in any part of the world, goods, wares, merchandise and property of every kind, nature and description.

                  (e) To apply for, register, acquire, hold, use, sell, exchange, assign, grant, lease or otherwise dispose of letters of patent, patent rights, copyrights, licenses and privileges, inventions, improvements, processes, formulae, trademarks and trade names relating to or useful in connection with any business of the corporation.

                  (f) To borrow money and to make and issue promissory notes, bills of exchange, bonds, debentures and other obligations and evidences of indebtedness for all kinds, whether secured by mortgage, pledge or otherwise or unsecured, for money borrowed, or in payment for property purchased or acquired, or for any other lawful object, without limit as to amount, but only as permitted by law to confer upon the holders of any bonds, debentures, notes or other obligations of the Corporation, secured or unsecured, the right to convert the same into classes of stock of any series of the Corporation, now or hereafter to be issued, upon such terms as shall be fixed by the Board of Directors subject to the provisions hereof.

                  (g) To have one or more offices, stations, studios, factories, plants, warehouses, shops and other like facilities in the State of Delaware, other states, the District of Columbia, the territories and possessions of the United States and in foreign countries at which to carry on all or any of its operations and business.

                  (h) To purchase, hold, own, lease, mortgage, pledge, sell, convey or otherwise acquire or dispose of real and personal property, rights, interests and franchises of every class, kind and description, including any or all shares of stock, bonds, debentures, notes, scrip or other obligations or evidences of indebtedness at any time owned by it, in any of the states, districts, possessions or colonies of the United States, and in any and all foreign countries, subject to all applicable laws.

                  (i) To acquire in whole or in part the good will, rights, property and assets of all kinds of, and any interest in, any person, firm, association or corporation, and to pay for the same in cash, stock, securities, bonds, debentures or other evidences of indebtedness of the corporation or otherwise.

                  (j) To purchase, hold, sell and transfer shares of its own capital stock; and to purchase, hold, sell, assign, transfer, mortgage, guarantee the payment of dividends on or the payment of principal of or interest on, pledge or otherwise dispose of shares of the capital stock of, or any bonds, securities or evidences of indebtedness created by, any other corporation of the State of Delaware or any other state, country, nation or government, and while the owner thereof to exercise all the rights, powers and privileges of ownership.

                  (k) To become surety for and to guarantee the carrying out or performance of contracts of every kind and character and to aid in any manner permitted by law any corporation or association, domestic or foreign, or any firm or individual, in which or in the welfare of which the corporation shall have any direct or indirect interest, and to do any acts designed to protect, preserve, improve or enhance the value of any property at any time held or controlled by the corporation, or in which it may be at any time directly or indirectly interested, and to promote or facilitate the organization and financing of subsidiary companies.

                  (l) To enter into all proper arrangements and agreements with any government or authority, supreme, municipal, local or otherwise, both foreign and domestic, that may be necessary or suitable for the business of the corporation; to obtain from any government or authority, rights, privileges, franchises or concessions suitable for the nature of the business and the objects or purposes hereinabove stated which the corporation may think desirable to obtain, and to carry out, exercise and comply with any such arrangements, agreements, rights, privileges, franchises or concessions.

                  (m) To execute and deliver general or special powers of attorney to individuals, corporations, companies, associations, trusts, partnerships or other organizations, as the Board of Directors shall determine.

                  (n) To carry out and do all or any of the above objects or purposes in any part of the world as principal, agent, contractor, commission merchant, consignee, factor or otherwise, and by or through agents, trustees, contractors, factors or otherwise, and to do all such other things as are incidental to or necessary for the nature of the business and the objects or purposes for which the corporation is formed.

                  (o) To do any and all things of the kind stated herein and to exercise any and all powers which may now or hereafter be lawful for the corporation to exercise under the laws of the State of Delaware or any other laws that may now or hereafter be applicable to the corporation.

                  The foregoing provisions of this Article THIRD shall be construed as objects, purposes and powers, and each as an independent object, purpose and power. The foregoing enumeration of specific objects, purposes and powers shall not be held to limit or restrict in any manner the objects, purposes and powers of the corporation, provided, however, that the corporation shall not carry on any business or exercise any power in any state, territory or country which under the laws thereof the corporation may not lawfully carry on or exercise.

                  FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), and the par value of each of such shares shall be One Dollar ($1.00). All such shares are of one class and are designated as Common Stock.

                  FIFTH:   The minimum amount of capital with which the
corporation will commence business is One Thousand Dollars ($1,000.00).

                  SIXTH:   The names and places of residence of each of the
incorporators are as follows:

                  NAME                     PLACE OF RESIDENCE

  Endicott P. Davison                      Benedict Hill Road,
                                           New Canaan, Connecticut

  Robert P. Adelman                        9 Sylvia Road,
                                           Old Bethpage, New York

  A. Edward Grashof                        188-02A 7l Crescent
                                           Fresh Meadows, Long Island

                  SEVENTH: The corporation is to have perpetual existence.

                  EIGHTH: The private property of the stockholders of the corporation shall not be subject to the payment of corporate debts to any extent whatever.

                  NINTH:   For the management of the business and for the
conduct of the affairs of the corporation, and in further definition of the powers of the corporation, its directors and its stockholders, but not in limitation of the powers conferred by the laws of the State of Delaware, it is further provided:

                  1. The number of directors of the corporation shall be as specified in the By-Laws of the corporation. The election of directors need not be by ballot. Directors need not be stockholders.

                  2.       The Board of Directors is authorized and empowered:

                           (a) To make, alter, amend, or repeal the By-Laws of the corporation.

                           (b) Without the assent or vote of the stockholders, to authorize and issue obligations of the corporation, secured or unsecured, to include therein such provisions as to redeemability, convertibility or otherwise, as the Board of Directors, in its sole discretion, may determine, and to authorize the mortgaging or pledging, as security therefor, of any property of the corporation, real or personal, including after-acquired property.

                           (c) To fix the times for the declaration and payment of dividends; to set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish such reserves; and to make and determine the use and disposition of any surplus (whether capital, earned or other surplus) or net profits over and above the capital of the Corporation, and in its discretion, the Board of Directors may use and apply any such surplus or net profits in purchasing or acquiring shares of its own stock to such extent and in such manner and upon such terms as the Board of Directors shall deem expedient. The shares of such stock so purchased or acquired may be resold, except as otherwise provided by law.

                  3. The Corporation, by resolution or resolutions of its Board of Directors, shall have power to create and issue, whether or not in connection with the issue and sale of any shares of stock or any other securities of the Corporation, rights or options entitling the holders thereof to purchase from the Corporation any shares of its capital stock of any class or classes or any other securities of the Corporation, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the Board of Directors. The terms upon which, the time or times, which may be limited or unlimited in duration, at or within which, and the price or prices at which any such rights or options may be issued and any such shares or other securities may be purchased from the Corporation upon the exercise of any such right or option shall be such as shall be fixed and stated in the resolution or resolutions of the Board of Directors providing for the creation and issue of such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive. The price or prices to be received for shares of stock of the Corporation to be issued upon the exercise of such rights or options shall be not less than the minimum amount prescribed by law.

                  4. The Corporation shall not be required to issue certificates representing any fraction or fractions of a share of stock of any class, but may issue in lieu thereof one or more non-dividend bearing and non-voting scrip certificates in such form or forms as shall be approved by the Board of Directors, each representing a fractional interest in respect of one share of stock. Such scrip certificates upon presentation together with similar scrip certificates representing in the aggregate an interest in respect of one or more full shares of stock shall entitle the holders thereof to receive one or more full shares of stock of the class and series, if any, specified in such scrip certificates. Such scrip certificates may contain such terms and conditions as shall be fixed by the Board of Directors, and may become void and of no effect after a period to be determined by the Board of Directors and to be specified in such scrip certificates.

                  5. In addition to the powers and authorities hereinbefore or by statute expressly conferred upon it, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the laws of the State of Delaware, of the Certificate of Incorporation and of the By-Laws of the corporation.

                  6. Any director or any officer elected or appointed by the stockholders or by the Board of Directors may be removed at any time in such manner as shall be provided in the By-Laws of the corporation.

                  TENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this corporation under the provisions of
         Section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

                  ELEVENTH: Any person made a party to any action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the corporation, or of any corporation which he served as such at the request of the corporation, shall be indemnified by the corporation against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer, director or employee is liable for negligence or misconduct in the performance of his duties. Such right of indemnification shall not be deemed exclusive of any other rights to which such director, officer or employee may be entitled.

                  TWELFTH: No holder or any stock of the corporation shall be entitled as of right to purchase or subscribe for any part of any stock of the corporation authorized by this Certificate of Incorporation or of any additional stock of any class to be issued by reason of any increase in the authorized stock of the corporation, or of any bonds, certificates of indebtedness, debentures, options or other securities convertible into or evidencing the right to purchase stock of the corporation, but any stock authorized by this Certificate of Incorporation, or any such additional stock or securities convertible into or evidencing the right to purchase stock, may be issued and disposed of by the Board of Directors to such persons, firms, corporations or associations, for such consideration, upon such terms and in such manner as the Board of Directors may in its discretion determine, without offering any thereof on the same terms or on any terms to the stockholders then of record or to any class of stockholders.

                  THIRTEENTH: The corporation reserves the right to amend, alter or repeal any provision contained is this Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights and powers conferred upon the directors and stockholders of the corporation by this Certificate of Incorporation are granted subject to the provisions of this reservation.

                  IN WITNESS WHEREOF, we the undersigned, being all of the incorporators hereinabove named, do hereby further certify that the facts hereinabove stated are truly set forth and accordingly have hereunto set our respective hands and seals this 9th day of November, 1960.


                                         /s/ Endicott P. Davison (L.S.)
                                         ----------------------------------
                                         Endicott P. Davison (L.S.)


                                         /s/ Robert P. Adelman (L.S.)
                                         ----------------------------------
                                         Robert P. Adelman (L.S.)


                                         /s/ A. Edward Grashof (L.S.)
                                         ----------------------------------
                                         A. Edward Grashof (L.S.)

                                                                Exhibit T3A-50

                           CERTIFICATE OF AMENDMENT

                                      OF

                         WARNACO MEN'S SPORTSWEAR INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Warnaco Men's Sportswear Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Fourteenth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February ___ 2003; provided, however, that this Article Fourteenth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-51


                         CERTIFICATE OF INCORPORATION

                                      OF

                           WARNACO PUERTO RICO, INC.

                  FIRST: The name of the Corporation is Warnaco Puerto Rico, Inc. (hereinafter the "Corporation").

                  SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is Corporation Service Company.

                  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

                  FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each having a par value of one penny ($.01).

                  FIFTH: The name and mailing address of the Sole Incorporator is as follows:

                             Sharon A. Michalewicz
                            c/o Warnaco U.S., Inc.
                           470 Wheeler's Farms Road
                               Milford, CT 06440

                  SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

                  (1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

                  (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                  (3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

                  (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
         (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                  (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

                  SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

                  EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 13th day of June, 2000.


                                               /s/ Sharon A. Michalewicz
                                               --------------------------
                                               Sharon A. Michalewicz
                                               Sole Incorporator

                                                                Exhibit T3A-52


                           CERTIFICATE OF AMENDMENT

                                      OF

                           WARNACO PUERTO RICO, INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Warnaco Puerto Rico, Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-53

                         CERTIFICATE OF INCORPORATION

                                      OF

                             WARNACO SOURCING INC.

         FIRST:  The name of the Corporation is Warnaco Sourcing Inc.

         SECOND. The address of its registered office in the State of Delaware is 229 South State Street in the City of Dover, County of Kent. The name of its registered agent at such address is THE PRENTICE-HALL CORPORATION SYSTEM, INC.

         THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage directly or indirectly, as principal or agent, in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware, including without limitation, to manufacture, buy, import, export and sell goods and merchandise, including wearing apparel, accessories and related consumer products and generally to deal in goods, merchandise and services of every kind necessary or incidental to the manufacture and sale of apparel, accessories and related consumer products.

         FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) and the par value of each of such shares shall be One Dollar ($1.00). All such shares are of one class and are designated as Common Stock.

         FIFTH: The name and mailing address of the incorporator is as follows:

         Name                               Address

         David R. Tobin                     350 Lafayette Street
                                            Bridgeport, Connecticut 06601

         SIXTH: The private property of the stockholders of the Corporation shall not be subject to the payment of corporate debts to any extent whatsoever.

         SEVENTH: In the furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

         To make, alter or repeal the By-Laws of the Corporation.

         To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

         To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

         To determine whether and to what extent, at what time and place, under what conditions and regulations, the accounts and books of the Corporation or any of them, shall be open to the inspection of any stockholder: and no stockholder shall have any right to inspect any account or book or document of the Corporation except as conferred by statute or the By-Laws of the Corporation or as authorized by resolution of the stockholders or Board of Directors.

         To authorize the payment of compensation to the directors for services to the Corporation including fees and expenses for attendance at meetings of the Board of Directors, the Executive Committee and other committees and/or salaries for serving as such directors or committee members, and to determine the amount of such compensation.

         EIGHTH: Except as may otherwise be provided by applicable law, no contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable for this reason, or because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or because his or their votes are counted for such purpose.

         NINTH: Except as may otherwise be provided by applicable law, any contract, transaction or act of the Corporation or of the Board of Directors which shall be ratified by a majority of a quorum of the stockholders entitled to vote at any annual meeting or at any special meeting called for that purpose shall be valid and binding as though ratified by every stockholder of the Corporation: provided, however, that any failure of the stockholders to approve or ratify such contract, transaction or act when and if submitted, shall not be deemed in any way to invalidate the same or to deprive the Corporation, its Directors or Officers of their rights to proceed with such contract, transaction or act.

         TENTH: No person shall be liable to the Corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as a director or officer of the Corporation if such person (i) exercised or used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs, or (ii) took, or omitted to take, such action in reliance of good faith upon advice of counsel for the Corporation, or upon the books of account or reports made to the Corporation, by any of its officials, or by an independent certified public accountant or accountants, or by an appraiser selected with reasonable care by the Board of Directors or by any committee designated by the Board of Directors or in reliance in good faith upon any other records of the Corporation.

         ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the Court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

         TWELFTH: Whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, by any provision of the statutes, the meeting and vote of stockholders may be dispensed with if the holders of stock having the percentage of the total vote required by the statute for the proposed corporate action consent in writing to the taking of such action without a meeting, and if the statute contains no voting requirement for such action, the meeting and vote of stockholders may be dispensed with if the holders of a majority of the stock having voting power consent in writing to the taking of such action without a meeting; provided that prompt notice must be given to all stockholders of the taking of corporate action without a meeting and by less than unanimous written consent.

         THIRTEENTH: Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

         FOURTEENTH: To the full extent permitted by law, the Corporation shall indemnify any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other. enterprise, against liabilities, damages, expenses (including attorneys' fees), judgments, claims, fines and amounts paid in settlement asserted against or incurred by him by reason of any act taken or omitted to be taken by him (irrespective of whether such action was taken or omitted to be taken in accordance with the provision of Article Tenth hereof), in any such capacity, or arising out of his status as such director, officer, employee or agent. Such indemnification shall also inure to the benefit of the heirs and legal representatives of any such person and shall not be deemed exclusive of any rights to indemnification to which any such person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

         FIFTEENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

         SIXTEENTH: The Corporation is to have perpetual existence.

         I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly I have hereunto set my hand this 28th day of February, 1986.

                                            /s/ David R. Tobin
                                            ------------------------------
                                            David R. Tobin


STATE OF CONNECTICUT       )
                           ) SS:
COUNTY OF FAIRFIELD        )

         BE IT REMEMBERED THAT on this 28th day of February 1986 personally came before me, a Notary Public for the State of Connecticut, David R. Tobin, being the sole party to the foregoing Certificate of Incorporation, known to me personally to be such, and he acknowledged the said Certificate to be his act and deed and that the facts stated therein are true.
         GIVEN under my hand and seal of office the day and year aforesaid.

                                                     /s/ Shirley M. Dartin
                                                     -----------------------
                                                     Notary Public
                                                     Shirley M. Dartin

                                                               Exhibit T3A-54


                           CERTIFICATE OF AMENDMENT

                                      OF

                             WARNACO SOURCING INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Warnaco Sourcing Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Seventeenth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Seventeenth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                                     Stanley P. Silverstein
                                                     President and Secretary

                                                                Exhibit T3A-55


                         CERTIFICATE OF INCORPORATION

                                      OF

                                   ML, INC.


                  FIRST: The name of the Corporation is ML, Inc. (hereinafter the "Corporation").

                  SECOND: The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Prentice-Hall Corporation System, Inc.

                  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

                  FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each having a par value of one penny ($ . 01) .

                  FIFTH: The name and mailing address of the Sole Incorporator is as follows:

                           Mary E. Keogh
                           P.O. Box 636
                           Wilmington, DE 19899

                  SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

                  (1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

                  (2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

                  (3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

                  (4) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
         (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article SIXTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

                  (5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

                  SEVENTH: Meetings of stockholders may be held within or without the Sate of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

                  EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                  I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the GCL, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 22nd day of November, 1996.


                                           /s/ Mary E. Keogh
                                           -----------------------------------
                                           Mary E. Keogh
                                           Sole Incorporator

           CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

                                      OF

                                   ML, INC.

It is hereby certified that:

                  1. The name of the corporation (hereinafter called the "corporation") is ML, INC.

                  2. The certificate of incorporation of the corporation is hereby amended by striking out Article FIRST thereof and by substituting in lieu of said Article the following new Article:

                  "FIRST: The name of the corporation (hereinafter called the "corporation") is WARNACO U.S., INC."

                  3. The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed on February 26, 1999


                                               /s/ Stanley Silverstein
                                               ------------------------
                                               Stanley Silverstein, Secretary

                                                                Exhibit T3A-56


                           CERTIFICATE OF AMENDMENT

                                      OF

                              WARNACO U.S., INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Warnaco U.S., Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

               FIRST: That a new Article Ninth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Ninth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

               SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                                     ______________________
                                               Stanley P. Silverstein
                                               President and Secretary

                                                                Exhibit T3A-57


                         CERTIFICATE OF INCORPORATION

                                      OF

                          WARNER'S DE COSTA RICA INC.

         FIRST. The name of the Corporation is Warner's de Costa Rica Inc.

         SECOND. The address of its registered office in the State of Delaware is No. 229 South State Street in the City of Dover, County of Kent. The name of its registered agent at such address is The Prentice-Hall Corporation System, Inc.

         THIRD. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage directly or indirectly, as principal or agent, in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware, including without limitation, to buy, manufacture and sell wearing apparel, and generally to deal in goods, merchandise and services of every kind necessary or incidental to apparel manufacturing.

         FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) and the par value of each of such shares shall be One Dollar ($1.00). All such shares are of one Class and are designated as Common Stock.

         FIFTH. The name and mailing address of the incorporator is as follows:

Name                               Address
John S. Johnson                    350 Lafayette Street
                                   Bridgeport, Connecticut 06602

         SIXTH. The private property of the stockholders of the Corporation shall not be subject to the payment of corporate debts to any extent whatsoever.

         SEVENTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

         To make, alter or repeal the By-Laws of the Corporation.

         To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

         To set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

         To determine whether and to what extent, at what time and place, and under what conditions and regulations, the accounts and books of the Corporation or any of them, shall be open to the inspection of any stockholder; and no stockholder shall have any right to inspect any account or book or document of the Corporation except as a conferred by statute or the By-Laws of the Corporation or as authorized by resolution of the stockholders or Board of Directors.

         To authorize the payment of compensation to the directors for services to the Corporation including fees and expenses for attendance at meetings of the Board of Directors, the Executive Committee and other committees and/or salaries for serving as such directors or committee members, and to determine the amount of such compensation.

         EIGHTH. Except as may otherwise be provided by applicable law, no contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable for this reason, or because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or because his or their votes are counted for such purpose.

         NINTH. Except as may otherwise be provided by applicable law, any contract, transaction or act of the Corporation or of the Board of Directors which shall be ratified by a majority of a quorum of the stockholders a entitled to vote at any annual meeting or at any special meeting called for that purpose shall be valid and binding as though ratified by every stockholder of the Corporation; provided, however, that any failure of the stockholders to approve or ratify such contract, transaction or act when and if submitted, shall not be deemed in any way to invalidate the same or to deprive the Corporation, its Directors or Officers of their rights to proceed with such contract, transaction or act.

         TENTH. No person shall be liable to the Corporation for any loss or damage suffered by it on account of any action taken or omitted to be taken by him as a director or officer of the Corporation if such person (i) exercised or used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs, or (ii) took, or omitted to take, such action in reliance in good faith upon advice of counsel for the Corporation, or upon the books of account or reports made to the Corporation, by any of its officials, or by an independent certified public accountant or accountants, or by an appraiser selected with reasonable care by the Board of Directors or by any committee designated by the Board of Directors or in reliance in good faith upon any other records of the Corporation.

         ELEVENTH. Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitably jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the Court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

         TWELFTH. Whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, by any provision of the statutes, the meeting and vote of stockholders may be dispensed with if the holders of stock having the percentage of the total vote required by the statute for the proposed corporate action consent in writing to the taking of such action without a meeting, and if the statute contains no voting requirement for such action, the meeting and vote of stockholders may be dispensed with if the holders of a majority of the stock having voting power consent in writing to the taking of such action without a meeting; provided that prompt notice must be given to all stockholders of the taking of corporate action without a meeting and by less than unanimous written consent.

         THIRTEENTH. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

         FOURTEENTH. To the full extent permitted by law, the Corporation shall indemnify any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liabilities, damages, expenses (including attorneys' fees), judgments, claims, fines and amounts paid in settlement asserted against or incurred by him by reason of any act taken or omitted to be taken by him (irrespective of whether such action was taken or omitted to be taken in accordance with the provisions of Article Tenth hereof, in any such capacity, or arising out of his status as such director, officer, employee or agent. Such indemnification shall also inure to the benefit of the heirs and legal representatives of any such person and shall not be deemed exclusive of any rights to indemnification to which any such person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

         FIFTEENTH. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter proscribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

         SIXTEENTH. The Corporation is to have perpetual existence.

         I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly I have hereunto set my hand this 5th day of January, 1976.

                                                     /s/ John S. Johnson
                                                     -------------------
                                                     John S. Johnson


STATE OF CONNECTICUT                    )
                                        )   SS.:
COUNTY OF FAIRFIELD                     )


         BE IT REMEMBERED THAT on this 5th day of January, 1976, personally came before me, a Notary Public for the State of Connecticut, John S. Johnson on being the sole party to the foregoing Certificate of Incorporation, known to ma personally to be such, and he acknowledged the said Certificate to be his act and deed and that the facts stated therein are true.

         GIVEN under my hand and seal of office the day and year aforesaid.

                                         [Notary acknowledgement]
                                         Notary Public

                                         My Commission Expires April 1, 1979.

                             CERTIFICATE OF MERGER

                                      OF

                          WARNACO DE COSTA RICA INC.

                                     INTO

                          WARNER'S DE COSTA RICA INC.

         Warner's de Costa Rica, Inc., organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

         DOES HEREBY CERTIFY:

         FIRST: That the name and state of incorporation of each of the constituent corporations of the merger is as follows:

         Name                                        State of Incorporation

Warnaco de Costa Rica Inc.                                    Delaware
Warner's de Costa Rica Inc.                                   Delaware

         SECOND: That an agreement and plan of merger between the parties to the merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of subsection (c) of Section 251 of the General Corporation Law of the State of Delaware.

         THIRD: That the name of the surviving corporation of the merger is Warner's de Costa Rica Inc.

         FOURTH: That the certificate of incorporation of Warner's de Costa Rica, a Delaware corporation, the surviving corporation, shall be the certificate of incorporation of the surviving corporation.

         FIFTH: That the executed agreement and plan of merger is on file at the principal place of business of Warner's de Costa Rica Inc. at Bridgeport, Connecticut.

         SIXTH: That a copy of the agreement and plan of merger will be furnished by the surviving corporation, on request and without cost to any stockholder of any constituent corporation.

                  IN WITNESS WHEREOF, Warner's de Costa Rica Inc. has caused this certificate to be signed by Steven Nelson, its Vice President, and Stanley P. Silverstein, its Secretary, on the 30th day of December, 1988.

                         WARNER'S DE COSTA RICA, INC.



                             By: /s/ Steven Nelson
                                 ---------------------
                                 Steven Nelson
                                 Vice President


ATTEST:


By /s/ Stanley P. Silverstein
   ----------------------------
       Stanley P. Silverstein
       Secretary

                                                               Exhibit T3A-58


                           CERTIFICATE OF AMENDMENT

                                      OF

                          WARNER'S DE COSTA RICA INC.

          __________________________________________________________

                Pursuant to Section 242 and 303 of the General
                   Corporation Law of the State of Delaware
          __________________________________________________________

         The undersigned, Stanley P. Silverstein, certifies that he is the President and Secretary of Warner's De Costa Rica Inc., (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, and does hereby further certify as follows:

                FIRST: That a new Article Seventeenth is hereby added to the Certificate of Incorporation to read in its entirety as follows:

         "The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code (the "Bankruptcy Code") as in effect on February __ 2003; provided, however, that this Article Seventeenth: (a) will have no further force and effect beyond that required under Section 1123(a)(6) of the Bankruptcy Code; (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (c) in all events may be amended or eliminated in accordance with applicable law as from time to time in effect."

                SECOND: That the amendment was duly adopted in accordance with the provisions of Section 242 and 303 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, I have signed this certificate this __ day of February, 2003.

                                              ______________________
                                              Stanley P. Silverstein
                                              President and Secretary

                                                                  Exhibit T3B-2A


================================================================================



                                     BY-LAWS

                                       OF

                             THE WARNACO GROUP, INC.



================================================================================

                                TABLE OF CONTENTS

SECTION                                                                     PAGE

                               ARTICLE I OFFICES

SECTION 1.01. Registered Office................................................1
SECTION 1.02. Other Offices....................................................1

                      ARTICLE II MEETINGS OF STOCKHOLDERS

SECTION 2.01. Annual Meetings..................................................1
SECTION 2.02. Special Meetings.................................................1
SECTION 2.03. Notice of Meetings...............................................2
SECTION 2.04. Waiver of Notice.................................................2
SECTION 2.05. Adjournments.....................................................2
SECTION 2.06. Quorum...........................................................2
SECTION 2.07. Voting...........................................................3
SECTION 2.08. Proxies..........................................................3
SECTION 2.09. Stockholders' Consent in Lieu of Meeting.........................3

                         ARTICLE III BOARD OF DIRECTORS

SECTION 3.01. General Powers...................................................3
SECTION 3.02. Number and Term of Office........................................3
SECTION 3.03. Resignation......................................................4
SECTION 3.04. Removal..........................................................4
SECTION 3.05. Vacancies........................................................4
SECTION 3.06. Meetings.........................................................4
SECTION 3.07. Committees of the Board..........................................5
SECTION 3.08. Directors' Consent in Lieu of Meeting............................6
SECTION 3.09. Action by Means of Telephone or Similar
              Communications Equipment.........................................6
SECTION 3.10. Compensation.....................................................6
SECTION 3.11. Interested Directors.............................................7

                              ARTICLE IV OFFICERS

SECTION 4.01. Officers.........................................................7
SECTION 4.02. Authority and Duties.............................................7
SECTION 4.03. Term of Office, Resignation and Removal..........................7
SECTION 4.04. Vacancies........................................................8
SECTION 4.05. The Chairman.....................................................8
SECTION 4.06. The President....................................................8
SECTION 4.07. Vice Presidents..................................................8
SECTION 4.08. The Secretary....................................................8
SECTION 4.09. Assistant Secretaries............................................9
SECTION 4.10. The Treasurer....................................................9
SECTION 4.11. Assistant Treasurers.............................................9

                    ARTICLE V SHARES AND TRANSFERS OF SHARES

SECTION 5.01. Certificates Evidencing Shares...................................9
SECTION 5.02. Stock Ledger....................................................10
SECTION 5.03. Transfers of Shares.............................................10
SECTION 5.04. Addresses of Stockholders.......................................10
SECTION 5.05. Lost, Destroyed and Mutilated Certificates......................10
SECTION 5.06. Regulations.....................................................10
SECTION 5.07. Fixing Date for Determination of Stockholders of Record.........11

                                ARTICLE VI SEAL

SECTION 6.01. Seal............................................................11

                            ARTICLE VII FISCAL YEAR

SECTION 7.01. Fiscal Year.....................................................11

                            ARTICLE VIII AMENDMENTS

SECTION 8.01. Amendments......................................................11

                                     BY-LAWS

                                       OF

                             THE WARNACO GROUP, INC.



                                   ARTICLE I

                                    OFFICES

                  SECTION 1.01. Registered Office. The registered office of The Warnaco Group, Inc. (the "Corporation") in the State of Delaware shall be 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of its registered agent at such address is United States Corporation Company.

                  SECTION 1.02. Other Offices. The Corporation may also have an office or offices at any other place or places within or without the State of Delaware as the Board of Directors of the Corporation (the "Board") may from time to time determine or the business of the Corporation may from time to time require.


                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

                  SECTION 2.01. Annual Meetings. The annual meeting of stockholders of the Corporation for the election of directors of the Corporation ("Directors"), and for the transaction of such other business as may properly come before such meeting, shall be held at such place, date and time as shall be fixed by the Board and designated in the notice or waiver of notice of such annual meeting; provided, however, that no annual meeting of stockholders need be held if all actions, including the election of Directors, required by the General Corporation Law of the State of Delaware (the "General Corporation Law") to be taken at such annual meeting are taken by written consent in lieu of meeting pursuant to Section 2.09 hereof.

                  SECTION 2.02. Special Meetings. Special meetings of stockholders for any purpose or purposes may be called by the Board or the Chairman of the Board, the President or the Secretary of the Corporation or by the recordholders of at least 15% of the shares of common stock of the Corporation issued and outstanding ("Shares") and entitled to vote thereat, to be held at such place, date and time as shall be designated in the notice or waiver of notice thereof.

                  SECTION 2.03. Notice of Meetings. (a) Except as otherwise provided by law, written notice of each annual or special meeting of stockholders stating the place, date and time of such meeting and, in the case of a special meeting, the purpose or purposes for which such meeting is to be held, shall be given personally or by first-class mail (airmail in the case of international communications) to each recordholder of Shares (a "Stockholder") entitled to vote thereat, not less than 10 nor more than 60 days before the date of such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder's address as it appears on the records of the Corporation. If, prior to the time of mailing, the Secretary of the Corporation (the "Secretary") shall have received from any Stockholder a written request that notices intended for such Stockholder are to be mailed to some address other than the address that appears on the records of the Corporation, notices intended for such Stockholder shall be mailed to the address designated in such request.

                  (b) Notice of a special meeting of Stockholders may be given by the person or persons calling the meeting, or, upon the written request of such person or persons, such notice shall be given by the Secretary on behalf of such person or persons. If the person or persons calling a special meeting of Stockholders give notice thereof, such person or persons shall deliver a copy of such notice to the Secretary. Each request to the Secretary for the giving of notice of a special meeting of Stockholders shall state the purpose or purposes of such meeting.

                  SECTION 2.04. Waiver of Notice. Notice of any annual or special meeting of Stockholders need not be given to any Stockholder who files a written waiver of notice with the Secretary, signed by the person entitled to notice, whether before or after such meeting. Neither the business to be transacted at, nor the purpose of, any meeting of Stockholders need be specified in any written waiver of notice thereof. Attendance of a Stockholder at a meeting, in person or by proxy, shall constitute a waiver of notice of such meeting, except when such Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the grounds that the notice of such meeting was inadequate or improperly given.

                  SECTION 2.05. Adjournments. Whenever a meeting of Stockholders, annual or special, is adjourned to another date, time or place, notice need not be given of the adjourned meeting if the date, time and place thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder entitled to vote thereat. At the adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

                  SECTION 2.06. Quorum. Except as otherwise provided by law or the Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), the recordholders of a majority of the Shares entitled to vote thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of Stockholders, whether annual or special. If, however, such quorum shall not be present in person or by proxy at any meeting of Stockholders, the Stockholders entitled to vote thereat may adjourn the meeting from time to time in accordance with Section 2.05 hereof until a quorum shall be present in person or by proxy.

                  SECTION 2.07. Voting. Unless otherwise provided in the Certificate of Incorporation, each Stockholder shall be entitled to one vote for each Share held of record by such Stockholder. Except as otherwise provided by law or the Certificate of Incorporation, when a quorum is present at any meeting of Stockholders, the vote of the recordholders of a majority of the Shares constituting such quorum shall decide any question brought before such meeting.

                  SECTION 2.08. Proxies. Each Stockholder entitled to vote at a meeting of Stockholders or to express, in writing, consent to or dissent from any action of Stockholders without a meeting may authorize another person or persons to act for such Stockholder by proxy. Such proxy shall be filed with the Secretary before such meeting of Stockholders or such action of Stockholders without a meeting, at such time as the Board may require. No proxy shall be voted or acted upon more than three years from its date, unless the proxy provides for a longer period.

                  SECTION 2.09. Stockholders' Consent in Lieu of Meeting. Any action required by the General Corporation Law to be taken at any annual or special meeting of Stockholders, and any action which may be taken at any annual or special meeting of Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the recordholders of Shares having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which the recordholders of all Shares entitled to vote thereon were present and voted.

                                  ARTICLE III

                               BOARD OF DIRECTORS

                  SECTION 3.01. General Powers. The business and affairs of the Corporation shall be managed by the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation or these By-laws directed or required to be exercised or done by Stockholders.

                  SECTION 3.02. Number and Term of Office. The number of Directors shall be not less than 5 or more than 12, which number may be fixed or changed from time to time, within the minimum and maximum, by the Board of Directors. Directors shall be elected at the annual meeting of Stockholders or, if, in accordance with Section 2.01 hereof, no such annual meeting is held, by written consent in lieu of meeting pursuant to Section 2.09 hereof, and each Director shall hold office until his successor is elected and qualified, or until his earlier death or resignation or removal in the manner hereinafter provided.

                  SECTION 3.03. Resignation. Any Director may resign at any time by giving written notice to the Board, the Chairman of the Board of the Corporation (the "Chairman") or the Secretary. Such resignation shall take effect at the time specified in such notice or, if the time be not specified, upon receipt thereof by the Board, the Chairman or the Secretary, as the case may be. Unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective.

                  SECTION 3.04. Removal. Any or all of the Directors may be removed, with or without cause, at any time by vote of the recordholders of a majority of the Shares then entitled to vote at an election of Directors, or by written consent of the recordholders of Shares pursuant to Section 2.09 hereof.

                  SECTION 3.05. Vacancies. Vacancies occurring on the Board as a result of the removal of Directors without cause may be filled only by vote of the recordholders of a majority of the Shares then entitled to vote at an election of Directors, or by written consent of such recordholders pursuant to
Section 2.09 hereof. Vacancies occurring on the Board for any other reason, including, without limitation, vacancies occurring as a result of the creation of new directorships that increase the number of Directors, may be filled by such vote or written consent or by vote of the Board or by written consent of the Directors pursuant to Section 3.08 hereof. If the number of Directors then in office is less than a quorum, such other vacancies may be filled by vote of a majority of the Directors then in office or by written consent of all such Directors pursuant to Section 3.08 hereof. Unless earlier removed pursuant to
Section 3.04 hereof, each Director chosen in accordance with this Section 3.05 shall hold office until the next annual election of Directors by the Stockholders and until his successor shall be elected and qualified.

                  SECTION 3.06. Meetings. (a) Annual Meetings. As soon as practicable after each annual election of Directors by the Stockholders, the Board shall meet for the purpose of organization and the transaction of other business, unless it shall have transacted all such business by written consent pursuant to Section 3.08 hereof.

                 (b) Other Meetings. Other meetings of the Board shall be held at such times as the Chairman, the President of the Corporation (the "President"), the Secretary or a majority of the Board shall from time to time determine.

                 (c) Notice of Meetings. The Secretary shall give written notice to each Director of each meeting of the Board, which notice shall state the place, date, time and purpose of such meeting. Notice of each such meeting shall be given to each Director, if by mail, addressed to him at his residence or usual place of business, at least two days before the day on which such meeting is to be held, or shall be sent to him at such place by telecopy, telegraph, cable, or other form of recorded communication, or be delivered personally or by telephone not later than the day before the day on which such meeting is to be held. A written waiver of notice, signed by the Director entitled to notice, whether before or after the time of the meeting referred to in such waiver, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of any meeting of the Board need be specified in any written waiver of notice thereof. Attendance of a Director at a meeting of the Board shall constitute a waiver of notice of such meeting, except as provided by law.

                 (d) Place of Meetings. The Board may hold its meetings at such place or places within or without the State of Delaware as the Board or the Chairman may from time to time determine, or as shall be designated in the respective notices or waivers of notice of such meetings.

                 (e) Quorum and Manner of Acting. A majority of the total number of Directors then in office (but in no event less than two if the total number of directorships, including vacancies, is greater than one and in no event a number less than a majority of the total number of directorships, including vacancies) shall be present in person at any meeting of the Board in order to constitute a quorum for the transaction of business at such meeting, and the vote of a majority of those Directors present at any such meeting at which a quorum is present shall be necessary for the passage of any resolution or act of the Board, except as otherwise expressly required by law, the Certificate of Incorporation or these By-laws. In the absence of a quorum for any such meeting, a majority of the Directors present thereat may adjourn such meeting from time to time until a quorum shall be present.

                 (f) Organization. At each meeting of the Board, one of the following shall act as chairman of the meeting and preside, in the following order of precedence:

                           (i)    the Chairman;

                           (ii)   the President;

                           (iii) any Director chosen by a majority of the Directors present.

The Secretary or, in the case of his absence, any person (who shall be an Assistant Secretary, if an Assistant Secretary is present) whom the chairman of the meeting shall appoint shall act as secretary of such meeting and keep the minutes thereof.

                  SECTION 3.07. Committees of the Board. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more Directors. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another Director to act at the meeting in the place of any such absent or disqualified member. Any committee of the Board, to the extent provided in the resolution of the Board designating such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that no such committee shall have such power or authority in reference to amending the Certificate of Incorporation (except that such a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board as provided in Section 151(a) of the General Corporation Law, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation under
Section 251 or 252 of the General Corporation Law, recommending to the Stockholders the sale, lease or exchange of all or substantially all the Corporation's property and assets, recommending to the Stockholders a dissolution of the Corporation or the revocation of a dissolution, or amending these By-laws; provided further, however, that, unless expressly so provided in the resolution of the Board designating such committee, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of the General Corporation Law. Each committee of the Board shall keep regular minutes of its proceedings and report the same to the Board when so requested by the Board.

                  SECTION 3.08. Directors' Consent in Lieu of Meeting. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by all the members of the Board or such committee and such consent is filed with the minutes of the proceedings of the Board or such committee.

                  SECTION 3.09. Action by Means of Telephone or Similar Communications Equipment. Any one or more members of the Board, or of any committee thereof, may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

                  SECTION 3.10. Compensation. Unless otherwise restricted by the Certificate of Incorporation, the Board may determine the compensation of Directors. In addition, as determined by the Board, Directors may be reimbursed by the Corporation for their expenses, if any, in the performance of their duties as Directors. No such compensation or reimbursement shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

                  SECTION 3.11. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose if (a) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (b) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee that authorizes the contract or transaction.


                                   ARTICLE IV

                                    OFFICERS

                  SECTION 4.01. Officers. The officers of the Corporation shall be the Chairman, the President, the Secretary and a Treasurer and may include one or more Vice Presidents and one or more Assistant Secretaries and one or more Assistant Treasurers. Any two or more offices may be held by the same person.

                  SECTION 4.02. Authority and Duties. All officers shall have such authority and perform such duties in the management of the Corporation as may be provided in these By-laws or, to the extent not so provided, by resolution of the Board.

                  SECTION 4.03. Term of Office, Resignation and Removal. (a) Each officer shall be appointed by the Board and shall hold office for such term as may be determined by the Board. Each officer shall hold office until his successor has been appointed and qualified or his earlier death or resignation or removal in the manner hereinafter provided. The Board may require any officer to give security for the faithful performance of his duties.

                 (b) Any officer may resign at any time by giving written notice to the Board, the Chairman, the President or the Secretary. Such resignation shall take effect at the time specified in such notice or, if the time be not specified, upon receipt thereof by the Board, the Chairman, the President or the Secretary, as the case may be. Unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective.

                 (c) All officers and agents appointed by the Board shall be subject to removal, with or without cause, at any time by the Board or by the action of the recordholders of a majority of the Shares entitled to vote thereon.

                  SECTION 4.04. Vacancies. Any vacancy occurring in any office of the Corporation, for any reason, shall be filled by action of the Board. Unless earlier removed pursuant to Section 4.03 hereof, any officer appointed by the Board to fill any such vacancy shall serve only until such time as the unexpired term of his predecessor expires unless reappointed by the Board.

                  SECTION 4.05. The Chairman. The Chairman shall have the power to call special meetings of Stockholders, to call special meetings of the Board and, if present, to preside at all meetings of Stockholders and all meetings of the Board. The Chairman shall perform all duties incident to the office of Chairman of the Board and all such other duties as may from time to time be assigned to him by the Board or these By-laws.

                  SECTION 4.06. The President. The President shall be the chief executive officer of the Corporation and shall have general and active management and control of the business and affairs of the Corporation, subject to the control of the Board, and shall see that all orders and resolutions of the Board are carried into effect. The President shall perform all duties incident to the office of President and all such other duties as may from time to time be assigned to him by the Board or these By-laws.

                  SECTION 4.07. Vice Presidents. Vice Presidents, if any, in order of their seniority or in any other order determined by the Board, shall generally assist the President and perform such other duties as the Board or the President shall prescribe, and in the absence or disability of the President, shall perform the duties and exercise the powers of the President.

                  SECTION 4.08. The Secretary. The Secretary shall, to the extent practicable, attend all meetings of the Board and all meetings of Stockholders and shall record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform the same duties for any committee of the Board when so requested by such committee. He shall give or cause to be given notice of all meetings of Stockholders and of the Board, shall perform such other duties as may be prescribed by the Board, the Chairman or the President and shall act under the supervision of the Chairman. He shall keep in safe custody the seal of the Corporation and affix the same to any instrument that requires that the seal be affixed to it and which shall have been duly authorized for signature in the name of the Corporation and, when so affixed, the seal shall be attested by his signature or by the signature of the Treasurer of the Corporation (the "Treasurer") or an Assistant Secretary or Assistant Treasurer of the Corporation. He shall keep in safe custody the certificate books and stockholder records and such other books and records of the Corporation as the Board, the Chairman or the President may direct and shall perform all other duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board, the Chairman or the President.

                  SECTION 4.09. Assistant Secretaries. Assistant Secretaries of the Corporation ("Assistant Secretaries"), if any, in order of their seniority or in any other order determined by the Board, shall generally assist the Secretary and perform such other duties as the Board or the Secretary shall prescribe, and, in the absence or disability of the Secretary, shall perform the duties and exercise the powers of the Secretary.

                  SECTION 4.10. The Treasurer. The Treasurer shall have the care and custody of all the funds of the Corporation and shall deposit such funds in such banks or other depositories as the Board, or any officer or officers, or any officer and agent jointly, duly authorized by the Board, shall, from time to time, direct or approve. He shall disburse the funds of the Corporation under the direction of the Board and the President. He shall keep a full and accurate account of all moneys received and paid on account of the Corporation and shall render a statement of his accounts whenever the Board, the Chairman or the President shall so request. He shall perform all other necessary actions and duties in connection with the administration of the financial affairs of the Corporation and shall generally perform all the duties usually appertaining to the office of treasurer of a corporation. When required by the Board, he shall give bonds for the faithful discharge of his duties in such sums and with such sureties as the Board shall approve.

                  SECTION 4.11. Assistant Treasurers. Assistant Treasurers of the Corporation ("Assistant Treasurers"), if any, in order of their seniority or in any other order determined by the Board, shall generally assist the Treasurer and perform such other duties as the Board or the Treasurer shall prescribe, and, in the absence or disability of the Treasurer, shall perform the duties and exercise the powers of the Treasurer.


                                   ARTICLE V

                         SHARES AND TRANSFERS OF SHARES

                  SECTION 5.01. Certificates Evidencing Shares. Shares shall be evidenced by certificates in such form or forms as shall be approved by the Board. Certificates shall be issued in consecutive order and shall be numbered in the order of their issue, and shall be signed by the Chairman, the President or any Vice President and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer. If such a certificate is manually signed by one such officer, any other signature on the certificate may be a facsimile. In the event any such officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to hold such office or to be employed by the Corporation before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such officer had held such office on the date of issue.

                  SECTION 5.02. Stock Ledger. A stock ledger in one or more counterparts shall be kept by the Secretary, in which shall be recorded the name and address of each person, firm or corporation owning the Shares evidenced by each certificate evidencing Shares issued by the Corporation, the number of Shares evidenced by each such certificate, the date of issuance thereof and, in the case of cancellation, the date of cancellation. Except as otherwise expressly required by law, the person in whose name Shares stand on the stock ledger of the Corporation shall be deemed the owner and recordholder thereof for all purposes.

                  SECTION 5.03. Transfers of Shares. Registration of transfers of Shares shall be made only in the stock ledger of the Corporation upon request of the registered holder of such shares, or of his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary, and upon the surrender of the certificate or certificates evidencing such Shares properly endorsed or accompanied by a stock power duly executed, together with such proof of the authenticity of signatures as the Corporation may reasonably require.

                  SECTION 5.04. Addresses of Stockholders. Each Stockholder shall designate to the Secretary an address at which notices of meetings and all other corporate notices may be served or mailed to such Stockholder, and, if any Stockholder shall fail to so designate such an address, corporate notices may be served upon such Stockholder by mail directed to the mailing address, if any, as the same appears in the stock ledger of the Corporation or at the last known mailing address of such Stockholder.

                  SECTION 5.05. Lost, Destroyed and Mutilated Certificates. Each recordholder of Shares shall promptly notify the Corporation of any loss, destruction or mutilation of any certificate or certificates evidencing any Share or Shares of which he is the recordholder. The Board may, in its discretion, cause the Corporation to issue a new certificate in place of any certificate theretofore issued by it and alleged to have been mutilated, lost, stolen or destroyed, upon the surrender of the mutilated certificate or, in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction, and the Board may, in its discretion, require the recordholder of the Shares evidenced by the lost, stolen or destroyed certificate or his legal representative to give the Corporation a bond sufficient to indemnify the Corporation against any claim made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

                  SECTION 5.06. Regulations. The Board may make such other rules and regulations as it may deem expedient, not inconsistent with these By-laws, concerning the issue, transfer and registration of certificates evidencing Shares.

                  SECTION 5.07. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or to express consent to, or to dissent from, corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other such action. A determination of the Stockholders entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of such meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.


                                   ARTICLE VI

                                      SEAL

                  SECTION 6.01. Seal. The Board may approve and adopt a corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation, the year of its incorporation and the words "Corporate Seal Delaware".


                                   ARTICLE VII

                                   FISCAL YEAR

                  SECTION 7.01. Fiscal Year. The fiscal year of the Corporation shall be on a "52-53 week" basis. This fiscal year shall end with the Saturday which is closest to the last day of December of each year and the next fiscal year shall begin with the Sunday immediately following the Saturday on which the preceding fiscal year ended.


                                  ARTICLE VIII

                                   AMENDMENTS

                  SECTION 8.01. Amendments. Any By-law (including these By-laws) may be adopted, amended or repealed by the vote of the recordholders of a majority of the Shares then entitled to vote at an election of Directors or by written consent of Stockholders pursuant to Section 2.09 hereof, or by vote of the Board or by a written consent of Directors pursuant to Section 3.08 hereof.

                                                                   Exhibit T3B-3


                                   BY-LAWS OF

                             184 BENTON STREET INC.

                            (A Delaware Corporation)

                             ----------------------

                                    ARTICLE I

                                  STOCKHOLDERS


                  1. CERTIFICATES REPRESENTING STOCK. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation certifying the number of shares owned by him in the corporation. If such certificate is countersigned by a transfer agent other than the corporation or its employee or by a registrar other than the corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

                  Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, and whenever the corporation shall issue any shares of its stock as partly paid stock, the certificates representing shares of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporation Law of Delaware, as it may from time to time be amended (hereinafter referred to as "the General Corporation Law"). Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

                  The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of any lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft. or destruction of any such certificate or the issuance of any such new certificate.

                  2. FRACTIONAL SHARE INTERESTS. The corporation may, but shall not be required to, issue tractions of a share. If the corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

                  3. STOCK TRANSFERS. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

                  4. RECORD DATE FOR STOCKHOLDERS. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held: the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed; and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  5. MEANING OF CERTAIN TERMS. As used herein in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock"' or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the certificate of incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the certificate of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the certificate of incorporation.

                  6. STOCKHOLDER MEETINGS.

                  -- TIME. The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen (13) months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen (13) months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

                  -- PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of Delaware, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such place, the meeting shall be held at the registered office of the corporation in the State of Delaware.

                  -- CALL. Annual meetings and special meetings may be called by the rectors or by any officer instructed by the directors to call the meeting.

                  -- NOTICE OR WAIVER OF NOTICE. Written notice of all meetings shall a given, stating the place, date, and hour of the meeting and stating the place within the city or other municipality or community at which the list of stockholders of the corporation may be examined. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall, (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of a special meeting shall in all instances state the purpose or purposes for which the meeting is called. The notice of any meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation LAW. Except as otherwise provided by the General Corporation Law, a copy of the notice of any meeting shall be given, personally or by mail, not less than ten (10) days nor more than fifty (50) days before the date of the meeting, unless the lapse of the prescribed period of time shall have been waived, and directed to each stockholder at his record address or at such other address which he may have furnished by request in writing to the Secretary of the corporation. Notice by mail shall be deemed to be given when deposited, with postage thereon prepaid, in the United States mail. If a meeting is adjourned to another time, not more than thirty (30) days hence, and/or to another place, and if an announcement of the adjourned time and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the directors, after adjournment, fix a new record date for the adjourned meeting. Notice need not be given to any stockholder who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

                  -- STOCKHOLDER LIST. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders. a complete list of the stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city or other municipality or community where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote at any meeting of stockholders.

                  -- CONDUCT OF MEETING. Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

                  -- PROXY REPRESENTATION. Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by his attorney-in-fact. No proxy shall be voted or acted upon after three (3) years from its date unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

                  -- INSPECTORS. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

                  -- QUORUM. The holders of a majority of the outstanding shares of stock shall constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum.

                  -- VOTING. Each share of stock shall entitle the holder thereof to one vote. In the election of directors, a plurality of the votes cast shall elect. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power. In the election of directors, and for any other action, voting need not be by ballot.

                  7. STOCKHOLDER ACTION WITHOUT MEETINGS. Any action required by the General Corporation Law to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.


                                   ARTICLE II

                                    DIRECTORS

                  1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation shall be managed by the Board of Directors of the corporation. The Board of Directors shall have authority to fix the compensation of the members thereof. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

                  2. QUALIFICATIONS AND NUMBER. A director need not be a stockholder, a citizen of the United States, nor a resident of the State of Delaware. The initial Board of Directors shall consist of three (3) persons. Thereafter the number of directors constituting the whole board shall be at least one (1). Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be three (3). The number of directors may be increased or decreased by action of the stockholders or of the directors.

                  3. ELECTION AND TERM. The first Board of Directors, unless the members thereof shall have been named in the certificate of incorporation, shall be elected by the incorporator or incorporators and shall hold office until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. In the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

                  4. MEETINGS.

                  -- TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

                  -- PLACE. Meetings shall be held at such place within or without the State of Delaware as shall be fixed by the Board.

                  -- CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, of the President, or of a majority of the directors in office.

                  -- NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice need not be given to any director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of any such person at a meeting shall constitute a waiver, of notice of such meeting, except when he attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

                  -- QUORUM AND ACTION. A majority of the whole Board shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as herein otherwise provided, and except as otherwise provided by the General Corporation Law, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these By-Laws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

                  -- CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

                  5. REMOVAL OF DIRECTORS. Any or all of the directors may be removed or cause or without cause by the stockholders. One or more of the directors may be removed for cause by the Board of Directors.

                  6. COMMITTEES. Whenever its number consists of three or more, the Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation with the exception of any authority the delegation of which is prohibited by Section 141 of the General Corporation Law, and may authorize the seal of the corporation to be affixed to all papers which may require it.

                  7. INFORMAL ACTION. Any member or members of the Board of Directors or of any committee designated by the Board, may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.


                                   ARTICLE III

                                    OFFICERS

                  The directors shall elect a President, a Secretary, and a Treasurer, and may elect a Chairman of the Board of Directors, a Vice-Chairman thereof, and one or more Vice-Presidents, Assistant Secretaries, and Assistant Treasurers, and may elect or appoint such other officers and agents as are desired. The President may but need not be a director. Any number of offices may be held by the same person.

                  Unless otherwise provided in the resolution of election or appointment, each officer shall hold office until his successor is elected and qualified or until his earlier resignation or removal. Any officer may resign at any time upon written notice to the corporation.

                  Officers shall have the powers and duties defined in the resolutions appointing them; provided, that the Secretary shall record all proceedings of the meetings or of the written actions of the stockholders and of the directors, and any committee thereof, in a book to be kept for that purpose.

                  The Board of Directors may remove any officer for cause or without cause.


                                   ARTICLE IV

                                 CORPORATE SEAL

                  The corporate seal shall be in such form as the Board of Directors shall prescribe.


                                    ARTICLE V

                                   FISCAL YEAR

                  The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.


                                   ARTICLE VI

                              CONTROL OVER BY-LAWS

                  The power to amend, alter, and repeal these By-Laws and to adopt new By-Laws shall be vested in the Board of Directors; provided, that the Board of Directors may delegate such power, in whole or in part, to the stockholders; and provided, further, that any By-Law, other than an initial By-Law, which provides for the election of directors by classes for staggered terms shall be adopted by the stockholders.

                  I HEREBY CERTIFY that the foregoing is a full, true and correct copy of the By-Laws of 184 Benton Street Inc., a Delaware corporation, as in effect on the date hereof.

                  WITNESS my hand and the seal of the corporation.


Dated: June 24, 1981




--------------------------------------
         Secretary



(SEAL)

                                                                   Exhibit T3B-4


                                   BY-LAWS OF
                        A.B.S. CLOTHING COLLECTION, INC.
                                formerly known as
                                  REVENGE, INC.

                           (A California Corporation)

                                    ARTICLE I

                             SHAREHOLDERS' MEETINGS

Section 1. TIME. An annual meeting for the election of directors and for the transaction of any other proper business and any special meeting shall be held on the date and at the time as the Board of Directors shall from time to time fix.

Time of Meeting: 10:00 o'clock A.M. Date of Meeting: The last day of the corporate fiscal year as the same shall be selected by the Board of Directors from time to time.

Section 2. PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of California, as the Directors may, from time to time, fix. Whenever the Directors shall fail to fix such place, the meetings shall be held at the principal executive office of the corporation.

Section 3. CALL. Annual meetings may be called by the Directors, by the Chairman of the Board, if any, Vice Chairman of the Board, if any, the President, if any, the Secretary, or by any officer instructed by the Directors to call the meeting. Special meetings may be called in like manner and by the holders of shares entitled to cast not less than ten percent of the votes at the meeting being called.

Section 4. NOTICE. Written notice stating the place, day and hour of each meeting, and, in the case of a special meeting, the general nature of the business to be transacted or, in the case of an Annual Meeting, those matters which the Board of Directors, at the time of mailing of the notice, intends to present for action by the shareholders, shall be given not less than ten days (or not less than any such other minimum period of days as may be prescribed by the General Corporation Law) or more than sixty days (or more than any such maximum period of days as may be prescribed by the General Corporation Law) before the date of the meeting, by mail, personally, or by other means of written communication, charges prepaid by or at the direction of the Directors, the President, if any, the Secretary or the officer or persons calling the meeting, addressed to each shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice, or, if no such address appears or is given, at the place where the principal executive office of the corporation is located or by publication at least once in a newspaper of general circulation in the county in which the said principal executive office is located. Such notice shall be deemed to be delivered when deposited in the United States mail with first class postage therein prepaid, or sent by other means of written communication addressed to the shareholder at his address as it appears on the stock transfer books of the corporation. The notice of any meeting at which directors are to be elected shall include the names of nominees intended at the time of notice to be presented by management for election. At an annual meeting of shareholders, any matter relating to the affairs of the corporation, whether or not stated in the notice of the meeting, may be brought up for action except matters which the General Corporation Law requires to be stated in the notice of the meeting. The notice of any annual or special meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. When a meeting is adjourned to another time or place, notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken; provided that, if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

Section 5. CONSENT. The transaction of any meeting, however called and noticed, and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum is present and if, either before or after the meeting, each of the shareholders or his proxy signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance of a person at a meeting constitutes a waiver of notice of such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting shall not constitute a waiver of any right to object to the consideration of matters required by the General Corporation Law to be included in the notice if such objection is expressly made at the meeting. Except as otherwise provided in subdivision (f) of Section 601 of the General Corporation Law, neither the business to be transacted at nor the purpose of any regular or special meeting need be specified in any written waiver of notice.

Section 6. CONDUCT OF MEETING. Meetings of the shareholders shall be pressed over by one of the following officers in the order of seniority and if present and acting -- the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, if any, a Vice President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the shareholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but, if neither the Secretary nor an Assistant Secretary is present, the Chairman of the meeting shall appoint a secretary of the meeting.

Section 7. PROXY REPRESENTATION. Every shareholder may authorize another person or persons to act as his proxy at a meeting or by written action. No proxy shall be valid after the expiration of eleven months from the date of its execution unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the person executing it prior to the vote or written action pursuant thereto, except as otherwise provided by the General Corporation Law. As used herein, a "proxy" shall be deemed to mean a written authorization signed by a shareholder or a shareholder's attorney in fact giving another person or persons power to vote or consent in writing with respect to the shares of such shareholder, and "Signed" as used herein shall be deemed to mean the placing of such shareholder's name on the proxy, whether by manual signature, typewriting, telegraphic transmission or otherwise by such shareholder or such shareholder's attorney in fact. Where applicable, the form of any proxy shall comply with the provisions of Section 604 of the General Corporation Law.

Section 8. INSPECTORS - APPOINTMENT. In advance of any meeting, the Board of Directors may appoint inspectors of election to act at the meeting and any adjournment thereof. If inspectors of election are not so appointed, or, if any persons so appointed fail to appear or refuse to act, the Chairman of any meeting of shareholders may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election, or persons to replace any of those who so fail or refuse, at the meeting. The number of inspectors shall be either one or three. If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares represented shall determine whether one or three inspectors are to be appointed.

         The inspectors of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity, and effect of proxies, receive votes, ballots, if any, or consents, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes or consents, determine when the polls shall close, determine the result, and do such acts as may be proper to conduct the election or vote with fairness to all shareholders. If there are three inspectors of election, the decision, act, or certificate of a majority shall be effective in all respects as the decision, act, or certificate of all.

Section 9. SUBSIDIARY CORPORATIONS. Shares of this corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote, are owned directly or indirectly through one or more subsidiaries.

Section 10. QUORUM; VOTE; WRITTEN CONSENT. The holders of a majority of the voting shares shall constitute a quorum at a meeting of shareholders for the transaction of any business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum if any action taken, other than adjournment, is approved by at least a majority of the shares required to constitute a quorum. In the absence of a quorum, any meeting of shareholders may be adjourned from time to time by the vote of a majority of the shares represented thereat, but no other business may be transacted except as hereinbefore provided.

         In the election of directors, a plurality of the votes cast shall elect. No shareholder shall be entitled to exercise, the right of cumulative voting at a meeting for the election of directors unless the candidate's name or the candidates' names have been placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of the shareholder's intention to cumulate the shareholder's votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for such candidates in nomination.

         Except as otherwise provided by the General Corporation Law, the Articles of Incorporation or these By-Laws, any action required or permitted to be taken at a meeting at which a quorum is present shall be authorized by the affirmative vote of a majority of the shares represented at the meeting.

         Except in the election of directors by written consent in lieu of a meeting, and except as may otherwise be provided by the General Corporation Law, the Articles of Incorporation or these By-Laws, any action which may be taken at any annual or special meeting may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by holders of shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors. Notice of any shareholder approval pursuant to Section 310, 317, 1201 or 2007 without a meeting by less than unanimous written consent shall be given at least ten days before the consummation of the action authorized by such approval, and prompt notice shall be given of the taking of any other corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders entitled to vote who have not consented in writing.

Section 11. BALLOT. Elections of directors at a meeting need not be by allot unless a shareholder demands election by ballot at the election and before the voting begins. In all other matters, voting need not be by ballot.

Section 12. SHAREHOLDERS' AGREEMENTS. Notwithstanding the above provisions in the event this corporation elects to become a close corporation, an agreement between two or more shareholders thereof, if in writing and signed by the parties thereof, may provide that in exercising any voting rights the shares held by them shall be voted as provided therein or in Section 706, and may otherwise modify these provisions as to shareholders' meetings and actions.

                                   ARTICLE II

                               BOARD OF DIRECTORS

Section 1. FUNCTIONS. The business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of its Board of Directors. The Board of Directors may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person, provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board of Directors. The Board of Directors shall have authority to fix the compensation of directors for services in any lawful capacity.

         Each director shall exercise such powers and otherwise perform such duties in good faith, in the manner such director believes to be in the best interests of the corporation, and with care, including reasonable inquiry, using ordinary prudence, as a person in a like position would use under similar circumstances. (Section 309).

Section 2. EXCEPTION FOR CLOSE CORPORATION. Notwithstanding the provisions of
Section 1, in the event that this corporation shall elect to become a close corporation as defined in Section 158, its shareholders may enter into a Shareholders' Agreement as provided in Section 300(b). Said Agreement may provide for the exercise of corporate powers and the management of the business and affairs of this corporation by the shareholders, provided however such agreement shall, to the extent and so long as the discretion or the powers of the Board in its management of corporate affairs is controlled by such agreement, impose upon each shareholder who is a party thereof, liability for managerial acts performed or omitted by such person pursuant thereto otherwise imposed upon Directors as provided in Section 300(d).

Section 3. QUALIFICATIONS AND NUMBER. A director need not be a shareholder of the corporation, a citizen of the United States, or a resident of the State of California. The authorized number of directors constituting the Board of Directors until further changed shall be three. Thereafter, the authorized number of directors constituting the Board shall be at least three provided that, whenever the corporation shall have only two shareholders, the number of directors may be at least two, and, whenever the corporation shall have only one shareholder, the number of directors may be at least one. Subject to the foregoing provisions, the number of directors may be changed from time to time by an amendment of these By-Laws adopted by the shareholders. Any such amendment reducing the number of directors to fewer than five cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting in writing in the case of action by written consent are equal to more than sixteen and two-thirds percent of the outstanding shares. No decrease in the authorized number of directors shall have the effect of shortening the term of any incumbent director.

Section 4. ELECTION AND TERM. The initial Board of Directors shall consist of the persons elected at the meeting of the incorporator, all of whom shall hold office until the first annual meeting of shareholders and until their successors have been elected and qualified, or until their earlier resignation or removal from office. Thereafter, directors who are elected to replace any or all of the members of the initial Board of Directors or who are elected at an annual meeting of shareholders, and directors who are elected in the interim to fill vacancies, shall hold office until the next annual meeting of shareholders, and until their successors have been elected and qualified, or until their earlier resignation, removal from office, or death. In the interim between annual meetings of shareholders or of special meetings of shareholders called for the election of directors, any vacancies in the Board of Directors, including vacancies resulting from an increase in the authorized number of directors which have not been filled by the shareholders, including any other vacancies which the General Corporation Law authorizes directors to fill, and including vacancies resulting from the removal of directors which are not filled at the meeting of shareholders at which any such removal has been effected, if the Articles of Incorporation or a By-Law adopted by the shareholders so provides, may be filled by the vote of a majority of the directors then in office or of the sole remaining director, although less than a quorum exists. Any director may resign effective upon giving written notice to the Chairman of the Board, if any, the President, the Secretary or the Board of Directors, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to the office when the resignation becomes effective.

         The shareholders may elect a director at any time to fill any vacancy which the directors are entitled to fill, but which they have not filled. Any such election by written consent shall require the consent of a majority of the shares.

Section 5. INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. The corporation may indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as are specified in Section 317. In any event, the corporation shall have the right to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

Section 6.  MEETINGS.

         TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

         PLACE. Meetings may be held at any place, within or without the State of California, which has been designated in any notice of the meeting, or, if not stated in said notice, or, if there is no notice given, at the place designated by resolution of the Board of Directors.

         CALL. Meetings may be called by the Chairman of the Board, if any and acting, by the Vice Chairman of the Board, if any, by the President, if any, by any Vice President or Secretary, or by any two directors.

         NOTICE AND WAIVER THEREOF. No notice shall be required for regular meetings for which the time and place have been fixed by the Board of Directors. Special meetings shall be held upon at least four days' notice by mail or upon at least forty-eight hours' notice delivered personally or by telephone or telegraph. Notice of a meeting need not be given to any director who signs a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director. A notice or waiver of notice need not specify the purpose of any regular or special meeting of the Board of Directors.

Section 7. SOLE DIRECTOR PROVIDED BY ARTICLES OF INCORPORATION. In the event only one director is required by the By-Laws or Articles of Incorporation, then any reference herein to notices, waivers, consents, meetings or other actions by a majority or quorum of the directors shall be deemed to refer to such notice, waiver, etc., by such sole director, who shall have all the rights and duties and shall be entitled to exercise all of the powers and shall assume all the responsibilities otherwise herein described as given to a Board of Directors.

Section 8. QUORUM AND ACTION. A majority of the authorized number of directors shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided such majority shall constitute at least either one-third of the authorized number of directors or at least two directors, whichever is larger, or unless the authorized number of directors is only one. A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than twenty-four hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors, if any, who were not present at the time of the adjournment. Except as the Articles of Incorporation, these By-Laws and the General Corporation Law may otherwise provide, the act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be the act of the Board of Directors. Members of the Board of Directors may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another, and participation by such use shall be deemed to constitute presence in person at any such meeting.

         A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, provided that any action which may be taken is approved by at least a majority of the required quorum for such meeting.

Section 9. CHAIN OF THE MEETING. The Chairman of the Board, if any and if present and acting, the Vice Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the President, if any and present and acting, or any director chosen by the Board, shall preside.

Section 10. REMOVAL OF DIRECTORS. The entire Board of Directors or any individual director may be removed from office without cause by approval of the holders of at least a majority of the shares provided, that unless the entire Board is removed, an individual director shall not be removed when the votes cast against such removal, or not consenting in writing to such removal, would be sufficient to elect such director if voted cumulatively at an election of directors at which the same total number of votes were cast, or, if such action is taken by written consent, in lieu of a meeting, all shares entitled to vote were voted, and the entire number of directors authorized at the time of the director's most recent election were then being elected. If any or all directors are so removed, new directors may be elected at the same meeting or by such written consent. The Board of Directors may declare vacant the office of any director who has been declared of unsound mind by an order of court or convicted of a felony.

Section 11. COMMITTEES. The Board of Directors, by resolution adopted by a majority of the authorized number of directors, may designate one or more committees, each consisting of two or more directors to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member at any meeting of such committee. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have all the authority of the Board of Directors except such authority as may not be delegated by the provisions of the General Corporation Law.

Section 12. INFORMAL ACTION. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting, or an approval of the minutes thereof. All such waivers, consents, or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 13. WRITTEN ACTION. Any action required or permitted to be taken may be taken without a meeting if all of the members of the Board of Directors shall individually or collectively consent in writing to such action. Any such written consent or consents shall be filed with the minutes of the proceedings of the Board. Such action by written consent shall have the same force and effect as a unanimous vote of such directors.

                                   ARTICLE III

                                    OFFICERS

Section 1. OFFICERS. The officers of the corporation shall be a Chairman of the Board or a President or both, a Secretary and a Chief Financial Officer. The corporation may also have, at the discretion of the Board of Directors, one or more Vice Presidents, one or more Assistant Secretaries and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. One person may hold two or more offices.

Section 2. ELECTION. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. SUBORDINATE OFFICERS, ETC. The Board of Directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the By-Laws or as the Board of Directors may from time to time determine.

Section 4. REMOVAL AND RESIGNATION. Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

         Any officer may resign at any time by giving written notice to the Board of Directors, or to the President, or to the Secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the By-Laws for regular appointments to such office.

Section 6. CHAIRMAN OF THE BOARD. The Chairman of the Board, if there shall be such an officer, shall, if present, preside at all meetings of the Board of Directors, and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the By-Laws.

Section 7. PRESIDENT. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the President shall be the Chief Executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the shareholders and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. He shall be ex officio a member of all the standing committees, including the Executive Committee, if any, and shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the By-Laws.

Section 8. VICE PRESIDENT. In the absence or disability of the President, the Vice Presidents, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the By-Laws.

Section 9. SECRETARY. The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Directors' meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof.

         The Secretary shall keep, or cause to be kept, at the principal office or at the office of the corporation's transfer agent, a share register, or duplicate share register, showing the names of the shareholders and their addresses; the number and classes of shares held by each; the number and date of certificates issued for the same; and the number and date of cancellation of every certificate surrendered for cancellation.

         The Secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board of Directors required by the By-Laws or by law to be given, and he shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the By-Laws.

Section 10. CHIEF FINANCIAL OFFICER. This officer shall keep and maintain, or cause to be kept and maintained in accordance with generally accepted accounting principles, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, earnings (or surplus) and shares. The books of account shall at all reasonable times be open to inspection by any director.

         This officer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all his transactions and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the By-Laws.

                                   ARTICLE IV

                      CERTIFICATES AND TRANSFERS OF SHARES

Section 1. CERTIFICATES FOR SHARES. Each certificate for shares of the corporation shall set forth therein the name of the record holder of the shares represented thereby, the number of shares and the class or series of shares owned by said holder, the par value, if any, of the shares represented thereby, and such other statements, as applicable, prescribed by Sections 416-419, inclusive, and other relevant Sections of the General Corporation Law of the State of California (the "General Corporation Law") and such other statements, as applicable, which may be prescribed by the Corporate Securities Law of the State of California and any other applicable provision of the law. Each such certificate issued shall be signed in the name of the corporation by the Chairman of the Board of Directors, if any, or the Vice Chairman of the Board of Directors, if any, the President, if any, or a Vice President, if any, and by the Chief Financial Officer or an Assistant Treasurer or the Secretary or an Assistant Secretary. Any or all of the signatures on a certificate for shares may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate for shares shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

         In the event that the corporation shall issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor, any such certificate for shares shall set forth thereon the statements prescribed by Section 409 of the General Corporation Law.

Section 2. LOST OR DESTROYED CERTIFICATES FOR SHARES. The corporation may issue a new certificate for shares or for any other security in the place of any other certificate theretofore issued by it, which is alleged to have been lost, stolen or destroyed. As a condition to such issuance, the corporation may require any such owner of the allegedly lost, stolen or destroyed certificate or any such owner's legal representative to give the corporation a bond, or other adequate security, sufficient to indemnify it against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 3. SHARE TRANSFERS. Upon compliance with any provisions of the General Corporation Law and/or the Corporate Securities Law of 1968 which may restrict the transferability of shares, transfers of shares of the corporation shall be made only on the record of shareholders of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes, if any, due thereon.

Section 4. RECORD DATE FOR SHAREHOLDERS. In order that the corporation may determine the shareholders entitled to notice of any meeting or to vote or be entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days or fewer than ten days prior to the date of such meeting or more than sixty days prior to any other action.

         If the Board of Directors shall not have fixed a record date as aforesaid, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given; and the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or the sixtieth day prior to the day of such other action, whichever is later.

         A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting, but the Board of Directors shall fix a new record date if the meeting is adjourned for more than forty-five days from the date set for the original meeting.

         Except as may be otherwise provided by the General Corporation Law, shareholders on the record date shall be entitled to notice and to vote or to receive any dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.

Section 5. REPRESENTATION OF SHARES IN OTHER CORPORATIONS. Shares of other corporations standing in the name of this corporation may be voted or represented and all incidents thereto may be exercised on behalf of the corporation by the Chairman of the Board, the President or any Vice President or any other person authorized by resolution of the Board of Directors.

Section 6. MEANING OF CERTAIN TERMS. As used in these By-Laws in respect of the right to notice of a meeting of shareholders or a waiver thereof or to participate or vote thereat or to assent or consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "shareholder" or "shareholders" refers to an outstanding share or shares and to a holder or holders of record or outstanding shares when the corporation is authorized to issue only one class of shares, and said reference is also intended to include any outstanding share or shares and any holder or holders of record of outstanding shares of any class upon which or upon whom the Articles of Incorporation confer such rights where there are two or more classes or series of shares or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the Articles of Incorporation may provide for more than one class or series of shares, one or more of which are limited or denied such rights thereunder.

Section 7. CLOSE CORPORATION CERTIFICATES. All certificates representing shares of this corporation, in the event it shall elect to become a close corporation, shall contain the legend required by Section 418(c) .

                                    ARTICLE V

              EFFECT OF SHAREHOLDERS' AGREEMENT - CLOSE CORPORATION

Any Shareholders' Agreement authorized by Section 300(b) shall only be effective to modify the terms of these By-Laws if this corporation elects to become a close corporation with appropriate filing of or amendment to its Articles as required by Section 202 and shall terminate when this corporation ceases to be a close corporation. Such an agreement cannot waive or alter Sections 158 (defining close corporations), 202 (requirements of Articles of Incorporation), 500 and 501 relative to distributions, 111 (merger), 1201(e) (reorganization) or Chapters 15 (Records and Reports), 16 (Rights of Inspection), 18 (Involuntary Dissolution) or 22 (Crimes and Penalties). Any other provisions of the Code or these By-Laws may be altered or waived thereby, but to the extent they are not so altered or waived, these By-Laws shall be applicable

                                   ARTICLE VI

               CORPORATE CONTRACTS AND INSTRUMENTS - HOW EXECUTED

The Board of Directors, except as in the By-Laws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or agreement, or to pledge its credit, or to render it liable for any purposes or any amount, except as provided in Section 313 of the Corporations Code.

                                   ARTICLE VII

                              CONTROL OVER BY-LAWS

After the initial By-Laws of the corporation shall have been adopted by the incorporator or incorporators of the corporation, the By-Laws may be amended or repealed or new By-Laws may be adopted by the shareholders entitled to exercise a majority of the voting power or by the Board of Directors; provided, however, that the Board of Directors shall have no control over any By-Law which fixes or changes the authorized number of directors of the corporation; provided further that any control over the By-Laws herein vested in the Board of Directors shall be subject to the authority of the aforesaid shareholders to amend or repeal the By-Laws or to adopt new By-Laws; and provided further that any By-Law amendment or new By-Law which change the minimum number of directors to fewer than five shall require authorization by the greater proportion of voting power of the shareholders as hereinbefore set forth.

                                  ARTICLE VIII

                       BOOKS AND RECORDS - STATUTORY AGENT

Section 1. RECORDS: STORAGE AND INSPECTION. The corporation shall keep at its principal executive office in the State of California, or if its principal executive office is not in the State of California, the original or a copy of the By-Laws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside the State of California, and, if the corporation has no principal business office in the State of California, it shall upon request of any shareholder furnish a copy of the By-Laws as amended to date.

         The corporation shall keep adequate and correct books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees, if any, of the Board of Directors. The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each. Such minutes shall be in written form. Such other books and records shall be kept either in written form or in any other form capable of being converted into written form.

Section 2. RECORD OF PAYMENTS. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 3. ANNUAL REPORT. Whenever the corporation shall have fewer than one hundred shareholders, the Board of Directors shall not be required to cause to be sent to the shareholders of the corporation the annual report prescribed by
Section 1501 of the General Corporation Law unless it shall determine that a useful purpose would be served by causing the same to be sent or unless the Department of Corporation pursuant to the provisions of the Corporate Securities Law of 1968, shall direct the sending of the same.

Section 4. AGENT FOR SERVICE. The name of the agent for service of process within the State of California is RAMESH ADVANI.

                                   ARTICLE IX

                            REQUIRED VOTE OR CONSENT

Notwithstanding anything to the contrary in Section 5 or Section 12 of ARTICLE I, or Section 8 or Section 13 of ARTICLE II of these By-Laws, or any other Section of these By-Laws, all corporate actions (except as provided in Sections 303, 708(c) and 1900 of the California Corporations Code) requiring the approval of the shareholders or directors of the corporation, by vote or written consent, shall require the affirmative vote or written consent of the holders of SEVENTY-FIVE PERCENT (75%) of the outstanding shares of stock, or approval of SEVENTY-FIVE PERCENT (75%) of the directors respectively, notwithstanding that the applicable law may otherwise permit such actions with vote, consent or approval of a lesser percentage.

                       CERTIFICATE OF ADOPTION OF BY-LAWS

ADOPTION BY INCORPORATOR(S) OR FIRST DIRECTOR(S) .

         The undersigned person(s) appointed in the Articles of Incorporation to act as the Incorporator(s) or First Director(s) of the above-named corporation hereby adopt the same as the By-Laws of said corporation.

Executed this ____ day of ____________________, 19__.

                                                     Name:
                                                           _____________________
THIS IS TO CERTIFY

         That I am the duly elected, qualified and acting Secretary of the above-named corporation; that the foregoing By-Laws were adopted as the By-Laws of said corporation on the date set forth above by the person(s) appointed in the Articles of Incorporation to act as the Incorporator(s) or First Director(s) of said corporation.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal this 22 day of November, 1982.



                                           /s/  Allen Schwartz
                                           -------------------------------------
                                           Secretary ALLEN SCHWARTZ
(SEAL)


CERTIFICATE BY SECRETARY OF ADOPTION BY SHAREHOLDERS' VOTE.

THIS IS TO CERTIFY:

That I am the duly elected, qualified and acting Secretary of the above-named corporation and that the above and foregoing Code of By-Laws was submitted to the shareholders at their first meeting held on the date set forth in the By-Laws and recorded in the minutes thereof, was ratified by the vote of shareholders entitled to exercise the majority of the voting power of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand this ___ day of _________, 19__.



                                                     ---------------------------
                                                     Stanley P. Silverstein
                                                     Secretary

                             Exhibit C - Signatures




                    NAME                                       SIGNATURE

William S.  Finkelstein                       /s/ William S. Finkelstein
                                              --------------------------


Stanley P.  Silverstein                       /s/ Stanley P. Silverstein
                                              --------------------------

                                                                   Exhibit T3B-5


                                     BY-LAWS

                                       OF

                          ABBEVILLE ACQUISITION COMPANY

                     (hereinafter called the "Corporation")

                                    ARTICLE I

                                     OFFICES

                  Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

                  Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

                  Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

                  Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour or the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

                  Section 4. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

                  Section 5. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

                  Section 6. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                  Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

                  Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledge:, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                                   ARTICLE III

                                    DIRECTORS

                  Section 1. Number and Election of Directors. The Board of Directors shall consist of three members, one of whom shall be appointed by Arnold H. Simon and one of whom shall be appointed by Charterhouse Equity Partners II, L.P. The third director shall be appointed by the unanimous consent of Arnold H. Simon and Charterhouse Equity Partners II, L.P. Directors shall be elected at Annual Meetings of Stockholders in accordance with the foregoing, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

                  Section 2. Vacancies. Vacancies may be filled by a majority of the directors then in office, though, less than a quorum, or by a sole remaining director, in accordance with the provisions of Section 1, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

                  Section 3. Duties Powers; Certain Major Decisions. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

                  The Corporation shall not, and shall not permit any of its subsidiaries to, and no officer, employee or other agent of the Corporation or any of its subsidiaries shall have the authority, in the name or on behalf of the corporation or any of its subsidiaries, to, take any of the following actions, directly or indirectly, without the prior written consent of a majority of the total number of members of the Board of Directors:

                           (a) own, manage or operate any business nor
principally engaged in the design, promotion, manufacture, distribution or sale of products designed, promoted, manufactured, distributed or sold by the Corporation or any of its subsidiaries or affiliates;

                           (b) establish, approve or modify the Corporation's
annual budget;

                           (c) establish or modify the Corporation's accounting
policies, practices or procedures;

                           (d) engage or dismiss the Corporation's independent
accountants or investment bankers;

                           (e) engage in any transaction with an affiliate
(other than any subsidiary or affiliate owned by, or under common control with, the Corporation) or a spouse or descendant of Arnold H. Simon, or an executor, guardian, committee, trustee or other fiduciary acting on behalf of or for the benefit of such spouse or descendant (including, without limitation, any transaction with the Stephen or Lydia Huang or any affiliates of Stephen or Lydia Huang);

                           (f) incur any indebtedness in excess of $100,000 to a
third party (other than trade debt in the ordinary course of business and consistent with past practice), or guarantee the payment of any money or debt of another person or entity, or guarantee the performance of any other obligation of another person or entity, other than guarantees in the ordinary course of business and consistent with past practice;

                           (g) appoint or remove any executive officer
(including the chief financial officer and the chief accounting officer);

                           (h) provide compensation to the five most highly
compensated senior executives of the Corporation and its subsidiaries;

                           (i) amend or restate the Corporation's certificate of
incorporation or by-laws;

                           (j) make any capital expenditure, or investment in
securities of any person (it being understood that the acquisition of a business unit shall be deemed such an expenditure or investment), in either case in excess of $100,000 in the case of any single capital expenditure or investment, provided that such amount shall be $150,000 in the case of any single capital expenditure not included in an annual budget approved by a majority of the total number of directors (it being understood that commitments under leases shall not be deemed capital expenditures or investments for this purpose);

                           (k) any disposition or encumbrance of assets (other
than in the ordinary course of business and consistent with past practice) in a single transaction for an aggregate consideration in excess of $100,000;

                           (l) any leasehold commitment involving consideration
or the creation of a liability, contingent or otherwise, in excess of $1,000,000 (rent, plus fixed escalation times number of years for any single property);

                           (m) declare dividends or make distributions in
respect of the Corporation's capital stock, or issue, sell, redeem, purchase or otherwise acquire any capital stock of the Corporation;

                           (n) initiate any lawsuit, administrative proceeding
or other legal claim where the amount at issue exceeds $250,000 or settle any lawsuit, administrative proceeding, or other legal claim, where the amount of the settlement exceeds $100,000 (other than the initiation of collection proceedings);

                           (o) organize, create or establish any subsidiary
within the United States or any subsidiary, branch office or other business establishment outside the United States;

                           (p) grant any general power of attorney or other
unlimited authority to act on behalf or in the name of the Corporation or any subsidiary;

                           (q) waive, release or abandon any legitimate rights
or claim against any person or entity potentially liable to the Corporation or any subsidiary for more than $100,000;

                           (r) adoption or revision of general policy matters of
a material nature relating to the Corporation or any subsidiary and its operations;

                           (s) all actions relating to tax and tax-related
matters material to the Corporation or its shareholders, including, without limitation, tax elections and tax audits; and

                           (t) modification or termination of any contract which
is material to the business of the Corporation.

                  Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

                  Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                  Section 6. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-laws, any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if all the members of the Board of Directors, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

                  Section 7. Meetings Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, may participate in a meeting of the Board of Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this
Section 7 shall constitute presence in person at such meeting.

                  Section 8. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

                  Section 9. Interested Directors. No contact or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors which authorizes the contract or transaction.
                                   ARTICLE IV

                                    OFFICERS

                  Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

                  Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

                  Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

                  Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. Except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 5. President. The President shall be the Chief Executive Officer and shall be a director of the Corporation. The President shall, subject to the control of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of . Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 6. Vice Presidents. At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

                  Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiting it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

                  Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

                  Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property or whatever kind in his possession or under his control belonging to the Corporation.

                  Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                    ARTICLE V

                                      STOCK

                  Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

                  Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

                  Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                  Section 4. Transfers. Stock of the corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

                  Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

                                   ARTICLE VI

                                     NOTICES

                  Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

                  Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                   ARTICLE VII

                               GENERAL PROVISIONS

                  Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

                  Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

                  Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                  Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                  ARTICLE VIII

                                 INDEMNIFICATION

                  Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in
Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

                  Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

                  Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be determination by such court that indemnification for the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                  Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

                  Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

                  Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

                  Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

                  Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

                  Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this
Article VIII to directors and officers of the Corporation.

                                   ARTICLE IX

                                   AMENDMENTS

                  Section 1. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a unanimous vote of the entire Board of Directors then in office.

                  Section 2. Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                Exhibit T3B-6

                                    BYLAWS

                                      OF

                         AUTHENTIC FITNESS CORPORATION

                                   ARTICLE I

                                    OFFICES

                  Section 1. Registered Office. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

                  Section 3. Books. The books of the Corporation may be kept within or without of the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

                                  ARTICLE II

                           MEETINGS OF STOCKHOLDERS

                  Section 1. Time and Place of Meetings. All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

                  Section 2. Annual Meetings. Annual meetings of stockholders, commencing with the year 1993, shall be held to elect the Board of Directors and transact such other business as may properly be brought before the meeting.

                  Section 3. Special Meetings. Special meetings of stockholders may be called by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer and may not be called by any other person. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of the resolution or resolutions adopted by the Board of Directors pursuant to the certificate of incorporation, special meetings of holders of such Preferred Stock.

                  Section 4. Notice of Meetings and Adjourned Meetings; Waivers of Notice. (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law"), such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record' entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

                  (b) A written waiver of any such notice signed by the person entitled thereto, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

                  Section 5. Quorum. Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business.

                  Section 6. Voting. (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Unless otherwise provided in Delaware Law, the certificate of incorporation or these bylaws, the affirmative vote of a majority of the shares of capital stock of the Corporation present, in person or by proxy, at a meeting of stockholders and entitled to vote on the subject matter shall be the act of the stockholders.

                  (b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

                  Section 7. Action by Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law and may not be taken by written consent of stockholders without a meeting.

                  Section 8. Organization. At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, (or in his absence or if one shall not have been elected, the Chief Executive officer or one of the Presidents) shall act as chairman of the meeting. The Secretary (or in his absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.

                  Section 9. Order of Business. The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

                  Section 10. Nomination of Directors. Only persons who are nominated in accordance with the procedures set forth in these bylaws shall be eligible to serve as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders
(a) by or at the direction of the Board of Directors or (b) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section l0, who shall be entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in this Section 10. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting or such public disclosure was made. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (b) as to the stockholder giving the notice (i) the name and address, as they appear on the Corporation's books, of such stockholder and (ii) the class and number of shares of the Corporation which are beneficially owned by such stockholder. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the secretary of the Corporation that information required to be set forth in a stockholder's notice of nomination which pertains to the nominee. No person shall be eligible to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this bylaw. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the bylaws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 10, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations thereunder with respect to the matters set forth in this Section.

                  Section 11. Notice of Business. At any meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting (a) by or at the direction of the Board of Directors or (b) by any stockholder of the Corporation who is a stockholder of record at the time of giving of the notice provided for in this Section 11, who shall be entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 11. For business to be properly brought before a stockholder meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the meeting: provided, however, that in the event that less than 70 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting or such public disclosure was made. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (c) the class and number of shares of the Corporation which are beneficially owned by the stockholder and (d) any material interest of the stockholder in such business. Notwithstanding anything in the bylaws to the contrary, no business shall be conducted at a stockholder meeting except in accordance with the procedures set forth in this Section 11. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of the bylaws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations thereunder with respect to the matters set forth in this
Section 11.

                                  ARTICLE III

                                   DIRECTORS

                  Section 1. General Powers. Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

                  Section 2. Number, Classes, Term of Office, etc. The Board of Directors shall consist of not less than three nor more than nine directors, with the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the entire Board of Directors. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. Except as otherwise provided in the certificate of incorporation, each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director shall hold office until such director's successor shall have been duly elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders.

                  Section 3. Quorum and Manner of Acting. Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat may adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                  Section 4. Time and Place of Meetings. The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and. at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

                  Section 5. Annual Meeting. The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 7 of this Article III or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

                  Section 6. Regular Meetings. After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

                  Section 7. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board or the Chief Executive Officer and shall be called by the Chairman of the Board, Chief Executive Officer or Secretary on the written request of three directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

                  Section 8. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the certificate of incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the bylaws of the Corporation; and unless the resolution of the Board of Directors or the certificate of incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

                  Section 9. Action by Consent. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

                  Section 10. Telephonic Meetings. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

                  Section 11. Resignation. Any director may resign at any time by giving written notice to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

                  Section 12. Vacancies. Unless otherwise provided in the certificate of incorporation, vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors may be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director. Each director so elected shall hold office for a term that shall coincide with the term of the Class to which such director shall have been elected. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of the other vacancies.

                  Section 13. Removal. No director may be removed from office by the stockholders except for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the corporation then entitled to vote generally in the election of directors, voting together as a single class.

                  Section 14. Compensation. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

                  Section 15. Preferred Directors. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the resolutions applicable thereto adopted by the Board of Directors pursuant to the certificate of incorporation, and such directors so elected shall not be subject to the provisions of Sections 2, 12 and 13 of this Article III unless otherwise provided therein.

                                  ARTICLE IV

                                   OFFICERS

                  Section 1. Principal Officers. The principal officers of the Corporation shall be a Chief Executive Officer, two Presidents, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the, Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

                  Section 2. Election, Term of Office and Remuneration. The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his successor is elected and qualified, or until his earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

                  Section 3. Subordinate Officers. In addition to the principal officers enumerated in Section 1 of this Article IV, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

                  Section 4. Removal. Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors; provided that no such removal shall alter, void or otherwise effect any change in any written contractual relationship between the corporation and any such officer thus removed from office.

                  Section 5. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

                  Section 6. Powers and Duties. The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

                                  ARTICLE V

                              GENERAL PROVISIONS

                  Section 1. Fixing the Record Date. (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided that the Board of Directors may fix a new record date for the adjourned meeting.

                  (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

                  (c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

                  Section 2. Dividends. Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

                  Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                  Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

                  Section 5. Voting of Stock Owned by the Corporation. The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

                  Section 6. Amendments. These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.

                                                                Exhibit T3B-7

                        AUTHENTIC FITNESS ON-LINE, INC.
                                     *****
                                    BY-LAWS
                                     *****

                                   ARTICLE I
                                    OFFICES

         Section 1 The registered office shall be in Carson City, Nevada.

         Section 2 The corporation may also have offices at such other places both within and without the State of Nevada as the board of directors may from time to time determine or the business of the corporation may require.

                                  ARTICLE II

                           MEETINGS OF STOCKHOLDERS

         Section 1 Annual meetings of the stockholders shall be held anywhere within or without the State of Nevada. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

         Section 2 Annual meetings of stockholders, commencing with the year 1999, shall be held at a time to be designated by the Board of Directors, if not a legal holiday, and if a legal holiday, then on the next secular day following, at 10:00 A.M., at which they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

         Section 3 Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the articles of incorporation, may be called by the chief executive officer and shall be called by the chief executive officer or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

         Section 4 Notices of meetings shall be in writing and signed by the chief executive officer, president or a vice president, or the secretary, or an assistant secretary, or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time when and the place where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete, and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery or mailing of the notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

         Section 5 Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

         Section 6 The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the articles of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

         Section 7 When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the articles of incorporation a different vote is required in which case such express provision shall govern and control the decision of such question.

         Section 8 Every stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation.

         Section 9 At any meeting of the stockholders, any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No such proxy shall be valid after the expiration of six months (6) from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven years from the date of its execution. Subject to the above, any proxy duly executed is not revoked and continues in full force and effect until an intent revoking it or a duly executed proxy bearing a later date is filed with the secretary of the corporation.

         Section 10 Any action, which may be taken by the vote of the stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the articles of incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

                                  ARTICLE III

                                   DIRECTORS

         Section 1 The number of directors shall be neither more than five (5) nor less than three (3). The number of directors is to be fixed by vote of the shareholders. The directors shall be elected at the annual meeting of the stockholders, and except as provided in Section 2 of this article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

         Section 2 Vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum. When one or more directors shall give notice of his or their resignation to the board, effective at a future date, the board shall have power to fill such vacancy or vacancies to take effect when such resignation or resignations shall become effective, each director so appointed to hold office during the remainder of the term of office of the resigning director or directors.

         Section 3 The business of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the articles of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

                                  ARTICLE IV

                      MEETINGS OF THE BOARD OF DIRECTORS

         Section 1 The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Nevada.

         Section 2 The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

         Section 3 Regular meetings of the board of directors may be held without notice at such time and place as shall from time to time be determined by the board.

         Section 4 Special meetings of the board of directors may be called by the chief executive officer, president or secretary on the written request of two directors. Written notice of special meetings of the board of directors shall be given to each director at least one (1) day before the date of the meeting.

         Section 5 A majority of the board of directors, at a meeting duly assembled, shall be necessary to constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the articles of incorporation. Any action required or permitted to be taken at a meeting of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof.

                                   ARTICLE V

                            COMMITTEES OF DIRECTORS

         Section 1 The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation, which, to the extent provided in the resolution, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers on which the corporation desires to place a seal. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.

         Section 2 The committees shall keep regular minutes of their proceedings and report the same to the board when required.

                                  ARTICLE VI

                           COMPENSATION OF DIRECTORS

         Section 1 The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                                  ARTICLE VII

                                    NOTICES

         Section 1 Notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by facsimile telecommunication.

         Section 2 Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meetings; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney trust be in writing.

         Section 3 Whenever any notice whatever is required to be given under the provisions of the statutes, of the articles of incorporation or of these by-laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                 ARTICLE VIII

                                   OFFICERS

         Section 1 The officers of the corporation shall be chosen by the board of directors and shall be a chief executive officer, a president, a vice president, a secretary and a treasurer. Any person may hold two or more offices.

         Section 2 The Chairman of the board of directors shall serve concurrently as the chief executive officer. The president will report to the chief executive officer.

         Section 3 The board of directors at its first meeting after each annual meeting of stockholders shall choose a chief executive officer, a president, a vice president, a secretary and a treasurer, none of whom need be a member of the board.

         Section 4 The board of directors may appoint additional vice presidents, and assistant secretaries and assistant treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

         Section 5 The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

         Section 6 The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the board of directors.

                          THE CHIEF EXECUTIVE OFFICER

         Section 1 The chief executive officer shall be the highest ranking officer of the corporation, shall preside at all meetings of the stockholders and the board of directors, shall have general and active management of the business of the corporation, and shall see that all orders and resolutions of the board of directors are carried into effect.

                                 THE PRESIDENT

         Section 2 The President shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

                              THE VICE PRESIDENT

         Section 1 The vice president shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties as the board of directors may from time to time prescribe.

                                 THE SECRETARY

         Section 1 The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall keep in safe custody the seal of the corporation and, when authorized by the board of directors, affix the same to any instrument requiring it and, when so affixed, it shall be attested by his signature or by the signature of the treasurer or an assistant secretary.

                                 THE TREASURER

         Section 1 The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

         Section 2 He shall disburse the funds of the corporation as may be ordered by the board of directors taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at the regular meetings of the board, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

         Section 3 If required by the board of directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

                                  ARTICLE IX

                                INDEMNIFICATION

         Section 1 Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because he or a person whom he legally represents is or was a director or officer of the corporation or is or was serving at the request of the corporation of for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, is indemnified and held harmless to the fullest legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlements) reasonably incurred or suffered by him in connection with his acting. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The right of indication is a contract right that may be enforced in any matter desired by the person.

         Section 2 The directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred in any capacity or arising out of the status, whether or not the corporation would have the power to indemnify the person.

         Section 3 The directors may adopt other bylaws regarding indemnification and may amend the bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

                                   ARTICLE X

                             CERTIFICATES OF STOCK

         Section 1 Every stockholder shall be entitled to have a certificate, signed by the president or a vice president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation is authorized to issue shares of more than one class or more than one series of any class, there shall be set forth upon the face or back of the certificate, or the certificate shall have a statement that the corporation will furnish to any stockholders upon request and without charge, a full or summary statement of the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, and, if the corporation shall be authorized to issue only special stock, such certificate shall set forth in full or summarize the rights of the holders of such stock.

         Section 2 Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of the officers or agents of the corporation may be printed or lithographed upon such certificate in lieu of the actual signatures. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the corporation, such certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be an officer or officers of such corporation.

                               LOST CERTIFICATES

         Section 1 The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

                               TRANSFER OF STOCK

         Section 1 Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

                           CLOSING OF TRANSFER BOOKS

         Section 1 The directors may prescribe a period not exceeding sixty days prior to any meeting of the stockholders during which no transfer of stock on the books of the corporation may be made, or may fix a day not more than sixty days prior to the holding of any such meeting as the day as of which stockholders entitled to notice of and to vote at such meeting shall be determined; and only stockholders of record on such day shall be entitled to notice or to vote at such meeting.

                            REGISTERED STOCKHOLDERS

         Section 1 The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                                  ARTICLE XI

                              GENERAL PROVISIONS

                                   DIVIDENDS

         Section 1 Dividends upon the capital stock of the corporation, subject to the provisions of the articles of incorporation, if any, may be declared by the board of directors at any regular or special meeting pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the articles of incorporation.

         Section 2 Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserves in the manner in which it was created.

                                    CHECKS

         Section 1 All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

                                  FISCAL YEAR

         Section 1 The fiscal year of the corporation shall be fixed by resolution of the board of directors.

                                     SEAL

         Section 1 The corporate seal shall have inscribed thereon the name of the corporation, the year of its incorporation and the words "Corporate Seal, Nevada."

                                  ARTICLE XII

                                  AMENDMENTS

         Section 1 These by-laws may be altered or repealed at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration or repeal be contained in the notice of such special meeting.

                  I, THE UNDERSIGNED, being the secretary of Authentic Fitness On-line, Inc. DO HEREBY CERTIFY the foregoing to be the by-laws of said corporation, as adopted by action by written consent of the directors dated November 19, 1998.
                                                  /s/ Stanley P. Silverstein
                                                  ---------------------------
                                                  Secretary

                                                                Exhibit T3B-8

                                    BY-LAWS

                                      OF

                              S Acquisition Corp.

                                   ARTICLE I

                                    OFFICES

                  Section 1. The registered office shall be in the City of Wilmington, County of Newcastle, State of Delaware.

                  Section 2. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.
                                  ARTICLE II

                           MEETINGS OF STOCKHOLDERS

                  Section 1. Meetings of stockholders shall be held at any place within or outside the State of Delaware designated by the Board of Directors. In the absence of any such designation, stockholders' meetings shall be held at the principal executive office of the corporation.

                  Section 2. The annual meeting of stockholders shall be held each year on a date and a time designated by the Board of Directors. At each annual meeting directors shall be elected and any other proper business may be transacted.

                  Section 3. A majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation, or by these By-Laws. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum and the votes present may continue to transact business until adjournment. If, however, such quorum shall not be present or represented at any meeting of the stockholders, a majority of the voting stock represented in person or by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote thereat.

                  Section 4. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes, or the Certificate of Incorporation, or these By-Laws, a different vote is required in which case such express provision shall govern and control the decision of such question.

                  Section 5. At each meeting of the stockholders, each stockholder having the right to vote may vote in person or may authorize another person or persons to act for him or her by proxy appointed by an instrument in writing subscribed by such stockholder and bearing a date not more than three years prior to said meeting, unless said instrument provides for a longer period. All proxies must be filed with the Secretary of the corporation at the beginning of each meeting in order to be counted in any vote at the meeting. Each stockholder shall have one vote for each share of stock having voting power, registered in his or her name on the books of the corporation on the record date set by the Board of Directors as provided in
Article V, Section 6 hereof. All elections shall be had and all questions decided by a plurality vote.

                  Section 6. Special meetings of the stockholders, for any purpose, or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the Chairman of the Board of Directors (the "Chairman of the Board") and shall be called by the Chairman of the Board or the Secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding, and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

                  Section 7. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The written notice of any meeting shall be given to each stockholder entitled to vote at such meeting not less than ten or nor more than sixty days before the date of the meeting. Such written notice shall be delivered to each stockholder in the manner provided in Section 6 of Article VI of these By-Laws.

                  Section 8. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

                  Section 9. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.
                                  ARTICLE III

                                   DIRECTORS

                  Section 1. The number of directors which shall constitute the whole Board shall be not less than one (1) nor more than nine (9). The Board shall consist of five (5) directors. The Directors need not be stockholders. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his or her successor is elected and qualified; provided, however, that unless otherwise restricted by the Certificate of Incorporation or by law, any director or the entire Board of Directors may be removed, either with or without cause, from the Board of Directors at any meeting of stockholders by a majority of the stock represented and entitled to vote thereat.

                  Section 2. Vacancies on the Board of Directors by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. The directors so chosen shall hold office until the next annual election of directors and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

                  Section 3. The property and business of the corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

                      MEETINGS OF THE BOARD OF DIRECTORS

                  Section 4. The directors may hold their meetings and have one or more offices, and keep the books of the corporation outside of the State of Delaware.

                  Section 5. Regular meetings of the Board of Directors shall be held at such time and place as shall from time to time be determined by the Board. Reasonable advance notice of the time and place of each regular meeting shall be issued by the secretary of the corporation to each director in the manner provided in Section 6 of Article VI of these By-Laws.

                  Section 6. Special meetings of the Board of Directors may be called by the Chairman of the Board and shall be called by the Chairman of the Board on the written request of any two directors. All special meetings shall be called by written notice issued by the Secretary of the corporation on instruction of the Chairman of the Board. Such written notice shall be delivered to each director in the manner provided in Section 6 of Article VI of these By-Laws at least ten days in advance of the special meeting, provided that less notice may be given if the Chairman of the Board determined in good faith that less notice is advisable in view of the urgency of the matter to be presented to the Board.

                  Section 7. At all meetings of the Board of Directors a majority of the authorized number of directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the vote of a majority of the directors present at any meeting at which there is a quorum, shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, by the Certificate of Incorporation or by these By-Laws. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                  Section 8. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

                  Section 9. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

                            COMMITTEES OF DIRECTORS

                  Section 10. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each such committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the By-Laws of the corporation; and, unless the resolution or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

                  Section 11. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

                           COMPENSATION OF DIRECTORS

                  Section 12. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                                INDEMNIFICATION

                  Section 13. The corporation shall indemnify every person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of the corporation or, while a director, officer or employee of the corporation, is or was serving at the request of the corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including counsel fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding, to the full extent permitted by applicable law.

                                  ARTICLE IV

                                   OFFICERS

                  Section 1. The officers of this corporation shall be chosen by the Board of Directors and may include a Chairman of the Board, a President, a Secretary and a Treasurer and may also include one or more Vice Presidents, one or more Assistant Secretaries and Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of
Section 3 hereof. In the event there are two or more Vice Presidents, then one or more may be designated as Executive Vice President, Senior Vice President, or other similar or dissimilar title. At the time of the election of officers, the directors may by resolution determine the order of their rank. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these By-Laws otherwise provide.

                  Section 2. The Board of Directors, at its first meeting after each annual meeting of stockholders, shall choose the officers of the corporation.

                  Section 3. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

                  Section 4. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

                  Section 5. The officers of the corporation shall hold office until their successors are chosen and qualify in their stead. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. If the office of any officer or officers becomes vacant for any reason, the vacancy shall be filled by the Board of Directors.

                             CHAIRMAN OF THE BOARD

                  Section 6. The Chairman of the Board shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He or she shall preside at all meetings of the stockholders and at all meetings of the Board of Directors. He or she shall be an ex-officio member of all committees and shall have the general powers and duties of management usually vested in the office of Chief Executive officer of corporations.

                                   PRESIDENT

                  Section 7. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the President shall have such other powers and duties as may be prescribed by the Board of Directors or these By-Laws.

                                VICE PRESIDENTS

                  Section 8. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall have such other duties as from time to time may be prescribed for them, respectively, by the Board of Directors or the Chairman of the Board.

                       SECRETARY AND ASSISTANT SECRETARY

                  Section 9. The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose; and shall perform like duties for the standing committees when required by the Board of Directors. He or she shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or these By-Laws. He or she shall keep in safe custody the seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it, and when so affixed it shall be attested by his or her signature or by the signature of an Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his or her signature.

                  Section 10. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors, or if there be no such determination, the Assistant Secretary designated by the Board of Directors, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

                       TREASURER AND ASSISTANT TREASURER

                  Section 11. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys, and other valuable effects in the name and to the credit of the corporation, in such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Board of Directors at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the corporation. If required by the Board of Directors, he or she shall give the corporation a bond, in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors, for the faithful performance of the duties of his or her office and for the restoration to the corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

                  Section 12. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors, or if there be no such determination, the Assistant Treasurers designated by the Board of Directors shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

                                   ARTICLE V

                             CERTIFICATES OF STOCK

                  Section l. Every holder of stock of the corporation shall be entitled to have a certificate signed by, or in the name of the corporation by, the Chairman of the Board of Directors, the President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer of the corporation, certifying the number of shares represented by the certificate owned by such stockholder in the corporation.

                  Section 2. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

                  Section 3. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

                    LOST, STOLEN OR DESTROYED CERTIFICATES

                  Section 4. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                              TRANSFERS OF STOCK

                  Section 5. Upon surrender to the corporation, or the transfer agent of the corporation, of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

                              FIXING RECORD DATE

                  Section 6. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of the stockholders, or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                            REGISTERED STOCKHOLDERS

                  Section 7. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

                                  ARTICLE VI

                              GENERAL PROVISIONS

                                   DIVIDENDS

                  Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

                  Section 2. Before payment of any dividend there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve.

                                    CHECKS

                  Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

                                  FISCAL YEAR

                  Section 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

                                     SEAL

                  Section 5. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                    NOTICES

                  Section 6. Whenever, under the provisions of the statutes or of the Certificate of Incorporation or of these By-Laws, notice is required to be given to any director or stockholder, such notice shall be in writing and shall be deemed to have been duly given, (a) in the case of a stockholder, when delivered personally (by courier or nationally recognized overnight delivery service or otherwise) or on the date deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the corporation, and (b) in the case of a director, when delivered personally (by courier or nationally recognized overnight delivery service or otherwise), when delivered by telecopy if receipt is confirmed by return telecopy (either automatically by the telecopy machine or by any person at the location where the telecopy from the corporation is received), to his or her address (or, in the case of delivery by telecopy, his or her telecopy number) as it appears on the records of the corporation.

                  Section 7. Whenever any notice is required to be given under the provisions of the statutes or of the Certificate of Incorporation or of these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                               ANNUAL STATEMENT

                  Section 8. The Board of Directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

                                  ARTICLE VII

                                  AMENDMENTS

                  Section 1. These By-Laws may be altered, amended or repealed or new By-Laws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation, at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such special meeting. If the power to adopt, amend or repeal By-laws is conferred upon the Board of Directors by the Certificate of Incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal By-Laws.

                                                                Exhibit T3B-9

                                    BYLAWS

                                      OF

                         AUTHENTIC FITNESS RETAIL INC.

                                   ARTICLE I

                                    OFFICES

         Section 1. Registered Office. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

         Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

         Section 3. Books. The books of the Corporation may be kept within or without of the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

                                  ARTICLE II

                           MEETINGS OF STOCKHOLDERS

         Section 1. Time and Place of Meetings. All meetings of stockholders shall be held at such place, either within or without the State of Delaware, on such date and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a designation by the Board of Directors).

         Section 2. Annual Meetings. Annual meetings of stockholders, commencing with the year 1993, shall be held to elect the Board of Directors and transact such other business as may properly be brought before the meeting.

         Section 3. Special Meetings. Special meetings of stockholders may be called by the Board of Directors or the Chairman of the Board and shall be called by the Secretary at the request in writing of holders of record of a majority of the outstanding capital stock of the Corporation entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

         Section 4. Notice of Meetings and Adjourned Meetings; Waivers of Notice. (a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended ("Delaware Law"), such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. Unless these bylaws otherwise require, when a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

         (b) A written waiver of any such notice signed by the person entitled thereto, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

         Section 5. Quorum. Unless otherwise provided under the certificate of incorporation or these bylaws and subject to Delaware Law, the presence, in person or by proxy, of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business.

         Section 6. Voting. (a) Unless otherwise provided in the certificate of incorporation and subject to Delaware Law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder. Unless otherwise provided in Delaware Law, the certificate of incorporation or these bylaws, the affirmative vote of a majority of the shares of capital stock of the Corporation present, in person or by proxy, at a meeting of stockholders and entitled to vote on the subject matter shall be the act of the stockholders.

         (b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

         Section 7. Action by Consent. (a) Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

         (b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section and Delaware Law to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

         Section 8. Organization. At each meeting of stockholders, the Chairman of the Board, if one shall have been elected, (or in his absence or if one shall not have been elected, the President) shall act as chairman of the meeting. The Secretary (or in his absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof.
         Section 9. Order of Business. The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

                                  ARTICLE III

                                   DIRECTORS

         Section 1. General Powers. Except as otherwise provided in Delaware Law or the certificate of incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

         Section 2. Number, Election and Term of Office. The number of directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than three nor more than nine. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 12 of this Article III, and each director so elected shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal. Directors need not be stockholders.

         Section 3. Quorum and Manner of Acting. Unless the certificate of incorporation or these bylaws require a greater number, a majority of the total number of directors shall constitute a quorum for the transaction of business, and the affirmative vote of a majority of the directors present at meeting at which a quorum is present shall be the act of the Board of Directors. When a meeting is adjourned to another time or place (whether or not a quorum is present), notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board of Directors may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board of Directors the directors present thereat may adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

         Section 4. Time and Place of Meetings. The Board of Directors shall hold its meetings at such place, either within or without the State of Delaware, and at such time as may be determined from time to time by the Board of Directors (or the Chairman in the absence of a determination by the Board of Directors).

         Section 5. Annual Meeting. The Board of Directors shall meet for the purpose of organization, the election of officers and the transaction of other business, as soon as practicable after each annual meeting of stockholders, on the same day and at the same place where such annual meeting shall be held. Notice of such meeting need not be given. In the event such annual meeting is not so held, the annual meeting of the Board of Directors may be held at such place either within or without the State of Delaware, on such date and at such time as shall be specified in a notice thereof given as hereinafter provided in Section 7 of this Article III or in a waiver of notice thereof signed by any director who chooses to waive the requirement of notice.

         Section 6. Regular Meetings. After the place and time of regular meetings of the Board of Directors shall have been determined and notice thereof shall have been once given to each member of the Board of Directors, regular meetings may be held without further notice being given.

         Section 7. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board or the President and shall be called by the Chairman of the Board, President or Secretary on the written request of three directors. Notice of special meetings of the Board of Directors shall be given to each director at least three days before the date of the meeting in such manner as is determined by the Board of Directors.

         Section 8. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the certificate of incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the bylaws of the Corporation; and unless the resolution of the Board of Directors or the certificate of incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

         Section 9. Action by Consent. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

         Section 10. Telephonic Meetings. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence-in person at the meeting.

         Section 11. Resignation. Any director may resign at any time by giving written notice to the Board of Directors or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

         Section 12. Vacancies. Unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until his successor is elected and qualified, or until his earlier death, resignation or removal. If there are no directors in office, then an election of directors may be held in accordance with Delaware Law. Unless otherwise provided in the certificate of incorporation, when one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in the filling of other vacancies.

         Section 13. Removal. Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation entitled to vote and the vacancies thus created may be filled in accordance with Section 12 of this Article III.

         Section 14. Compensation. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

                                  ARTICLE IV

                                   OFFICERS

         Section 1. Principal Officers. The principal officers of the Corporation shall be a Chief Executive Officer, a President, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint one person may hold the offices and perform the duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.

         Section 2. Election. Term of Office and Remuneration. The principal officers of the Corporation shall be elected annually by the Board of Directors at the annual meeting thereof. Each such officer shall hold office until his successor is elected and qualified, or until his earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board of Directors. Any vacancy in any office shall be filled in such manner as the Board of Directors shall determine.

         Section 3. Subordinate Officers. In addition to the principal officers enumerated in Section 1 of this Article IV, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary, each of whom shall hold office for such period as the Board of Directors may from time to time determine. The Board of Directors may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

         Section 4. Removal. Except as otherwise permitted with respect to subordinate officers, any officer may be removed, with or without cause, at any time, by resolution adopted by the Board of Directors.

         Section 5. Resignations. Any officer may resign at any time by giving written notice to the Board of Directors (or to a principal officer if the Board of Directors has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

         Section 6. Powers and Duties. The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board of Directors.

                                   ARTICLE V

                              GENERAL PROVISIONS

         Section 1. Fixing the Record Date. (a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided that the Board of Directors may fix a new record date for the adjourned meeting.

         (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by, the Board of Directors is required by Delaware Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by Delaware Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

         (c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

         Section 2. Dividends. Subject to limitations contained in Delaware Law and the certificate of incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

         Section 3. Fiscal Year. The fiscal year of the Corporation shall commence on the Sunday following the Saturday nearest to June 30 in each year and end on the Saturday nearest to June 30 in each year.

         Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

         Section 5. Voting of Stock Owned by the Corporation. The Board of Directors may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.

         Section 6. Amendments. These bylaws or any of them, may be altered, amended or repealed, or new bylaws may be made, by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the Board of Directors.

                                                                  Exhibit T3B-10


                                   BY-LAWS OF
                              CCC ACQUISITION CORP.
                     (hereinafter called the "Corporation")

                                    ARTICLE I

                                     OFFICES

                  Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                   ARTICLE II
                            MEETINGS OF STOCKHOLDERS

                  Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or. for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

                  Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

                  Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

                  Section 4. Quorum. Except as otherwise, provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

                  Section 5. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

                  Section 6. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior-notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                  Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

                  Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                                   ARTICLE III

                                    DIRECTORS

                  Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in
Section 2 of this Article, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

                  Section 2. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

                  Section 3. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

                  Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary, or appropriate in the circumstances.

                  Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                  Section 6. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

                  Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

                  Section 8. Committees. The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

                  Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                  Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.
                                   ARTICLE IV

                                    OFFICERS

                  Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

                  Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

                  Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

                  Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. He shall be the Chief Executive Officer of the Corporation, and except where by law the signature of the President is required, the Chairman of the Board of Directors, shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 5. President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chairman of the Board of Directors; the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 6. Vice Presidents. At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

         Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

                  Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

                  Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                    ARTICLE V

                                      STOCK

                  Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

                  Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

                  Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person, claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                  Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

                  Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

                                   ARTICLE VI

                                     NOTICES

                  Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

                  Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                   ARTICLE VII

                               GENERAL PROVISIONS

                  Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

                  Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

                  Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                  Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                  ARTICLE VIII

                                 INDEMNIFICATION

                  Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right, of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in
Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

                  Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

                  Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent' otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                  Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

                  Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

                  Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

                  Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

                  Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

                  Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this
Article VIII to directors and officers of the Corporation.

                                   ARTICLE IX

                                   AMENDMENTS

                  Section l. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

                  Section 2. Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                  Exhibit T3B-11


                                     BY-LAWS

                                       of

                             C. F. HATHAWAY COMPANY

                        (FORMERLY WARNER-HATHAWAY, INC.)

                                    ARTICLE I

                                     Offices

                  Section 1. Principal and Other Offices. In addition to its principal office in the State of Delaware, the Corporation may have such other offices within or without the State of Delaware as the Board of Directors shall from time to time determine or the business of the Corporation shall require.

                                   ARTICLE II

                            Meetings of Stockholders

                  Section 1. Annual Meetings. The annual meeting of the stockholders of the Corporation, for the election of Directors and for the transaction of such other business as may be brought before the meeting, shall be held at such place in the City of Bridgeport, State of Connecticut, or at such other place stated in the notice of meeting within or without the State of Delaware as the Board of Directors may determine, and at such hour stated in the notice of meeting as the Board of Directors may determine, on the second Monday of March in each year commencing with the year 1961, or if such day be a legal holiday then on the next succeeding business day which is not a legal holiday.

                  Section 2. Special Meetings. Special Meetings of stockholders may be held upon the call of the President, a Vice President, a majority of the Board of Directors, or stockholders holding at least 25% of the outstanding capital stock entitled to vote at said meeting. The time and place at which such meeting shall be held shall be stated in the call and notice thereof. Special meetings may also be called and held in such cases and in such manner as may be specially provided by law.

                  Section 3. Notice. Except as hereinafter in this section provided or as may be otherwise required by law, notice of every meeting of stockholders shall be in writing and signed by the President, a Vice President, the Secretary or an Assistant Secretary, and shall state the purpose or purposes for which the meeting is called and the time when the place where it is to be held. A copy of such notice shall be delivered, either personally or by mail or by any other lawful means, to each stockholder of record entitled to vote at such meeting not less than ten days before the meeting. If mailed, such notice shall be directed to a stockholder at his address as it appears on the stock book of the Corporation unless he shall have filed with the Secretary a written request that notices intended for him be mailed to some other address, in which case it shall be mailed to the address designated in such request.

                  Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy or who shall waive such notice in writing, including waiver by telegraph, cable or wireless. Notice of any adjourned meeting need not be given otherwise than by announcement at the meeting at which the adjournment is taken.

                  Section 4. Quorum. At all meetings of stockholders the presence in person or by proxy of the holders of a majority of the issued and outstanding capital stock of the Corporation entitled to vote shall be necessary in order to constitute a quorum; however, a majority of the stockholders present at any meeting at which a quorum is not present shall have power to adjourn such meeting from time to time until a quorum shall be present. At any such adjourned meeting at which a quorum shall be present any business may be transacted which might have been transacted at the meeting as originally called.

                  Section 5. Organization. The President or any Vice President, or in their absence, a chairman elected at the meeting, shall preside over meetings of stockholders. The Secretary of the Corporation shall act as Secretary of such meetings if present, or in his absence the chairman of the meeting may appoint a secretary.

                  Section 6. Voting. At all meetings of stockholders the voting may be viva voce or by ballot. All matters, except as otherwise provided by law, by the Certificate of Incorporation, or by these By-Laws, shall be decided by a majority in interest of the stockholders of the Corporation present in person or by proxy at such meeting and entitled to vote. Shares belonging to the Corporation shall not be voted directly or indirectly.

                                   ARTICLE III

                                    Directors

                  Section 1. Election of Directors. The first Board of Directors shall consist of five (5) persons. Thereafter the Board of Directors shall consist of such number of persons not less than three as may be fixed by a resolution adopted by a majority of the Directors then in office. If no such resolution of the Board of Directors fixing the number of Directors shall be in effect, the number of Directors shall be five (5). Directors shall be elected at the annual meeting of the stockholders or as soon thereafter as practicable, and each Director shall continue in office until the next annual meeting of stockholders or until his successor is elected and shall qualify. Directors need not be stockholders.

                  Section 2. Powers. The property, affairs and business of the Corporation shall be managed by its Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute, the Certificate of Incorporation or these By-Laws required to be exercised or done by the stockholders.

                  Section 3. Meetings. Meetings of the Board of Directors shall be held at the time fixed by the Board of Directors or upon call of the President or any two Directors, and may be held at any place within or without the State of Delaware. The Secretary or other officer performing his duties shall give reasonable notice (which need not in any event exceed three days) of all meetings of Directors, provided that a meeting may be held without notice immediately after the annual election and notice need not be given of regular meetings held at a time fixed by resolution of the Board of Directors. Meetings may be held at any time without notice if all the Directors are present and if those not present waive notice either before or after the meeting. One third of the total number of Directors, but not less than two Directors, shall constitute a quorum. The act of a majority of the Directors present at any meeting shall be the act of the Board of Directors. In the absence of a quorum a majority of the Directors present may adjourn any meeting from time to time without notice.

                  Section 4. Committees. The Board of Directors may by a resolution passed by a majority of the Directors in office designate one or more committees which, to the extent provided in such resolution or resolutions, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, including the power to authorize the impression of the seal of the Corporation on all papers which may require it but not including the power to fill vacancies in the Board of Directors, the power to change the membership of or fill vacancies in any such committee or the power to change the By-Laws. The Board of Directors shall have the power at any time to change the membership of, to fill vacancies in, or to discharge any committee. Each such committee shall make rules for the conduct of its business and shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. A majority of the members of each such committee, if the committee be composed of more than two members, shall constitute a quorum.

                  Section 5. Removal of Directors. Any director may be removed at any time, either with or without cause, by the affirmative vote of the holders of record of a majority of the shares of stock outstanding and entitled to vote at a special meeting of the stockholders called for such purpose. The vacancy in the Board of Directors caused by any such removal may be filled by the stockholders at such meeting or at any subsequent meeting.

                  Section 6. Vacancies. If the office of any Director or Directors becomes vacant for any reason (including without limitation a vacancy created due to an increase in the number of Directors), other than removal by more than a majority of the holders of the shares of the Corporation then outstanding and entitled to vote on such action, a majority of the Directors then in office may choose a successor or successors who shall hold office for the unexpired term with respect to which such vacancy occurred or until the next election of Directors or until such vacancy may be filled by the stockholders at any meeting thereof.

                  In case the entire Board of Directors shall die or resign, any stockholder may call a special meeting of stockholders in the same manner that the President may call such a meeting as provided in Section 2 of Article II of these By-Laws, and Directors for the unexpired term may be elected at such meeting in the manner provided for their election in Section 1 of this Article III.

                  Section 7. Rules and Order of Business. The Board of Directors may adopt such rules and regulations not inconsistent with the laws of the State of Delaware, the Certificate of Incorporation, or these By-Laws for the conduct of their meetings and the management of the affairs of the Corporation as they may deem proper, and may prescribe the order of business for these meetings and for the meetings of stockholders.

                  Section 8. Directors' Fees. The Board of Directors shall have authority to determine, from time to time, the amount of fees and expenses of attendance, if any, which shall be paid to its members for attending meetings of the Board of Directors or of any committee of the Board of Directors. Nothing contained herein shall be construed to preclude any Director from serving the Corporation in any other capacity as officer, agent, or otherwise and receiving compensation therefor.

                  Section 9. Transactions With Interested Directors. No contract or other transaction between the Corporation and any other corporation, and no act of the Corporation shall, in the absence of fraud, in any way be affected or invalidated by the fact that any of the Directors of the Corporation are pecuniarily or otherwise interested in, or are directors, officers or stockholders of, such other corporation. Any Director individually, or any firm or corporation of which such Director may be a member, director, officer or stockholder, or in which such Director may have any other interest, may be a party to, and may be pecuniarily or otherwise interested in, any contract or transaction of the Corporation, provided that the fact that he or such firm or corporation is so interested shall be disclosed and shall have been known to the Board of Directors or a majority thereof; and any Director of the Corporation who is also a director, officer or stockholder of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of the Corporation which shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation and not so interested.

                                   ARTICLE IV

                                    Officers

                  Section 1. Election of Officers. The Board of Directors shall, as soon as may be convenient after each annual meeting of stockholders, elect from their own number a President as an officer of the Corporation. They shall also elect a Secretary and a Treasurer, and they may further elect one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers as officers of the Corporation. No officer except the President need be a Director. Any two or more of the offices mentioned in this section may be held by the same person. The Board of Directors may appoint such additional officers as may be deemed necessary for the business of the Corporation.

                  Section 2. Term of Office. The term of office of all officers shall be until the next annual election of officers and until their respective successors are elected and qualify, but any officer may be removed from office at any time with or without cause by a majority vote of the Board of Directors. Vacancies in the offices shall be filled by the Board of Directors.

                  Section 3. Powers and Duties. The President shall be the chief executive officer of the Corporation. The other officers of the Corporation shall have such powers and duties, except as modified by the Board of Directors, as generally pertain to their respective offices as well as such powers and duties as from time to time shall be conferred by the Board of Directors.

                                    ARTICLE V

                                  Capital Stock

                  Section 1. Certificates of Stock. Certificates of stock shall be in such form and executed in such manner as may be prescribed by law and by the Board of Directors.

                  Section 2. Transfer of Shares. Transfer of shares shall be made only on the books of the Corporation by the holders thereof in person or by attorney upon surrender of the certificates therefor duly endorsed.

                  Section 3. Closing of Transfer Books or Taking Records of Stockholders. The Board of Directors may prescribe a period not exceeding fifty days prior to the date of any meeting of the stockholders, or prior to the last day on which the consent or dissent of stockholders may be effectively expressed for any purpose, without a meeting, during which no transfer of stock on the books of the Corporation may be made; or in lieu of prohibiting the transfer of stock, may fix a time, not more than fifty days prior to the date of any meeting of stockholders, or prior to the last day on which the consent or dissent of stockholders may be effectively expressed for any purpose without a meeting, as the time as of which stockholders entitled to notice of and to vote at such a meeting or whose consent or dissent is required or may be expressed for any purpose, as the case may be, shall be determined; and all persons who were holders of record of voting stock at such time and no others shall be entitled to notice of and to vote at such meeting or to express their consent or dissent, as the case may be. The Board of Directors may also fix a time not exceeding fifty days preceding the date fixed for the payment of any dividend or the making of any distribution, or for the delivery of evidences of rights, or evidences of interests arising out of any change, conversion or exchange of capital, as the time as of which stockholders entitled to receive any such dividend, distribution, rights or interests shall be determined, or, at its option, in lieu of so fixing a record time, may prescribe a period not exceeding fifty days prior to the date for such payment, distribution or delivery during which no transfer of stock on the books of the Corporation may be made. ARTICLE VI

                                  Miscellaneous

                  Section 1. Depositories. The Board of Directors may select such depositories as it shall deem proper for the funds of the Corporation. All checks and drafts against funds so deposited shall be signed in such manner and by such persons as may from time to time be authorized by the Board of Directors.
                  Section 2. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors of the Corporation.

                  Section 3. Seal. The corporate seal of the Corporation shall be in such form as the Board of Directors shall prescribe.

                  Section 4. Amendments. These By-Laws shall be subject to alteration, amendment or repeal either by the affirmative vote of the holders of a majority of the issued and outstanding shares of capital stock of the Corporation entitled to vote, given at any meeting of stockholders the notice of which contains notice of the proposed alterations, amendment or repeal, or by the affirmative vote of a majority of the Board of Directors, given at any meeting of the Board of Directors notice of which contains notice of the proposed alteration, amendment or repeal.

                                                                  Exhibit T3B-12

                                     BY-LAWS

                                       OF

                         CALVIN KLEIN JEANSWEAR COMPANY

                     (hereinafter called the "Corporation")

                                    ARTICLE I

                                     OFFICES

                  Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                   Article II

                            MEETINGS OF STOCKHOLDERS

                  Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

                  Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

                  Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

                  Section 4. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

                  Section 5. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

                  Section 6. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                  Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

                  Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                                   ARTICLE III

                                    DIRECTORS

                  Section 1. Number and Election of Directors. The Board of Directors shall consist of three members, one of whom shall be appointed by Arnold H. Simon and one of whom shall be appointed by Charterhouse Equity Partners II, L.P. The third director shall be appointed by the unanimous consent of Arnold H. Simon and Charterhouse Equity Partners II, L.P. Directors shall be elected at Annual Meetings of Stockholders in accordance with the foregoing, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

                  Section 2. Vacancies. Vacancies may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, in accordance with the provisions of Section I, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

                Section 3. Duties and Powers; Certain Major Decisions. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercises or done by the stockholders.

                  The Corporation shall not, and shall not permit any of its subsidiaries to, and no officer, employee or other agent of the Corporation or any of its subsidiaries shall have the authority, in the name or on behalf of the Company or any of its subsidiaries, to, take any of the following actions, directly or indirectly, without the prior written consent of a majority of the total number of members of the Board of Directors:

                           (a) own, manage or operate any business not
principally engaged in the design, promotion, manufacture, distribution or sale of products designed, promoted, manufactured, distributed or sold by the Corporation or any of its subsidiaries or affiliates;

                           (b) establish, approve or modify the Corporation's
annual budget;

                           (c) establish or modify the Corporation's accounting
policies, practices or procedures;

                           (d) engage or dismiss the Corporation's independent
accountants or investment bankers;

                           (e) engage in any transaction with an affiliate
(other than any subsidiary or affiliate owned by, or under common control with, the Corporation) or a spouse or descendant of Arnold H. Simon, or an executor, guardian, committee, trustee or other fiduciary acting on behalf of or for the benefit of such spouse or descendant (including, without limitation, any transaction with the Stephen or Lydia Huang or any affiliates of Stephen or Lydia Huang);

                           (f) incur any indebtedness in excess of $100,000 to a
third party (other than trade debt in the ordinary course of business and consistent with past practice), or guarantee the payment of any money or debt of another person or entity, or guarantee the performance of any other obligation of another person or entity, other than guarantees in the ordinary course of business and consistent with past practice;

                           (g) appoint or remove any executive officer
(including the chief financial officer and the chief accounting officer);

                           (h) provide compensation to the five most highly
compensated senior executives of the Corporation and its subsidiaries;

                           (i) amend or restate the Corporation's certificate of
incorporation or by-laws;

                           (j) make any capital expenditure, or investment in
securities of any person (it being understood that the acquisition of a business unit shall be deemed such an expenditure or investment), in either case in excess of $100,000 in the case of any single capital expenditure or investment, provided that such amount shall be $150,000 in the case of any single capital expenditure not included in the annual budget approved by a majority of the total number of directors (it being understood that commitments under leases shall not be deemed capital expenditures or investments for this purpose);

                           (k) any disposition or encumbrance of assets (other
than in the ordinary course of business and consistent with past practice) in a single transaction for an aggregate consideration in excess of $100,000;

                           (l) any leasehold commitment involving consideration
or the creation of a liability, contingent or otherwise, in excess of $1,000,000 (rent, plus fixed escalation times number of years for any single property);

                           (m) declare dividends or make distributions in
respect of the Corporation's capital stock, or issue, sell, redeem, purchase or otherwise acquire any capital stock of the corporation;

                           (n) initiate any lawsuit, administrative proceeding
or other legal claim where the amount at issue exceeds $250,000 or settle any lawsuit, administrative proceeding, or other legal claim, where the amount of the settlement exceeds $100,000 (other than the initiation of collection proceedings);

                           (o) organize, create or establish any subsidiary
within the United States or any subsidiary, branch office or other business establishment outside the United States;

                           (p) grant any general power of attorney or other
unlimited authority to act on behalf or in the name of the Corporation or any subsidiary;

                           (q) waive, release or abandon any legitimate rights
or claim against any person or entity potentially liable to the Corporation or any subsidiary for more than $100,000;

                           (r) adoption or revision of general policy matters of
a material nature relating to the Corporation or any subsidiary and its operations;

                           (s) all actions relating to tax and tax-related
matters material to the Corporation or its shareholders, including, without limitation, tax elections and tax audits; and

                           (t) modification or termination of any contract which
is material to the business of the Corporation.

                  Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

                  Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                  Section 6. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if all the members of the Board of Directors, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

                  Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, may participate in a meeting of the Board of Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this
Section 7 shall constitute presence in person at such meeting.

                  Section 8. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

                  Section 9. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer present at or participates in the meeting of the Board of Directors thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors which authorizes the contract or transaction.

                                   ARTICLE IV

                                    OFFICERS

                  Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and Treasurer. The Board of Directors, in its discretion, may also choose a chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

                  Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

                  Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

                  Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. Except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 5. President. The President shall be the Chief Executive Officer of the Corporation and shall be a director. The President shall, subject to the control of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 6. Vice Presidents. At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

                  Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

                  Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

                  Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                    ARTICLE V

                                      STOCK

                  Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

                  Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

                  Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                  Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

                  Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

                                   ARTICLE VI

                                     NOTICES

                  Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

                  Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                   ARTICLE VII

                               GENERAL PROVISIONS

                  Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

                  Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

                  Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                  Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                  ARTICLE VIII

                                 INDEMNIFICATION

                  Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  Section 2. Power to Indemnify Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director of officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless authorized by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in
Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

                  Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

                  Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                  Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

                  Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

                  Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

                  Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

                  Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

                  Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this
Article VIII to directors and officers of the Corporation.

                                   ARTICLE IX

                                   AMENDMENTS

                  Section 1. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a unanimous vote of the entire Board of Directors then in office.

                  Section 2. Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                  Exhibit T3B-13

                                     BY-LAWS

                                       OF

                               CKJ HOLDINGS, INC.

                     (hereinafter called the "Corporation")

                                    ARTICLE I

                                     OFFICES

                  Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

                  Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

                  Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

                  Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

                  Section 4. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

                  Section 5. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

                  Section 6. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                  Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

                  Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                                   ARTICLE III

                                    DIRECTORS

                  Section 1. Number and Election or Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in
Section 2 of this Article, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

                  Section 2. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

                  Section 3. Duties and Powers; Certain Mayor Decisions. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

                  The Corporation shall not, and shall not permit any of its subsidiaries to, and no officer, employee or other agent of the Corporation or any of its subsidiaries shall have the authority, in the name or on behalf of the Company or any of its subsidiaries, to, take any of the following actions, directly or indirectly, without the prior written consent of a majority of the total number of members of the Board of Directors:

                           (a) own, manage or operate any business not
principally engaged in the design, promotion, manufacture, distribution or sale of products designed, promoted, manufactured, distributed or sold by the Corporation or any of its subsidiaries or affiliates;

                           (b) establish, approve or modify the Corporation's
annual budget;

                           (c) establish or modify the Corporation's accounting
policies, practices or procedures;

                           (d) engage or dismiss the Corporation's independent
accountants or investment bankers;

                           (e) engage in any transaction with an affiliate
(other than any subsidiary or affiliate owned by, or under common control with, the Corporation) or a spouse or descendant of Arnold H. Simon, or an executor, guardian, committee, trustee or other fiduciary acting on behalf of or for the benefit of such spouse or descendant (including, without limitation, any transaction with the Stephen or Lydia Huang or any affiliates of Stephen or Lydia Huang);

                           (f) incur any indebtedness in excess of $100,000 to a
third party (other than trade debt in the ordinary course of business and consistent with past practice), or guarantee the payment of any money or debt of another person or entity, or guarantee the performance of any other obligation of another person or entity, other than guarantees in the ordinary course of business and consistent with past practice;

                           (g) appoint or remove any executive officer
(including the chief financial officer and the chief accounting officer);

                           (h) provide compensation to the five most highly
compensated senior executives of the Corporation and its subsidiaries;

                           (i) amend or restate the Corporation's certificate of
incorporation or by-laws;

                           (j) make any capital expenditure, or investment in
securities of any person (it being understood that the acquisition of a business unit shall be deemed such an expenditure or investment), in either case in excess of $100,000 in the case of any single capital expenditure or investment, provided that such amount shall be $150,000 in the case of any single capital expenditure not included in an annual budget approved by a majority of the total number of directors (it being understood that commitments under leases shall not be deemed capital expenditures or investments for this purpose);

                           (k) any disposition or encumbrance of assets (other
than in the ordinary course of business and consistent with past practice) in a single transaction for an aggregate consideration in excess of $100,000;

                           (l) any leasehold commitment involving consideration
or the creation of .a liability, contingent or otherwise, in excess of $1,000,000 (rent, plus fixed escalation times number of years for any single property);

                           (m) declare dividends or make distributions in
respect of the Corporation's capital stock, or issue, sell, redeem, purchase or otherwise acquire any capital stock of the Corporation;

                           (n) initiate any lawsuit, administrative proceeding
or other legal claim where the amount at issue exceeds $250,000 or settle any lawsuit, administrative proceeding, or other legal claim, where the amount of the settlement exceeds $100,000 (other than the initiation of collection proceedings);

                           (o) organize, create or establish any subsidiary
within the United States or any subsidiary, branch office or other business establishment outside the United States;

                           (p) grant any general power of attorney or other
unlimited authority to act on behalf or in the name of the Corporation or any subsidiary;

                           (q) waive, release or abandon any legitimate rights
or claim against any person or entity potentially liable to the Corporation or any subsidiary for more than $100,000;

                           (r) adoption or revision of general policy matters of
a material nature relating to the Corporation or any subsidiary and its operations;

                           (s) all actions relating to tax and tax-related
matters material to the corporation or its shareholders, including, without limitation, tax elections and tax audits; and

                           (t) modification or termination of any contract which
is material to the business of the Corporation.

                  Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

                  Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                  Section 6. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

                  Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

                  Section 8. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence c: a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

                  Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                  Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

                                   ARTICLE IV

                                    OFFICERS

                  Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the' Chairman of the Board of Directors, need such officers be directors of the Corporation.

                  Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and Qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

                  Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

                  Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. He shall be the Chief Executive officer of the Corporation, and except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 5. President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chairman of the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 6 Vice Presidents. At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

                  Section 7. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings e- the stockholders and special meetings of the Board or Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. if the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special, meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

                  Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event or his disability or refusal to act, shall perform, the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

                  Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the even of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acing, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of any books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                    ARTICLE V

                                      STOCK

                  Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

                  Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon. a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such office, transfer agent or registrar at the date of issue.

                  Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                  Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

                  Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  Section 5. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote. as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

                                   ARTICLE VI

                                     NOTICES

                  Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

                  Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                   ARTICLE VII

                               GENERAL PROVISIONS

                  Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

                  Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

                  Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                  Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                  ARTICLE VIII

                                 INDEMNIFICATION

                  Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in
Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
(ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys` fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

                  Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation on another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation of another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

                  Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII., and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                  Section 6. Expenses Payable in Advance. Expenses incurred by a director officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

                  Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disintereted directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

                  Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit Plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

                  Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

                  Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to identify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

                  Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this
Article VIII to directors and officers of the Corporation.

                                   ARTICLE IX

                                   AMENDMENTS

                  Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

                  Section 2. Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                  Exhibit T3B-14

                                     BY-LAWS

                                       OF

                             DESIGNER HOLDINGS LTD.

                     (hereinafter called the "Corporation")


                                   ARTICLE I

                                    OFFICES

                  Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

                  Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in duly executed waivers of notice thereof.

                  Section 2. Annual Meetings. The Annual Meetings of Stockholders for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

                  Section 3. Special Meetings. Unless otherwise required by law or by the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman of the Board of Directors, or (ii) the President, and shall be called by either the Chairman of the Board of Directors or the President at the request in writing of a majority of the Board of Directors.

                  Section 4. Notice of Meetings. Except as otherwise provided by law, written or printed notice of each meeting of the stockholders, whether annual or special, shall be given not less than 20 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting or, in the event that the stockholders are to vote upon any proposal to merge or consolidate the Corporation or to sell, lease or exchange all or substantially all of its property and assets, not less than 20 nor more than 60 days before the date of such meeting. Such notice shall be delivered either personally or by mail or at the direction of the Chairman, the President or the Secretary. Each notice of meeting shall state the place, date and hour of the meeting.

                  Section 5. Nature of Business. At any meeting, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the Board of Directors or by any stockholder who complies with the procedures set forth in this Section 5.

                  No business may be transacted at any meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before such meeting of stockholders by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) in the case of an Annual Meeting of Stockholders, otherwise properly brought before such meeting by any stockholder (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 5 and on the record date for the determination of stockholders entitled to vote at such Annual Meeting of Stockholders and (ii) who complies with the notice procedures set forth in this
Section 5.

                  In addition to any other applicable requirements for business to be properly brought before an Annual Meeting of Stockholders by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary.

                  To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding Annual Meeting of Stockholders; provided, however, that in the event that the Annual Meeting of Stockholders is called for a date that is not within 20 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 20th day following the day on which notice of the date of the Annual Meeting of Stockholders was mailed or public disclosure of the date of the Annual Meeting of Stockholders was made, whichever first occurs.

                  To be in proper written form, a stockholder's notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the Annual Meeting of Stockholders (i) a brief description of the business desired to be brought before the Annual Meeting of Stockholders and the reasons for conducting such business at the Annual Meeting of Stockholders, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by such stockholder as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business, (v) any other information that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for the proposal pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder if such stockholder were engaged in such a solicitation, and (vi) a representation that such stockholder intends to appear in person or by proxy at the Annual Meeting of Stockholders to bring such business before the meeting.

                  No business shall be conducted at the Annual Meeting of Stockholders except business brought before the Annual Meeting of Stockholders in accordance with the procedures set forth in this Section 5, provided, however, that, once business has been properly brought before the Annual Meeting of Stockholders in accordance with such procedures, nothing in this Section 5 shall be deemed to preclude discussion by any stockholder of any such business. If the chairman of an Annual Meeting of Stockholders determines that business was not properly brought before the Annual Meeting of Stockholders in accordance with the foregoing procedures, the chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

                  When a meeting is adjourned to another time or place, notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 30 days, or unless after the adjournment a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting, any business may be transacted that might have been transacted at the original meeting.

                  Section 6. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of record of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, that, at any meeting at which the holders of shares of any series or class of capital stock shall be entitled, voting as a class, to elect one or more directors, the holders of record of a majority of the issued and outstanding shares of such series or class of capital stock entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the purpose of such election. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

                  Section 7. Organization. At each meeting of the stockholders, the Chairman, or, in his absence or refusal to act, any other person who shall have been designated by resolution adopted by the affirmative vote of a majority of the entire Board of Directors or by the Chairman, shall act as chairman of the meeting. Except as otherwise provided by law, the chairman of the meeting shall prescribe the agenda and the rules of order for the conduct of each meeting of stockholders and make all determinations relating to all questions arising thereat concerning the order of business and the conduct of the meeting, including, but not limited to, whether a particular item of business shall have been properly brought before the meeting.

                  The Secretary or, in his absence or refusal to act, an Assistant Secretary, or, in the absence or refusal to act of the Secretary and all of the Assistant Secretaries, any person appointed by the chairman of the meeting, shall act as secretary of the meeting.

                  Section 8. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the capital stock represented and entitled to vote thereat. Except as otherwise required by law or the Certificate of Incorporation, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

                  Section 9. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

                  Section 10. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 9 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                                  ARTICLE III

                                    DIRECTORS

                  Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than 5 nor more than 15 members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in Section 2 of this Article, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until a director of the same class succeeding such director is duly elected, subject, however, to prior death, resignation, retirement or removal. Any director may resign at any time upon notice to the Corporation. Such resignation shall take effect at the date of its receipt, or any later date specified therein, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make it effective. Directors need not be stockholders.

                  Section 2. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, provided that a quorum is present, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor or, if such director has no predecessor, that of the class of directors to which such director has been elected.

                  Section 3. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

                  Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, the President, or any 3 directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than 48 hours before the date of the meeting, by telephone, telegram, or cable on 24 hours' notice, or on such shorter notice as the person or persons calling such meeting may seem necessary or appropriate in the circumstances.

                  Section 5. Organization. At every meeting of the Board of Directors, the Chairman, or, in his absence or refusal to act, the Vice Chairman (if any) or the President, or, if each such person is absent or refuses to act, a chairman chosen by a majority of the directors present, shall act as chairman of the meeting. The Secretary or, in his absence or refusal to act, an Assistant Secretary, or, in the absence or refusal to act of the Secretary and all of the Assistant Secretaries, any person appointed by the chairman of the meeting, shall act as secretary of the meeting.

                  Section 6. Nomination of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Certificate of Incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors may be made at any Annual Meeting of Stockholders, or at any Special Meeting of Stockholders called for the purpose of electing directors,
(a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 6 and on the record date for the determination of stockholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section 6.

                  In addition to any other applicable requirements for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary.

                  To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation (a) in the case of an Annual Meeting of Stockholders, not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding Annual Meeting of Stockholders; provided, however, that in the event that the Annual Meeting of Stockholders is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which notice of the date of the Annual Meeting of Stockholders was mailed or public disclosure of the date of the Annual Meeting was made, whichever first occurs; and (b) in the case of a Special Meeting of Stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of the Special Meeting of Stockholders was mailed or public disclosure of the date of the Special Meeting of Stockholders was made, whichever first occurs.

                  To be in proper written form, a stockholder's notice to the Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person as of the record date for the meeting (f such date shall then have been made publicly available and shall have occurred) and as of the date of such notice and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to
Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by such stockholder as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (ii) a description of all arrangement or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nominations are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

                  No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this
Section 6. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

                  Section 7. Quorum. Except as may be otherwise specifically required by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                  Section 8. Actions of Boards. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

                  Section 9. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 9 shall constitute presence in person at such meeting.

                  Section 10. Committees. The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

                  Section 11. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                                   ARTICLE IV

                                    OFFICERS

                  Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

                  Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

                  Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and al rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

                  Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 5. President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. The President shall be the Chief Executive Officer of the corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 6. Vice Presidents. At the request of the President or in his absence or in the event of his inability or refusal to act, the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

                  Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

                  Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

                  Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                   ARTICLE V

                                      STOCK

                  Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

                  Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

                  Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                  Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

                  Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

                                   ARTICLE VI

                                     NOTICES

                  Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telecopy, telex or cable.

                  Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                  ARTICLE VII

                               GENERAL PROVISIONS

                  Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

                  Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

                  Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                  Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                  ARTICLE VIII

                                 INDEMNIFICATION

                  Section 1. Power to Indemnify in Actions, Suits or Proceedings Other Than Those by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of he Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in
Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
(ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

                  Section 4. Good Faith Defined. For purposes of any determination under Sections 1 and 2 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

                  Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                  Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

                  Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

                  Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII. The Corporation may also create a trust fund, grant a security interest and/or use other means (including, but not limited to, letters of credit, surety bonds and/or other similar arrangements, as well as enter into contracts providing indemnification to the full extent authorized or permitted by law and including as part thereof provisions with respect to any or all of the foregoing, to ensure the payment of such amounts as may become necessary to effect indemnification as provided therein, or elsewhere.

                  Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

                  Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

                  Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this
Article VIII to directors and officers of the Corporation.

                                   ARTICLE IX

                                   AMENDMENTS

                  Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of 80% of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

                  Section 2. Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                  Exhibit T3B-15


                                     BY-LAWS

                                       OF

                              GREGORY STREET, INC.

                     (hereinafter called the "Corporation")

                                    ARTICLE I

                                     OFFICES

                  Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

                  Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

                   Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

                  Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

                  Section 4. Quorum. Except as otherwise, provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

                  Section 5. Voting. Unless otherwise required bylaw, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

                  Section 6. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                  Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The lists shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

                  Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                                   ARTICLE III

                                    DIRECTORS

                  Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in
Section 2 of this Article, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at anytime upon notice to the Corporation. Directors need not be stockholders.

                  Section 2. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

                  Section 3. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

                  Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, which must be held either within the State of Connecticut or outside the United States. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

                  Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                   Section 6. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

                  Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

                  Section 8. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

                  Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                  Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contact or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

                                   ARTICLE IV

                                    OFFICERS

                  Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

                  Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

                  Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

                  Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. He shall be the Chief Executive Officer of the Corporation, and except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 5. President. The President shall, subject to the control of the Board of Directors and, there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chairman of the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 6. Vice Presidents. At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

                  Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceeding thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

                  Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

                  Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                    ARTICLE V

                                      STOCK

                  Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

                  Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

                  Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                  Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

                  Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

                                   ARTICLE VI

                                     NOTICES

                  Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

                  Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                   ARTICLE VII

                               GENERAL PROVISIONS

                  Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

                  Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

                  Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                  Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                  ARTICLE VIII

                                 INDEMNIFICATION

                  Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in
Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
(ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

                  Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with seasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

                  Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                  Section 6. Expenses Parable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

                  Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

                  Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

                  Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

                  Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

                  Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this
Article VIII to directors and officers of the Corporation.

                                   ARTICLE IX

                                   AMENDMENTS

                  Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

                  Section 2. Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                             Exhibit C - Signatures

                NAME                                 SIGNATURE

           Carol Hartley                      /s/ Carol Hartley
                                              -------------------------
           Carl J. Deddens                    /s/ Carl J. Deddens
                                              -------------------------
           Thomas Torp                        /s/ Thomas Torp
                                              -------------------------

                                                                  Exhibit T3B-16


                                     BY-LAWS

                                       OF

                            JEANSWEAR HOLDINGS, INC.

                     (hereinafter called the "Corporation")


                                    ARTICLE I

                                     OFFICES

                  Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.


                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

                    Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

                  Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

                  Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour or the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

                  Section 4. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

                  Section 5. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

                  Section 6. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                  Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

                  Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.


                                   ARTICLE III

                                    DIRECTORS

                  Section 1. Number and Election of Directors. The Board of Directors shall consist of three members, one of whom shall be appointed by Arnold H. Simon and one of whom shall be appointed by Charterhouse Equity Partners II, L.P. The third director shall be appointed by the unanimous consent of Arnold H. Simon and Charterhouse Equity Partners II, L.P. Directors shall be elected at Annual Meetings of Stockholders in accordance with the foregoing, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

                  Section 2.    Vacancies. Vacancies may be filled by a
majority of the directors then in office, though less than a quorum, or by a sole remaining director, in accordance with the provisions of Section 1, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

                  Section 3. Duties and Powers; Certain Major Decisions. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

                  The Corporation shall not, and shall not permit any of its subsidiaries to, and no officer, employee or other agent of the Corporation or any of its subsidiaries shall have the authority, in the name or on behalf of the Corporation or any of its subsidiaries, to, take any of the following actions, directly or indirectly, without the prior written consent of a majority of the total number of members of the Board of Directors:

                  (a) own, manage or operate any business not principally engaged in the design, promotion, manufacture, distribution or sale of products designed, promoted, manufactured, distributed or sold by the Corporation or any of its subsidiaries or affiliates;

                  (b) establish, approve or modify the Corporation's annual budget;

                  (c) establish or modify the Corporation's accounting policies, practices or procedures;

                  (d) engage or dismiss the Corporation's independent accountants or investment bankers;

                  (e) engage in any transaction with an affiliate (other than any subsidiary or affiliate owned by, or under common control with, the Corporation) or a spouse or descendant of Arnold H. Simon, or an executor, guardian, committee, trustee or other fiduciary acting on behalf of or for the benefit of such spouse or descendant (including, without limitation, any transaction with the Stephen or Lydia Huang or any affiliates of Stephen or Lydia Huang);

                  (f) incur any indebtedness in excess of $100,000 to a third party (other than trade debt in the ordinary course of business and consistent with past practice), or guarantee the payment of any money or debt of another person or entity, or guarantee the performance of any other obligation of another person or entity, other than guarantees in the ordinary course of business and consistent with past practice;

                  (g) appoint or remove any executive officer (including the chief financial officer and the chief accounting officer);

                  (h) provide compensation to the five most highly compensated senior executives of the Corporation and its subsidiaries;

                  (i) amend or restate the Corporation's certificate of incorporation or by-laws;

                  (j) make any capital expenditure, or investment in securities of any person (it being understood that the acquisition of a business unit shall be deemed such an expenditure or investment), in either case in excess of $100,000 in the case of any single capital expenditure or investment, provided that such amount shall be $150,000 in the case of any single capital expenditure not included in an annual budget approved by a majority of the total number of directors (it being understood that commitments under leases shall not be deemed capital expenditures or investments for this purpose);

                  (k) any disposition or encumbrance of assets (other than in the ordinary course of business and consistent with past practice) in a single transaction for an aggregate consideration in excess of $100,000;

                  (l) any leasehold commitment involving consideration or the creation of a liability, contingent or otherwise, in excess of $1,000,000 (rent, plus fixed escalation times number of years for any single property);

                  (m) declare dividends or make distributions in respect of the Corporation's capital stock, or issue, sell, redeem, purchase or otherwise acquire any capital stock of the Corporation;

                  (n) initiate any lawsuit, administrative proceeding or other legal claim where the amount at issue exceeds $250,000 or settle any lawsuit, administrative proceeding, or other legal claim, where the amount of the settlement exceeds $100,000 (other than the initiation of collection proceedings);

                  (o) organize, create or establish any subsidiary within the United States or any subsidiary, branch office or other business establishment outside the United States;

                  (p) grant any general power of attorney or other unlimited authority to act on behalf or in the name of the Corporation or any subsidiary;

                  (q) waive, release or abandon any legitimate rights or claim against any person or entity potentially liable to the Corporation or any subsidiary for more than $100,000;

                  (r) adoption or revision of general policy matters of a material nature relating to the Corporation or any subsidiary and its operations;

                  (s) all actions relating to tax and tax-related matters material to the Corporation or its shareholders, including, without limitation, tax elections and tax audits; and

                  (t) modification or termination of any contract which is material to the business of the Corporation.

                  Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

                  Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                  Section 6. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if all the members of the Board of Directors, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

                  Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation may participate in a meeting of the Board of Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this
Section 7 shall constitute presence in person at such meeting.

                  Section 8. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

                  Section 9. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors which authorizes the contract or transaction.


                                   ARTICLE IV

                                    OFFICERS

                  Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such offices be directors of the Corporation.

                  Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

                  Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

                  Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. Except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 5. President. The President shall be the Chief Executive Officer and shall be a director of the Corporation. The President shall, subject to the control of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 6. Vice Presidents. At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

                  Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

                  Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

                  Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.


                                    ARTICLE V

                                      STOCK

                  Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

                  Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

                  Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                  Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

                  Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.


                                   ARTICLE VI

                                     NOTICES

                  Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

                  Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.


                                   ARTICLE VII

                               GENERAL PROVISIONS

                  Section 1. Dividends. Dividends upon capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

                  Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

                  Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                  Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.


                                  ARTICLE VIII

                                 INDEMNIFICATION

                  Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to
Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this
Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in
Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

                  Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

                  Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                  Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

                  Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

                  Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

                  Section 9.     Certain Definitions. For purposes of this
Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

                  Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

                  Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this
Article VIII to directors and officers of the Corporation.


                                   ARTICLE IX

                                   AMENDMENTS

                  Section 1. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a unanimous vote of the entire Board of Directors then in office.

                  Section 2.     Entire Board of Directors. As used in this
Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                  Exhibit T3B-17


                                     BY-LAWS

                                       OF

                           KAIJAY ACQUISITION COMPANY

                      (hereinafter called the "Corporation)


                                    ARTICLE I

                                     OFFICES

         Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

         Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.


                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

         Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

         Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

         Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

         Section 4. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

         Section 5. Voting. Unless otherwise required by law, the Certificate of incorporation or these ByLaws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

         Section 6. Consent of Stockholders in Lieu of Meeting . Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

         Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

         Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.


                                   ARTICLE III

                                    DIRECTORS

         Section 1. Number and Election of Directors. The Board of Directors shall consist of three members, one of whom shall be appointed by Arnold H. Simon and one of whom shall be appointed by Charterhouse Equity Partners II, L.P. The third director shall be appointed by the unanimous consent of Arnold H. Simon and Charterhouse Equity Partners II, L.P. Directors shall be elected at Annual Meetings of Stockholders in accordance with the foregoing, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

         Section 2 .     Vacancies. Vacancies may be filled by a majority of the
directors then in office, though less than a quorum, or by a sole remaining director, in accordance with the provisions of Section 1, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

         Section 3. Duties and Powers; Certain Major Decisions. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

         The Corporation shall not, and shall not permit any of its subsidiaries to, and no officer, employee or other agent of the Corporation or any of its subsidiaries shall have the authority, in the name or on behalf of the Corporation or any of its subsidiaries, to, take any of the following actions, directly or indirectly, without the prior written consent of a majority of the total number of members of the Board of Directors:

                  (a) own, manage or operate any business not principally engaged in the design, promotion, manufacture, distribution or sale of products designed, promoted, manufactured, distributed or sold by the Corporation or any of its subsidiaries or affiliates;

                  (b) establish, approve or modify the Corporation's annual budget;

                  (c) establish or modify the Corporation's accounting policies, practices or procedures;

                  (d) engage or dismiss the Corporation's independent accountants or investment bankers;

                  (e) engage in any transaction with an affiliate (other than any subsidiary or affiliate owned by, or under common control with, the Corporation) or a spouse or descendant of Arnold H. Simon, or an executor, guardian, committee, trustee or other fiduciary acting on behalf of or for the benefit of such spouse or descendant (including, without limitation, any transaction with the Stephen or Lydia Huang or any affiliates of Stephen or Lydia Huang);

                  (f) incur any indebtedness in excess of $100,000 to a third party (other than trade debt in the ordinary course of business and consistent with past practice), or guarantee the payment of any money or debt of another person or entity, or guarantee the performance of any other obligation of another person or entity, other than guarantees in the ordinary course of business and consistent with past practice;

                  (g) appoint or remove any executive officer (including the chief financial officer and the chief accounting officer);

                  (h) provide compensation to the five most highly compensated senior executives of the Corporation and its subsidiaries;

                  (i) amend or restate the Corporation's certificate of incorporation or by-laws;

                  (j) make any capital expenditure, or investment in securities of any person (it being understood that the acquisition of a business unit shall be deemed such an expenditure or investment), in either case in excess of $100,000 in the case of any single capital expenditure or investment, provided that such amount shall be $150,000 in the case of any single capital expenditure not included in an annual budget approved by a majority of the total number of directors (it being understood that commitments under leases shall not be deemed capital expenditures or investments for this purpose);

                  (k) any disposition or encumbrance of assets (other than in the ordinary course of business and consistent with past practice) in a single transaction for an aggregate consideration in excess of $100,000;

                  (1) any leasehold commitment involving consideration or the creation of a liability, contingent or otherwise, in excess of $1,000,000 (rent, plus fixed escalation times number of years for any single property);

                  (m) declare dividends or make distributions in respect of the Corporation's capital stock, or issue, sell, redeem, purchase or otherwise acquire any capital stock of the Corporation;

                  (n) initiate any lawsuit, administrative proceeding or other legal claim where the amount at issue exceeds $250,000 or settle any lawsuit, administrative proceeding, or other legal claim, where the amount of the settlement exceeds $100,000 (other than the initiation of collection proceedings);

                  (o) organize, create or establish any subsidiary within the United States or any subsidiary, branch office or other business establishment outside the United States;

                  (p) grant any general power of attorney or other unlimited authority to act on behalf or in the name of the Corporation or any subsidiary;

                  (q) waive, release or abandon any legitimate rights or claim against any person or entity potentially liable to the Corporation or any subsidiary for more than $100,000;

                  (r) adoption or revision of general policy matters of a material nature relating to the Corporation or any subsidiary and its operations;

                  (s) all actions relating to tax and tax related matters material to the Corporation or its shareholders, including, without limitation, tax elections and tax audits; and

                  (t) modification or termination of any contract which is material to the business of the Corporation.

         Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

         Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

         Section 6. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if all the members of the Board of Directors, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

         Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, may participate in a meeting of the Board of Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this
Section 7 shall constitute presence in person at such meeting.

         Section 8. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

         Section 9. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors which authorizes the contract or transaction.


                                   ARTICLE IV

                                    OFFICERS

         Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

         Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

         Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

         Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. Except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

         Section 5. President. The President shall be the Chief Executive Officer and shall be a director of the Corporation. The President shall, subject to the control of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

         Section 6. Vice Presidents. At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

         Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

         Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

         Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

         Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

         Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.


                                    ARTICLE V

                                      STOCK

         Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

         Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

         Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

         Section 4. Transfer. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

          Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A .determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

         Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.


                                   ARTICLE VI

                                     NOTICES

         Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

         Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.


                                   ARTICLE VII

                               GENERAL PROVISIONS

         Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

         Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

         Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

         Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.


                                  ARTICLE VIII

                                 INDEMNIFICATION

         Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 or
Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

         Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be, in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

         Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this
Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

         Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

         Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

         Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

         Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

         Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

         Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

         Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this
Article VIII to directors and officers of the Corporation.


                                   ARTICLE IX

                                   AMENDMENTS

         Section 1. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a unanimous vote of the entire Board of Directors then in office.

         Section 2. Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                Exhibit T3B-18

                                    BY-LAWS

                                      OF

                              MYRTLE AVENUE, INC.

                    (hereinafter called the "Corporation")

                                   ARTICLE I

                                    OFFICES

                  Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                  ARTICLE II

                           MEETINGS OF STOCKHOLDERS

                  Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

                  Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

                  Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

                  Section 4. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

                  Section 5. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a, longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

                  Section 6. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                  Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name or each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

                  Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                                  ARTICLE III

                                   DIRECTORS

                  Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in
Section 2 of this Article, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

                  Section 2. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

                  Section 3. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

                  Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, which must be held either within the State of Connecticut or outside the United States. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

                  Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                  Section 6. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

                  Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

                  Section 8. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

                  Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                  Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or
(ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.


                                  ARTICLE IV

                                   OFFICERS

                  Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

                  Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

                  Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

                  Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. He shall be the Chief Executive officer of the Corporation, and except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 5. President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chairman of the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 6. Vice Presidents. At the request of the President or in his absence or in the event or his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

                  Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

                  Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

                  Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                   ARTICLE V

                                     STOCK

                  Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

                  Section. 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

                  Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been host, stolen or destroyed.

                  Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

                  Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

                                  ARTICLE VI

                                    NOTICES

                  Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

                  Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                  ARTICLE VII

                              GENERAL PROVISIONS

                  Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

                  Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

                  Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                  Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                 ARTICLE VIII

                                INDEMNIFICATION

                  Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to
Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

                  Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

                  Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                  Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as-authorized in this Article VIII.

                  Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

                  Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

                  Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

                  Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

                  Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.

                                  ARTICLE IX

                                  AMENDMENTS

                  Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

                  Section 2. Entire Board of Directors. As used in this
Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                  Exhibit T3B-19


                                     BY-LAWS

                                       OF

                              OUTLET HOLDINGS, INC.

                     (hereinafter called the "Corporation")


                                    ARTICLE 1

                                     OFFICES

         Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

         Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.


                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

         Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

         Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

         Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose of purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

         Section 4. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have beer transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

         Section 5. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stock-holders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

         Section 6. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

         Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name off each stockholder. Such list shall be open to the examination or any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

         Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                                   ARTICLE III

                                    DIRECTORS

         Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in
Section 2 of this Article, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

         Section 2. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

         Section 3. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

         Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

         Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

         Section 6. Acts of Board. Unless otherwise provided by the Certificate of incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board or Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

         Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

         Section 8. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members or any committee, who may replace any absent or disqualified member at any meeting any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

         Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

         Section 10. Interested Directors. No contracts or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.


                                   ARTICLE IV

                                    OFFICERS

         Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

         Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

         Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

         Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. He shall be the Chief Executive Officer of the Corporation, and except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

         Section 5. President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chairman of the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors or the President.

         Section 6. Vice Presidents. At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be, subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

         Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

         Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

         Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

         Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

         Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.


                                    ARTICLE V

                                      STOCK

         Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

         Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

         Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation. with respect to the certificate alleged to have been lost, stolen or destroyed.

         Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefore, which shall be cancelled before a new certificate shall be issued.

         Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

         Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.


                                   ARTICLE VI

                                     NOTICES

         Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

         Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.


                                   ARTICLE VII

                               GENERAL PROVISIONS

         Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

         Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

         Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

         Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.


                                  ARTICLE VIII

                                 INDEMNIFICATION

         Section 1. Power to Indemnity in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 or
Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

         Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified pubic accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

         Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

         Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

         Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

         Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against rim and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

         Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

         Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

         Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

         Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this
Article VIII to directors and officers of the Corporation.


                                   ARTICLE IX

                                   AMENDMENTS

         Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws maybe adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting or stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

         Section 2. Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                Exhibit T3B-20

                                    BY-LAWS
                            OF OUTLET STORES, INC.
                    (hereinafter called the "Corporation")

                                   ARTICLE I

                                    OFFICES

                  Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                  ARTICLE II

                           MEETINGS OF STOCKHOLDERS

                  Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

                  Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

                  Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

                  Section 4. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

                  Section 5. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

                  Section 6. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                  Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

                  Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                                  ARTICLE III

                                   DIRECTORS

                  Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in
Section 2 of this Article, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

                  Section 2. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

                  Section 3. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

                  Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four
(24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

                  Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                  Section 6. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

                  Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

                  Section 8. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

                  Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                  Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or
(ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

                                  ARTICLE IV

                                   OFFICERS

                  Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

                  Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

                  Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

                  Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. He shall be the Chief Executive officer of the Corporation, and except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 5. President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chairman of the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 6. Vice Presidents. At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President or the vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

                  Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be,

                  Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

                  Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                   ARTICLE V

                                     STOCK

                  Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

                  Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

                  Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                  Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

                  Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

                                  ARTICLE VI

                                    NOTICES

                  Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

                  Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                  ARTICLE VII

                              GENERAL PROVISIONS

                  Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

                  Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

                  Section 3. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

                  Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                 ARTICLE VIII

                                INDEMNIFICATION

                  Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to
Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

                  Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

                  Section 5. Indemnification by a Court. Not withstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                  Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

                  Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

                  Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

                  Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

                  Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

                  Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.

                                  ARTICLE IX

                                  AMENDMENTS

                  Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws maybe adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

                  Section 2. Entire Board of Directors. As used in this
Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                  Exhibit T3B-21

                                    BY-LAWS

                                       OF

                          PENHALIGON'S BY REQUEST, INC.

                     (hereinafter called the "Corporation")

                                    ARTICLE I

                                     OFFICES

                  Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

                  Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors.

                  Section 2. Annual Meetings. The Annual Meetings of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

                  Section 3. Special Meetings. Unless otherwise required by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the "Certificate of Incorporation"), Special Meetings of Stockholders, for any purpose or purposes, may be called by either
(i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of (i) the Board of Directors, (ii) a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers and authority include the power to call such meetings or (iii) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

                  Section 4. Notice. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

                  Section 5. Adjournments. Any meeting of the stockholders may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

                  Section 6. Quorum. Unless otherwise required by law, or the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5, until a quorum shall be present or represented.

                  Section 7. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-laws, any question brought before any meeting of stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented and entitled to vote thereat, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 5 of Article V hereof, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer's discretion, may require that any votes cast at such meeting shall be cast by written ballot.

                  Section 8. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this Section 8 to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the state of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this section.

                  Section 9. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

                  Section 10. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 9 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                  Section 11. Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present; (iv) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (vi) limitations on the time allotted to questions or comments by participants.

                                   ARTICLE III

                                    DIRECTORS

                  Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in
Section 2 of this Article III, directors shall be elected by a plurality of the votes cast at the Annual Meetings of Stockholders and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders.

                  Section 2. Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

                  Section 3. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

                  Section 4. Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or by any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

                  Section 5. Quorums. Except as otherwise required by law or the Certificate of Incorporation, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

                  Section 6. Actions by Written Consent. Unless otherwise provided in the Certificate of Incorporation, or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

                  Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation, members of the Board of Directors of the Corporation, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

                  Section 8. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

                  Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                  Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because the director or officer's vote is counted for such purpose if (i) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

                                   ARTICLE IV

                                    OFFICERS

                  Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law or the Certificate of Incorporation. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

                  Section 2. Election. The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders), shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

                  Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President or any other officer authorized to do so by the Board of Directors and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

                  Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be the Chief Executive Officer of the Corporation, unless the Board of Directors designates the President as the Chief Executive Officer, and, except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may from time to time be assigned by these By-Laws or by the Board of Directors.

                  Section 5. President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no chairman of the Board of Directors, or if the Board of Directors shall otherwise designate, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these By-Laws or by the Board of Directors.

                  Section 6. Vice Presidents. At the request of the President or in the President's absence or in the event of the President's inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President, or the Vice Presidents if there is more than one (in the order designated by the Board of Directors), shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

                  Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors or the President, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the Signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest to the affixing by such officer's signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

                  Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer and for the restoration to the Corporation, in case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer's possession or under the Treasurer's control belonging to the Corporation.

                  Section 9. Assistant Secretaries. Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of the Secretary's disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

                  Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of the Treasurer's disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Assistant Treasurer and for the restoration to the Corporation, in case of the Assistant Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Assistant Treasurer's possession or under the Assistant Treasurer's control belonging to the Corporation.

                  Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                    ARTICLE V

                                      STOCK

                  Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary of an Assistant Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation.

                  Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

                  Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner's legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

                  Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

                  Section 5. Record Date.

                           (a) In order that the Corporation may determine the
stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; providing, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                           (b) In order that the Corporation may determine the
stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolutions taking such prior action.

                           (c) In order that the Corporation may determine the
stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

                  Section 6. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

                                   ARTICLE VI

                                     NOTICES

                  Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person's address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

                  Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

                                  ARTICLE VII

                               GENERAL PROVISIONS

                  Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 6 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation's capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify, or abolish any such reserve.

                  Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such offer person or persons as the Board of Directors may from time to time designate.

                  Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                  Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                  ARTICLE VIII

                                 INDEMNIFICATION

                  Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

                  Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extend however that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

                  Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in
Section 1 or 2 of this Article VIII, as the case may be.

                  Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standards of conduct set forth in Section 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this
Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                  Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

                  Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in
Section 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

                  Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VIII.

                  Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

                  Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

                  Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agent of the Corporation similar to those conferred in this
Article VIII to directors and officers of the Corporation.

                                   ARTICLE IX

                                   AMENDMENTS

                  Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

                  Section 2. Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                             Exhibit C - Signatures

                  NAME                                  SIGNATURE
                  ----                                  ---------

                  Linda Weinberger                      /s/ Linda Weinberger
                                                        ------------------------

                                                                  Exhibit T3B-22


                                     BY-LAWS
                                       OF
                            New Rio Sportswear, Inc.
                     (hereinafter called the "Corporation")


                                    ARTICLE I

                                     OFFICES

         Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

         Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

         Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

         Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

         Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

         Section 4. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

         Section 5. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

         Section 6. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

         Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

         Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.


                                   ARTICLE III

                                    DIRECTORS

         Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in Section 2 of this Article, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

         Section 2. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

         Section 3. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

         Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

         Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

         Section 6. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

         Section 7. Meeting by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

         Section 8. Committees. The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

         Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

         Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.


                                   ARTICLE IV

                                    OFFICERS

         Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

         Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

         Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

         Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

         Section 5. President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

         Section 6. Vice Presidents. At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

         Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

         Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

         Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

         Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

         Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.


                                    ARTICLE V

                                      STOCK

         Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

         Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

         Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

         Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

         Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

         Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.


                                   ARTICLE VI

                                     NOTICES

         Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

         Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.


                                   ARTICLE VII

                               GENERAL PROVISIONS

         Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

         Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

         Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

         Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.


                                  ARTICLE VIII

                                 INDEMNIFICATION

         Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to Section 3 of this
Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 or
Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim; issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

         Section 4. Good Faith Defined. For purposes of any determination under
Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

         Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this
Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

         Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

         Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

         Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

         Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

         Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

         Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

         Section 12. Indemnification of Employees Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.


                                   ARTICLE IX

                                   AMENDMENTS

         Section 1. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

         Section on 2. Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                Exhibit T3B-23

                                    BY-LAWS

                                      OF

                      AUTHENTIC FITNESS MERGER SUB, INC.
                         n/k/a Ubertech Products, Inc.
                    (hereinafter called the "Corporation")

                                   ARTICLE I

                                    OFFICES

                  Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                  ARTICLE II

                           MEETINGS OF STOCKHOLDERS

                  Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors.

                  Section 2. Annual Meetings. The Annual Meetings of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

                  Section 3. Special Meetings. Unless otherwise required by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the "Certificate of Incorporation"), Special Meetings of Stockholders, for any purpose or purposes, may be called by either
(i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of (i) the Board of Directors, (ii) a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers and authority include the power to call such meetings or (iii) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

                  Section 4. Notice. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

                  Section 5. Adjournments. Any meeting of the stockholders may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

                  Section 6. Quorum. Unless otherwise required by law or the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5, until a quorum shall be present or represented.

                  Section 7.Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented and entitled to vote thereat, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 5 of Article V hereof, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer's discretion, may require that any votes cast at such meeting shall be cast by written ballot.

                  Section 8. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this Section 8 to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the state of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this section.

                  Section 9. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

                  Section 10. Stock Holder. The stock ledger of the corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 9 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                  Section 11. Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) the determination. of when the polls shall open and close for any given matter to be voted on at the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present; (iv) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement hereof; and
(vi) limitations on the time allotted to questions or comments by participants.

                                  ARTICLE III

                                   DIRECTORS

                  Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in
Section 2 of this Article III, directors shall be elected by a plurality of the votes cast at the Annual Meetings of Stockholders and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders.

                  Section 2. Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

                  Section 3. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

                  Section 4. Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or by any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

                  Section 5. Quorum. Except as otherwise required by law or the Certificate of Incorporation, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

                  Section 6. Actions by Written Consent. Unless otherwise provided in the Certificate of Incorporation, or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

                  Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation, members of the Board of Directors of the Corporation, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

                  Section 8. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

                  Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                  Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because the director or officer's vote is counted for such purpose if (i) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

                                  ARTICLE IV

                                   OFFICERS

                  Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose a Chairman of the Board of Directors (who must be a director) and one or more Vice President, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law or the Certificate of Incorporation. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

                  Section 2. Election. The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders), shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the corporation shall be fixed by the Board of Directors.

                  Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President or any other officer authorized to do so by the Board of Directors and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

                  Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be the Chief Executive Officer of the Corporation, unless the Board of Directors designates the President as the Chief Executive officer, and, except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may from time to time be assigned by these By-Laws or by the Board of Directors.

                  Section 5. President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chairman of the Board of Directors, or if the Board of Directors shall otherwise designate, the President shall be the Chief Executive officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these By-Laws or by the Board of Directors.

                  Section 6. Vice Presidents. At the request of the President or in the President's absence or in the event of the President's inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President, or the Vice Presidents if there is more than one (in the order designated by the Board of Directors), shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

                  Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors or the President, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest to the affixing by such officer's signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

                  Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer and for the restoration to the Corporation, in case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer's possession or under the Treasurer's control belonging to the Corporation.

                  Section 9. Assistant Secretaries. Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of the Secretary's disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the secretary.

                  Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of the Treasurer's disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Assistant Treasurer and for the restoration to the Corporation, in case of the Assistant Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Assistant Treasurer's possession or under the Assistant Treasurers control belonging to the Corporation.

                  Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.
                                   ARTICLE V

                                     STOCK

                  Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation.

                  Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

                  Section 3. Lost Certificate. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an of affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner's legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

                  Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the corporation by an entry showing from and to whom transferred.

                  Section 5. Record Date.

                  (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; providing, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolutions taking such prior action.

                  (c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholder entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

                  Section 6. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

                                  ARTICLE VI

                                    NOTICES

                  Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person's address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

                  Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

                                  ARTICLE VII

                              GENERAL PROVISIONS

                  Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 6 of
Article III hereof), and may be paid in cash, in property, or in shares of the Corporation's capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

                  Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

                  Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                  Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                 ARTICLE VIII

                                INDEMNIFICATION

                  Section 1. Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right the Corporation. Subject to
Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contenders or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

                  Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

                  Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such persons action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this
Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 1 or 2 of this Article VIII, as the case may be.

                  Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standards of conduct set forth in Section 1 or 2 of this
Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                  Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

                  Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Section 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

                  Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VIII.

                  Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to fines shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be to the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

                  Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

                  Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.

                                  ARTICLE IX

                                  AMENDMENTS

                  Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

                  Section 2. Entire Board of Directors. As used in this
Article IX and in these By-Laws generally, the term "Board of Directors" means the total number of directors which the corporation would have if there were no vacancies.

                                                                Exhibit T3B-24

                                 AMENDED AND RESTATED

                          LIMITED LIABILITY COMPANY AGREEMENT

                                          OF

                             WARNACO INTERNATIONAL, L.L.C.

                  WHEREAS, as of March 24, 1995, Warnaco Inc. and 184 Benton Street, Inc. (collectively, the "Members") executed and delivered the Limited Liability Company Agreement of Warnaco International, L.L.C. (the "Agreement); and

                  WHEREAS, the Members wish to amend and restate the Agreement in its entirety.

                  NOW, THEREFORE, BE IT AGREED that the Agreement is hereby amended and restated in its entirety as set forth below:

                          LIMITED LIABILITY COMPANY AGREEMENT

                                          OF

                             WARNACO INTERNATIONAL, L.L.C.

                         a Delaware Limited Liability Company

                                    (the "Company")

                                       ARTICLE I

                                        Offices

                  1.01 Registered Office. The registered office of the Company in this state shall be The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Members may change said registered office from one location to another in the State of Delaware.

                  1.02 Other Offices. Other offices may at any time be established by the Members at any place or places.

                                      ARTICLE II

                                        Capital

                  2.01 Capital Contributions. The initial capital of the Company shall be the sums of cash contributed to the Company by the Members in such amounts as are set out opposite the name of each of the Members on Schedule "A" attached hereto and incorporated herein by this reference. The Members shall make such additional capital contributions to the Company as may be mutually agreed from time to time.

                  2.02 Capital Accounts. Capital Accounts shall be established on the Company's books representing the Members' respective capital contributions to the Company. The term "Capital Account" shall mean the capital account maintained for such Member in accordance with the following provisions.

                        (a) Each Member's Capital Account shall be increased
by:

                           i) The amount of the Member's cash contributions to the Company;

                           ii) The fair market value of any property contributed by the Member of the Company (net of liabilities contributed with respect to any such contributed property that the Company is considered to assume or take subject to for purposes of
         Section 752 of the Internal Revenue Code of 1986, as amended from time to time (the "Code"); and

                           iii) The amount of Net Profits (or items thereof) allocated to the Member pursuant to Article VI hereof.

                  If Section 704 (c) of the Code applies to property contributed by a Member of the Company, then the Members' Capital Accounts shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(g).

                        (b) Each Member's Capital Account shall be decreased
by:

                           i) The amount of Net Losses allocated to the Member pursuant to Article VI hereof;

                           ii) All amounts paid or distributed in cash to the Member pursuant to Article VII hereof; and

                           iii) the fair market value of any property distributed in kind to the Member (net of any liabilities secured by such distributed property that such Member is considered to assume or take subject to for purposes of Section 752 of the Code.

                  Before decreasing a Member's Capital Account (as described above) with respect to the distribution of any property to such Member, all Members' accounts shall be adjusted to reflect the manner in which the unrealized income gain, loss, and deduction inherent in such property (that has not been previously reflected in the Members' Capital Accounts) would be allocated among the members if there were a taxable disposition of such property by the Company on the date of distribution, in accordance with Regulations Section 1.704-1(b)(2)(iv)(e).

                        (c) In determining the amount of any liability for purposes of Sections 2.02(a)(ii) and 2.02(b)(iii) hereof, there shall be taken into account Code Section 752 (c) and any other applicable provisions of the Code and any Regulations promulgated thereunder.

                        (d) All provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations
Section 1.740-1(b)(2)(iv), as amended, and shall be interpreted and applied in a manner consistent with such Regulations. The Members shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704.

                  2.03 Admissions of New Members. Subject to Section 4.02 hereof, new Members may be admitted to membership in the Company with the consent of a Majority (as defined in Section 3.04) of the existing Members. A new Member must agree to be bound by the terms and provisions of the Certificate of Formation and this Limited Liability Company Agreement, as amended, and upon admission the new Member shall have all rights and duties of a Member of this Company.

                  2.04 Members' Invested Capital. The "Invested Capital" of a Member shall be the sum of any cash contributed by said Member to the Company, and the fair market value of any property contributed by said Member to the Company, less the amount of any liabilities of such Member assumed by the Company or which are contributed with respect to property contributed by such Member of the Company.

                  2.05 Interest. No interest shall be paid or credited to the Members on their Capital Accounts or upon any undistributed Profits left on deposit with the Company.

                                  ARTICLE III

                                    Members

                  3.01 Powers. Subject to the provisions of the Certificate of Formation of this Limited Liability Company Agreement, and the provisions of the Delaware Limited Liability Company Act, all powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be controlled by, the Members. The Members may delegate any or all such powers to the officers of the Company. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that each Member shall have the following powers:

                  First - To select and remove all agents and employees of the Company, prescribe such powers and duties for them as may be consistent with law, with the Certificate of Formation and this Limited Liability Company Agreement, fix their compensation, and require from them security for faithful service.

                  Second - To conduct, manage and control the affairs and business of the Company, and to make such rules and regulations therefor consistent with the law, with the Certificate of Formation and this Limited Liability Company Agreement.

                  Third - To change the registered office of the Company in Delaware from one location to another; to fix and locate from time to time one or more other offices of the Company; and to designate any place within or without the State of Delaware for the holding of any Members' meeting or meetings.

                  Fourth - To borrow money and incur indebtedness for the purpose of the Company, and to cause to be executed and delivered therefor, in the Company name, contracts, documents or agreements or promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidence of debt and securities.

                  Fifth - To appoint an executive committee and other committees, and to delegate to the executive committee any of the powers and authority of the Members in the management of the business and affairs of the Company. The executive committee shall be composed of one or more Members.

                  Sixth - To bind the Company to third parties.

                  3.02 Bank Accounts. From time to time, the Members may designate a person or persons, whether such persons be Members or not, to open and maintain one or more bank accounts; rent safety deposit boxes or vaults; sign checks, written directions, or other instruments to withdraw all or any part of the funds belonging to the Company and on deposit in any savings account or checking account; negotiate and purchase certificates of deposit, obtain access to the Company safety deposit box or boxes, and generally sign such forms on behalf of the Company as may be required to conduct the banking activities of the Company.

                  3.03 Other Ventures. It is expressly agreed that the Members, or any of them, may engage in other business ventures of every nature and description, whether or not in competition with the Company, independently or with others, and neither the Company nor the Members shall have any rights in and to any independent venture or activity or the income or profits derived therefrom.

                  3.04 Actions by the Members Meetings; Quorum; Majority. Subject to the last sentence of this Section 3.04, all actions of the Members shall be taken by the Members in proportion to their Invested Capital (as defined in Section 2.04 hereof) at the time of the action taken. The Members may vote, approve a matter or take any action by the vote of Members at a meeting, in person or by proxy, or without a meeting by written consent. For any meeting of Members, the presence in person or by proxy of Members owning more than 50k of the Invested Capital at the time of the action taken (a "Majority") constitutes a quorum for the transaction of business. An action approved at a meeting by Members owning more than 50% of the Invested Capital of that quorum shall be the action of the Members. Any action may also be taken by the Members without a meeting if authorized by the written consent of Members holding at least a Majority. However, a copy of the action taken by written consent must be immediately sent to all Members. Notwithstanding anything in this Limited Liability Agreement to the contrary, any Member may execute any contract, agreement or document on behalf of the Company, or otherwise bind the Company to third parties, without the consent of, or notice to, any other Member.

                  3.05 Place of Meetings of Members. All annual meetings and any special meetings of the Members shall be held at any place designated by the Members, or, if no such place is designated, then at the principal executive office of the Company, which need not be in Delaware.

                  3.06 Filing of Certificate of Formation. Warnaco Inc. is hereby directed on behalf of the Company and the Members to file with the Secretary of State of the State of Delaware, a Certificate of Formation with respect to the Company.

                                  ARTICLE IV

                        Transfer of Members' Interests

                  4.01 Personal Property Transferee's Interest. The interest of each Member of this Company is personal property and may be transferred only in accordance with Section 4.02 hereof. If all the other Members of the Company other than the Member proposing to dispose of his interest agree to a proposed transfer by unanimous written consent, but do not agree by unanimous written consent to admit the transferee as a Member, such transferee has no right to participate in the management of the business and affairs of the Company or to become a Member, and shall only be entitled to receive the share of profits or other compensation by way of income and the return of contributions, to which the transferor Member would otherwise be entitled. If the transfer is approved by all of the other Members of the Company by unanimous written consent and the admission of the transferee as a Member is also approved by unanimous written consent, such transferee shall have all the rights and powers and be subject to all the restrictions and liabilities of his assignor, shall have the right to participate in the management of the business and affairs of the Company and shall become a substituted Member.

                  4.02 Restrictions on Transfer. Unless all Members agree to the contrary by unanimous written consent, no Member may transfer, assign, pledge or otherwise dispose of his interest in the Company; provided, however, that Warnaco Inc. shall be permitted to pledge its interest in the Partnership and to take all other actions which may be necessary, in each case, in order to comply with the terms of credit facilities which may be in effect from time to time between Warnaco Inc. and its lenders.

                  4.03 Transferee's Invested Capital. In the event a transferee acquires all or part of the interest of an existing Member or Members, the transferee's Invested Capital, for purposes of this Agreement, shall be the Invested Capital of the Transferring Member or Members, with respect to the interest acquired by the transferee.

                                   ARTICLE V

                                   Officers

                  5.01 Number; Titles: Election: Term; Qualification. The Members may from time to time appoint officers of the Company, which may include a president, one or more vice presidents (and, in the case of each vice president, with such descriptive title, if any, as the Members shall determine), a secretary, and a treasurer. The Company may also have one or more assistant treasurers, one or more assistant secretaries, and such other officers and such agents as the Members may from time to time elect or appoint. Each officer and agent shall hold office for the term for which he is elected or appointed and until his successor has been elected or appointed and qualified. Any person may hold any number of offices. No officer or agent need be a Member.

                  5.02 Removal. Any officer or agent elected or appointed by the Members may be removed by the Members whenever in their judgment the best interest of the Company will be served thereby.

                  5.03 Vacancies. Any vacancy occurring in any office of the Company may be filled by the Members.

                  5.04 Authority. Officers shall have such authority and perform such duties in the management of the Company as are provided in this Limited Liability Company Agreement or as may be determined by resolution of the Members.

                  5.05 Compensation. The compensation, if any, of officers and agents shall be fixed from time to time by the Members; provided that the Members may by resolution delegate to any one or more officers of the Company the authority to fix such compensation.

                                  ARTICLE VI

                              Profits and Losses

                  6.01 Net Profits and Losses. Subject to the provisions of Sections 6.02 and 6.03 hereof, the "Net Profits" and "Net Losses" of the Company, as the case may be, for any Company taxable year shall be allocated and credited to the Members' Capital Accounts in proportion to the Invested Capital of each respective Member. The term "Net Profits" and "Net Losses" of the Company shall mean the net income or net loss, as the case may be, of the Company, determined in accordance with Section 703 of the Code, applied consistently with prior periods and subject to the following adjustments:

                        (a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this Section shall be taken into account.

                        (b) Any expenditures of the Company described in
Section 705(a)(2)(B) of the Code or treated as described therein pursuant to Regulation Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this Section shall reduce Net Profit or increase Net Loss, as the case may be.

                        (c) Any expenditure of the Company that is deductible for federal income tax purposes subject to the application of a limitation based on a Member's gross income or adjusted gross income shall be deemed to be allowable as a deduction without regard to such limitation.

                  6.02 Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations, items of Company income and gain shall be specifically allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the adjusted capital account deficit of such Member as quickly as possible.

                  6.03 Curative Allocations. The allocation set forth in
Section 6.02 (the "Regulatory Allocations") is intended to comply with certain requirements of Regulation Section 1.704. Notwithstanding any other provisions of this Section, the Regulatory Allocations shall be taken into account in allocating other profits, losses and items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other profits, losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

                  6.04 Allocations Under Section 704(c) of the Code. All items of income, gain, loss, deduction, or allowance attributable to, or requiring an adjustment to the basis of, any non-cash property contributed to the capital of the Company (or deemed to have been contributed to the capital of the Company following a termination under Section 708(b)(1)(B) of the Code) shall be allocated among the Members in accordance with Section 704(c) of the Code so as to take account of any difference between the adjusted basis of the property to the Company for federal income tax purposes and the fair market value of the property on the date of contribution or deemed contribution.

                  6.05 Federal Income Tax. It is the intent of this Company and its Members that this Company will be governed by the applicable provisions of Subchapter K, of Chapter 1, of the Code.

                                  ARTICLE VII

                                 Distributions

                  7.01 Operating Distributions. The Company's cash available for distribution shall, at such times as the Members deem advisable, be distributed among the Members in such amounts and in such proportions as the Members shall determine.

                  7.02 Distribution on Dissolution and Liquidation. In the event of the dissolution and liquidation of the Company for any reason, after the payment of or provision for creditors pursuant to applicable law, the Company's assets shall be distributed among the Members in accordance with their respective positive Capital Account balances as determined after giving effect to Articles VI and VII, other than this Section 7.02, for all periods, in accordance with Regulation Section 1.704-1(b)(2)(ii)(b)(2).

                  7.03 Deemed Sale of Assets. For all purposes of this Agreement, any property (other than cash) that is distributed or to be distributed in kind to one or more Members for a Fiscal Year (including, without limitation, all non-cash assets which shall be deemed distributed immediately prior to the dissolution and winding up of the Company so as to permit the unrealized gain or loss inherent in such assets to be allocated to the Members), or that is constructively distributed on termination of the Company pursuant to Section 708(b)(1)(B) of the Code and Section 7.04 hereof, shall be deemed to have been sold for cash equal to its fair market value, and the unrealized gain or loss inherent in such assets shall be treated as recognized gain or loss for purposes of determining the Net Profits and Net Loss of the Company to be allocated pursuant to Section 6.01 hereof for such Fiscal Year.

                  7.04 Deemed Termination. Any constructive termination of the Company pursuant to Section 708 (b) (1) (B) of the Code shall be deemed to be a winding up and termination of the Company pursuant to which: (a) all assets of the Company are deemed to have been sold as provided in Section 7.03 hereof, with the unrealized gain or loss inherent in such assets being allocated pursuant to Section 6.01, (b) the proceeds of the deemed sales being deemed distributed pursuant to Section 7.01 hereof, and (c) such assets being then deemed to have been recontributed to a new Company, and the Capital Accounts of the Members shall be adjusted appropriately to reflect such deemed termination, sale, distribution, and reconstitution. This Section 7.04 applies solely for purposes of adjusting Capital Accounts.

                                 ARTICLE VIII

                            Accounting and Records

                  8.01 Records and Accounting. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The fiscal year of the Company for financial reporting and for federal income tax purposes shall end of the first Saturday after January 2.

                  8.02 Access to Accounting Records. All books and records of the Company shall be maintained at any office of the Company or at the Company's principal place of business, and each Member, and his duly authorized representative, shall have access to them at such office of the Company and the right to inspect and copy them at reasonable times.

                  8.03 Tax Elections. The Members shall make such elections on behalf of the Company as they may determine.

                  8.04 Annual Tax Information. The Members shall cause the Company to deliver to each Member all information necessary for the preparation of such Member's federal income tax return.

                  8.05 Tax Matters Member. There shall be one Tax Matters Member designated to be the sole Member who shall communicate and negotiate with the Internal Revenue Service on any tax matter on behalf of all Members and on behalf of the Company. The original designated Tax Matters Member shall be Warnaco Inc. who shall continue in that role until the Members shall designate another Member for that role.

                                  ARTICLE IX

                                     Term

                  The term of this Company shall begin on the date the Certificate of Formation is filed with the Delaware Secretary of State and shall continue unless terminated prior thereto in accordance with the provisions hereof, by unanimous agreement of the Members or pursuant to the Delaware Limited Liability Company Act.

                                   ARTICLE X

       Dissolution of the Company and Termination of a Member's Interest

                  10.01 Dissolution. The Company shall be dissolved upon the retirement, resignation, expulsion, bankruptcy or dissolution of a Member or occurrence of any other event which terminates a Member's continued membership in the Company or which would cause or result in a dissolution of the Company or a cancellation of the Company's Certificate of Formation under applicable law (each, a "Dissolution Event"), unless within ninety (90) days of the Dissolution Event the business of the Company is continued by the unanimous written consent of all of the remaining Members of the Company.

                  10.02 Continuation of Interest of Member's Representative. After the expulsion, bankruptcy, receivership or dissolution of a member, if all the Members consent to the continuation of the business of the Company, as set forth in Section 10.01 hereof, the personal representative, trustee-in-bankruptcy, debtor-in-possession, receiver, other representative or successor, (each a "Representative") of such a Member shall immediately succeed to the interest of such Member in the Company. During the administration of the or bankrupt's estate by the bankruptcy or receivership court, such Representative shall have the same rights and obligations in the Company for the remainder of the Company's term as such Member would have had, if such Member had not dissolved, become bankrupt or was expelled.

                                  ARTICLE XI

                                Indemnification

                  11.01 Indemnity. Subject to the provisions of Section 11.04 hereof, this Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he is or was a Member, employee or agent of this Company, or is or was serving at the request of this Company as manager, director, officer, employee or agent of another limited liability company or corporation, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of this Company, and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

                  11.02 Indemnify for Actions By or In the Right of the Company. Subject to the provisions of Section 11.04 hereof, this Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the rights of this Company to procure a judgment in its favor by reason of the fact that he is or was a Member, director, officer, employee or agent of this Company, or is or was serving at the request of this Company as a member, manager, director, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the actions or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of this Company. Indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to this Company or for amounts paid in settlement to this Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such expenses as the court deems proper.

                  11.03 Indemnify If Successful. This Company may indemnify a Member, employee or agent of this Company against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense of any action, suit or proceeding referred to in Sections 11.01 and 11.02 or in defense of any claim, issue or matter therein, to the extent that such person or entity has been successful on the merits.

                  11.04 Expenses. Any indemnification under Sections 11.01 and 11.02, as well as the advance payment of expenses permitted under Section
11.05 unless ordered by a court or advanced pursuant to Section 11.05 below, must be made by this Company only as authorized in the specific case upon a determination that indemnification of the member, employee or agent is proper in the circumstances. The determination must be made:

                        (a) By the members by a majority of a quorum consisting of Members who were not parties to the act, suit or proceeding;

                        (b) If a majority vote of a quorum consisting of those Members who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                        (c) If a quorum consisting of Members who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

                  11.05 Advance Payment of Expenses. The expenses of Members incurred in defending a civil or criminal action, suit or proceeding may be paid by this Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Member to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by this Company. The provisions of this subsection do not affect any rights to advancement of expenses to which personnel other than Members may be entitled under any contract or otherwise by law.

                  11.06 Other Arrangements Not Excluded. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this Article XI:

                        (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Certificate of Formation or any agreement, vote of Members or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to Section 11.05 above, may not be made to or on behalf of any Member if a final adjudication established that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                        (b) Continues for a person who has ceased to be a Member, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                                 ARTICLE XII

                           Miscellaneous Provisions

                  12.01 Complete Agreement. This Limited Liability Company Agreement and the Certificate of Formation constitute the complete and exclusive statement of the Agreement among the Members with respect to the subject matter contained therein. This Limited Liability Company Agreement and the Certificate of Formation replace and supersede all prior agreements by and among the Members with respect to the subject matter contained herein.

                  12.02 Amendments. This Limited Liability Company Agreement may be amended by the members at a meeting or by written consent.

                  12.03 Applicable Law. The Certificate of Formation and this Limited Liability Company Agreement, and its application, shall be governed exclusively by its terms and the laws of the State of Delaware.

                  12.04 Headings. The headings in this Limited Liability Company Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Limited Liability Company Agreement or any provisions contained herein.

                  12.05 Severability. If any provision of this Limited Liability Company Agreement or the application thereof to any person or circumstance shall be deemed invalid, illegal or unenforceable to any extent, the remainder of this Limited Liability Company Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

                  12.06 Successors and Permitted Assigns. Each and all of the covenants, terms, provisions and agreements contained in this Limited Liability Company Agreement shall be binding upon and inure to the benefit of the existing Members, all new and substituted Members, and their respective assignees (whether permitted by this Agreement or not), heirs, legal representatives, successors and permitted assigns.

                  IN WITNESS HEREOF, this Amended and Restated Limited Liability Company Agreement was executed and delivered by all of the Members as of April 5, 1995.

                                    WARNACO INC.

                                    By: /s/  Stanley P. Silverstein
                                       -----------------------------
                                    Name:    Stanley P. Silverstein
                                    Title:   V.P. General Counsel and Secretary

                                    184 BENTON STREET INC.

                                    By: /s/ Stanley P. Silverstein
                                       -----------------------------
                                    Name:   Stanley P. Silverstein
                                    Title:  Secretary

                                      SCHEDULE A

                       Schedule of Initial Capital Contributions

MEMBER'S NAME                       INITIAL CAPITAL CONTRIBUTION

WARNACO INC.                                $99.00

184 BENTON STREET, INC.                     $ 1.00

                                Exhibit C - Signatures

NAME                                        SIGNATURE
/s/ Stanley P. Silverstein
--------------------------
Stanley P. Silverstein

                                                                Exhibit T3B-25

                                                   (As amended April 8, 1968)



                                    BY-LAWS

                                      Of

                         WARNACO MEN'S SPORTSWEAR INC.
                    (formerly THE PURITAN SPORTSWEAR CORP.)

                                   ARTICLE I

                                    Offices

                  Section 1. Principal and Other Offices. In addition to its principal office in the State of Delaware, the Corporation may have such other offices within or without the state of Delaware as the Board of Directors shall from time to time determine or the business of the Corporation shall require.

                                  ARTICLE II

                           MEETINGS OF STOCKHOLDERS

                  Section 1. Annual Meetings. The annual meeting of the stockholders of the Corporation, for the election of Directors and for the transaction of such other business as may be brought before the meeting, shall be held at such place in the City of Bridgeport, State of Connecticut, or at such other place stated in the notice of meeting within or without the State of Delaware as the Board of Directors may determine, and at such hour stated in the notice of meeting as the Board of Directors may determine, on the last Friday of April in each year commencing with the year 1969, or if such day be a legal holiday then on the next succeeding business day which is not a legal holiday.

                  Section 2. Special Meetings.Special Meetings of stockholders may be held upon the call of the President, a Vice President, a majority of the Board of Directors, or stockholders holding at least 25% of the outstanding capital stock entitled to vote at said meeting. The time and place at which such meeting shall be held shall be stated in the call and notice thereof. Special meetings may also be called and held in such cases and in such manner as may be specially provided by law.

                  Section 3. Notice. Except as hereinafter in this section provided or as may be otherwise required by law, notice of every meeting of stockholders shall be in writing and signed by the President, a Vice President, the Secretary or an assistant Secretary, and shall state the purpose or purposes for which the meeting is called and the time when and the place where it is to be held. A copy of such notice shall be delivered, either personally or by mail or by any other lawful means, to each stockholder of record entitled to vote at such meeting not less than ten days before the meeting. If mailed, such notice shall be directed to a stockholder at his address as it appears on the stock book of the Corporation unless he shall have filed with the Secretary a written request that notices intended for him be mailed to some other address, in which case it shall be mailed to the address designated in such request.

                  Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy or who shall waive such notice in writing, including waiver by telegraph, cable or wireless. Notice of any adjourned meeting need not be given otherwise than by announcement at the meeting at which the adjournment is taken.

                  Section 4. Quorum. At all meetings of stockholders the presence in person or by proxy of the holders of a majority of the issued and outstanding capital stock of the Corporation entitled to vote shall be necessary in order to constitute a quorum; however, a majority of the stockholders present at any meeting at which a quorum is not present shall have power to adjourn such meeting from time to time until a quorum shall be present. At any such adjourned meeting at which a quorum shall be present any business may be transacted which might have been transacted at the meeting as originally called.

                  Section 5. Organization. The President or any Vice President, or in their absence, a chairman elected at the meeting, shall preside over meetings of stockholders. The Secretary of the Corporation shall act as Secretary of such meetings if present, or in his absence the chairman of the meeting may appoint a secretary.

                  Section 6. Voting. At all meetings of stockholders the voting may be viva voce or by ballot. All matters, except as otherwise provided by law, by the Certificate of Incorporation, or by these By-Laws, shall be decided by a majority in interest of the stockholders of the Corporation present in person or by proxy at such meeting and entitled to vote. Shares belonging to the Corporation shall not be voted directly or indirectly.

                                  ARTICLE III

                                   Directors

                  Section 1. Election of Directors. The Board of Directors shall consist of five (5) persons. Directors shall be elected at the annual meeting of the stockholders or as soon thereafter as practicable, and each Director shall continue in office until the next annual meeting of stockholders or until his successor is elected and shall qualify. Directors need not be stockholders.

                  Section 2. Powers. The property, affairs and business of the Corporation shall be managed by its Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute, the Certificate of Incorporation or these By-Laws required to be exercised or done by the stockholders.

                  Section 3. Meetings. Meetings of the Board of Directors shall be held at the time fixed by the Board of Directors of upon call of the President or any two Directors, and may be held at any place within or without the State of Delaware. The Secretary or other officer performing his duties shall give reasonable notice (which need not in any event exceed three days) of all meetings of Directors, provided that a meeting may be held without notice immediately after the annual election and notice need not be given of regular meetings held at a time fixed by resolution of the Board of Directors. Meetings may be held at any time without notice if all the Directors are present and if those not present waive notice either before or after the meeting. One third of the total number of the Directors, but not less than two Directors, shall constitute a quorum. The act of a majority of the Directors present at any meeting shall be the act of the Board of Directors. In the absence of a quorum a majority of the Directors present may adjourn any meeting from time to time without notice.

                  Section 4. Committees. The Board of Directors may by a resolution passed by a majority of the Directors in office designate one or more committees which, to the extent provided in such resolution or resolutions, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, including the power to authorize the impression of the seal of the Corporation on all papers which may require it but not including the power to fill vacancies in the Board of Directors, the power to change the membership of or fill vacancies in any such committee or the power to change the By-Laws. The Board of Directors shall have the power at any time to change the membership of, to fill vacancies in, or to discharge any committee. Each such committee shall make rules for the conduct of its business and shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. A majority of the members of each such committee, if the committee be composed of more than two members, shall constitute a quorum.

                  Section 5. Removal of Directors. Any director may be removed at any time, either with or without cause, by the affirmative vote of the holders of record of a majority of the shares of stock outstanding and entitled to vote at a special meeting of the stockholders called for such purpose. The vacancy in the Board of Directors caused by any such removal may be filled by the stockholders at such meeting or at any subsequent meeting.

                  Section 6. Vacancies. If the office of any Director or Directors becomes vacant for any reason (including without limitation a vacancy created due to an increase in the umber of Directors), other than removal by more than a majority of the holders of the shares of the Corporation then outstanding and entitled to vote on such action, a majority of the Directors then in office may choose a successor or successors who shall hold office for the unexpired term with respect to which such vacancy occurred or until the next election of Directors or until such vacancy may be filled by the stockholders at any meeting thereof.

                  In case the entire Board of Directors shall die or resign, any stockholder may call a special meeting of stockholders in the same manner that the President may call such a meeting as provided in Section 2 of Article II of these By-Laws, and Directors for the unexpired term may be elected at such meeting in the manner provided for their election in Section 1 of this
Article III.

                  Section 7. Rules and Order of Business. The Board of Directors may adopt such rules and regulations not inconsistent with the laws of the State of Delaware, the Certificate of Incorporation, or these By-Laws for the conduct of their meetings and the management of the affairs of the Corporation as they may deem proper, and may prescribe the order of business for these meetings and for the meetings of stockholders.

                  Section 8. Directors' Fees. The Board of Directors shall have authority to determine, from time to time, the amount of fees and expenses of attendance, if any, which shall be paid to its members for attending meetings of the Board of Directors or of any committee of the Board of Directors. Nothing contained herein shall be construed to preclude any Director from serving the Corporation in any other capacity as officer, agent, or otherwise and receiving compensation therefor.

                  Section 9. Transaction With Interested Directors. No contract or other transaction between the Corporation and any other corporation, and no act of the Corporation shall, in the absence of fraud, in any way be affected or invalidated by the fact that any of the Directors of the Corporation are pecuniarily or otherwise interested in, or are directors, officers or stockholders of, such other corporation. Any Director individually, or any firm or corporation of which such Director may be a member, director, officer or stockholder, or in which such Director may have any other interest, may be a party to, and may be pecuniarily or otherwise interested in, any contract or transaction of the Corporation, provided that the fact that he or such firm or corporation is so interested shall be disclosed and shall have been know to the Board of Directors or a majority thereof; and any Director of the Corporation who is also a director, officer or stockholder of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of the Corporation which shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation and not so interested.

                                  ARTICLE IV

                                   Officers

                  Section 1. Election of Officers. The Board of Directors shall, as soon as may be convenient after each annual meeting of stockholders, elect from their own number a President as an officer of the Corporation. They shall also elect a Secretary and a Treasurer, and they may further elect one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers as officers of the Corporation. No officer except the President need be a Director. Any two or more of the offices mentioned in this section may be held by the same person. The Board of Directors may appoint such additional officers as may be deemed necessary for the business of the Corporation.

                  Section 2. Term of Office. The term of office of all officers shall be until the next annual election of officers and until their respective successors are elected and qualify, but any officer may be removed from office at any time with or without cause by a majority vote of the Board of Directors. Vacancies in the offices shall be filled by the Board of Directors.

                  Section 3. Powers and Duties. The President shall be the chief executive officer of the Corporation. The other officers of the Corporation shall have such powers and duties, except as modified by the Board of Directors, as generally pertain to their respective offices as well as such powers and duties as from time to time shall be conferred by the Board of Directors.
                                   ARTICLE V

                                 Capital Stock

                  Section 1. Certificates of Stock. Certificates of stock shall be in such form and executed in such manner as may be prescribed by law and by the Board of Directors.

                  Section 2. Transfer of Shares. Transfer of shares shall be made only on the books of the Corporation by the holders thereof in person or by attorney upon surrender of the certificates therefor duly endorsed.

                  Section 3. Closing of Transfer Books or Taking Records of Stockholders. The Board of Directors may prescribe a period not exceeding fifty days prior to the date of any meeting of the stockholders, or prior to the last day on which the consent or dissent of stockholders may be effectively expressed for any purpose without a meeting, during which no transfer of stock on the books of the Corporation may be made; or in lieu of prohibiting the transfer of stock, may fix a time, not more than fifty days prior to the date of any meeting of stockholders, or prior to the last day on which the consent or dissent of stockholders may be effectively expressed for any purpose without a meeting, as the time as of which stockholders entitled to notice of and to vote at such a meeting or whose consent or dissent is required or may be expressed for any purpose, as the case may be, shall be determined; and all persons who were holders of record of voting stock at such time and no others shall be entitled to notice of and to vote at such meeting or to express their consent or dissent, as the case may be. The Board of Directors may also fix a time not exceeding fifty days preceding the date fixed for the payment of any dividend or the making of any distribution, or for the delivery of evidences of rights, or evidences of interests arising out of any change, conversion or exchange of capital, as the time as of which stockholders entitled to receive any such dividend, distribution, rights or interests shall be determined, or, at its option, in lieu of so fixing a record time, may prescribe a period not exceeding fifty days prior to the date for such payment, distribution or delivery during which no transfer of stock on the books of the Corporation may be made.

                                  ARTICLE VI

                                 Miscellaneous

                  Section 1. Depositories. The Board of Directors may select such depositories as it shall deem proper for the funds of the Corporation. All checks and drafts against funds so deposited shall be signed in such manner and by such persons as may from time to time be authorized by the Board of Directors.

                  Section 2. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors of the Corporation.

                  Section 3. Seal. The corporate seal of the Corporation shall be in such form as the Board of Directors shall prescribe.

                  Section 4. Amendments. These By-Laws shall be subject to alteration, amendment or repeal either by the affirmative vote of the holders of a majority of the issued and outstanding shares of capital stock of the Corporation entitled to vote, given at any meeting of stockholders the notice of which contains notice of the proposed alterations, amendment or repeal, or by the affirmative vote of a majority of the Board of Directors, given at any meeting of the Board of Directors notice of which contains notice of the proposed alteration, amendment or repeal.

                                                                  Exhibit T3B-26


                                     BY-LAWS

                                       OF

                            WARNACO PUERTO RICO, INC.

                     (hereinafter called the "Corporation")

                                    ARTICLE I

                                     OFFICES

         Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

         Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.


                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

         Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors.

         Section 2. Annual Meetings. The Annual Meetings of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

         Section 3. Special Meetings. Unless otherwise required by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the "Certificate of Incorporation"), Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of (i) the Board of Directors, (ii) a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers and authority include the power to call such meetings or (iii) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

         Section 4. Notice. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

         Section 5. Adjournments. Any meeting of the stockholders may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

         Section 6. Quorum. Unless otherwise required by law or the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5, until a quorum shall be present or represented.

         Section 7. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-laws, any question brought before any meeting of stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented and entitled to vote thereat, voting as a single class. Unless otherwise provided in the Certificate of, Incorporation, and subject to Section 5 of Article V hereof, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer's discretion, may require that any votes cast at such meeting shall be cast by written ballot.

         Section 8. Consent of Stockholders in Lieu of Meeting . Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this Section 8 to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the state of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this section.

         Section 9. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

         Section 10. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledgers, the list required by Section 9 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

         Section 11. Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present; (iv) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (vi) limitations on the time allotted to questions or comments by participants.


                                   ARTICLE III

                                    DIRECTORS

         Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in Section 2 of this
Article III, directors shall be elected by a plurality of the votes cast at the Annual Meetings of Stockholders and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders.

         Section 2. Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

         Section 3. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

         Section 4. Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or by any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

         Section 5. Quorum. Except as otherwise required by law or the Certificate of Incorporation, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

         Section 6. Actions by Written Consent. Unless otherwise provided in the Certificate of Incorporation, or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

         Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation, members of the Board of Directors of the Corporation, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

         Section 8. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

         Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

         Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because the director or officer's vote is counted for such purpose if (i) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.


                                   ARTICLE IV

                                    OFFICERS

         Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law or the Certificate of Incorporation. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

         Section 2. Election. The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders), shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of the Board of Directors. Any vacancy occurring in any once of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

         Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President or any other officer authorized to do so by the Board of Directors and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

         Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be the Chief Executive Officer of the Corporation, unless the Board of Directors designates the President as the Chief Executive Officer, and, except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may from time to time be assigned by these By-Laws or by the Board of Directors.

         Section 5. President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no chairman of the Board of Directors, or if the Board of Directors shall otherwise designate, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these By-Laws or by the Board of Directors.

         Section 6. Vice Presidents. At the request of the President or in the President's absence or in the event of the President's inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President, or the Vice Presidents if there is more than one (in the order designated by the Board of Directors), shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

         Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors or the President, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the Signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest to the affixing by such officer's signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

         Section 8. Treasurer: The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer and for the restoration to the Corporation, in case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer's possession or under the Treasurer's control belonging to the Corporation.

         Section 9. Assistant Secretaries. Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of the Secretary's disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

         Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of the Treasurer's disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Assistant Treasurer and for the restoration to the Corporation, in case of the Assistant Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Assistant Treasurer's possession or under the Assistant Treasurer's control belonging to the Corporation.

         Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.


                                    ARTICLE V

                                      STOCK

         Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary of an Assistant Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation.

         Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

         Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner's legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

         Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

         Section 5.      Record Date.

                  (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; providing, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolutions taking such prior action.

                  (c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

         Section 6. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.


                                   ARTICLE VI

                                     NOTICES

         Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person's address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

         Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.


                                   ARTICLE III

                               GENERAL PROVISIONS

         Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 6 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation's capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

         Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

         Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

         Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.


                                  ARTICLE VIII

                                 INDEMNIFICATION

         Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

         Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in
Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

         Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on the records or books of account of the Corporation or another enterprise; or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 1 or 2 of this Article VIII, as the case may be.

         Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery in the State of Delaware for indemnification to the extent otherwise permissible under Sections l and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standards of conduct set forth in Section 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this
Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

         Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

         Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections l and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in
Section 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

         Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this
Article VIII.

         Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

         Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

         Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

         Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agent of the Corporation similar to those conferred in this
Article VIII to directors and officers of the Corporation.


                                   ARTICLE IX

                                   AMENDMENTS

         Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

         Section 2. Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                Exhibit T3B-27

                                    BY-LAWS

                                      OF

                             WARNACO SOURCING INC.

                           (A Delaware Corporation)


                                   ARTICLE I

                                 STOCKHOLDERS

                  1. CERTIFICATES REPRESENTING STOCK. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation certifying the number of shares owned by him in the corporation. If such certificate is countersigned by a transfer agent other than the corporation or its employee or by a registrar other than the corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

                  Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, and whenever the corporation shall issue any shares of its stock as partly paid stock, the certificates representing shares of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporation Law of Delaware, as it may from time to time be amended (hereinafter referred to as "the General Corporation Law"). Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

                  The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of the lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate.

                  2. FRACTIONAL SHARE INTERESTS. The corporation may, but shall not be required to, issue fractions of a share. If the corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

                  3. STOCK TRANSFERS. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

                  4. RECORD DATE FOR STOCKHOLDERS. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less then ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed; and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  5. MEANING OF CERTAIN TERMS. As used herein in respect of the right to notice of a meeting of stockholders, or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder of holders of record of outstanding shares of stock or any class upon which or upon whom the certificate of incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the certificate of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the certificate of incorporation except as any provision of law may otherwise require.

                  6. STOCKHOLDER MEETINGS.

                  - TIME. The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen (13) months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen (13) months after the date of the preceding annual meeting. A special. meeting shall be held on the date and at the time fixed by the directors.

                  - PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of Delaware as the directors may, from to time, fix. Whenever the directors shall fail to fix such place, the meeting shall be held at the registered office of the corporation in the State of Delaware.

                  - CALL. Annual meetings and special meetings may be called by the directors or by an officer instructed by the directors to call the meeting.

                  - NOTICE OR WAIVER OF NOTICE. Written notice of all meetings shall be given, stating the place, date, and hour of the meeting and stating the place within the city or other municipality or community at which the list of stockholders of the corporation may be examined. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall, (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of a special meeting shall in all instances state the purpose of purposes for which the meeting is called. The notice of any meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. Except as otherwise provided by the General Corporation Law, a copy of the notice of any meeting shall be given, personally or by mail, not less than ten (10) days nor more than sixty (60) days before the date of the meeting, unless the lapse of the prescribed period of time shall have been waived, and directed to each stockholder at his record address or at such other address which he may have furnished by request in writing to the Secretary of the corporation. Notice by mail shall be deemed to be given when deposited, with postage thereon prepaid, in the United States mail. If a meeting is adjourned to another time, not more than thirty (30) days hence, and/or to another place, and if an announcement of the adjourned time and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the directors, after adjournment, fix a new record date for the adjourned meeting. Notice need not be given to any stockholder who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

                  - STOCKHOLDER LIST. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten
(10) days prior to the meeting, either at a place within the city or other municipality or community where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote at any meeting of stockholders.

                  - CONDUCT OF MEETING. Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

                  - PROXY REPRESENTATION. Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by his attorney-in-fact. No proxy shall be voted or acted upon after three (3) years from its date unless such proxy provides for a .longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which is coupled is an interest in the stock itself or an interest in the corporation generally.

                  - INSPECTORS. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at-the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

                  - QUORUM. The holders of a majority of the outstanding shares of stock constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum.

                  - VOTING. Each share of stock shall entitle the holder thereof to one vote. In the election of directors, a plurality of the votes cast shall elect. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power. In the election of directors, and for any other action, voting need not be by ballot.

                  7. STOCKHOLDER ACTION WITHOUT MEETINGS. Any action required by the General Corporation Law to be taken at any annual or special meeting of stockholders, or any action which may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                                  ARTICLE II

                                   DIRECTORS

                  1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation shall be managed by the Board of Directors of the corporation. The Board of Directors shall have authority to fix the compensation of the members thereof. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

                  2. QUALIFICATIONS AND NUMBERS. A director need not be a stockholder, a citizen of the United States, nor a resident of the State of Delaware. The initial Board of Directors shall consist of three (3) persons. Thereafter the number of directors constituting the whole board shall be at least one (1). Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be three (3). The number of directors may be increased or decreased by action of the stockholders or of the directors.

                  3. ELECTION AND TERM. The first Board of Directors, unless the members thereof shall have been named in the certificate of incorporation, shall be elected by the incorporator or incorporators and shall hold office until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. In the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

                  4.       MEETINGS.

                  - TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

                  - PLACE. Meetings shall he held at such place within or without the State of Delaware as shall be fixed by the Board.

                  - CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, or the President, or of a majority of the directors in office.

                  - NOTICE OF ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice need not be given to any director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

                  - QUORUM AND ACTION. A majority of the whole Board shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided , that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as herein otherwise provided, and except as otherwise provided by the General Corporation Law, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these By-Laws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

                  - CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if president and acting, or any other director chosen by the Board, shall preside.

                  5. REMOVAL OF DIRECTORS. Any or all of the directors may be removed for cause or without cause by the stockholders. One or more of the directors may be removed for cause by the Board of Directors.

                  6. COMMITTEES. Whenever its number consists of three or more, the Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation with the exception of any authority the delegation of which is prohibited by Section 141 of the General Corporation Law, and may authorize the seal of the corporation to be affixed to all papers which may require it.

                  8. INFORMAL ACTION. Any member or members of the Board of Directors or of any committee designated by the Board, may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting is all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

                                  ARTICLE III

                                   OFFICERS

                  The directors shall elect a President, a Secretary, and a Treasurer, and may elect a Chairman of the Board of Directors, a Vice-Chairman thereof, and one or more Vice-Presidents, Assistant Secretaries, and Assistant Treasurers, and may elect or appoint such other officers and agents as are desired. The President may but need not be a director. Any number of offices may be held by the same person.

                  Unless otherwise provided in the resolution of election or appointment, each officer shall hold office until his successor is elected and qualified or until his earlier resignation or removal. Any officer may resign at any time upon written notice to the corporation.

                  Officers shall have the powers and duties defined in the resolutions appointing them; provided, that the Secretary shall record all proceedings of the meetings or of the written actions of the stockholders and of the directors, and any committee thereof, in a book to be kept for that purpose.

                  The Board of Directors may remove any officer for cause or without cause.

                                  ARTICLE IV

                                CORPORATE SEAL

                  The corporate seal shall be in such form as the Board of Directors shall prescribe.

                                    ARTICLE

                                  FISCAL YEAR

                  The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

                                  ARTICLE VI

                             CONTROL OVER BY-LAWS

                  The power to amend, alter, and repeal these By-Laws and to adopt new By-Laws shall be vested in the Board of Directors; provided, that the Board of Directors may delegate such power, in whole or in part, to the stockholders; and provided, further, that any By-Law, other than an initial By-Law, which provides for the election of directors by classes for staggered terms shall be adopted by the stockholders.

                  I HEREBY CERTIFY that the foregoing is a full, true and correct copy of the By-Laws of Warnaco Sourcing Inc., a Delaware corporation, as in effect on the date hereof.


Dated: February 28, 1986



(SEAL)

                                                                Exhibit T3B-28

                                    BY-LAWS

                                      OF

                                   ML, INC.

                    (hereinafter called the "Corporation")

                                   ARTICLE I

                                    OFFICES

                  Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

                  Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                  ARTICLE II

                           MEETINGS OF STOCKHOLDERS

                  Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

                  Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

                  Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

                  Section 4. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

                  Section 5. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

                  Section 6. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                  Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

                  Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                                  ARTICLE III

                                   DIRECTORS

                  Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in
Section 2 of this Article, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

                  Section 2. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

                  Section 3. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

                  Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, which must be held either within the State of Connecticut or outside the United States. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

                  Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

                  Section 6. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

                  Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation. in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

                  Section 8. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

                  Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                  Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or
(ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

                                  ARTICLE IV

                                   OFFICERS

                  Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

                  Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

                  Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

                  Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. He shall be the Chief Executive Officer of the Corporation, and except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 5. President. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chairman of the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

                  Section 6. Vice Presidents. At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

                  Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

                  Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

                  Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers; vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

                  Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                   ARTICLE V

                                     STOCK

                  Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

                  Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

                  Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                  Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

                  Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                  Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

                                  ARTICLE VI

                                    NOTICES

                  Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable.

                  Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                  ARTICLE VII

                              GENERAL PROVISIONS

                  Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

                  Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

                  Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                  Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                 ARTICLE VIII

                                INDEMNIFICATION

                  Section 1. Power to Indemnify in Actions, Suits or Proceedings other Than Those by or in the Right of the Corporation. Subject to
Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                  Section 2. Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  Section 3. Authorization of Indemnification. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

                  Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

                  Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

                  Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

                  Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

                  Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

                  Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

                  Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

                  Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.

                                  ARTICLE IX

                                  AMENDMENTS

                  Section 1. Amendments. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

                  Section 2. Entire Board of Directors. As used in this
Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

                                                                Exhibit T3B-29

                                    BY-LAWS

                           OF WARNER'S DE COSTA RICA

                           (A Delaware Corporation)

                                   ARTICLE I

                                 STOCKHOLDERS

         1. CERTIFICATES REPRESENTING STOCK. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation certifying the number of shares owned by him in the corporation. If such certificate is countersigned by a transfer, agent other than the corporation or its employee or by a registrar other than the corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

         Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, and whenever the corporation shall issue any shares of its stock as partly paid stock, the certificates representing shares of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporation Law of Delaware, as it may from time to time be amended (hereinafter referred to as "the General Corporation Law"). Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

         The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of any lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate.

         2. FRACTIONAL SHARE INTERESTS. The corporation may, but shall not be required to, issue fractions of a share. If the corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation. The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

         3. STOCK TRANSFERS. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

         4. RECORD DATE FOR STOCKHOLDERS. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed; and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

         5. MEANING OF CERTAIN TERMS. As used herein in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or "shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the certificate of incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the certificate of incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the certificate of incorporation.

         6. STOCKHOLDER MEETINGS.

         - TIME. The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the directors.

         - PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of Delaware, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such place, the meeting shall be held at the registered office of the corporation in the State of Delaware.

         - CALL. Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

         - NOTICE OR WAIVER OF NOTICE. Written notice of all meetings shall be given, stating the place, date, and hour of the meeting and stating the place within the city or other municipality or community at which the list of stockholders of the corporation may be examined. The notice of an annual meeting shall state that the meeting is called for the election of directors and for the transaction of other business which may properly come before the meeting, and shall (if any other action which could be taken at a special meeting is to be taken at such annual meeting) state the purpose or purposes. The notice of a special meeting shall in all instances state the purpose or purposes for which the meeting is called. The notice of any meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. Except as otherwise provided by the General Corporation Law, a copy of the notice of any meeting shall be given, personally or by mail, not less than ten days nor more than fifty days before the date of the meeting, unless the lapse of the prescribed period of time shall have been waived, and directed to each stockholder at his record address or at such other address which he may have furnished by request in writing to the Secretary of the corporation. Notice by mail shall be deemed to be given when deposited, with postage thereon prepaid, in the United States mail. If a meeting is adjourned to another time, not more than thirty days hence, and/or to another place, and if an announcement of the adjourned time and/or place is made at the meeting, it shall not be necessary to give notice of the adjourned meeting unless the directors, after adjournment, fix a new record date for the adjourned meeting. Notice need not be given to any stockholder who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of a stockholder at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice.

         - STOCKHOLDER LIST. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city or other municipality or community where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this section or the books of the corporation, or to vote at any meeting of stockholders.

         - CONDUCT OF MEETING. Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a secretary of the meeting.

         - PROXY REPRESENTATION. Every stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by his attorney-in-fact. No proxy shall be voted or acted upon after three years from its date unless such proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and, if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

         - INSPECTORS. The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the' directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

         - QUORUM. The holders of a majority of the outstanding shares of stock shall constitute a quorum at a meeting of stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum.

         - VOTING. Each share of stock shall entitle the holder thereof to one vote. In the election of directors, a plurality of the votes cast shall elect. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power. In the election of directors, and for any other action, voting need not be by ballot.

         7. STOCKHOLDER ACTION WITHOUT MEETINGS. Any action required by the General Corporation Law to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                                  ARTICLE II

                                   DIRECTORS

         1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation shall be managed by the Board of Directors of the corporation. The Board of Directors shall have authority to fix the compensation of the members thereof. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

         2. QUALIFICATIONS AND NUMBER. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware. The initial Board of Directors shall consist of three persons. Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be three. The number of directors may be increased or decreased by action of the stockholders or of the directors .

         3. ELECTION AND TERM. The first Board of Directors, unless the members thereof shall have been named in the certificate of incorporation, shall be elected by the incorporator or incorporators and shall hold office until the first annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an annual meeting of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. In the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including vacancies resulting from the removal of directors for cause or without cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

         4. MEETINGS.

         - TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

         - PLACE. Meetings shall be held at such place within or without the State of Delaware as shall be fixed by the Board.

         - CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, or the President, or of a majority of the directors in office.

         - NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice need not be given to any director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice.

         - QUORUM AND ACTION. A majority of the whole Board shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as herein otherwise provided, and except as otherwise provided by the General Corporation Law, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these By-Laws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

         - CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.

         5. REMOVAL OF DIRECTORS. Any or all of the directors may be removed for cause or without cause by the stockholders. One or more of the directors may be removed for cause by the Board of Directors.

         6. COMMITTEES. Whenever its number consists of three or more, the Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation with the exception of any authority the delegation of which is prohibited by Section 141 of the General Corporation Law, and may authorize the seal of the corporation to be affixed to all papers which may require it.

         7. INFORMAL ACTION. Any member or members of the Board of Directors or of any committee designated by the Board, may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

                                  ARTICLE III

                                   OFFICERS

         The directors shall elect a President, a Secretary, and a Treasurer, and may elect a Chairman of the Board of Directors, a Vice-Chairman thereof, and one or more Vice-Presidents, Assistant Secretaries, and Assistant Treasurers, and may elect or appoint such other officers and agents as are desired. The President may but need not be a director. Any number of offices may be held by the same person.

         Unless otherwise provided in the resolution of election or appointment, each officer shall hold office until his successor is elected and qualified or until his earlier resignation or removal. Any officer may resign at any time upon written notice to the corporation.

         Officers shall have the powers and duties defined in the resolutions appointing them; provided, that the Secretary shall record all proceedings of the meetings or of the written actions of the stockholders and of the directors, and any committee thereof, in a book to be kept for that purpose.

         The Board of Directors may remove any officer for cause or without cause.

                                  ARTICLE IV

                                CORPORATE SEAL

         The corporate seal shall be in such form as the Board of Directors shall prescribe.

                                   ARTICLE V

                                  FISCAL YEAR

         The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

                                  ARTICLE VI

                             CONTROL OVER BY-LAWS

         The power to amend, alter, and repeal these By-Laws and to adopt new By-Laws shall be vested in the Board of Directors; provided, that the Board of Directors may delegate such power, in whole or in part, to the stockholders; and provided, further, that any By-Law, other than an initial By-Law, which provides for the election of directors by classes for staggered terms shall be adopted by the stockholders.

                                                                     Exhibit T3C


================================================================================






                                 WARNACO INC.

                                      and

                          THE GUARANTORS NAMED HEREIN

                                 as Guarantors

                                      to

                          WELLS FARGO BANK MINNESOTA,

                             NATIONAL ASSOCIATION

                             as Indenture Trustee

                             _____________________

                                   INDENTURE

                         Dated as of February 4, 2003

                             _____________________

                               Second Lien Notes

                                   Due 2008


=============================================================================

                                 WARNACO INC.

              RECONCILIATION AND TIE BETWEEN TRUST INDENTURE ACT

              OF 1939 AND INDENTURE, DATED AS OF FEBRUARY 4, 2003

         TRUST INDENTURE

           ACT SECTION                          INDENTURE SECTION

                       ..............................
ss.310 (a)(1)          ..............................  607
       (a)(2)          ..............................  607
       (b)             ..............................  608
ss.312 (c)             ..............................  701
ss.314 (a)             ..............................  703
       (a)(4)          ..............................  1008(a)
       (c)(1)          ..............................  102
       (c)(2)          ..............................  102
       (e)             ..............................  102
ss.315 (b)             ..............................  601
ss.316 (a) (last
       sentence)       ..............................  101 ("Outstanding")
       (a)(1)(A)       ..............................  502, 512
       (a)(1)(B)       ..............................  513
       (b)             ..............................  508
       (c)             ..............................  104(d)
ss.317 (a)(1)          ..............................  503
       (a)(2)          ..............................  504
       (b)             ..............................  1003
ss.318 (a)             ..............................  111














..........

Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

                               TABLE OF CONTENTS

                                                                     PAGE

RECITALS OF THE COMPANY..............................................  1


                                  ARTICLE ONE

                       DEFINITIONS AND OTHER PROVISIONS

                            OF GENERAL APPLICATION

SECTION 101. Definitions...............................................1
"ACCOUNT"..............................................................2
"ACCOUNT DEBTOR".......................................................2
"ACT"..................................................................2
"ADDITIONAL AMOUNTS"...................................................2
"AFFILIATE"............................................................2
"ALTERNATIVE CURRENCY".................................................2
"ALVAREZ HOLDER".......................................................2
"ALVAREZ NOTE".........................................................2
"AMORTIZATION DATE"....................................................2
"APPLICABLE MARGIN"....................................................2
"ASSET SALE"...........................................................3
"ASSIGNMENT AND ACCEPTANCE"............................................3
"BANK NOTE HOLDER".....................................................3
"BANK NOTES"...........................................................3
"BANKRUPTCY LAW".......................................................3
"BLOCKED ACCOUNT"......................................................3
"BLOCKED ACCOUNT BANK".................................................3
"BLOCKED ACCOUNT LETTER"...............................................3
"BOARD OF DIRECTORS"...................................................3
"BOARD RESOLUTION".....................................................3
"BUSINESS DAY".........................................................3
"CAPEX ROLLOVER AMOUNT"................................................3
"CAPITAL EXPENDITURES".................................................4
"CAPITAL LEASE"........................................................4
"CAPITAL LEASE OBLIGATIONS"............................................4
"CASES"................................................................4
"CASH EQUIVALENTS".....................................................4
"CASH INTEREST EXPENSE"................................................4
"CERCLA"...............................................................4
"CERCLIS"..............................................................4
"CHANGE OF CONTROL"....................................................4
"CODE".................................................................5
"COLLATERAL"...........................................................5
"COLLATERAL DOCUMENTS".................................................5
"COLLATERAL TRUSTEE"...................................................5
"COLLATERAL TRUSTEE AGREEMENT".........................................5
"COMMISSION"...........................................................5
"COMMODITY ACCOUNT"....................................................5
"COMMODITY INTERMEDIARY"...............................................5
"COMPANY"..............................................................5
"COMPANY REQUEST" or "COMPANY ORDER"...................................5
"COMPLIANCE CERTIFICATE"...............................................5
"CONFIDENTIAL INFORMATION".............................................5
"CONSOLIDATED".........................................................5
"CONSOLIDATED NET INCOME"..............................................6
"CONSTITUENT DOCUMENTS"................................................6
"CONTAMINANT"..........................................................6
"CONTRACTUAL OBLIGATION"...............................................6
"CONTROL ACCOUNT"......................................................6
"CONTROL ACCOUNT AGREEMENT"............................................6
"CORPORATE TRUST OFFICE"...............................................6
"CUSTOMARY PERMITTED LIENS"............................................6
"DEBT COORDINATORS"....................................................7
"DEBT ISSUANCE"........................................................7
"DEFAULT"..............................................................7
"DEFINITIVE SECURITY"..................................................7
"DISCLOSURE STATEMENT".................................................7
"DOLLAR EQUIVALENT"....................................................7
"DOLLARS" and the sign "$".............................................8
"DOMESTIC SUBSIDIARY"..................................................8
"EBITDA"...............................................................8
"EBITDAR"..............................................................8
"EFFECTIVE DATE".......................................................8
"ENTITLEMENT HOLDER"...................................................8
"ENTITLEMENT ORDER"....................................................8
"ENVIRONMENTAL ACTION".................................................8
"ENVIRONMENTAL LAWS"...................................................8
"ENVIRONMENTAL LIABILITIES AND COSTS"..................................9
"ENVIRONMENTAL LIEN"...................................................9
"ENVIRONMENTAL PERMIT".................................................9
"EQUITY INTERESTS".....................................................9
"ERISA"................................................................9
"ERISA AFFILIATE"......................................................9
"ERISA EVENT"..........................................................9
"EUROCURRENCY LIABILITIES".............................................9
"EURODOLLAR RATE"......................................................9
"EURODOLLAR RATE RESERVE PERCENTAGE"..................................10
"EVENT OF DEFAULT"....................................................10
"FAIR MARKET VALUE"...................................................10
"FINANCIAL COVENANT DEBT".............................................10
"FINANCIAL STATEMENTS"................................................10
"FISCAL QUARTER"......................................................10
"FISCAL YEAR".........................................................10
"FIXED CHARGE COVERAGE RATIO".........................................11
"FIXED CHARGES".......................................................11
"FIXED RATE"..........................................................11
"FOREIGN PLAN"........................................................11
"FOREIGN SUBSIDIARY"..................................................11
"GAAP"................................................................11
"GENERAL INTANGIBLE"..................................................11
"GOVERNMENTAL AUTHORITY"..............................................11
"GUARANTEE"...........................................................11
"GUARANTEE OBLIGATION"................................................11
"GUARANTEE SUPPLEMENT"................................................12
"GUARANTEED OBLIGATIONS"..............................................12
"GUARANTORS"..........................................................12
"HEDGING CONTRACTS"...................................................12
"HOLDER"..............................................................12
"INDEBTEDNESS"........................................................12
"INDENTURE"...........................................................12
"INDENTURE TRUSTEE"...................................................13
"INDENTURE TRUSTEE'S ACCOUNT".........................................13
"INSTRUMENT"..........................................................13
"INSURANCE ASSETS"....................................................13
"INTELLECTUAL PROPERTY"...............................................13
"INTEREST EXPENSE"....................................................13
"INTEREST PAYMENT DATE"...............................................13
"INTEREST PERIOD".....................................................13
"INTEREST RATE CONTRACTS".............................................13
"INVENTORY"...........................................................13
"INVESTMENT"..........................................................13
"INVESTMENT SECURITY".................................................14
"IRS".................................................................14
"LEASES"..............................................................14
"LIEN"................................................................14
"LOAN DOCUMENTS"......................................................14
"LOAN PARTIES"........................................................14
"MATERIAL ADVERSE CHANGE".............................................14
"MATERIAL ADVERSE EFFECT".............................................14
"MATERIAL LEASED PROPERTY"............................................15
"MATERIAL OWNED REAL PROPERTY"........................................15
"MATURITY"............................................................15
"MAXIMUM CREDIT"......................................................15
"MAXIMUM PAYMENT AMOUNT"..............................................15
"MORTGAGE SUPPORTING DOCUMENTS".......................................16
"MORTGAGEE TITLE INSURANCE POLICY"....................................16
"MORTGAGES"...........................................................16
"MULTIEMPLOYER PLAN"..................................................16
"NET CASH PROCEEDS"...................................................16
"NEW INTERCREDITOR AGREEMENT".........................................16
"NON-CASH INTEREST EXPENSE"...........................................16
"NOTE DISTRIBUTION AGREEMENT".........................................16
"NOTICE ADDRESS"......................................................16
"NPL".................................................................16
"OBLIGATION"..........................................................16
"OFFICERS' CERTIFICATE"...............................................17
"OPINION OF COUNSEL"..................................................17
"ORIGINAL HOLDER".....................................................17
"OTHER TAXES".........................................................17
"OUTSTANDING".........................................................17
"PARENT"..............................................................18
"PAYING AGENT"........................................................18
"PAYMENT AMOUNT"......................................................18
"PBGC"................................................................18
"PERMIT"..............................................................18
"PERMITTED ACQUISITION"...............................................18
"PERMITTED ACQUISITION CONSIDERATION".................................19
"PERMITTED LIENS".....................................................19
"PERSON"..............................................................20
"PIK NOTE"............................................................20
"PIK REPAYMENT DATE"..................................................20
"PLAN"................................................................20
"PLAN OF REORGANIZATION"..............................................20
"PLEDGE AND SECURITY AGREEMENT".......................................20
"PLEDGED DEBT INSTRUMENTS"............................................20
"PLEDGED STOCK".......................................................20
"PREDECESSOR SECURITY"................................................20
"PREFERRED INTERESTS".................................................20
"PREPAYMENT DATE".....................................................21
"PREPAYMENT PRICE"....................................................21
"PREPETITION INTERCREDITOR AGREEMENT".................................21
"PROPERTY LOSS EVENT".................................................21
"PROPOSED ACQUISITION"................................................21
"PROPOSED ACQUISITION TARGET".........................................21
"RELATED DOCUMENTS"...................................................21
"RELEASE".............................................................21
"REMEDIAL ACTION".....................................................21
"REQUIRED HOLDERS"....................................................21
"REQUIREMENT OF LAW"..................................................21
"RESPONSIBLE FINANCIAL OFFICER".......................................22
"RESPONSIBLE OFFICER".................................................22
"RESTRICTED ACCOUNT"..................................................22
"RESTRICTED ACCOUNT BANK".............................................22
"RESTRICTED ACCOUNT LETTER"...........................................22
"RESTRICTED PAYMENT"..................................................22
"ROLLOVER DATE".......................................................22
"ROLLOVER PRINCIPAL AMOUNT"...........................................22
"SALE AND LEASEBACK TRANSACTION"......................................22
"SECURED PARTIES".....................................................22
"SECURITIES"..........................................................22
"SECURITIES ACCOUNT"..................................................23
"SECURITIES INTERMEDIARY".............................................23
"SECURITY REGISTER" and "SECURITY REGISTRAR"..........................23
"SENIOR AGENT"........................................................23
"SENIOR AVAILABILITY RESERVES"........................................23
"SENIOR AVAILABLE CREDIT".............................................23
"SENIOR BORROWING BASE"...............................................23
"SENIOR COLLATERAL"...................................................23
"SENIOR COMMITMENTS"..................................................23
"SENIOR CREDIT AGREEMENT".............................................23
"SENIOR DEFAULT"......................................................24
"SENIOR EVENT OF DEFAULT".............................................24
"SENIOR LOAN DOCUMENTS"...............................................24
"SENIOR LOANS"........................................................24
"SENIOR NET CASH PROCEEDS"............................................24
"SENIOR OUTSTANDINGS".................................................24
"SENIOR SECURED PARTIES"..............................................24
"SENIOR TERMINATION DATE".............................................24
"STATED MATURITY".....................................................24
"STOCK"...............................................................24
"STOCK EQUIVALENTS"...................................................24
"SUBSIDIARY"..........................................................24
"SUBSIDIARY GUARANTORS"...............................................24
"SURVIVING DEBT"......................................................24
"TAKE-OUT SECURITIES".................................................25
"TAX AFFILIATE".......................................................25
"TERMINATION DATE"....................................................25
"TITLE IV PLAN".......................................................25
"TRANSACTION".........................................................25
"TRUST INDENTURE ACT" or "TIA"........................................25
"TRUSTEES"............................................................25
"UCC".................................................................25
"UNFUNDED PENSION LIABILITY"..........................................25
"U.S. GOVERNMENT OBLIGATIONS".........................................25
"VICE PRESIDENT"......................................................25
"VOTING STOCK"........................................................25
"WARNACO ENTITY"......................................................26
"WARNACO OPERATIONS"..................................................26
"WHOLLY OWNED SUBSIDIARY".............................................26
"WITHDRAWAL LIABILITY"................................................26
SECTION 102. Compliance Certificates and Opinions.....................26
SECTION 103. Form of Documents Delivered to Indenture Trustee.........26
SECTION 104. Acts of Holders..........................................27
SECTION 105. Notices, Etc., to Indenture Trustee, Company.............28
SECTION 106. Notice to Holders; Waiver................................28
SECTION 107. Effect of Headings and Table of Contents.................29
SECTION 108. Successors and Assigns...................................29
SECTION 109. Separability Clause......................................29
SECTION 110. Benefits of Indenture....................................29
SECTION 111. Governing Law............................................29

                                  ARTICLE TWO

                           SECURITY FORMS; REGISTER

SECTION 201. Forms Generally..........................................29
SECTION 202. Securities Issued in Global Form.........................30
SECTION 203. Form of Legend for Securities Issued in Global Form......31

                                 ARTICLE THREE

                                THE SECURITIES

SECTION 301. Title....................................................31
SECTION 302. Repayment of Principal...................................31
SECTION 303. Interest.................................................32
SECTION 304. Denominations............................................33
SECTION 305. Execution, Authentication, Delivery and Dating...........33
SECTION 306. Temporary Securities.....................................34
SECTION 307. Registration, Registration of Transfer and Exchange......34
SECTION 308. Mutilated, Destroyed, Lost and Stolen Securities.........36
SECTION 309. Payments; Computations...................................37
SECTION 310. Persons Deemed Owners....................................38
SECTION 311. Cancellation.............................................38
SECTION 312. Increased Costs, Etc.....................................38
SECTION 313. Taxes....................................................39

                                 ARTICLE FOUR

                          SATISFACTION AND DISCHARGE

SECTION 401. Satisfaction and Discharge of Indenture..................41
SECTION 402. Application of Trust Money...............................42

                                 ARTICLE FIVE

                                   REMEDIES

SECTION 501. Events of Default........................................42
SECTION 502. Acceleration of Maturity; Rescission and Annulment.......44
SECTION 503. Collection of Indebtedness and Suits for
              Enforcement by Indenture Trustee........................45
SECTION 504. Indenture Trustee May File Proofs of Claim...............45
SECTION 505. Indenture Trustee May Enforce Claims Without
              Possession of Securities................................46
SECTION 506. Application of Money Collected...........................46
SECTION 507. Limitation on Suits......................................47
SECTION 508. Unconditional Right of Holders to Receive
              Principal and Interest..................................47
SECTION 509. Restoration of Rights and Remedies.......................47
SECTION 510. Rights and Remedies Cumulative...........................48
SECTION 511. Delay or Omission Not Waiver.............................48
SECTION 512. Control by Holders.......................................48
SECTION 513. Waiver of Past Defaults..................................48
SECTION 514. Waiver of Stay or Extension Laws.........................49
SECTION 515. Undertaking for Costs....................................49

                                  ARTICLE SIX

                                  THE TRUSTEE

SECTION 601. Notice of Defaults.......................................49
SECTION 602. Certain Rights of Indenture Trustee......................49
SECTION 603. Indenture Trustee Not Responsible for
              Recitals or Issuance of Securities......................51
SECTION 604. May Hold Securities......................................51
SECTION 605. Money Held in Trust......................................51
SECTION 606. Compensation and Reimbursement...........................51
SECTION 607. Corporate Indenture Trustee Required; Eligibility........52
SECTION 608. Resignation and Removal; Appointment of Successor........52
SECTION 609. Acceptance of Appointment by Successor...................53
SECTION 610. Merger, Conversion, Consolidation or
              Succession to Business..................................54
SECTION 611. New Intercreditor Agreement and Other Documents..........54

                                 ARTICLE SEVEN

                           HOLDERS LISTS; REPORTS BY
                             TRUSTEE AND COMPANY;
                            REPORTING OBLIGATIONS

SECTION 701. Disclosure of Names and Addresses of Holders.............54
SECTION 702. Reports by Indenture Trustee.............................54
SECTION 703. Reports by Company.......................................54
SECTION 704. Financial Statements.....................................55
SECTION 705. Effect of Notices........................................55


                                 ARTICLE EIGHT

                            SUPPLEMENTAL INDENTURES

SECTION 801. Supplemental Indentures Without Consent of Holders.......57
SECTION 802. Supplemental Indentures with Consent of Holders..........57
SECTION 803. Execution of Supplemental Indentures.....................58
SECTION 804. Effect of Supplemental Indentures........................58
SECTION 805. Conformity with Trust Indenture Act......................58
SECTION 806. Reference in Securities to Supplemental Indentures.......58
SECTION 807. Notice of Supplemental Indentures........................59

                                 ARTICLE NINE

                                  PREPAYMENTS

SECTION 901. Optional.................................................59
SECTION 902. Mandatory................................................59
SECTION 903. Notice to Indenture Trustee..............................60
SECTION 904. Notice of Prepayment.....................................60
SECTION 905. Deposit of Prepayment Price..............................61
SECTION 906. Securities Payable on Prepayment Date....................61
SECTION 907. Securities Prepaid in Part...............................61

                                  ARTICLE TEN

                             AFFIRMATIVE COVENANTS

SECTION 1001. Maintenance of Office or Agency.........................61
SECTION 1002. Money for Security Payments to Be Held in Trust.........62
SECTION 1003. Waiver of Certain Covenants.............................62
SECTION 1004. Preservation of Corporate Existence, Etc................62
SECTION 1005. Compliance with Laws, Etc...............................63
SECTION 1006. Conduct of Business.....................................63
SECTION 1007. Payment of Taxes, Etc...................................63
SECTION 1008. Maintenance of Insurance................................63
SECTION 1009. Keeping of Books........................................63
SECTION 1010. Maintenance of Properties, Etc..........................63
SECTION 1011. Environmental...........................................64
SECTION 1012. Additional Personal Property Collateral and Guarantee...64
SECTION 1013. Real Property...........................................65
SECTION 1014. Statement by Officers as to Default.....................66
SECTION 1015. Insurance...............................................66

                                ARTICLE ELEVEN

                              NEGATIVE COVENANTS

SECTION 1101. Indebtedness............................................66
SECTION 1102. Liens, Etc..............................................68
SECTION 1103. Investments.............................................68
SECTION 1104. Sale of Assets..........................................69
SECTION 1105. Restricted Payments.....................................69
SECTION 1106. Prepayment and Cancellation of Indebtedness.............70
SECTION 1107. Restriction on Fundamental Changes......................70
SECTION 1108. Change in Nature of Business............................71
SECTION 1109. Transactions with Affiliates............................71
SECTION 1110. Restrictions on Subsidiary Distributions;
               No New Negative Pledge.................................71
SECTION 1111. Modification of Constituent Documents...................72
SECTION 1112. Accounting Changes; Fiscal Year.........................72
SECTION 1113. Operating Leases; Sale and Leaseback Transactions.......72
SECTION 1114. No Speculative Transactions.............................72
SECTION 1115. Compliance with ERISA...................................73

                                ARTICLE TWELVE

                      DEFEASANCE AND COVENANT DEFEASANCE

SECTION 1201. Company's Option to Effect Defeasance
               or Covenant Defeasance.................................73
SECTION 1202. Defeasance and Discharge................................73
SECTION 1203. Covenant Defeasance.....................................73
SECTION 1204. Conditions to Defeasance or Covenant Defeasance.........74
SECTION 1205. Deposited Money and U.S. Government Obligations
               to Be Held in Trust; Other Miscellaneous Provisions....75
SECTION 1206. Reinstatement...........................................76

                               ARTICLE THIRTEEN

                                  GUARANTEES

SECTION 1301. Guarantee; Limitation of Liability......................76
SECTION 1302. Guarantee Absolute......................................77
SECTION 1303. Waivers and Acknowledgments.............................78
SECTION 1304. Guarantee Supplements...................................79
SECTION 1305. Subordination...........................................79
SECTION 1306. Continuing Guarantee; Transfers.........................80
SECTION 1307. Confirmation of Representations and Warranties..........80
SECTION 1308. Non-U.S. Subsidiaries...................................80



EXHIBIT A-1 - Form of Global Security

EXHIBIT A-2 - Form of Bank Note

EXHIBIT A-3 - Form of Alvarez Note

EXHIBIT A-4 - Form of PIK Note

EXHIBIT B - Form of Assignment and Acceptance

EXHIBIT C - Form of Guarantee Supplement

EXHIBIT D - Form of Pledge and Security Agreement

EXHIBIT E -  Form of New Intercreditor Agreement

SCHEDULE I -  Principal Amounts and Notice Addresses

SCHEDULE 1101(g) - Existing Indebtedness

SCHEDULE 1103 - Existing Investments

SCHEDULE 1107 - Scheduled Dissolutions

SCHEDULE 1110 - Existing Restrictions

                  INDENTURE, dated as of February 4, 2003 among Warnaco Inc., a corporation duly organized and existing under the laws of the State of Delaware (herein called the "COMPANY"), having its principal office at 90 Park Avenue, New York, New York 10016, The Warnaco Group, Inc., as guarantor (the "PARENT"), each of the Subsidiaries of the Company listed on the signature pages hereof (together with each other Subsidiary of the Company that shall be required to execute and deliver a Guarantee pursuant to Section 1304 of this Indenture or a supplemental indenture, but subject to Section 1012(a) below, the "SUBSIDIARY GUARANTORS") and Wells Fargo Bank Minnesota, National Association, as Indenture Trustee (herein called the "INDENTURE TRUSTEE").

                            RECITALS OF THE COMPANY

                  The Company has duly authorized the creation of an issue of Second Lien Notes Due 2008 in the following principal amounts: (a) $200,000,000 aggregate principal amount of notes (such notes, and any notes issued in substitution therefor pursuant to Section 306, 307 or 308 being, collectively, the "BANK NOTES"), (b) $942,000 aggregate principal amount of notes (such notes, and any notes issued in substitution therefor pursuant to Section 306, 307 or 308 being, collectively, the "ALVAREZ NOTES") and (c) additional amounts of notes (such notes, and any notes issued in substitution therefor pursuant to Sections 306, 307 or 308 being, collectively, the "PIK NOTES") representing interest paid in kind pursuant to Sections 303(b) and (c) (the PIK Notes, together with the Alvarez Notes and the Bank Notes, are referred to herein as the "SECURITIES") which will be guaranteed by the Guarantors (as defined below), and, to provide therefor, the Company has duly authorized the execution and delivery of this Indenture. The Securities issued and outstanding on the Effective Date will be issued initially in global form pursuant to Section 202, and authenticated by the Indenture Trustee pursuant to Section 305.

                  This Indenture is subject to the provisions of the Trust Indenture Act of 1939, as amended, that are required to be part of this Indenture and shall, to the extent applicable, be governed by such provisions.

                  All things necessary have been done to make the Securities, when executed by the Company and authenticated and delivered hereunder and duly issued by the Company, the valid obligations of the Company and to make this Indenture a valid agreement of the Parent, the Company and the Guarantors, in accordance with their and its terms.

                  NOW, THEREFORE, THIS INDENTURE WITNESSETH:

                  For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:

                                 ARTICLE ONE

                       DEFINITIONS AND OTHER PROVISIONS

                            OF GENERAL APPLICATION

SECTION 101.      Definitions.

                  For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

            (a)the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

            (b) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein, and the terms "CASH TRANSACTION" and "SELF-LIQUIDATING PAPER", as used in TIA Section 311, shall have the meanings assigned to them in the rules of the Commission adopted under the Trust Indenture Act;

            (c) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term "GENERALLY ACCEPTED ACCOUNTING principles" or "GAAP" with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted at the date of such computation; and

            (d) the words "HEREIN", "HEREOF" and "HEREUNDER" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

            "ACCOUNT" has the meaning specified in the Pledge and Security Agreement.

            "ACCOUNT DEBTOR" has the meaning specified in the Pledge and Security Agreement.

            "ACT", when used with respect to any Holder, has the meaning specified in Section 104.

            "ADDITIONAL AMOUNTS" means an amount equal to such excess portion of interest added to the then-outstanding principal amount of the Securities pursuant to Sections 303(b) and/or (c).

            "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

            "ALTERNATIVE CURRENCY" means the lawful currency of each of the European Union, the United Kingdom, Canada and Hong Kong, provided that in each case such currency is freely transferable into Dollars.

            "ALVAREZ HOLDER" means any Holder that holds (or is entitled to hold) Alvarez Notes or PIK Notes issued in respect thereof.

            "ALVAREZ NOTE" has the meaning specified in the Recitals of the Company.

            "AMORTIZATION DATE" means each March 31, starting with March 31,
2004.

            "APPLICABLE MARGIN" means:

            (a) with respect to Securities bearing interest at the Eurodollar Rate, (i) 5.0% at all times through and including the date that is 6 months subsequent to the Effective Date, (ii) 5.5% at all times after the date that is 6 months subsequent to the Effective Date and prior to the date that is 12 months subsequent to the Effective Date, and (iii) starting on the date that is 12 months subsequent to the Effective Date and for each subsequent 6-month period thereafter, a rate equal to the Applicable Margin for the immediately preceding 6-month period plus 0.5%, effective in each case on the first day of each such 6-month period and effective for 6 months, for so long as any Security is outstanding; and

            (b) with respect to Securities bearing interest at the Fixed Rate,
      (i) 0% at all times through and including the date that is 6 months subsequent to the Effective Date, (ii) 0.5% at all times after the date that is 6 months subsequent to the Effective Date and prior to the date that is 12 months subsequent to the Effective Date, and (iii) starting on the date that is 12 months subsequent to the Effective Date and for each subsequent 6-month period thereafter, a rate equal to the Applicable Margin for the immediately preceding 6-month period plus 0.5%, effective in each case on the first day of each such 6-month period and effective for 6 months, for so long as any Security is outstanding.

            "ASSET SALE" means the sale, conveyance, transfer, lease or other disposition by the Parent, the Company or any of their respective Subsidiaries of any of their assets or any interest therein (including the sale or factoring at maturity or collection of any accounts) to any Person, or permitting or suffering any other Person to acquire any interest in any of their assets, or, in the case of a Subsidiary, the issuance or sale of any shares of such Subsidiary's Stock or Stock Equivalents.

            "ASSIGNMENT AND ACCEPTANCE" means an assignment and acceptance entered into by a assigning Holder and an assignee, and accepted by the Indenture Trustee, in accordance with Section 307 and in substantially the form of Exhibit B hereto.

            "BANK NOTE HOLDER" means any Holder that holds (or is entitled to hold) Bank Notes or PIK Notes issued in respect thereof.

            "BANK NOTES" has the meaning specified in the Recitals of the Company.

            "BANKRUPTCY LAW" means any proceeding of the type referred to in
Section 501(e) hereof or Title 11, United States Code, or any similar foreign, federal or state law for the relief of debtors.

            "BLOCKED ACCOUNT" has the meaning specified in the Pledge and Security Agreement.

            "BLOCKED ACCOUNT BANK" has the meaning specified in the Pledge and Security Agreement.

            "BLOCKED ACCOUNT LETTER" has the meaning specified in the Pledge and Security Agreement.

            "BOARD OF DIRECTORS" means either the board of directors of the Company or any other Loan Party, as the case may be, or any duly authorized committee of that board.

            "BOARD RESOLUTION" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company, or any other Loan Party, as the case may be, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Indenture Trustee.

            "BUSINESS DAY" means a day of the year on which banks are not required or authorized by law to close in New York City or Minneapolis, Minnesota and, if the applicable Business Day relates to any Security bearing interest at the Eurodollar Rate, on which dealings are carried on in the London interbank market.

            "CAPEX ROLLOVER AMOUNT" means, for any Fiscal Year, the amount of Capital Expenditures permitted to be made pursuant to Section 5.3 of the Senior Credit Agreement in excess of the amount specified in the table in such Section.

            "CAPITAL EXPENDITURES" means, with respect to any Person for any period, the aggregate of amounts that would be reflected as additions to property, plant or equipment on a consolidated balance sheet of such Person and its Subsidiaries prepared in conformity with GAAP, excluding interest capitalized during construction.

            "CAPITAL LEASE" means, with respect to any Person, any lease of property by such Person as lessee which would be accounted for as a capital lease on a balance sheet of such Person prepared in conformity with GAAP.

            "CAPITAL LEASE OBLIGATIONS" means, with respect to any Person, the capitalized amount of all obligations of such Person or any of its Subsidiaries under Capital Leases, as determined on a consolidated basis in conformity with GAAP.

            "CASES" means the voluntary petitions for relief under chapter 11 of the Bankruptcy Code filed by the Parent, the Company and each of the Parent's other Domestic Subsidiaries with the United States Bankruptcy Court for the southern District of New York.

            "CASH EQUIVALENTS" means (a) securities issued or fully guaranteed or insured by the United States government or any agency thereof (including, without limitation, the Federal Home Loan Mortgage Association, the Federal Home Loan Bank, the Federal National Mortgage Association and the Governmental National Mortgage Association) or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the government of the United States, (b) certificates of deposit, eurodollar time deposits, overnight bank deposits and bankers' acceptances of any commercial bank organized under the laws of the United States, any state thereof, the District of Columbia, any foreign bank, or its branches or agencies (fully protected against currency fluctuations) which, at the time of acquisition, are rated at least "A-1" by Standard & Poor's Rating Services ("S&P") or "P-1" by Moody's Investors Service, Inc. ("MOODY'S"), (c) commercial paper of an issuer rated at least "A-1" by S&P or "P1" by Moody's, and (d) shares of any money market fund that (i) has at least 95% of its assets invested continuously in the types of investments referred to in clauses (a) through (c) above, (ii) has net assets of not less than $500,000,000 and (iii) is rated at least "A-1" by S&P and "P-1" by Moody's; provided, however, that the maturities of all obligations of the type specified in clauses (a) through (c) above shall not exceed 365 days.

            "CASH INTEREST EXPENSE" means, with respect to any Person for any period, the Interest Expense of such Person for such period less the Non-Cash Interest Expense of such Person for such period.

            "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended from time to time.

            "CERCLIS" means the Comprehensive Environmental Response, Compensation and Liability Information System maintained by the U.S. Environmental Protection Agency.

            "CHANGE OF CONTROL" means any of the following: (a) the Parent shall at any time cease to have legal and beneficial ownership of 100% of the capital stock of the Company, or, directly or indirectly, any other Loan Party (except if such parties shall merge, liquidate or dissolve in accordance with Section 1107); or (b) any Person, or two or more Persons acting in concert, shall have acquired beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of
1934), directly or indirectly, of Voting Stock of the Parent (or other securities convertible into such Voting Stock) representing 40% or more of the combined voting power of all Voting Stock of the Parent; or (c) any Person, or two or more Persons acting in concert, shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation, will result in its or their acquisition of, the power to exercise, directly or indirectly, a controlling influence over the management or policies of the Parent, or control over Voting Stock of the Parent (or other securities convertible into such securities) representing 40% or more of combined voting power of all Voting Stock of the Parent.

            "CODE" means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

            "COLLATERAL" means all property and interests in property and proceeds thereof now owned or hereafter acquired by any Loan Party in or upon which a Lien is granted under any Collateral Document.

            "COLLATERAL DOCUMENTS" means the Pledge and Security Agreement, other pledge or security agreements, the Mortgages, the Blocked Account Letters, the Control Account Agreements and any other document executed and delivered by a Loan Party granting a Lien on any of its property to secure payment of the Obligations of the Loan Parties (or any of them) under the Loan Documents.

            "COLLATERAL TRUSTEE" means Wilmington Trust Company, until a successor Collateral Trustee shall have become such pursuant to the applicable provisions of the Collateral Trustee Agreement, and thereafter "Collateral Trustee" shall mean such successor Collateral Trustee.

            "COLLATERAL TRUSTEE AGREEMENT" means the Collateral Trustee Agreement, dated as of the date hereof, among the Collateral Trustee, the Indenture Trustee, the Parent, the Company and the Guarantors.

            "COMMISSION" means the Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

            "COMMODITY ACCOUNT" has the meaning specified in the Pledge and Security Agreement.

            "COMMODITY INTERMEDIARY" has the meaning given to such term in the UCC.

            "COMPANY" means the Person named as the "Company" in the first paragraph of this Indenture.

            "COMPANY REQUEST" or "COMPANY ORDER" means a written request or order signed in the name of the Company by its Chairman, its President, any Vice President, its Treasurer or an Assistant Treasurer, and delivered to the Indenture Trustee.

            "COMPLIANCE CERTIFICATE" has the meaning specified in Section
704(c).

            "CONFIDENTIAL INFORMATION" means information that any Loan Party furnishes any Holder on a confidential basis, but does not include any such information that is or becomes generally available to the public or that is or becomes available to such Holder from a source other than the Loan Parties.

            "CONSOLIDATED" refers to the consolidation of accounts in accordance with GAAP.

            "CONSOLIDATED NET INCOME" means, for any Person for any period, the net income (or loss) of such Person and its Subsidiaries for such period, determined on a consolidated basis in conformity with GAAP; provided, however, that (a) the net income of any other Person in which such Person or one of its Subsidiaries has a joint interest with a third party (which interest does not cause the net income of such other Person to be consolidated into the net income of such Person in accordance with GAAP) shall be included only to the extent of the amount of dividends or distributions paid to such Person or Subsidiary, (b) the net income of any Subsidiary of such Person that is subject to any restriction or limitation on the payment of dividends or the making of other distributions shall be excluded to the extent of such restriction or limitation, (c) any net gain (but not loss) resulting from an Asset Sale by such Person or any of its Subsidiaries other than in the ordinary course of business shall be excluded, and (d) extraordinary gains and losses and any one-time increase or decrease to net income which is required to be recorded because of the adoption of new accounting policies, practices or standards required by GAAP shall be excluded.

            "CONSTITUENT DOCUMENTS" means, with respect to any Person, (a) the articles/certificate of incorporation (or the equivalent organizational documents) of such Person, (b) the by-laws (or the equivalent governing documents) of such Person and (c) any document setting forth the manner of election and duties of the directors or managing members of such Person (if any) and the designation, amount and/or relative rights, limitations and preferences of any class or series of such Person's Stock.

            "CONTAMINANT" means any material, substance or waste that is classified, regulated or otherwise characterized under any Environmental Law as hazardous, toxic, a contaminant or a pollutant or by other words of similar meaning or regulatory effect, including any petroleum or petroleum-derived substance or waste, asbestos and polychlorinated biphenyls.

            "CONTRACTUAL OBLIGATION" of any Person means any obligation, agreement, undertaking or similar provision of any Investment Security issued by such Person or of any agreement, undertaking, contract, lease, indenture, mortgage, deed of trust or other instrument (excluding a Loan Document) to which such Person is a party or by which it or any of its property is bound or to which any of its properties is subject.

            "CONTROL ACCOUNT" has the meaning specified in the Pledge and Security Agreement.

            "CONTROL ACCOUNT AGREEMENT" has the meaning specified in the Pledge and Security Agreement.

            "CORPORATE TRUST OFFICE" means the principal corporate trust office of the Indenture Trustee, at which at any particular time its corporate trust business shall be administered, which office at the date of execution of this Indenture is located at Sixth and Marquette, MAC N9303-120, Minneapolis, MN 55479.

            "CUSTOMARY PERMITTED LIENS" means, with respect to any Person, any of the following Liens:

            (a) Liens with respect to the payment of taxes, assessments or governmental charges in all cases which are not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained to the extent required by GAAP;

            (b) Liens of landlords arising by statute and liens of suppliers, mechanics, carriers, materialmen, warehousemen or workmen and other liens imposed by law created in the ordinary course of business for amounts not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves or other appropriate provisions are being maintained to the extent required by GAAP, or deposits or pledges to obtain the release of any such Liens;

            (c) deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance or other types of social security benefits or to secure the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the ordinary course of business;

            (d) encumbrances arising by reason of zoning restrictions, easements, licenses, reservations, covenants, rights-of-way, utility easements, building restrictions and other similar encumbrances on, or such other matters as disclosed in the Mortgagee's Title Insurance Policy regarding the use of, real property which do not materially detract from the value of such real property or interfere with the ordinary conduct of the business conducted and proposed to be conducted at such real property;

            (e) encumbrances arising under leases or subleases of real property which do not in the aggregate materially detract from the value of such real property or interfere with the ordinary conduct of the business conducted and proposed to be conducted at such real property; and

            (f) financing statements of a lessor's rights in and to personal property leased to such Person in the ordinary course of such Person's business.

            "DEBT COORDINATORS" means The Bank of Nova Scotia and Citibank, N.A., as Debt Coordinators under the Prepetition Intercreditor Agreement.

            "DEBT ISSUANCE" means the incurrence of Indebtedness of the type specified in clause (a) and (b) of the definition of "Indebtedness" by the Parent or any of its Subsidiaries.

            "DEFAULT" means any Event of Default or any event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

            "DEFINITIVE SECURITY" means a Security substantially in the form of Exhibit A-2, A-3 or A-4.

            "DISCLOSURE STATEMENT" means the amended and restated disclosure statement of The Warnaco Group, Inc. and its Domestic Subsidiaries, dated November 8, 2002, as amended, supplemented or otherwise modified from time to time, describing the First Amended Plan of Reorganization (and the transactions and events contemplated thereby), filed with the Bankruptcy Court on November 8, 2002.

            "DOLLAR EQUIVALENT" of any amount means, at the time of determination thereof, (a) if such amount is expressed in Dollars, such amount, (b) if such amount is expressed in Alternative Currency, the equivalent of such amount in Dollars determined by using the mid-range rate of exchange quoted by the Wall Street Journal for such Alternative Currency under its "Exchange Rates" column on the Business Day preceding the date of determination and (c) if such amount is denominated in any other currency, the equivalent of such amount in Dollars as determined by the Senior Agent or, if the Senior Credit Agreement is no longer in effect, the Indenture Trustee, using any method of determination it reasonably deems appropriate.

            "DOLLARS" and the sign "$" each mean the lawful money of the United States of America.

            "DOMESTIC SUBSIDIARY" means any Subsidiary of the Parent organized under the laws of any state of the United States of America or the District of Columbia.

            "EBITDA" means, with respect to any Person for any period, EBITDAR for such Person less to the extent included in the calculation of EBITDAR for such Person, restructuring charges for such period.

            "EBITDAR" means, with respect to any Person for any period, an amount equal to (a) Consolidated Net Income of such Person for such period plus (b) the sum of, in each case to the extent included in the calculation of such Consolidated Net Income but without duplication, (i) any provision for income taxes, (ii) Interest Expense, (iii) all restructuring charges announced during the period, (iv) loss from extraordinary items and from the sale, exchange or other disposition of capital assets, (v) depreciation, depletion and amortization of intangibles or financing or acquisition costs and (vi) all other non-cash charges and non-cash losses for such period, including non-cash charges relating to any change in the methodology of estimating reserves against receivables and Inventory minus (c) the sum of, in each case to the extent included in the calculation of such Consolidated Net Income but without duplication, (i) any credit for income tax, (ii) interest income, (iii) gains from extraordinary items for such period, (iv) any aggregate net gain (but not any aggregate net loss) from the sale, exchange or other disposition of capital assets by such Person, (v) any other non-cash gains which have been added in determining Consolidated Net Income and (vi) cash payments for charges that have been reserved.

            "EFFECTIVE DATE" means the date on which the conditions set forth in Article Three of the Note Distribution Agreement shall have been satisfied.

            "ENTITLEMENT HOLDER" has the meaning specified in the Pledge and Security Agreement.

            "ENTITLEMENT ORDER" has the meaning specified in the Pledge and Security Agreement.

            "ENVIRONMENTAL ACTION" means any action, suit, demand, demand letter, claim, notice of non-compliance or violation, notice of liability or potential liability, investigation, proceeding, consent order or consent agreement relating in any way to any Environmental Law, any Environmental Permit or Contaminant or arising from alleged injury or threat to health, safety or the environment, including, without limitation, (a) by any governmental or regulatory authority for enforcement, cleanup, removal, response, remedial or other actions or damages and (b) by any governmental or regulatory authority or third party for damages, contribution, indemnification, cost recovery, compensation or injunctive relief.

            "ENVIRONMENTAL LAWS" means all applicable Requirements of Law now or hereafter in effect, as amended or supplemented from time to time, relating to pollution or the regulation and protection of human health, safety, the environment or natural resources, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. ss.9601 et seq.); the Hazardous Material Transportation Act, as amended (49 U.S.C.ss.180 et seq.); the Federal Insecticide, Fungicide, and Rodenticide Act, as amended (7 U.S.C.ss.136 et seq.); the Resource Conservation and Recovery Act, as amended (42 U.S.C.ss.6901 et seq.); the Toxic Substance Control Act, as amended (42 U.S.C.ss.7401 et seq.); the Clean Air Act, as amended (42 U.S.C.ss.740 et seq.); the Federal Water Pollution Control Act, as amended (33 U.S.C.ss.1251 et seq.); the Occupational Safety and Health Act, as amended (29 U.S.C.ss.651 et seq.); the Safe Drinking Water Act, as amended (42 U.S.C.ss.300f et seq.); and their state and local counterparts or equivalents and any transfer of ownership notification or approval statute, including the Industrial Site Recovery Act (N.J. Stat. Ann.ss.13:1K-6 et seq.).

            "ENVIRONMENTAL LIABILITIES AND COSTS" means, with respect to any Person, all liabilities, obligations, responsibilities, Remedial Actions, losses, damages, punitive damages, consequential damages, treble damages, costs and expenses (including all fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any other Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, including any thereof arising under any Environmental Law, Permit, order or agreement with any Governmental Authority or other Person, which relate to any environmental, health or safety condition or a Release or threatened Release, and result from the past, present or future operations of, or ownership of property by, such Person or any of its Subsidiaries.

            "ENVIRONMENTAL LIEN" means any Lien in favor of any Governmental Authority for Environmental Liabilities and Costs.

            "ENVIRONMENTAL PERMIT" means any permit, approval, identification number, license or other authorization required under any Environmental Law.

            "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

            "ERISA" means the Employee Retirement Income Security Act of 1974 (or any successor legislation thereto), as amended from time to time.

            "ERISA AFFILIATE" means any trade or business (whether or not incorporated) under common control or treated as a single employer with the Parent or any of its Subsidiaries within the meaning of Section 414(b), (c),
(m) or (o) of the Code.

            "ERISA EVENT" means (a) a reportable event described in Section 4043(b) or 4043(c)(1), (2), (3), (5), (6), (8) or (9) of ERISA with respect to a Title IV Plan or a Multiemployer Plan; (b) the withdrawal of the Company, any of its Subsidiaries or any ERISA Affiliate from a Title IV Plan subject to
Section 4063 of ERISA during a plan year in which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (c) the complete or partial withdrawal of the Company, any of its Subsidiaries or any ERISA Affiliate from any Multiemployer Plan; (d) notice of reorganization or insolvency of a Multiemployer Plan; (e) the filing of a notice of intent to terminate a Title IV Plan or the treatment of a plan amendment as a termination under Section 4041 of ERISA; (f) the institution of proceedings to terminate a Title IV Plan or Multiemployer Plan by the PBGC; (g) the failure to make any required contribution to a Title IV Plan or Multiemployer Plan;
(h) the imposition of a lien under Section 412 of the Code or Section 302 of ERISA on the Parent or any of its Subsidiaries or any ERISA Affiliate; or (i) any other event or condition which might reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Title IV Plan or Multiemployer Plan or the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA.

            "EUROCURRENCY LIABILITIES" has the meaning specified in Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time.

            "EURODOLLAR RATE" means, for any Interest Period, an interest rate per annum equal to the rate per annum obtained by dividing (a) the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Telerate Page 3750 (or any successor page) (or, at the option of the Indenture Trustee, on the British Bankers' Association's website) as the London interbank offered rate for deposits in U.S. dollars at 11:00 A.M. (London time) two Business Days before the first day of such Interest Period for a period equal to such Interest Period (provided that, if for any reason such rate is not available, the term "Eurodollar Rate" shall mean, for any Interest Period for all Securities bearing interest at the Eurodollar Rate, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Reuters Screen LIBO Page as the London interbank offered rate for deposits in Dollars at approximately 11:00 A.M. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period; provided, however, if more than one rate is specified on Reuters Screen LIBO Page, the applicable rate shall be the arithmetic mean of all such rates) by (b) a percentage equal to 100% minus the Eurodollar Rate Reserve Percentage for such Interest Period.

            "EURODOLLAR RATE RESERVE PERCENTAGE" for any Interest Period means the reserve percentage applicable two Business Days before the first day of such Interest Period under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) for a member bank of the Federal Reserve System in New York City with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (or with respect to any other category of liabilities that includes deposits by reference to which the interest rate on Securities bearing interest at the Eurodollar Rate is determined) having a term equal to such Interest Period.

                           "EVENT OF DEFAULT" has the meaning specified in
Section 501.

            "FAIR MARKET VALUE" means (a) with respect to any asset or group of assets (other than a marketable Investment Security) at any date, the value of the consideration obtainable in a sale of such asset at such date assuming a sale by a willing seller to a willing purchaser dealing at arm's length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, provided that in the case of assets with a net book value in excess of $5,000,000, the "FAIR MARKET VALUE" thereof shall be as reasonably determined pursuant to the foregoing criteria by the Board of Directors or the Parent or, if such asset shall have been the subject of a relatively contemporaneous appraisal by an independent third party appraiser, the basic assumptions underlying which have not materially changed since its date, the value set forth in such appraisal, and (b) with respect to any marketable Investment Security at any date, the closing sale price of such Investment Security on the Business Day next preceding such date, as appearing in any published list of any national securities exchange or the NASDAQ Stock Market or, if there is no such closing sale price of such Investment Security, the final price for the purchase of such Investment Security at face value quoted on such Business Day by a financial institution of recognized standing regularly dealing in Investment Securities of such type and selected by the Senior Agent or, if the Senior Credit Agreement is no longer in effect, the Indenture Trustee.

            "FINANCIAL COVENANT DEBT" of any Person means Indebtedness of the type specified in clauses (a), (b), (d), (e), (f) and (h) of the definition of "INDEBTEDNESS" and non-contingent obligations of the type specified in clause
(c) of such definition.

            "FINANCIAL STATEMENTS" means the financial statements of the Parent and its Subsidiaries delivered in accordance with Section 704 of this Indenture.

            "FISCAL QUARTER" means each of the three-month periods ending on or about March 31, June 30, September 30 and December 31.

            "FISCAL YEAR" means the twelve-month period ending on or about December 31.

            "FIXED CHARGE COVERAGE RATIO" means, with respect to any Person for any period, the ratio of (a) EBITDAR of such Person for such period minus
(x) Capital Expenditures of such Person for such period and (y) cash consideration paid during such period by such Person or any of its Subsidiaries in respect of a Permitted Acquisition (net of any such cash consideration paid in the form of a reinvestment of Net Cash Proceeds arising from an Asset Sale) up to a maximum aggregate amount of Capital Expenditures and such cash consideration equal to $35,000,000 (plus any CapEx Rollover Amount) for such period, minus the total income tax liability actually payable by such Person and its Subsidiaries in respect of such period minus the total restructuring charges incurred by such Person and its Subsidiaries after the Effective Date and paid during such period to (b) the Fixed Charges of such Person for such period.

            "FIXED CHARGES" means, with respect to any Person for any period, the sum, determined on a consolidated basis, of (a) the Cash Interest Expense of such Person and its Subsidiaries for such period and (b) the principal amount of Financial Covenant Debt of such Person and its Subsidiaries on a consolidated basis having a scheduled due date (and, in the case of the Securities, actually paid) during such period; provided that "FIXED CHARGES" shall include, as to the Securities, only the following principal payments:
(A) the principal amount to be paid on the Amortization Date or Rollover Date on which the Fixed Charge Coverage Ratio is being calculated, as applicable and (B) the aggregate amount of principal payments made on the Securities during the 365-day period ending on such date.

            "FIXED RATE" means an interest rate equal to 9.5% per annum.

            "FOREIGN PLAN" means an employee benefit plan to which any Warnaco Entity or any ERISA Affiliate has any obligation or liability (contingent or otherwise) with respect to employees who are not employed in the United States.

            "FOREIGN SUBSIDIARY" means a Subsidiary organized under the laws of a jurisdiction other than the United States or any State thereof or the District of Columbia.

            "GAAP" has the meaning specified in Section 101(c).

            "GENERAL INTANGIBLE" has the meaning specified in the Pledge and Security Agreement.

            "GOVERNMENTAL AUTHORITY" means any nation, sovereign or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

            "GUARANTEE" means the Guarantee of the Parent and the Subsidiary Guarantors set forth in Article Fourteen of this Indenture.

            "GUARANTEE OBLIGATION" means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any Indebtedness of another Person, if the purpose or intent of such Person in incurring the Guarantee Obligation is to provide assurance to the obligee of such Indebtedness that such Indebtedness will be paid or discharged, that any agreement relating thereto will be complied with, or that any holder of such Indebtedness will be protected (in whole or in part) against loss in respect thereof, including (a) the direct or indirect guaranty, endorsement (other than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of Indebtedness of another Person and (b) any liability of such Person for Indebtedness of another Person through any agreement (contingent or otherwise) (i) to purchase, repurchase or otherwise acquire such Indebtedness or any security therefor or to provide funds for the payment or discharge of such Indebtedness (whether in the form of a loan, advance, stock purchase, capital contribution or otherwise), (ii) to maintain the solvency or any balance sheet item, level of income or financial condition of another Person, (iii) to make take-or-pay or similar payments, if required, regardless of non-performance by any other party or parties to an agreement, (iv) to purchase, sell or lease (as lessor or lessee) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss or (v) to supply funds to, or in any other manner invest in, such other Person (including to pay for property or services irrespective of whether such property is received or such services are rendered), if in the case of any agreement described under clause
(b)(i), (ii), (iii), (iv) or (v) above the primary purpose or intent thereof is to provide assurance that Indebtedness of another Person will be paid or discharged, that any agreement relating thereto will be complied with or that any holder of such Indebtedness will be protected (in whole or in part) against loss in respect thereof. The amount of any Guarantee Obligation shall be equal to the amount of the Indebtedness so guaranteed or otherwise supported.

            "GUARANTEE SUPPLEMENT" has the meaning specified in Section 1304.

            "GUARANTEED OBLIGATIONS" has the meaning specified in Section
1301.

            "GUARANTORS" means the Parent and the Subsidiary Guarantors.

            "HEDGING CONTRACTS" means all Interest Rate Contracts, foreign exchange contracts, currency swap or option agreements, forward contracts, commodity swap, purchase or option agreements, other commodity price hedging arrangements, and all other similar agreements or arrangements designed to alter the risks of any Person arising from fluctuations in interest rates, currency values or commodity prices.

            "HOLDER" means, with respect to a Security in global form, a Person who has an interest in such Security as registered in the Security Register and, with respect to a Definitive Security, the Person specified therein.

            "INDEBTEDNESS" of any Person means without duplication (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments or which bear interest, (c) all reimbursement and all obligations with respect to letters of credit, bankers' acceptances, surety bonds and performance bonds, whether or not matured, (d) all indebtedness for the deferred purchase price of property or services, other than trade payables incurred in the ordinary course of business, (e) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all Capital Lease Obligations of such Person, (g) all Guarantee Obligations of such Person, (h) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any Stock or Stock Equivalents of such Person, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all payments that such Person would have to make in the event of an early termination on the date Indebtedness of such Person is being determined in respect of Hedging Contracts of such Person and (j) all Indebtedness of the type referred to above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including Accounts and general intangibles) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

            "INDENTURE" means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

            "INDENTURE TRUSTEE" means the Person named as the "Indenture Trustee" in the first paragraph of this Indenture until a successor Indenture Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Indenture Trustee" shall mean such successor Indenture Trustee.

            "INDENTURE TRUSTEE'S ACCOUNT" means the account of the Indenture Trustee maintained by the Indenture Trustee at its office at Minneapolis, Minnesota, Attention: Corporate Trust Services, or such other account as the Indenture Trustee shall specify in writing to the Company.

            "INSTRUMENT" has the meaning specified in the Pledge and Security Agreement.

            "INSURANCE ASSETS" means sums payable to the insured under an insurance policy, including any gross unearned premiums and any payment on account of loss which results in a reduction of unearned premium with respect to the underlying policy.

            "INTELLECTUAL PROPERTY" has the meaning specified in the Pledge and Security Agreement.

            "INTEREST EXPENSE" means, for any Person for any period, (a) total interest expense of such Person and its Subsidiaries for such period determined on a consolidated basis in conformity with GAAP and including, in any event, interest capitalized during construction for such period and net costs under Interest Rate Contracts for such period minus (b) the sum of (i) net gains of such Person and its Subsidiaries under Interest Rate Contracts for such period determined on a consolidated basis in conformity with GAAP plus (ii) any interest income of such Person and its Subsidiaries for such period determined on a consolidated basis in conformity with GAAP.

            "INTEREST PAYMENT DATE" has the meaning specified in Section
303(a).

            "INTEREST PERIOD" means, for all Securities, the period commencing on the initial date of issuance of Securities under this Indenture, and ending three months thereafter and, thereafter, each subsequent period commencing on the last day of the immediately preceding Interest Period and ending three months thereafter; provided, however, that:

            (a) whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day, provided, however, that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day; and

            (b) whenever the first day of any Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months equal to the number of months in such Interest Period, such Interest Period shall end on the last Business Day of such succeeding calendar month.

            "INTEREST RATE CONTRACTS" means all interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and interest rate insurance.

            "INVENTORY" has the meaning specified in the Pledge and Security Agreement.

            "INVESTMENT" means, with respect to any Person, (a) any purchase or other acquisition by that Person of (i) any Investment Security issued by,
(ii) a beneficial interest in any Investment Security issued by, or (iii) any other equity ownership interest in, any other Person, (b) any purchase by that Person of assets constituting a business conducted by another Person, (c) any loan, advance (other than deposits with financial institutions available for withdrawal on demand, prepaid expenses, accounts receivable and similar items made or incurred in the ordinary course of business as presently conducted), or capital contribution by that Person to any other Person, including all Indebtedness of any other Person to that Person arising from a sale of property by that Person other than in the ordinary course of its business and
(d) any Guarantee Obligation incurred by that Person in respect of Indebtedness of any other Person.

            "INVESTMENT SECURITY" means any Stock, Stock Equivalent, voting trust certificate, bond, debenture, note or other evidence of Indebtedness, whether secured, unsecured, convertible or subordinated, or any certificate of interest, share or participation in, or any temporary or interim certificate for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing, but shall not include the Securities or any evidence of the Obligations of the Loan Parties under the Loan Documents.

            "IRS" means the Internal Revenue Service of the United States or any successor thereto.

            "LEASES" means, with respect to any Person, all of those leasehold estates in real property of such Person, as lessee, as such may be amended, supplemented or otherwise modified from time to time.

            "LIEN" means any mortgage, deed of trust, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, lien (statutory or other), security interest or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever intended to assure payment of any Indebtedness or other obligation, including any conditional sale or other title retention agreement, the interest of a lessor under a Capital Lease, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement that has been authorized by the applicable debtor under the UCC or comparable law of any jurisdiction naming the owner of the asset to which such Lien relates as debtor.

            "LOAN DOCUMENTS" means this Indenture, the Securities, any Guarantee Supplements, the Collateral Documents, the Note Distribution Agreement, the New Intercreditor Agreement, the Collateral Trustee Agreement, and each certificate, agreement or document executed by a Loan Party and delivered to the Indenture Trustee in connection with or pursuant to any of the foregoing, in each case as modified, amended or supplemented from time to time.

            "LOAN PARTIES" means the Company and the Guarantors.

            "MATERIAL ADVERSE CHANGE" means a material adverse change in any of (a) the business, condition (financial or otherwise), operations, performance, properties or prospects of the Loan Parties, taken as a whole, or the Parent and its Subsidiaries, taken as a whole (it being understood that the commencement, continuation and prosecution of the Cases and the confirmation and implementation of the Plan of Reorganization do not constitute such a change), (b) the ability of the Loan Parties to perform their respective obligations under the Loan Documents or (c) the ability of any Trustee or the Holders to enforce the Loan Documents.

            "MATERIAL ADVERSE EFFECT" means an effect that results in or causes, or could reasonably be expected to result in or cause, a Material Adverse Change.

            "MATERIAL LEASED PROPERTY" means all real estate leasehold properties of any Warnaco Entity other than those (a) with respect to which the aggregate rental payments under the term of the lease in any year are less than $5,000,000 or (b) that relate to a site the loss of which would not otherwise have a material adverse effect on the production, distribution or sales of the Warnaco Entities, taken as a whole, or in any material geographic region where business is conducted at any time by a Warnaco Entity.

            "MATERIAL OWNED REAL PROPERTY" means all fee-owned real property of any Loan Party (a) having a fair market value in excess of $5,000,000 as of the Effective Date, or if later, the date of acquisition thereof or (b) that is material to the business, condition (financial or otherwise), operations, performance or properties of the Warnaco Entities, taken as a whole.

            "MATURITY", when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of prepayment or otherwise.

            "MAXIMUM CREDIT" means, at any time, (a) the lesser of (i) the Senior Commitments and (ii) the Senior Borrowing Base at such time minus (b) the aggregate amount of any Senior Availability Reserve in effect at such time.

            "MAXIMUM PAYMENT AMOUNT" means, on any Amortization Date or Rollover Date, as applicable, an amount equal to the maximum portion of any accrued and unpaid Payment Amount(s) (which includes, for the avoidance of doubt, all Rollover Principal Amounts then outstanding) that may be made on such date such that, after giving effect to such payment, (i) in the case of each Amortization Date, the Fixed Charge Coverage Ratio of the Parent for the most recently completed Fiscal Year (as evidenced by the financial statements with respect thereto which have been delivered under Section 704(b)) would be equal to or greater than 1.25:1, (ii) in the case of each Rollover Date, the Fixed Charge Coverage Ratio of the Parent for the most recently completed 12 month period (as evidenced by the financial statements with respect thereto which have been delivered under Section 704(a)) would be equal to or greater than 1.25:1 and (iii) in the case of each Amortization Date and Rollover Date, as applicable, on such date, (A) no Senior Event of Default shall have occurred and be continuing and (B) (x) if Senior Commitments are greater than or equal to $225,000,000, Senior Available Credit is greater than $75,000,000, or (y) if Senior Commitments are less than $225,000,000, (1) Maximum Credit is greater than $150,000,000 or (2) Senior Available Credit is in excess of the greater of $50,000,000 or 30% of the then Maximum Credit.

            "MORTGAGE SUPPORTING DOCUMENTS" means, with respect to a Mortgage for a parcel of real property, each of the following:

            (a) (i) a mortgagee's title policy (or policies) or marked-up unconditional binder (or binders) for such insurance ("MORTGAGEE'S TITLE INSURANCE POLICY") and (ii) a copy of all documents referred to, or listed as exceptions to title, in such title policy (or policies);

            (b) maps or plats of a current as-built survey of such parcel of real property certified to the Collateral Trustee and the title insurance company issuing the Mortgagee's Title Insurance Policy for such Mortgage, by an independent professional licensed land surveyor;

            (c) an opinion of counsel in each state in which any such Mortgage is to be recorded; and

such other agreements, documents and instruments necessary to create, register or otherwise perfect, maintain, evidence the existence, substance, form or validity of, or enforce a valid and enforceable lien on such parcel of real property in favor of the Collateral Trustee for the benefit of the Secured Parties (or in favor of such other trustee as may be required or desired under local law) subject only to Permitted Liens.

            "MORTGAGEE'S TITLE INSURANCE POLICY" has the meaning specified in the definition of "MORTGAGE SUPPORTING DOCUMENTS".

            "MORTGAGES" means the mortgages, deeds of trust or other real estate security documents made or required herein to be made by a Loan Party.

            "MULTIEMPLOYER PLAN" means a multiemployer plan, as defined in
Section 4001(a)(3) of ERISA, to which the Parent, any of its Subsidiaries or any ERISA Affiliate has any obligation or liability, contingent or otherwise.

            "NET CASH PROCEEDS" means proceeds received by the Parent or any of its Subsidiaries after the Effective Date in cash or Cash Equivalents from any (a) Asset Sale (other than any Asset Sale the proceeds of which do not constitute Senior Net Cash Proceeds) permitted hereunder net of (i) the reasonable cash costs of sale, assignment or other disposition, (ii) taxes paid or payable as a result thereof, (iii) any amount required to be paid or prepaid on Indebtedness (other than the Obligations of the Loan Parties under the Loan Documents and the Senior Loan Documents) secured by a perfected Lien on the assets subject to such Asset Sale; (b) Property Loss Event; or (c) Debt Issuance other than a Debt Issuance permitted under Section 1101 clauses (a) thorough (c) and (e) through (n), in each case net of brokers' and advisors' fees (including attorney's fees and underwriter's discounts and commissions) and other costs incurred in connection with such transaction; provided, however, that in the case of this clause (c), an Officer's Certificate setting forth such costs is provided to the Indenture Trustee.

            "NEW INTERCREDITOR AGREEMENT" means the Intercreditor Agreement, dated as of the date hereof, among the Indenture Trustee and the Collateral Trustee (each on behalf of the Holders) and the Senior Agent (on behalf of the lenders and other financial institutions party to the Senior Credit Agreement), substantially in the form attached hereto as Exhibit E.

            "NON-CASH INTEREST EXPENSE" means, with respect to any Person for any period, the sum of the following amounts to the extent included in the definition of Interest Expense: (a) the amount of debt discount and debt issuance costs amortized, (b) charges relating to write-ups or write-downs in the book or carrying value of existing Financial Covenant Debt, (c) interest payable in evidences of Indebtedness or by addition to the principal of the related Indebtedness and (d) other non-cash interest.

            "NOTE DISTRIBUTION AGREEMENT" means the Note Distribution Agreement, dated as of the date hereof, among the Parent, the Company and the Debt Coordinators.

            "NOTICE ADDRESS" means, with respect to any Holder, the address of such Holder specified as its "Notice Address" opposite its name on Schedule I (Principal Amounts and Notice Addresses) hereto or such other office of such Holder as such Holder may from time to time specify in accordance with Section 105 to the Company and the Indenture Trustee.

            "NPL" means the National Priorities List under CERCLA.

            "OBLIGATION" means, with respect to any Person, any payment, performance or other obligation of such Person of any kind, including, without limitation, any liability of such Person on any claim, whether or not the right of any creditor to payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding referred to in Section 501(e). Without limiting the generality of the foregoing, the Obligations of any Loan Party under the Loan Documents include (a) the obligation to pay principal, interest, charges, expenses, fees, attorneys' fees and disbursements, indemnities and other amounts payable by such Loan Party under any Loan Document and (b) the obligation of such Loan Party to reimburse any amount in respect of any of the foregoing that any Holder, in its sole discretion, may elect to pay or advance on behalf of such Loan Party.

            "OFFICERS' CERTIFICATE" means a certificate signed on behalf of the Company by two individuals, each of whom is an officer of the Company, and one of whom must be the Chairman, the President or a Vice President, and the other of whom must be the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Company or any other Loan Party, as the case may be, and delivered to the Indenture Trustee.

            "OPINION OF COUNSEL" means a written opinion of counsel, who may be counsel for the Company, including an employee of the Company or any other Loan Party, and who shall be reasonably acceptable to the Indenture Trustee.

            "ORIGINAL HOLDER" means a Person holding Securities on the Effective Date.

            "OTHER TAXES" has the meaning specified in Section 313(b).

            "OUTSTANDING", when used with respect to Securities, means, as of the date of determination, all Securities theretofore delivered under this Indenture, except:

            (a) Securities theretofore cancelled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation;

            (b) Securities, or portions thereof, for whose payment or redemption money in the necessary amount has been theretofore deposited with the Indenture Trustee or any Paying Agent (other than the Company or any other Loan Party) in trust or set aside and segregated in trust by the Company or any other Loan Party (if the Company or such other Loan Party shall act as its own Paying Agent) for the Holders of such Securities;

            (c) Securities, except to the extent provided in Sections 1202 and 1203, with respect to which the Company has effected defeasance and/or covenant defeasance as provided in Article Twelve; and

            (d) Securities, the principal of which, together with all accrued and unpaid interest thereon, has in each case been paid in full pursuant to Section 309 or in exchange for or in lieu of which other Securities have been delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Indenture Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands the Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of Outstanding Securities have given any request, demand, authorization, direction, consent, notice or waiver hereunder, and for the purpose of making the calculations required by TIA Section 313, Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Indenture Trustee shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which the Indenture Trustee actually knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Indenture Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or such other obligor.

         "PARENT" has the meaning specified in the recital of parties to this Indenture.

            "PAYING AGENT" means any Person (including the Company acting as Paying Agent) authorized by the Indenture Trustee and the Company to pay the principal of or interest on any Securities on behalf of the Company.

            "PAYMENT AMOUNT" means a principal payment in an amount equal to $40,188,000, which shall be due on each Amortization Date.

            "PBGC" means the Pension Benefit Guarantee Corporation (or any successor) thereto.

            "PERMIT" means any permit, approval, authorization, license, variance or permission required from a Governmental Authority under an applicable Requirement of Law.

            "PERMITTED ACQUISITION" means any Proposed Acquisition subject to the satisfaction of each of the following conditions:

            (a) the Indenture Trustee shall receive at least 5 Business Days' prior written notice of such Proposed Acquisition, which notice shall include, without limitation, a reasonably detailed description of such Proposed Acquisition;

            (b) such Proposed Acquisition shall have been approved by the applicable board of directors of the Person constituting or owning the Proposed Acquisition Target;

            (c) no additional Indebtedness or other liabilities shall be incurred, assumed or otherwise be reflected on a consolidated balance sheet of the Parent and the Proposed Acquisition Target after giving effect to such Proposed Acquisition, except (i) Indebtedness under the Senior Credit Agreement, (ii) ordinary course trade payables, contingent obligations and accrued expenses and (iii) Indebtedness of the Proposed Acquisition Target (or any such Indebtedness assumed by a Warnaco Entity in connection with such Proposed Acquisition) permitted under Section 1101;

            (d) the Dollar Equivalent of the aggregate Permitted Acquisition Consideration for such Proposed Acquisition and all other Permitted Acquisitions shall not exceed $20,000,000; provided, however, that no more than $7,500,000 of such consideration shall be payable in the form of cash or assumed Indebtedness (to the extent such Indebtedness is otherwise permitted under Section 1101), and provided further, however, that the cash portion of such consideration may be increased by an additional $7,500,000 to the extent such additional cash is paid from Net Cash Proceeds of an Asset Sale or insurance proceeds;

            (e) at or prior to the closing of such Proposed Acquisition, the Warnaco Entity making such Proposed Acquisition and the Proposed Acquisition Target shall have executed such documents and taken such actions as may be required under Sections 1012 and 1013; and

            (f) at the time of such Proposed Acquisition and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing.

            "PERMITTED ACQUISITION CONSIDERATION" means, with respect to any Proposed Acquisition, as at the date of the consummation of such Proposed Acquisition, all consideration therefor, including, without duplication, (a) the Stock and Stock Equivalents to be transferred by any Loan Party or any Subsidiary thereof in connection therewith, (b) any cash and fair market value of other property (excluding property described in clause (a) above) given as consideration therefor (which, in the case of a trademark license, shall include only any up front payments not credited towards future royalties), (c) any Indebtedness incurred, assumed or acquired by any Loan Party or any Subsidiary thereof in connection with such Proposed Acquisition, (d) all net additional purchase price amounts, including in the form of earnouts, Guarantee Obligations and other contingent obligations, (e) all consideration paid or to be paid by any Loan Party or any Subsidiary thereof in respect of covenants not to compete, employment, consulting and similar agreements not in the ordinary course of business or consistent with the past practice of the Proposed Acquisition Target, and other affiliated contracts in connection with such Proposed Acquisition, (f) all other consideration given by any Loan Party or any Subsidiary thereof in connection with such Proposed Acquisition and (g) out-of-pocket transaction costs for the services and expenses of attorneys, accountants and other consultants incurred in effecting such Proposed Acquisition, and other similar transaction costs so incurred.

            "PERMITTED LIENS"(e) means, with respect to any Person, any of the following Liens:

            (a) Liens created pursuant to the Senior Loan Documents;

            (b) Liens securing Indebtedness permitted under Section 1101(c);

            (c) Liens granted by a Foreign Subsidiary of the Parent securing the Indebtedness permitted under Section 1101(h);

            (f) Customary Permitted Liens;

            (g) purchase money Liens granted by a Warnaco Entity (including the interest of a lessor under a Capital Lease and purchase money Liens to which any property is subject at the time of Warnaco Entity's acquisition thereof or promptly thereafter) securing Indebtedness permitted under Section 1101(f) and limited in each case to the property purchased with the proceeds of such purchase money Indebtedness or subject to such Capital Lease;

            (h) any Lien securing the renewal, extension, refinancing or refunding of any Indebtedness secured by any Lien permitted by clause
      (g) of this definition or by Section 1101(g)(i), as long as such Lien does not cover any assets not subject to the Lien securing indebtedness being renewed, extended, refinanced or refunded;

            (i) Liens in favor of lessors securing operating leases or, to the extent such transactions create a Lien hereunder, sale and leaseback transactions, in each case to the extent such operating leases or sale and leaseback transactions are permitted hereunder;

            (j) other Liens, other than in favor of the PBGC, arising out of judgments or awards in respect of which the applicable Warnaco Entity shall in good faith be prosecuting an appeal or proceedings for review and in respect of which it shall have secured a subsisting stay of execution pending such appeal or proceedings for review; provided it shall have set aside on its books adequate reserves, in accordance with GAAP, with respect to such judgment or award; and provided further that any such judgment shall not give rise to an Event of Default;

            (k) Liens on any bills of lading, airway bills, receipts and other applicable documents of title (and inventory and goods covered thereby) delivered with respect to letters of credit issued for the benefit of suppliers of inventory pursuant to facilities provided to a Foreign Subsidiary and in respect of which all inventory and goods are located outside the United States;

            (l) Liens securing Indebtedness incurred under Section 1101(k); provided that such Liens shall only encumber Insurance Assets that relate directly to the Indebtedness such assets secure and that have an aggregate value not in excess of $20,000,000; and

            (m) other Liens securing obligations in an amount not to exceed $10,000,000 in an aggregate amount outstanding at any time.

            "PERSON" means an individual, partnership, corporation (including a business trust), joint stock company, estate, trust, limited liability company, unincorporated association, joint venture or other entity or a Governmental Authority.

            "PIK NOTE" has the meaning specified in Section 303(b).

            "PIK REPAYMENT DATE" means the date falling six months after the Senior Termination Date.

            "PLAN" means a Single Employer Plan or a Multiple Employer Plan.

            "PLAN OF REORGANIZATION" means the First Amended Joint Plan of Reorganization dated November 8, 2002 of The Warnaco Group, Inc., a debtor-in-possession, and certain of its affiliated debtors-in-possession, under Chapter 11 of the Bankruptcy Code, upon approval of such Plan of Reorganization by the United States Bankruptcy Court, Southern District of New York.

            "PLEDGE AND SECURITY AGREEMENT" means an agreement, in substantially the form of Exhibit D hereof executed by the Company and each Guarantor.

            "PLEDGED DEBT INSTRUMENTS" has the meaning specified in the Pledge and Security Agreement.

            "PLEDGED STOCK" has the meaning specified in the Pledge and Security Agreement.

            "PREDECESSOR SECURITY" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security delivered under Section 308 in exchange for a mutilated security or in lieu of a lost, destroyed or stolen Security shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Security.

            "PREFERRED INTERESTS" means, with respect to any Person, Equity Interests issued by such Person that are entitled to a preference or priority over any other Equity Interests issued by such Person upon any distribution of such Person's property and assets, whether by dividend or upon liquidation.

            "PREPAYMENT DATE", when used with respect to any Security to be prepaid or redeemed, in whole or in part, means the date fixed for such prepayment or redemption by or pursuant to this Indenture.

            "PREPAYMENT PRICE", when used with respect to any Security to be prepaid or redeemed, means an amount equal to 100% of the principal amount thereof (including Additional Amounts) and accrued interest on such principal to the applicable Prepayment Date, which is to be prepaid pursuant to this Indenture.

            "PREPETITION INTERCREDITOR AGREEMENT" means the Intercreditor Agreement, dated as of October 6, 2000 (as amended to the date hereof), among the Parent, the Company, the other subsidiaries of the Parent party thereto, the Debt Coordinators, the other agents and financial institutions party thereto and State Street Bank and Trust Company, as collateral trustee.

            "PROPERTY LOSS EVENT" means any loss of or damage to property of the Parent or any Subsidiary thereof that results in the receipt by such Person of proceeds of insurance in excess of $5,000,000 or any taking of property of the Parent or any Subsidiary thereof that results in the receipt by such Person of a compensation payment in respect thereof in excess of $5,000,000.

            "PROPOSED ACQUISITION" means the proposed acquisition by the Company or any of its Subsidiaries of all or substantially all of the assets or Stock of any Proposed Acquisition Target, or the merger of any Proposed Acquisition Target with or into the Company or any Subsidiary of the Company (and, in the case of a merger with the Company, with the Company being the surviving corporation).

            "PROPOSED ACQUISITION TARGET" means any Person, any trademark (including any trademark license in respect of which the licensee makes an up front payment not credited against future royalties), or any assets constituting a business, division, branch or other unit of operation of any Person, in each case subject to a Proposed Acquisition.

            "RELATED DOCUMENTS" means the Senior Loan Documents, the Rights Plan (as defined in the Plan of Reorganization), the Registration Rights Agreement (as defined in the Plan of Reorganization) and each other document, agreement or instrument entered into by a Warnaco Entity or otherwise in connection with the Plan of Reorganization.

            "RELEASE" means, with respect to any Person, any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration, in each case, of any Contaminant into the indoor or outdoor environment or into or out of any property owned by such Person, including the movement of Contaminants through or in the air, soil, surface water, ground water or property.

            "REMEDIAL ACTION" means all actions required to (a) clean up, remove, treat or in any other way address any Contaminant in the indoor or outdoor environment, (b) prevent the Release or threat of Release or minimize the further Release so that a Contaminant does not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment or (c) perform pre-remedial studies and investigations and post-remedial monitoring and care.

            "REQUIRED HOLDERS" means, at any time, Holders owed or holding at least a majority in interest of the aggregate principal amount of the Outstanding Securities at such time.

            "REQUIREMENT OF LAW" means, with respect to any Person, the common law and all federal, state, local and foreign laws, rules and regulations, orders, judgments, decrees and other legal requirements or determinations of any Governmental Authority or arbitrator, applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

            "RESPONSIBLE FINANCIAL OFFICER" means the chief financial officer, the treasurer or the controller.

            "RESPONSIBLE OFFICER" means (a) with respect to any Loan Party or any of its Subsidiaries, any officer of such Loan Party or Subsidiary and (b) with respect to the Indenture Trustee, the chairman or any vice-chairman of the board of directors, the chairman or any vice-chairman of the executive committee of the board of directors, the chairman of the trust committee, the president, any vice president, the secretary, any assistant secretary, the treasurer, any assistant treasurer, the cashier, any assistant cashier, any trust officer or assistant trust officer, the controller or any assistant controller or any other officer within the corporate trust department of the Indenture Trustee customarily performing functions similar to those performed by any of the above-designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

            "RESTRICTED ACCOUNT" has the meaning specified in the Pledge and Security Agreement.

            "RESTRICTED ACCOUNT BANK" has the meaning specified in the Pledge and Security Agreement.

            "RESTRICTED ACCOUNT LETTER" has the meaning specified in the Pledge and Security Agreement.

            "RESTRICTED PAYMENT" means (a) any dividend, distribution or any other payment, whether direct or indirect, on account of any Stock or Stock Equivalent of the Parent or any of its Subsidiaries now or hereafter outstanding and (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any Stock or Stock Equivalent of the Parent or any of its Subsidiaries now or hereafter outstanding.

            "ROLLOVER DATE" means, each date that is (i) 50 days after the end of the first three Fiscal Quarters of each Fiscal Year of Parent, starting with the Fiscal Quarter ending on or about June 30, 2004 and (ii) 95 days after the end of each Fiscal Year of the Parent, starting with the Fiscal Year ending on or about December 31, 2004 (but in any case by no later than March 31 of each such year).

            "ROLLOVER PRINCIPAL AMOUNT" means, for any date of determination, the aggregate of all unpaid Payment Amounts (or portions thereof) as of such date.

            "SALE AND LEASEBACK TRANSACTION" means, with respect to any Person, any direct or indirect arrangement pursuant to which assets of such Person are sold or transferred by such Person or a Subsidiary of such Person and are thereafter leased back from the purchaser thereof by such Person or one of its Subsidiaries; provided, however, any sale and leaseback of assets that were purchased in connection with a proposed lease financing transaction by such Person within 45 days of such sale and leaseback transaction shall not constitute a "Sale and Leaseback Transaction".

            "SECURED PARTIES" means the Trustees and the Holders.

            "SECURITIES" has the meaning stated in the Recitals of the Company and more particularly means any Securities delivered under this Indenture.

            "SECURITIES ACCOUNT" has the meaning given to such term in the UCC.

            "SECURITIES INTERMEDIARY" has the meaning given to such term in the UCC.

            "SECURITY REGISTER" and "SECURITY REGISTRAR" have the respective meanings specified in Section 307(d).

            "SENIOR AGENT" means Citicorp North America, Inc., as administrative agent for the lenders party to the Senior Credit Agreement (or
(i) any successor administrative agent appointed in accordance with the terms thereof and (ii) any agent for the benefit of the lenders and other financial institutions under the Senior Credit Agreement).

            "SENIOR AVAILABILITY RESERVES" means "Availability Reserves", as defined in the Senior Credit Agreement.

            "SENIOR AVAILABLE CREDIT" means, at any time, (a) the lesser of
(i) the then effective Senior Commitments and (ii) the Senior Borrowing Base at such time minus (b) the sum of (i) the aggregate Senior Outstandings at such time and (ii) any Senior Availability Reserve in effect at such time.

            "SENIOR BORROWING BASE" means "Borrowing Base", as defined in the Senior Credit Agreement.

            "SENIOR COLLATERAL" means "Collateral", as defined in the Senior Credit Agreement.

            "SENIOR COMMITMENTS" means, at any time, the aggregate "Commitments" (as such term is defined in the Senior Credit Agreement) of all lenders and other financial institutions party to the Senior Credit Agreement, as such amount may be increased or reduced from time to time in accordance with the terms thereof.

            "SENIOR CREDIT AGREEMENT" means that certain Senior Secured Revolving Credit Agreement dated as of February 4, 2003, among the Company, the Parent, the lenders and issuers from time to time party thereto, JPMorgan Chase Bank, as Syndication Agent, Salomon Smith Barney Inc. and J.P. Morgan Securities, Inc., as Joint Lead Arrangers and Joint Lead Book Managers, and the Senior Agent, as amended, amended and restated, modified, supplemented, replaced or refinanced from time to time, including any related notes, collateral documents, letters of credit and documentation and guarantees and any appendices, exhibits or schedules to any of the foregoing as any or all of such agreements may be in effect from time to time, in each case, as any or all of such agreements (or any other agreement that renews, refunds, refinances, restructures, replaces, repays or extends any or all of such agreements) may be amended, restated, modified or supplemented from time to time, or renewed, refunded, refinanced, restructured, replaced, repaid or extended from time to time, whether with the original agents and lenders or other agents and lenders or otherwise, and whether provided under the original credit agreement or one or more other credit agreements or otherwise; in each case to the extent permitted hereunder. "SENIOR CREDIT AGREEMENT" may include one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as any or all of such agreements (or any other agreement that renews, refunds, refinances, restructures, replaces, repays or extends any of all of such agreements) may be amended, restated, modified or supplemented from time to time, or renewed, refunded, refinanced, restructured, replaced, repaid or extended from time to time, whether with the original agents and lenders or other agents and lenders or otherwise, and whether provided under the original credit agreement or one or more other credit agreements or otherwise; in each case to the extent permitted hereunder.

            "SENIOR DEFAULT" means a "Default", as such term is defined in the Senior Credit Agreement.

            "SENIOR EVENT OF DEFAULT" means an "Event of Default", as such term is defined in the Senior Credit Agreement.

            "SENIOR LOAN DOCUMENTS" means "Loan Documents", as defined in the Senior Credit Agreement.

            "SENIOR LOANS" means "Loans", as defined in the Senior Credit Agreement.

            "SENIOR NET CASH PROCEEDS" means "Net Cash Proceeds", as defined in the Senior Credit Agreement.

            "SENIOR OUTSTANDINGS" means "Outstandings", as defined in the Senior Credit Agreement.

            "SENIOR SECURED PARTIES" means the "Secured Parties", as defined in the Senior Credit Agreement.

            "SENIOR TERMINATION DATE" means the "Termination Date", as such term is defined in the Senior Credit Agreement as of the date hereof.

            "STATED MATURITY", when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in this Indenture or in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

            "STOCK" means shares of capital stock (whether denominated as common stock or preferred stock), beneficial, partnership or membership interests, participations or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity, whether voting or non-voting.

            "STOCK EQUIVALENTS" means all securities convertible into or exchangeable for Stock and all warrants, options or other rights to purchase or subscribe for any Stock, whether or not presently convertible, exchangeable or exercisable.

            "SUBSIDIARY" means, with respect to any Person, any corporation, partnership, limited liability company, trust or estate or other business entity of which an aggregate of more than 50% of (a) the outstanding Voting Stock, (b) the interest in the capital or profits of such partnership, joint venture or limited liability company or (c) the beneficial interest in such trust or estate, is in any case, at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person's other Subsidiaries.

            "SUBSIDIARY GUARANTORS" has the meaning set forth in the recital of parties to this Indenture.

            "SURVIVING DEBT" means Indebtedness of each Loan Party and its Subsidiaries outstanding immediately before and after giving effect to the Transaction.

            "TAKE-OUT SECURITIES" means unsecured debt securities that are issued by the Company or the Parent (and may be guaranteed by the other Loan Parties) or any equity securities that are issued by the Parent, in each case on terms that are reasonably acceptable to the Senior Agent.

            "TAX AFFILIATE" means, with respect to any Person, (a) any Subsidiary of such Person, and (b) any Affiliate of such Person with which such Person files or is eligible to file consolidated, combined or unitary United States tax returns.

            "TERMINATION DATE" means the earlier of (a) February 4, 2008 and
(b) the date of acceleration of the repayment of the Securities pursuant to Article Five.

            "TITLE IV PLAN" means a pension plan, other than a Multiemployer Plan, which is covered by Title IV of ERISA to which the Parent, any of its Subsidiaries or any ERISA Affiliate has any obligation or liability (contingent or otherwise).

            "TRANSACTION" means the issuance of the Securities pursuant to this Indenture and the other transactions contemplated by the Loan Documents and the Related Documents.

            "TRUST INDENTURE ACT" or "TIA" means the Trust Indenture Act of 1939 as in force at the date as of which this Indenture was executed, except as provided in Section 805.

            "TRUSTEES" means the Indenture Trustee and the Collateral Trustee.

            "UCC" has the meaning specified in the Pledge and Security
Agreement.

            "UNFUNDED PENSION LIABILITY" means, with respect to the Parent at any time, the sum of (a) the amount, if any, by which the present value of all accrued benefits under each Title IV Plan (other than any Title IV Plan subject to Section 4063 of ERISA) exceeds the fair market value of all assets of such Title IV Plan allocable to such benefits in accordance with Title IV of ERISA, as determined as of the most recent valuation date for such Title IV Plan using the actuarial assumptions in effect under such Title IV Plan, and
(b) the aggregate amount of withdrawal liability that could be assessed under
Section 4063 with respect to each Title IV Plan subject to such Section, separately calculated for each such Title IV Plan as of its most recent valuation date, (c) for a period of five years following a transaction reasonably likely to be covered by Section 4069 of ERISA, the liabilities (whether or not accrued) that could be avoided by the Parent, any of its Subsidiaries or any ERISA Affiliate as a result of such transaction and (d) with respect to each Foreign Plan, the amount, if any, by which the present value of all benefit obligations under such plan exceed the fair market value of assets attributable to such plan (determined for the most recent valuation date for such plan using the actuarial assumptions in effect for such plan set forth in the actuarial valuation report).

            "U.S. GOVERNMENT OBLIGATIONS" has the meaning specified in Section 1204(a).

            "VICE PRESIDENT", when used with respect to the Company or the Indenture Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president".

            "VOTING STOCK" means Stock of any Person having ordinary power to vote in the election of members of the board of directors, managers, trustees or other controlling Persons, of such Person (irrespective of whether, at the time, Stock of any other class or classes of such entity shall have or might have voting power by reason of the happening of any contingency).

            "WARNACO ENTITY" means the Parent or any Subsidiary thereof.

            "WARNACO OPERATIONS" means Warnaco Operations Corporation, a Delaware corporation and a Wholly Owned Subsidiary of the Parent.

            "WHOLLY OWNED SUBSIDIARY" means any Subsidiary of the Parent, all of the Stock of which (other than director's qualifying shares or such other de minimis portion thereof to the extent required by law) is owned by the Parent, either directly or indirectly through one or more Wholly Owned Subsidiaries.

            "WITHDRAWAL LIABILITY" means, with respect to the Company at any time, the aggregate liability incurred (whether or not assessed) with respect to all Multiemployer Plans pursuant to Section 4201 of ERISA or for increases in contributions required to be made pursuant to Section 4243 of ERISA.

            SECTION 102. Compliance Certificates and Opinions.

            Upon any application or request by the Company or any other Loan Party to the Indenture Trustee to take any action under any provision of this Indenture, the Company or such other Loan Party, as the case may be, shall furnish to the Indenture Trustee an Officers' Certificate, in form and substance reasonably satisfactory to the Indenture Trustee, stating that all conditions precedent, if any, provided for in this Indenture (including any covenant compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an Opinion of Counsel, in form and substance reasonably satisfactory to the Indenture Trustee, stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished. Such Opinion of Counsel may rely, as to factual matters, on a certificate of the Company.

            Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

            (1) a statement that each Person signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

            (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

            (3) a statement that, in the opinion of each such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

            (4) a statement as to whether, in the opinion of each such Person, such condition or covenant has been complied with.

            SECTION 103. Form of Documents Delivered to Indenture Trustee.

            In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

            Any certificate or opinion of an officer of the Company or any other Loan Party may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company or such other Loan Party, as the case may be, stating that the information with respect to such factual matters is in the possession of the Company or such other Loan Party, as the case may be, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

            Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

            SECTION 104. Acts of Holders.

            (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Indenture Trustee and, where it is hereby expressly required, to the Company or the other Loan Parties. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Indenture Trustee and the Company, if made in the manner provided in this Section.

            (b) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner that the Indenture Trustee deems sufficient.

            (c) The outstanding principal amount of the Securities and the serial numbers of Securities held by any Person, if any, and the date of holding the same, shall be proved by the Security Register.

            (d) If the Company or any other Loan Party shall solicit from the Holders of Securities any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company or such other Loan Party may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company or such other Loan Party, as the case may be, shall have no obligation to do so. Notwithstanding TIA Section 316(c), such record date shall be the record date specified in or pursuant to such Board Resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Outstanding Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Securities shall be computed as of such record date; provided that no such authorization, direction, consent, waiver or other Act by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

            (e) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Indenture Trustee, any Security Register, any Paying Agent, or any Loan Party in reliance thereon, whether or not notation of such action is made upon such Security.

            SECTION 105. Notices, Etc., to Indenture Trustee, Company.

                  Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

            (1) the Indenture Trustee by any Holder or by any Loan Party shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Indenture Trustee at its Corporate Trust Office, Attention: Corporate Trust Services, or

            (2) any Loan Party by the Indenture Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to such Loan Party addressed to it at the address of its principal office specified in the first paragraph of this Indenture, or at any other address previously furnished in writing to the Indenture Trustee by the Company.

            SECTION 106. Notice to Holders; Waiver.

            Where this Indenture provides for notice of any event to Holders by any Loan Party or the Indenture Trustee, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at its address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Any notice mailed to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Indenture Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

            In case by reason of the suspension of or irregularities in regular mail service or by reason of any other cause, it shall be impracticable to mail notice of any event to Holders when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Indenture Trustee in its sole discretion shall be deemed to be a sufficient giving of such notice for every purpose hereunder.

            SECTION 107. Effect of Headings and Table of Contents.

            The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

            SECTION 108. Successors and Assigns.

            All covenants and agreements in this Indenture by any Loan Party shall bind its successors and assigns, whether so expressed or not.

            SECTION 109. Separability Clause.

            In case any provision in this Indenture, in the Securities or in any Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

            SECTION 110. Benefits of Indenture.

            Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto, any Paying Agent, any Securities Registrar, any authenticating agent appointed pursuant to Section 305 and their successors hereunder and the Holders any benefit or any legal or equitable right, remedy or claim under this Indenture.

            SECTION 111. Governing Law.

            This Indenture and the Securities shall be governed by and construed in accordance with the law of the State of New York. This Indenture is subject to the provisions of the Trust Indenture Act that are required to be part of this Indenture and shall, to the extent applicable, be governed by such provisions.

                                 ARTICLE TWO

                           SECURITY FORMS; REGISTER

            SECTION 201. Forms Generally.

            (a) The Securities issued on the Effective Date in global form and the related Indenture Trustee's certificate of authentication for such Securities shall be in substantially the forms set forth in Exhibit A-1. Any Securities issued in certificated form from time to time after the Effective Date to one or more Holders in accordance with Section 201(d) shall be in substantially the forms set forth in Exhibit A-2, A-3, or A-4, as applicable, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and such Securities may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution of the Securities. Any portion of the text of any Security may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Security.

            (b) Securities in certificated form may be printed, lithographed or produced in any other manner, all as determined by the officers of the Company executing such Securities, as evidenced by their execution of such Securities.

            (c) The terms and provisions contained in the form of Securities set forth in Exhibits A-1, A-2, A-3, and A-4, respectively, shall constitute, and are hereby expressly made, a part of this Indenture and the Company and the Indenture Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of the form of Security conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

            (d) Each Holder shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Company to such Holder under the Securities held by such Holder from time to time, including the amounts of principal and interest payable and paid to such Holder from time to time hereunder. The Company agrees that at any time after the Effective Date, upon written notice by any Holder to the Company (with a copy of such notice to the Indenture Trustee) to the effect that a promissory note or other evidence of indebtedness is required or appropriate in order for such Holder to evidence (whether for purposes of pledge, enforcement or otherwise) the amounts owing to such Holder under the Securities, the Company shall promptly execute and deliver to the Indenture Trustee a Security in substantially the form of Exhibit A-2, A-3, or A-4, as applicable, payable to the order of such Holder in a principal amount equal to the amount of principal owed to such Holder under such Security. The Company shall accompany such Security with a Company Order instructing the Indenture Trustee to authenticate and deliver such Security to such Holder and to reduce the principal amount of the global note held by the Indenture Trustee by an equal amount. All references to Securities in the Loan Documents shall mean Securities, if any, to the extent issued under this Indenture.

            (e) The Security Register maintained by the Indenture Trustee pursuant to Section 307(d) shall include a control account, and a subsidiary account for each Holder, in which accounts (taken together) shall be recorded
(i) the amount of any principal or interest due and payable or to become due and payable from the Company to each Holder hereunder, and (ii) the amount of any sum received by the Indenture Trustee from the Company hereunder and each Holder's share thereof.

            (f) Entries made in good faith by the Indenture Trustee in the Security Register pursuant to subsection (e) above, and by each Holder in its account or accounts pursuant to subsection (d) above, shall be prima facie evidence of the amount of principal and interest due and payable or to become due and payable from the Company to, in the case of the Security Register, each Holder and, in the case of such account or accounts, such Holder, under this Indenture, absent manifest error; provided, however, that the failure of the Indenture Trustee to make an entry, or any finding that an entry is incorrect, in the Security Register or such account or accounts shall not limit or otherwise affect the obligations of the Company under this Indenture; provided further that in the event of any conflict between the accounts of the Indenture Trustee and the accounts of such Holder, entries made in good faith by the Indenture Trustee shall be conclusive and binding for all purposes, absent manifest error.

            SECTION 202. Securities Issued in Global Form.

            Securities issued in global form under this Indenture shall, when authenticated by the Indenture Trustee pursuant to the terms of this Indenture, represent such of the Outstanding Securities as shall be specified therein and may provide that the aggregate amount of Outstanding Securities from time to time endorsed thereon and that the aggregate amount of Outstanding Securities represented thereby may from time to time be increased or decreased to reflect exchanges, transfers or as otherwise provided in this Indenture. Any endorsement of such Security in global form to reflect the amount, or any increase or decrease in the amount, of Outstanding Securities represented thereby shall be made by the Indenture Trustee in such manner and upon instructions given by the Company as shall be specified in the Company Order to be delivered to the Indenture Trustee pursuant to Section 305 or 306 or pursuant to Section 201(d).

            Notwithstanding the provisions of Section 309, payment of principal of (and premium, if any) and interest, if any, on the Securities issued on the Effective Date in global form shall be made to the Person or Persons specified therein.

            SECTION 203. Form of Legend for Securities Issued in Global Form.

            Securities issued in global form, as authenticated and delivered hereunder, shall bear a legend in substantially the following form:

                  THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE INDENTURE TRUSTEE OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH INDENTURE TRUSTEE OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

                  UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE INDENTURE TRUSTEE TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT AND SUCH CERTIFICATE ISSUED IN EXCHANGE FOR THIS CERTIFICATE IS REGISTERED IN THE NAME OF THE INDENTURE TRUSTEE, OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE INDENTURE TRUSTEE, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, SINCE THE REGISTERED OWNER HEREOF, THE INDENTURE TRUSTEE, HAS AN INTEREST HEREIN.

                                ARTICLE THREE

                                THE SECURITIES

            SECTION 301. Title.

            The aggregate principal amount of Securities which may be delivered under this Indenture is limited to an amount equal to $200,942,000 plus Additional Amounts.

            The Securities shall be known and designated as the Second Lien Notes Due 2008.

            SECTION 302. Repayment of Principal.

            (a) On each Amortization Date and, as applicable, each Rollover Date, the Company shall pay the Maximum Payment Amount, in each case in accordance with Section 309, for the ratable benefit of the Holders. All original outstanding principal of the Securities (other than the Additional Amounts) shall be repaid on the Termination Date.

            (b) On the PIK Repayment Date, the Company shall pay, in accordance with Section 309 for the ratable benefit of the Holders, all outstanding Additional Amounts.

            SECTION 303. Interest.

            (a) Scheduled Interest. The Company shall pay, in accordance with
Section 309 for the ratable benefit of the Holders, interest on the unpaid principal amount of the Securities from the date of issuance of the Securities until such amount shall be paid in full, at the higher of the following rates per annum:

            (i) Eurodollar Rate. A rate per annum equal at all times during each Interest Period to the sum of (A) the Eurodollar Rate for such Interest Period plus (B) the Applicable Margin in effect on the first day of such Interest Period; or

            (ii) Fixed Rate. A rate equal to 9.5% per annum plus the Applicable Margin,

payable (subject to Sections 303(b) and (c)), in either case, in arrears on the last day of each Interest Period (each, an "INTEREST PAYMENT DATE"). For each Interest Period, the Securities shall bear interest at the Fixed Rate plus the Applicable Margin for the Interest Period commencing on the Effective Date, in the case of the initial Interest Period, and, thereafter, commencing on the immediately preceding Interest Payment Date, in each case to but excluding the last day of such Interest Period. The interest rate for any Interest Period following the initial Interest Period shall be determined by the Indenture Trustee no later than 11:00 A.M. (New York time) on the second Business Day prior to the first day of such Interest Period.

            (b) Senior Default - Option to Pay Interest in Kind. If, on and as of any Interest Payment Date, a Senior Default shall have occurred and shall have been continuing for less than 180 days, all (but not less than all) of the interest due on such Interest Payment Date may, at the option of the Company upon three Business Days' notice to the Indenture Trustee (who shall give written notice thereof to each Holder within three Business Days of receipt of such notice), be paid by the Company by (i) adding to the outstanding principal amount of the Securities an amount equal to such interest and (ii) delivering a Company Order instructing the Indenture Trustee to evidence such additional principal amount by either (x) an endorsement on a Security in global form by the Indenture Trustee to reflect the amount of the increase in principal amount or (y) with respect to a Security in definitive form, at the request of any Holder, the issuance by the Company and authentication by the Indenture Trustee to such Holder of a Note in a principal amount equal to such Holder's pro rata portion of the interest to be paid on such Interest Payment Date in the form of Exhibit A-4 hereto, dated such Interest Payment Date (each, a "PIK NOTE").

            (c) Excess Interest - Option to Pay Interest in Kind. Any interest on the unpaid principal amount of the Securities payable hereunder (including pursuant to Section 303(d)) in excess of 12% per annum may, at the option of the Company upon three Business Days' notice to the Indenture Trustee (who shall give written notice thereof to each Holder within three Business Days of receipt of such notice) prior to the applicable Interest Payment Date, be paid by the Company by (i) adding to the outstanding principal amount of the Securities an amount equal to such excess portion of interest and (ii) delivering a Company Order instructing the Indenture Trustee to evidence such additional principal amount by either (x) an endorsement on a Security in global form by the Indenture Trustee to reflect the amount of the increase in principal amount or (y) with respect to a Security in definitive form, at the request of any Holder, the issuance by the Company to such Holder and authentication by the Indenture Trustee of a PIK Note in a principal amount equal to such Holder's pro rata portion of the excess portion of interest to be paid on such Interest Payment Date, dated such Interest Payment Date.

            (d) Default Interest. Upon the occurrence and during the continuance of an Event of Default, the Company shall pay interest (subject to Section 303(c)) on (i) the unpaid principal amount of the Securities, payable in arrears on the applicable Interest Payment Dates and on demand, at a rate per annum equal at all times to 2% per annum above the rate per annum otherwise required to be paid on such Security pursuant to clause (a) above and (ii) to the fullest extent permitted by law, the amount of any interest, fee or other amount payable under the Loan Documents that is not paid when due, from the date such amount shall be due until such amount shall be paid in full, payable in arrears on the date such amount shall be paid in full and on demand, at a rate per annum equal at all times to 2% per annum above the rate per annum otherwise required to be paid on such Security.

            (e) Notice of Interest Rate. Within three Business Days after the commencement of an Interest Period, the Indenture Trustee shall give notice to the Company and each Holder of the applicable interest rate determined by the Indenture Trustee for purposes of clause (a)(i) or (a)(ii) of this Section 303.

            SECTION 304. Denominations.

            The Securities shall be issuable to each Holder requesting Securities in the form of Exhibit A-2, A-3 or A-4, as applicable, in each case pursuant to Section 201(d), in the applicable denominations therefor; provided that if the principal amount of any PIK Note to be issued pursuant to Section 303(b) or (c) is equal to or greater than $0.50 and is not a whole dollar amount, the principal amount of such PIK Note shall be increased to the next higher whole dollar amount and, in the case of any trailing decimal amount of such PIK Note less than $0.49, decreased to the next lower whole dollar amount, and such PIK Note shall be issued in a denomination equal to such increased or decreased principal amount.

            SECTION 305. Execution, Authentication, Delivery and Dating.

            The Securities shall be executed on behalf of the Company by its Chairman, its President or a Vice President.

            Securities bearing the signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the delivery of such Securities or did not hold such offices at the date of such Securities.

            Each Security shall be dated the date of its delivery.

            No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein duly executed by the Indenture Trustee by manual signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture.

            The Indenture Trustee shall, upon a Company Order, (a) authenticate Securities in global form for original issue on the Effective Date up to the aggregate principal amount stated in Section 301 and (b) from time to time after the Effective Date, to the extent requested by any Holder, authenticate Securities in definitive form that, together with Securities in global form, do not exceed the aggregate principal amount stated in Section 301, and if required by Section 303, authenticate PIK Notes. Each Company Order shall set forth whether the Securities to be authenticated shall be issued as Securities issued in global form or as Securities issued in definitive form or issued to reflect an increase in the principal amount of an outstanding Security in global form.

            The Indenture Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Securities. Any such appointment shall be evidenced by an instrument signed by a Responsible Officer, a copy of which shall be furnished to the Company. Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Indenture Trustee may do so. Each reference in this Indenture to authentication by the Indenture Trustee includes authentication by such agent.

            In addition to the matters set forth in Section 102, any such Company Order shall be accompanied by an Opinion of Counsel to the effect that the Indenture and the Securities to be authenticated have been duly authorized by the Company and the other Loan Parties and are valid and binding obligations of the Company and the other Loan Parties enforceable against the Company and the other Loan Parties in accordance with their respective terms, subject to customary exceptions.

            SECTION 306. Temporary Securities.

            Pending the preparation of definitive Securities, the Company may execute, and upon Company Order the Indenture Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as conclusively evidenced by their execution of such Securities.

            If temporary Securities are issued as aforesaid, the Company will cause definitive Securities to be prepared without unreasonable delay. After the preparation of definitive Securities, the temporary Securities shall be exchangeable for definitive Securities upon surrender of the temporary Securities at the office or agency of the Indenture Trustee designated for such purpose pursuant to Section 1001. Upon surrender for cancellation of any one or more temporary Securities in global form, the Company shall execute and the Indenture Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of authorized denominations in global form. Until so exchanged, the temporary Securities shall in all respects be entitled to the same benefits under this Indenture as definitive Securities.

            SECTION 307. Registration, Registration of Transfer and Exchange.

            (a) Each Holder may assign to one or more Persons (other than any Loan Party or any of its Affiliates) all or a portion of its rights and obligations under this Indenture (including, without limitation, all or a portion of the Securities held by it); provided, however, that (i) except in the case of an assignment (A) of all of a Holder's rights and obligations under this Indenture, (B) by any Holder of all of its rights and obligations under any participation or similar arrangement involving a transfer of beneficial interests or other rights by such Holder to any other Person (other than any Loan Party or any of its Affiliates), which participation or similar arrangement is in existence on or as of the Effective Date (as reasonably determined at any time by such Holder) and is converted to an assignment hereunder on the Effective Date, or as soon thereafter as is reasonably practicable or (C) to a Person that immediately prior to such assignment was a Holder, the aggregate amount of the Securities being assigned to such assignee pursuant to such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment) shall in no event be less than $250,000 and integral multiples of $50,000 in excess thereof and (ii) the parties to each such assignment shall execute and deliver to the Indenture Trustee, for its acceptance and recording in the Security Register, an Assignment and Acceptance, together with any Securities subject to such assignment and a processing and recordation fee of $500.

            (b) Upon such execution, delivery, acceptance and recording, from and after the effective date specified in such Assignment and Acceptance, (i) the assignee thereunder shall, to the extent that rights hereunder have been assigned to it pursuant to such Assignment and Acceptance, have the rights of a Holder hereunder and (ii) the Holder assignor thereunder shall, to the extent that rights hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights (other than its rights under Sections 312 and 313 to the extent any claim thereunder relates to an event arising prior to such assignment) hereunder.

            (c) By executing and delivering an Assignment and Acceptance, each Holder assignor thereunder and each assignee thereunder confirm to and agree with each other and the other parties thereto and hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Holder makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with any Loan Document or the execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the perfection or priority of any lien or security interest created or purported to be created under or in connection with, any Loan Document or any other instrument or document furnished pursuant thereto; (ii) such assigning Holder makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Loan Party or the performance or observance by any Loan Party of any of its obligations under any Loan Document or any other instrument or document furnished pursuant thereto; (iii) such assignee confirms that it has received a copy of this Indenture and the Note Distribution Agreement, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance;
(iv) such assignee will, independently and without reliance upon any Trustee, such assigning Holder or any other Holder and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Indenture; (v) such assignee confirms that it is not the Company nor an Affiliate of the Company;
(vi) such assignee appoints and authorizes each Trustee to take such action as agent on its behalf and to exercise such powers and discretion under the Loan Documents as are delegated to such Trustee by the terms hereof and thereof, together with such powers and discretion as are reasonably incidental thereto.

            (d) The Indenture Trustee shall maintain at its Corporate Trust Office a copy of each Assignment and Acceptance delivered to and accepted by it and a register (the register maintained in such office being herein referred to as the "SECURITY REGISTER") in which, subject to such reasonable regulations as it may prescribe, the Indenture Trustee shall provide for the registration of Securities and of transfers of Securities. The Security Register shall be in written form or any other form capable of being converted into written form within a reasonable time. The entries in the Security Register shall be conclusive and binding for all purposes, absent manifest error, and the Company and the Holders shall treat each Person whose name is recorded in the Security Register as a Holder hereunder for all purposes of this Indenture. The Security Register shall be available for inspection by the Company or any Holder at any reasonable time and from time to time upon reasonable prior notice. The Indenture Trustee is hereby appointed as security registrar (the "SECURITY REGISTRAR") for the purpose of registering Securities and transfers of Securities as herein provided.

            (e) Upon its receipt of an Assignment and Acceptance executed by an assigning Holder and an assignee, together with any Securities subject to such assignment, the Indenture Trustee shall, if such Assignment and Acceptance has been fully completed and is in substantially the form of Exhibit B hereto, (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the Security Register and (iii) give notice thereof to the Company within three Business Days. In the case of any assignment by a Holder of a Definitive Security, within five Business Days after its receipt of such notice, the Company, at its own expense, shall, at the request of the Indenture Trustee or such assignee, execute and deliver to the Indenture Trustee a new Security to the order of such assignee in an amount equal to the Securities assigned to it pursuant to such Assignment and Acceptance and, if any assigning Holder has retained Securities hereunder, a new Security to the order of such assigning Holder in an amount equal to the Securities retained by it hereunder, and, in each case, the Indenture Trustee shall authenticate and deliver such Securities. Such new Security or Securities shall be in an aggregate principal amount equal to the aggregate principal amount of such surrendered Security or Securities, if applicable, shall be dated the effective date of such Assignment and Acceptance and shall otherwise be in substantially the form of Exhibit A-2, A-3 or A-4 hereto, as the case may be.

            (f) All Securities issued upon any registration of transfer of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer. Every Security presented or surrendered for registration of transfer shall (if so required by the Company or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer, in form satisfactory to the Company and the Security Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing. No service charge shall be made by the Company for any exchange or prepayment of Securities.

            (g) Each Holder may sell participations to one or more Persons (other than any Loan Party or any of its Affiliates) in or to all or a portion of its rights under this Indenture (including, without limitation, all or a portion of the Securities held by it); provided, however, that (i) such Holder shall remain the holder of any such Security for all purposes of this Indenture, (ii) the Company and each Trustee shall continue to deal solely and directly with such Holder in connection with such Holder's rights under this Indenture and (iii) no participant under any such participation shall have any right to approve any amendment or waiver of any provision of any Loan Document, or any consent to any departure by any Loan Party therefrom.

            (h) Any Holder may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 307, disclose to the assignee or participant or proposed assignee or participant any information relating to the Company furnished to such Holder by or on behalf of the Company; provided, however, that, prior to any such disclosure, the assignee or participant or proposed assignee or participant shall agree in writing to preserve the confidentiality of any Confidential Information received by it from such Holder.

            (i) Notwithstanding any other provision set forth in this Indenture, any Holder may at any time create a security interest in all or any portion of its rights under this Indenture (including, without limitation, the Securities held by it) in favor of any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System.

            SECTION 308. Mutilated, Destroyed, Lost and Stolen Securities.

            (a) If (i) any mutilated Security is surrendered to the Indenture Trustee, or (ii) the Company and the Indenture Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Security, and there is delivered to the Company and the Indenture Trustee such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to the Company or the Indenture Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and deliver, in exchange for any such mutilated Security or in lieu of any such destroyed, lost or stolen Security, a new Security of like tenor and principal amount, bearing a number not contemporaneously outstanding.

            (b) Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Indenture Trustee) connected therewith.

            (c) Every new Security issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the mutilated, destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Indenture equally and proportionately with any and all other Securities duly issued hereunder.

            (d) The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

            SECTION 309. Payments; Computations.

            (a) The Company shall make each payment of principal and interest under the Securities, irrespective of any right of counterclaim or set-off, not later than 11:00 A.M. (New York City time) on the day when due in U.S. dollars to the Indenture Trustee at the Indenture Trustee's Account by wire transfer in same day funds, with payments being received by the Indenture Trustee after such time being deemed to have been received on the next succeeding Business Day. The Indenture Trustee will thereafter cause like funds to be distributed ratably to each Holder specified in the Security Register on such date for such payment for its account to its Notice Address, in each case in accordance with the terms of this Indenture, not later than 5:00 P.M. (New York City time).

            (b) The Company hereby authorizes each Holder and each of its Affiliates, if and to the extent payment owed to such Holder is not made when due hereunder or, in the case of a Holder, under the Security held by such Holder, to charge from time to time, to the fullest extent permitted by law, against any or all of the Company's accounts with such Holder or such Affiliate any amount so due.

            (c) All computations of interest based on the Fixed Rate shall be made by the Indenture Trustee on the basis of a year of 365 or 366 days, as the case may be, and all computations of interest based on the Eurodollar Rate shall be made by the Indenture Trustee on the basis of a year of 360 days consisting of twelve months of 30 days each, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest, fees or commissions are payable. Each determination by the Indenture Trustee of an interest rate, fee or commission hereunder shall be conclusive and binding for all purposes, absent manifest error.

            (d) Whenever any payment hereunder or under the Securities shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest.

            (e) Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

            SECTION 310. Persons Deemed Owners.

            (a) Prior to the due presentment of a Security for registration of transfer pursuant to Section 307, each Loan Party, the Indenture Trustee and any agent of any Loan Party or the Indenture Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of and (subject to Section 307) interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and none of the Loan Parties, the Indenture Trustee or any agent of any Loan Party or the Indenture Trustee shall be affected by notice to the contrary.

            (b) Neither the Company nor the Guarantors will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Security in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

            SECTION 311. Cancellation.

            All Securities surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Indenture Trustee, be delivered to the Indenture Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Indenture Trustee for cancellation any Securities previously delivered hereunder which the Company may have acquired in any manner whatsoever, and all Securities so delivered shall be promptly cancelled by the Indenture Trustee. If the Company shall so acquire any of the Securities, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Securities unless and until the same are surrendered to the Indenture Trustee for cancellation. All cancelled Securities held by the Indenture Trustee shall be disposed of by the Indenture Trustee in accordance with its customary procedures and certification of their disposal delivered to the Company, if such certification is requested by the Company, unless by Company Order the Company shall direct that cancelled Securities be returned to it.

            SECTION 312. Increased Costs, Etc.

            (a) If, due to either (i) the introduction of or any change in or in the interpretation of any law or regulation or (ii) the compliance with any guideline or request from any central bank or other governmental authority (whether or not having the force of law), there shall be any increase in the cost to any Holder of funding or maintaining Securities bearing interest at the Eurodollar Rate (excluding, for purposes of this Section 312, any such increased costs resulting from (x) Taxes or Other Taxes which shall be governed exclusively by Section 313 and (y) changes in the basis of taxation of overall net income or overall gross income by the United States or by any foreign jurisdiction (or any of their political subdivisions) under the laws of which such Holder is organized, a resident for tax purposes or otherwise doing business (other than a jurisdiction in which such Person is deemed to be resident or doing business solely as a result of entering into, performing its obligations under, or receiving payment in respect of, any Loan Document), then the Company shall from time to time, upon demand by such Holder (with a copy of such demand to the Indenture Trustee), pay to such Holder additional amounts sufficient to compensate such Holder for such increased cost. A certificate as to the amount of such increased cost, submitted to the Company by such Holder, shall be conclusive and binding for all purposes, absent manifest error.

            (b) If any Holder determines that compliance with any law or regulation or any guideline or request from any central bank or other governmental authority (whether or not having the force of law) affects or would affect the amount of capital required or expected to be maintained by such Holder or any corporation controlling such Holder and that the amount of such capital is increased by or based upon the existence of such Holder's investment in the Securities, then, upon demand by such Holder or such corporation (with a copy of such demand to the Indenture Trustee), the Company shall pay to such Holder, from time to time as specified by such Holder, additional amounts sufficient to compensate such Holder in the light of such circumstances, to the extent that such Holder reasonably determines such increase in capital to be allocable to the existence of such Holder's investment in the Securities. A certificate as to such amounts submitted to the Company by such Holder shall be conclusive and binding for all purposes, absent manifest error.

            (c) Notwithstanding any other provision of this Indenture, if the introduction of or any change in or in the interpretation of any law or regulation shall make it unlawful, or any central bank or other governmental authority shall assert that it is unlawful, for any Holder to perform its obligations hereunder to continue to hold Securities bearing interest at the Eurodollar Rate hereunder, then, on notice thereof and demand therefor by such Holder to the Company (with a copy of such demand to the Indenture Trustee), all Securities will automatically, upon such demand, convert to bear interest at the Fixed Rate.

            SECTION 313. Taxes.

            (a) Any and all payments by the Company or any Loan Party to or for the account of any Holder or the Indenture Trustee hereunder or under the Securities or any other Loan Document shall be made, in accordance with
Section 309 or the applicable provisions of such other Loan Document, if any, free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding, in the case of each Holder and the Indenture Trustee, taxes that are imposed on its overall net income by the United States and taxes that are imposed on its overall net income (and franchise taxes imposed in lieu thereof) by the state or foreign jurisdiction under the laws of which such Holder or the Indenture Trustee, as the case may be, is organized or any political subdivision thereof and, in the case of each Holder, taxes that are imposed on its overall net income (and franchise taxes imposed in lieu thereof) by the state or foreign jurisdiction of such Holder's lending office or any political subdivision thereof (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities in respect of payments hereunder or under the Securities being hereinafter referred to as "TAXES"). If the Company or any Loan Party shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder or under any Security or any other Loan Document to any Holder or the Indenture Trustee, (i) the sum payable by the Company shall be increased as may be necessary so that after the Company and the Indenture Trustee have made all required deductions (including deductions applicable to additional sums payable under this Section 313) such Holder or the Indenture Trustee, as the case may be, receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make all such deductions and
(iii) the Company shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

            (b) In addition, the Company shall pay any present or future stamp, documentary, excise, property or similar taxes, charges or levies that arise from any payment made hereunder or under any Securities or any other Loan Documents or from the execution, delivery or registration of, performance under, or otherwise with respect to, this Indenture, the Securities or other Loan Documents (hereinafter referred to as "OTHER TAXES").

            (c) The Company shall indemnify each Holder and the Indenture Trustee for and hold them harmless against the full amount of Taxes and Other Taxes, and for the full amount of taxes of any kind imposed or asserted by any jurisdiction on amounts payable under this Section 313, imposed on or paid by such Holder or the Indenture Trustee (as the case may be) and any liability (including penalties, additions to tax, interest and expenses) arising therefrom or with respect thereto. This indemnification shall be made within 30 days from the date such Holder or the Indenture Trustee (as the case may be) makes written demand therefor, which written demand shall set forth in reasonable detail the basis and calculation of such amounts, and in the absence of manifest error, shall be conclusive and binding on the Company.

            (d) Within 30 days after the date of any payment of Taxes, the Company shall furnish to the Indenture Trustee, at the Corporate Trust Office, the original or a certified copy of a receipt evidencing such payment, to the extent such a receipt is issued therefor, or other written proof of payment thereof if no receipt is issued therefor. In the case of any payment hereunder or under the Securities or the other Loan Documents by or on behalf of the Company through an account or branch outside the United States or by or on behalf of the Company by a payor that is not a United States person, if the Company determines that no Taxes are payable in respect thereof, the Company shall furnish, or shall cause such payor to furnish, to the Indenture Trustee, at such address, an Opinion of Counsel stating that such payment is exempt from Taxes. For purposes of this subsection (d), the terms "United States" and "United States person" shall have the meanings specified in Section 7701 of the Internal Revenue Code.

            (e) Each Holder, other than an Original Holder, organized under the laws of a jurisdiction outside the United States, on the date of the Assignment and Acceptance pursuant to which it becomes a Holder, and from time to time thereafter if requested in writing by the Company (but only so long as such Holder is lawfully able to do so), shall provide the Company two duly signed and completed copies of the applicable IRS Form W-8 (or successor thereto), certifying that such Holder is exempt from or entitled to a reduced rate of United States withholding tax on payments of interest pursuant to this Agreement or the Securities, including any exemption pursuant to Section 881(c) of the Code. If the form provided by a Holder, other than an Original Holder, at the date of an Assignment and Acceptance indicates a United States interest withholding tax rate in excess of zero, withholding tax at such rate shall be considered excluded from Taxes unless and until such Holder provides the appropriate form certifying that a lesser rate applies, whereupon withholding tax at such lesser rate only shall be considered excluded from Taxes for periods governed by such form; provided, however, that, if, at the date of the Assignment and Acceptance, the Holder assignor was entitled to payments under subsection (a) in respect of United States withholding tax with respect to interest paid at such date, then, to such extent, the term Taxes shall include (in addition to withholding taxes that may be imposed in the future or other amounts otherwise includable in Taxes) United States withholding tax, if any, applicable with respect to the Holder assignee on such date. Each Holder, other than an Original Holder, (other than a Person that is a corporation) that is a United States person, shall deliver to the Company two duly signed copies of IRS Form W-9 (or successor thereto) at the times and in the manner described above with respect to IRS Form W-8. If any form or document referred to in this subsection (e) requires the disclosure of information, other than information necessary to compute the tax payable and information required on the date hereof by IRS Form W-8 or W-9, that the Holder reasonably considers to be confidential, the Holder shall give notice thereof to the Company and shall not be obligated to include in such form or document such confidential information.

            (f) For any period with respect to which a Holder has failed to provide the Company with the appropriate form described in subsection (e) (other than if such failure is due to a change in law occurring subsequent to the date on which a form originally was required to be provided, or if such form otherwise is not required under the first sentence of subsection (e) above), such Holder shall not be entitled to indemnification under Section 313(a) with respect to Taxes imposed by the United States; provided, however, that should a Holder become subject to Taxes because of its failure to deliver a form required hereunder, the Company shall take such steps as the Holder shall reasonably request to assist the Holder to recover such Taxes.

            (g) If any Holder determines, in its sole discretion, that it has finally and irrevocably received or realized any refund of tax, or any reduction of, or credit against, withholding or payment of any additional amount by a Loan Party pursuant to this Section 313, such Person shall reimburse the Loan Party in an amount equal to the net benefit, after tax, and net of all expenses incurred by such Person in connection with such refund, reduction, credit or recovery; provided that nothing in this Section 313(g) shall require any Person to make available its tax returns (or any other information relating to its taxes which it deems to be confidential or to interfere with any Person's right to arrange its tax affairs in whatever manner it deems fit or to obligate any Person to claim any credit). The Loan Parties shall return such amount to the applicable Person if it is subsequently determined that such Person is required to repay such refund of tax or is not entitled to such reduction of, or credit against its tax liabilities.

                                 ARTICLE FOUR

                          SATISFACTION AND DISCHARGE

            SECTION 401. Satisfaction and Discharge of Indenture.

            (a) This Indenture shall upon Company Request cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Securities expressly provided for herein or pursuant hereto) and the Indenture Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture when

            (i) Either

                  (1) all Securities theretofore authenticated and delivered
            (other than (A) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 308 and (B) Securities for whose payment money has theretofore been deposited in trust with the Indenture Trustee or any Paying Agent or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1002) have been delivered to the Indenture Trustee for cancellation; or

                  (2) all such Securities not theretofore delivered to the
            Indenture Trustee for cancellation

                        (a) have become due and payable, or

                        (b) will become due and payable at their Stated
                  Maturity within one year, or

                        (c) are to be called for redemption pursuant to
                  Section 903 hereof within one year under arrangements satisfactory to the Indenture Trustee for the giving of notice of redemption by the Indenture Trustee in the name, and at the expense, of the Company, and the Company, in the case of (a), (b) or (c) above, has irrevocably deposited or caused to be deposited with the Indenture Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Indenture Trustee for cancellation, for (i) principal and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Prepayment Date, as the case may be and (ii) any mandatory sinking fund payments or analogous payments applicable to the Outstanding Securities on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities;

            (ii) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

            (iii) the Company has delivered to the Indenture Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

            (b) Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Indenture Trustee under
Section 606 and, if money shall have been deposited with the Indenture Trustee pursuant to clause (a)(i)(2) of this Section, the obligations of the Indenture Trustee under Section 402 and Section 1002(c) shall survive.

            SECTION 402. Application of Trust Money.

            Subject to the provisions of Section 1002(c), all money deposited with the Indenture Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Indenture Trustee may determine, to the Persons entitled thereto, of the principal and interest for whose payment such money has been deposited with the Indenture Trustee; but such money need not be segregated from other funds except to the extent required by law.

                                 ARTICLE FIVE

                                   REMEDIES

            SECTION 501. Events of Default.

            "Event of Default", wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

            (a) (i) the Company or any other Loan Party shall fail to pay any principal of any Security when the same shall become due and payable or
      (ii) the Company or any other Loan Party shall fail to pay any interest on any Security or the Company or any other Loan Party shall fail to make any other payment under any Loan Document, in each case under this clause (ii) within three Business Days after the same becomes due and payable; or

            (b) any representation or warranty made by the Company or any other Loan Party (or any of its officers) under or in connection with any Loan Document shall prove to have been incorrect in any material respect when made; or

            (c) the Company or any other Loan Party shall fail to perform or observe any term, covenant or agreement contained in this Indenture or in any other Loan Document on its part to be performed if such failure shall remain unremedied for 30 days after the earlier of the date on which (i) a Responsible Officer of the Parent or the Company becomes aware of such failure or (ii) written notice thereof shall have been given to the Company by any Trustee or any Holder; or

            (d) (i) any Warnaco Entity shall fail to make any payment on any Indebtedness (other than the Obligations of the Loan Parties under the Loan Documents) of any Warnaco Entity (or any Guarantee Obligation in respect of Indebtedness of any other Person) having a principal amount of $20,000,000 or more, when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise); or (ii) any other event shall occur or condition shall exist under any agreement or instrument relating to any such Indebtedness, if the effect of such event or condition is to accelerate the maturity of such Indebtedness or otherwise to cause such Indebtedness to mature; or
      (iii) any such Indebtedness shall become or be declared to be due and payable, or required to be prepaid or repurchased (other than (A) by a regularly scheduled required prepayment, (B) in connection with the Take-Out Securities or (C) any mandatory prepayment required to be made by a Warnaco Entity under the Senior Credit Agreement) prior to the stated maturity thereof; or

            (e) (i) any Warnaco Entity shall generally not pay its debts as such debts become due, shall admit in writing its inability to pay its debts generally or shall make a general assignment for the benefit of creditors, (ii) any proceeding shall be instituted by or against any Warnaco Entity seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts, under any Requirement of Law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a custodian, receiver, trustee or other similar official for it or for any substantial part of its property; provided, however, that, in the case of any such proceedings instituted against a Warnaco Entity (but not instituted by a Warnaco Entity), either such proceedings shall remain undismissed or unstayed for a period of 30 days or more or any action sought in such proceedings shall occur or (iii) any Warnaco Entity shall take any corporate action to authorize any action set forth in clauses (i) and (ii) above; or

            (f) any provision of any Loan Document after delivery thereof shall for any reason fail or cease to be valid and binding on, or enforceable against, any Loan Party party thereto, or any Loan Party shall so state in writing; or

            (g) any Collateral Document shall for any reason fail or cease to create a valid and enforceable Lien on any Collateral purported to be covered thereby or, except as permitted by the Loan Documents, such Lien shall fail or cease to be a perfected Lien in favor of the Collateral Trustee, or any Loan Party shall so state in writing; or

            (h) one or more judgments or orders (or other similar process) involving, in any single case or in the aggregate, an amount in excess of $20,000,000 in the case of a money judgment, to the extent not covered by insurance, shall be rendered against one or more Warnaco Entity and shall remain unpaid and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or
      (ii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal, the pending of the Cases or otherwise, shall not be in effect; or

            (i) any non-monetary judgment or order shall be rendered against any Loan Party or any of its Subsidiaries that could be reasonably likely to have a Material Adverse Effect, and there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

            (j) an ERISA Event shall occur and the amount of all liabilities and deficiencies resulting therefrom, whether or not assessed, exceeds $20,000,000 in the aggregate; or

            (k) a Change of Control shall occur; or

            (l) a Warnaco Entity shall have entered into one or more consent or settlement decrees or agreements or similar arrangements with a Governmental Authority or one or more judgments, orders, decrees or similar actions shall have been entered against a Warnaco Entity based on or arising from the violation of or pursuant to any Environmental Law, or the generation, storage, transportation, treatment, disposal or Release of any Contaminant and, in connection with all the foregoing, the Warnaco Entities are likely to incur Environmental Liabilities and Costs in excess of $10,000,000 in the aggregate.

            SECTION 502. Acceleration of Maturity; Rescission and Annulment.

            (a) If an Event of Default occurs and is continuing, then and in every such case the Indenture Trustee or the Holders of not less than 25% in principal amount of the Securities Outstanding may declare the principal amount of all the Securities, all interest thereon and all other amounts payable under this Indenture and the other Loan Documents to be due and payable immediately, by a notice in writing to the Company (and to the Indenture Trustee if given by Holders), and upon any such declaration such principal amount and such other amounts shall become immediately due and payable; provided, however, that in the event of an actual or deemed entry of an order for relief with respect to the Parent or the Company under the Federal Bankruptcy Law, the Securities, all such principal and interest and other amounts shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind, all of which are hereby expressly waived by the Company.

            (b) At any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee as hereinafter provided in this Article Five, the Required Holders, by written notice to the Company and the Indenture Trustee, may rescind and annul such declaration and its consequences if:

            (i) the Company has paid or deposited with the Indenture Trustee a sum sufficient to pay,

                  (A) all overdue interest on all Outstanding Securities,

                  (B) all unpaid principal of any Outstanding Securities which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate borne by the Securities,

                  (C) to the extent that payment of such interest is lawful, interest on overdue interest at the rate borne by the Securities, and

                  (D) all sums paid or advanced by the Indenture Trustee
            hereunder and the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel; and

            (ii) all Events of Default, other than the non-payment of amounts of principal of or interest on Securities which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

            SECTION 503. Collection of Indebtedness and Suits for Enforcement by Indenture Trustee.

            (a) The Company covenants that if:

            (i) default is made in the payment of any installment of interest on any Security when such interest becomes due and payable and such default continues for a period of three Business Days, or

            (ii) default is made in the payment of the principal of any Security at the Maturity thereof,

subject to the New Intercreditor Agreement, the Company will pay to the Indenture Trustee for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal and interest, and interest on any overdue principal and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installment of interest, at the rate specified in Section 303(d), and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel.

            (b) Subject to the New Intercreditor Agreement, if the Company fails to pay such amounts forthwith, the Indenture Trustee, in its own name as trustee of an express trust, may, or, upon the written request of at least 25% in principal amount of the then outstanding Securities, shall, institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Securities, wherever situated.

            (c) Subject to the New Intercreditor Agreement, if an Event of Default occurs and is continuing, the Indenture Trustee may, or, upon the written request of at least 25% in principal amount of the then outstanding Securities, shall, proceed to protect and enforce its rights and the rights of the Holders by any judicial proceedings to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

            SECTION 504. Indenture Trustee May File Proofs of Claim.

            (a) In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company, any other Loan Party or any other obligor upon the Securities or the property of the Company, such other Loan Party or of such other obligor or their creditors, the Indenture Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Indenture Trustee shall have made any demand on the Company for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

            (i) to file and prove a claim for the whole amount of principal and interest owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

            (ii) to collect and receive any moneys or other property (subject to the terms of the New Intercreditor Agreement) payable or deliverable on any such claims and to distribute the same;

and (subject to the terms of the New Intercreditor Agreement) any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Indenture Trustee and, in the event that the Indenture Trustee shall consent to the making of such payments directly to the Holders, to pay the Indenture Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel, and any other amounts due the Indenture Trustee under Section 606. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel, and any other amounts due the Indenture Trustee under Section 606 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties, that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement otherwise.

            (b) Nothing herein contained shall be deemed to authorize the Indenture Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Indenture Trustee to vote in respect of the claim of any Holder in any such proceeding.

            SECTION 505. Indenture Trustee May Enforce Claims Without Possession of Securities.

            All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Indenture Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Indenture Trustee shall be brought in its own name and as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

            SECTION 506. Application of Money Collected.

            Subject to the terms of the New Intercreditor Agreement, any money collected by the Indenture Trustee pursuant to this Article Five shall be applied in the following order, at the date or dates fixed by the Indenture Trustee and, in case of the distribution of such money on account of principal or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

            FIRST: To the payment of all amounts due the Indenture Trustee under Section 606;

            SECOND: To the payment of the amounts then due and unpaid for principal of and interest on the Securities and all other Obligations of the Loan Parties due to the Holders in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and interest and in respect of such other Obligations due to the Holders; and

            THIRD: The balance, if any, to the Company.

            SECTION 507. Limitation on Suits.

            No Holder of any Securities shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

            (a) such Holder has previously given written notice to a Responsible Officer of the Indenture Trustee of a continuing Event of Default;

            (b) the Holders of not less than 25% in principal amount of the Outstanding Securities shall have made written request to the Indenture Trustee to institute proceedings in respect of such Event of Default in its own name as Indenture Trustee hereunder;

            (c) such Holder or Holders have offered to the Indenture Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

            (d) the Indenture Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

            (e) no direction inconsistent with such written request has been given to the Indenture Trustee during such 60-day period by the Required Holders;

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders.

            SECTION 508. Unconditional Right of Holders to Receive Principal and Interest.

            Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment, as provided herein and in such Security of the principal of and interest on such Security on the respective Stated Maturities expressed in such Security (or, in the case of prepayment, the Prepayment Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

            SECTION 509. Restoration of Rights and Remedies.

            If the Indenture Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Indenture Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the other Loan Parties, the Indenture Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Indenture Trustee and the Holders shall continue as though no such proceeding had been instituted.

            SECTION 510. Rights and Remedies Cumulative.

            Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in Section 308(d), no right or remedy herein conferred upon or reserved to the Indenture Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

            SECTION 511. Delay or Omission Not Waiver.

            No delay or omission of the Indenture Trustee or of any Holder of any Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Indenture Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Indenture Trustee or by the Holders, as the case may be.

            SECTION 512. Control by Holders.

            The Required Holders shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred on the Indenture Trustee, provided that

            (a) such direction shall not be in conflict with any rule of law, this Indenture or the New Intercreditor Agreement,

            (b) the Indenture Trustee may take any other action deemed proper by the Indenture Trustee which is not inconsistent with such direction, and

            (c) the Indenture Trustee need not take any action which might involve it in personal liability or be unjustly prejudicial to the Holders not consenting.

            SECTION 513. Waiver of Past Defaults.

            (a) The Required Holders may on behalf of the Holders of all the Securities waive any past default hereunder and its consequences, except a default:

            (i) in respect of the payment of the principal of or interest on any Security, or

            (ii) in respect of a covenant or provision hereof which under Article Eight cannot be modified or amended without the consent of the Holder of each Outstanding Security affected.

            (b) Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

            SECTION 514. Waiver of Stay or Extension Laws.

            The Company covenants for itself and (to the extent that it may lawfully do so) each other Loan Party that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company hereby expressly waives for itself and (to the extent that it may lawfully do so) each other Loan Party all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Indenture Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

            SECTION 515. Undertaking for Costs.

            In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Indenture Trustee for any action taken or omitted by it as an Indenture Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Indenture Trustee, a suit by a Holder of a Security pursuant to Section 508 hereof or a suit by Holders of more than 10% in principal amount of the then outstanding Securities.

                                 ARTICLE SIX

                                  THE TRUSTEE

            SECTION 601. Notice of Defaults.

            Within 90 days after the occurrence of any Default hereunder, the Indenture Trustee shall transmit in the manner and to the extent provided in TIA Section 313(c), notice of such Default hereunder actually known to the Indenture Trustee, unless such Default shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal of or interest on any Security or in the payment of any sinking fund installment, the Indenture Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Indenture Trustee in good faith determines that the withholding of such notice is in the interest of the Holders; and provided further that in the case of any Default of the character specified in Section 501(e) no such notice to Holders shall be given until at least 10 days after the occurrence thereof. The Indenture Trustee shall not be required to take notice or be deemed to have notice or knowledge of any Default or Event of Default hereunder (except failure by the Company to make any payments to the Indenture Trustee required to be made hereunder) unless a Responsible Officer of the Indenture Trustee is specifically notified in writing by the Company (or by a Holder in accordance with Section 105 hereof) of such Default or Event of Default and, in the absence of such notice, the Indenture Trustee may conclusively assume that no Default or Event of Default has occurred and is continuing.

            SECTION 602. Certain Rights of Indenture Trustee.

            (a) Subject to the provisions of TIA Sections 315(a) through 315(d):

            (i) the duties of the Indenture Trustee shall be determined solely by the express provisions of this Indenture and the Indenture Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Indenture Trustee;

            (ii) the Indenture Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

            (iii) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

            (iv) whenever in the administration of this Indenture the Indenture Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Indenture Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

            (v) the Indenture Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

            (vi) the Indenture Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Indenture Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

            (vii) the Indenture Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Indenture Trustee, in its sole discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Indenture Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

            (viii) the Indenture Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Indenture Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

            (ix) the Indenture Trustee shall not be liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

            (x) the Indenture Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 512 hereof; and

            (xi) the rights, privileges, immunities and protections afforded to the Indenture Trustee pursuant to this Indenture (including, without limitation, the right to be indemnified) shall also be afforded to the Indenture Trustee in each of its capacities hereunder and any other Loan Document and each Paying Agent, Registrar, Co-Registrar, Custodian, transfer agent or tender agent and each agent or other Person employed to act hereunder.

            (b) The Indenture Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers unless repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it.

            SECTION 603. Indenture Trustee Not Responsible for Recitals or Issuance of Securities.

            The recitals contained herein and in the Securities, except for the Indenture Trustee's certificates of authentication, shall be taken as the statements of the Company, and the Indenture Trustee assumes no responsibility for their correctness. The Indenture Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities, except that the Indenture Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Securities and perform its obligations hereunder and that the statements made by it in a Statement of Eligibility on Form T-1 supplied to the Company are true and accurate, subject to the qualifications set forth therein. The Indenture Trustee shall not be accountable for the use or application by the Company of Securities.

            SECTION 604. May Hold Securities.

            The Indenture Trustee, any Paying Agent, any Security Registrar or any other agent of any Loan Party or of the Indenture Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to TIA Sections 310(b) and 311, may otherwise deal with the Company with the same rights it would have if it were not Indenture Trustee, Paying Agent, Security Registrar or such other agent.

            SECTION 605. Money Held in Trust.

            Money held by the Indenture Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Indenture Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company.

            SECTION 606. Compensation and Reimbursement.

            (a) The Company agrees:

            (i) to pay to the Indenture Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

            (ii) except as otherwise expressly provided herein, to reimburse the Indenture Trustee promptly upon its request for all reasonable expenses, disbursements and advances incurred or made by the Indenture Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

            (iii) to indemnify the Indenture Trustee for, and to hold it harmless against, any Tax, Other Tax, loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

            (b) The obligations of the Company under this Section to compensate the Indenture Trustee, to pay or reimburse the Indenture Trustee for expenses, disbursements and advances and to indemnify and hold harmless the Indenture Trustee shall constitute additional Obligations of the Company hereunder and shall survive the satisfaction and discharge of this Indenture. As security for the performance of such Obligations of the Company, the Indenture Trustee shall have a claim prior to the Securities upon all property and funds held or collected by the Indenture Trustee as such, except funds held in trust for the payment of principal of or interest on particular Securities.

            (c) When the Indenture Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(e), the expenses (including the reasonable charges and expenses of its counsel) of and the compensation for such services are intended to constitute expenses of administration under any applicable Federal or State bankruptcy, insolvency or other similar law.

            (d) The provisions of this Section shall survive the termination of this Indenture.

            SECTION 607. Corporate Indenture Trustee Required; Eligibility.

            There shall be at all times an Indenture Trustee hereunder which shall be eligible to act as Indenture Trustee under TIA Section 310(a)(1) and shall have a combined capital and surplus of at least $50,000,000. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of Federal, State, territorial or District of Columbia supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Indenture Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

            SECTION 608. Resignation and Removal; Appointment of Successor.

            (a) No resignation or removal of the Indenture Trustee and no appointment of a successor Indenture Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Indenture Trustee in accordance with the applicable requirements of Section 609.

            (b) The Indenture Trustee may resign at any time by giving written notice thereof to the Company. If the instrument of acceptance by a successor Indenture Trustee required by Section 609 shall not have been delivered to the Indenture Trustee within 30 days after the giving of such notice of resignation, the resigning Indenture Trustee may petition any court of competent jurisdiction for the appointment of a successor Indenture Trustee.

            (c) The Indenture Trustee may be removed at any time by Act of the Required Holders, delivered to the Indenture Trustee and to the Company.

            (d) If at any time:

            (i) the Indenture Trustee shall fail to comply with the provisions of TIA Section 310(b) after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

            (ii) the Indenture Trustee shall cease to be eligible under
      Section 607 and shall fail to resign after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

            (iii) the Indenture Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Indenture Trustee or of its property shall be appointed or any public officer shall take charge or control of the Indenture Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (1) the Company, by a Board Resolution, may remove the Indenture Trustee, or (2) subject to TIA Section 315(e), any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Indenture Trustee and the appointment of a successor Indenture Trustee.

            (e) If the Indenture Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Indenture Trustee for any cause, the Company, by a Board Resolution, shall promptly appoint a successor Indenture Trustee. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Indenture Trustee shall be appointed by Act of the Required Holders delivered to the Company and the retiring Indenture Trustee, the successor Indenture Trustee so appointed shall, forthwith upon its acceptance of such appointment, become the successor Indenture Trustee and supersede the successor Indenture Trustee appointed by the Company. If no successor Indenture Trustee shall have been so appointed by the Company or the Holders and accepted appointment in the manner hereinafter provided, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Indenture Trustee.

            (f) The Company shall give notice of each resignation and each removal of the Indenture Trustee and each appointment of a successor Indenture Trustee to the Holders of Securities in the manner provided for in Section
106. Each notice shall include the name of the successor Indenture Trustee and the address of its Corporate Trust Office.

            SECTION 609. Acceptance of Appointment by Successor.

            Every successor Indenture Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Indenture Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Indenture Trustee shall become effective and such successor Indenture Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Indenture Trustee; but, on request of the Company or the successor Indenture Trustee, such retiring Indenture Trustee shall, upon payment to it of its charges, execute and deliver an instrument transferring to such successor Indenture Trustee all the rights, powers and trusts of the retiring Indenture Trustee and shall duly assign, transfer and deliver to such successor Indenture Trustee all property and money held by such retiring Indenture Trustee hereunder. Upon request of any such successor Indenture Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Indenture Trustee all such rights, powers and trusts.

            No successor Indenture Trustee shall accept its appointment unless at the time of such acceptance such successor Indenture Trustee shall be qualified and eligible under this Article.

            SECTION 610. Merger, Conversion, Consolidation or Succession to Business.

            Any corporation into which the Indenture Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Indenture Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Indenture Trustee, shall be the successor of the Indenture Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto.

            SECTION 611. New Intercreditor Agreement and Other Documents.

            Each Holder of Securities, by its acceptance thereof, consents and agrees to the terms of the New Intercreditor Agreement, the Collateral Trustee Agreement and the Collateral Documents as the same may be in effect or may be amended from time to time in accordance with their respective terms and the terms hereof and authorizes and directs the Trustees to enter into the New Intercreditor Agreement and Collateral Trustee Agreement and the Collateral Trustee to enter into the Collateral Documents and to perform their respective obligations and exercise their respective rights thereunder in accordance therewith. The rights of the Holders hereunder shall in all respects be subject to the terms of New Intercreditor Agreement and the Collateral Documents..

                                ARTICLE SEVEN

     HOLDERS LISTS; REPORTS BY TRUSTEE AND COMPANY; REPORTING OBLIGATIONS

            So long as any Security or any other Obligation of any Loan Party under any Loan Document shall remain unpaid:

            SECTION 701. Disclosure of Names and Addresses of Holders.

            Every Holder of Securities, by receiving and holding the same, or the benefits conferred thereby, agrees with the Company and the Indenture Trustee that none of the Loan Parties or the Indenture Trustee or any agent of any of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with TIA Section 312, regardless of the source from which such information was derived, and that the Indenture Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under TIA Section 312(b).

            SECTION 702. Reports by Indenture Trustee.

            Within 60 days after June 30 of each year commencing with June 30, 2003, the Indenture Trustee shall transmit to the Holders, in the manner and to the extent provided in TIA Section 313(c), a brief report dated as of such June 30 if required by TIA Section 313(a).

            SECTION 703. Reports by Company.

            The Company shall:

            (a) file with the Indenture Trustee, within 15 days after the Company or any other Loan Party is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company or such other Loan Party may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934; or, if the Company or such other Loan Party is not required to file information, documents or reports pursuant to either of said Sections, then the Company shall file with the Indenture Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Securities Exchange Act of 1934 in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

            (b) file with the Indenture Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company or such other Loan Party with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations;

            (c) promptly after the sending or filing thereof, the Parent shall send the Indenture Trustee copies of (i) all reports which any Warnaco Entity sends to its security holders generally, (ii) all press releases,
      (iii) all other statements concerning material changes or developments in the business of any Warnaco Entity made available by any Warnaco Entity to the public and (iv) all notices of investigation or proceedings received from the Commission or any national securities exchange; and

            (d) transmit by mail to all Holders, in the manner and to the extent provided in TIA Section 313(c), within 30 days after the filing thereof with the Indenture Trustee, such summaries, information, documents and reports required to be filed by the Company or such other Loan Party pursuant to paragraphs (a), (b) and (c) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

            SECTION 704. Financial Statements.

            The Parent shall furnish to the Indenture Trustee (with a copy for each Holder requesting same) the following:

            (a) Quarterly Reports. As soon as available and in any event within 50 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, consolidated balance sheets of the Parent and its Subsidiaries as of the end of such Fiscal Quarter and consolidated statements of income and consolidated statements of cash flows of the Parent and its Subsidiaries for the period commencing at the end of the previous Fiscal Year and ending with the end of such Fiscal Quarter, duly certified (subject to year-end audit adjustments) by a Responsible Officer of the Parent as having been prepared in accordance with GAAP and certifying compliance with the terms of this Agreement;

            (b) Annual Consolidated Reports. As soon as available and in any event within 95 days after the end of each Fiscal Year of the Parent, beginning with the end of Fiscal Year 2003 (but in any case by no later than March 31 of each year), (i) a copy of the annual audit report for such year for the Parent and its Subsidiaries, containing the consolidated balance sheet of the Parent and its Subsidiaries as of the end of such Fiscal Year and consolidated statements of income and cash flows of the Parent and its Subsidiaries for such Fiscal Year, in each case accompanied by an opinion (without qualification as to the scope of the audit) of Deloitte & Touche LLP or by other independent public accountants of national standing stating that (x) such financial statements fairly present the consolidated financial position of the Parent and its Subsidiaries as at the dates indicated and the results of their operations and cash flows for the periods indicated in conformity with GAAP applied on a basis consistent with prior years (except for changes with which such independent certified public accountants shall concur and which shall have been disclosed in the notes to the financial statements) and (y) to the extent permitted by accounting rules and guidelines, the examination by such accountants in connection with such consolidated financial statements has been made in accordance with generally accepted auditing standards, and a certificate of a Responsible Officer of the Parent as to compliance with the terms of this Indenture and (ii) financial information regarding each business unit consisting of consolidating balance sheets of such business unit as of the end of such year and related statements of income and cash flows of such business unit for such Fiscal Year, all prepared in conformity with GAAP and certified by a Responsible Officer of the Parent as fairly presenting the financial position of such business unit as at the dates indicated; provided, however, that in the event the annual audit report is not delivered by March 31 in any year pursuant to clause (i) above, the Company shall deliver by March 31 the consolidated balance sheet and statements of income and cash flow for the Fiscal Year most recently ended.

            (c) Compliance Certificate. Together with each delivery of any financial statement pursuant to clauses (a) and (b) of this Section 704, a certificate of a Responsible Officer of the Parent (each, a "COMPLIANCE CERTIFICATE") (i) stating that no Default or Event of Default has occurred and is continuing or, if a Default or an Event of Default has occurred and is continuing, stating the nature thereof and the action which the Parent proposes to take with respect thereto, (ii) containing calculations in reasonable detail of the Maximum Payment Amount to be made on such date (which shall be an Amortization Date or Rollover Date, as applicable), (iii) containing a summary in reasonable detail of any interest paid in kind pursuant to Sections 303(b) or (c) during the period and (iv) setting forth the Fiscal Quarter ending dates for the next 12 month period (it being understood that with respect to the information specified in clauses (ii) and (iii) of this Section 704(c), the Company agrees to use commercially reasonable efforts to provide the Indenture Trustee with preliminary calculations of such information at least three Business Days prior to the date such information, in final form, is otherwise required to be delivered under such clauses).

            SECTION 705. Effect of Notices.

            Delivery of reports, information and documents to the Indenture Trustee pursuant to the definition of "Net Cash Proceeds", this Article Seven and Article Ten (other than Section 1014) is for informational purposes only and the Indenture Trustee's receipt of such shall not constitute constructive or actual notice of any information contained therein, including compliance by the Parent or any Warnaco Entity with any covenants herein (as to which the Indenture Trustee is entitled to rely exclusively on Officers' Certificates delivered pursuant to Section 1014).

                                ARTICLE EIGHT

                            SUPPLEMENTAL INDENTURES

            SECTION 801. Supplemental Indentures Without Consent of Holders.

            Without the consent of any Holders, the Company (and any of the other Loan Parties, if applicable), when authorized by a Board Resolution (a copy of which Board Resolution shall be delivered to the Indenture Trustee), and the Indenture Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Indenture Trustee, for any of the following purposes:

            (a) to add to the covenants of the Company or the other Loan Parties for the benefit of the Holders or to surrender any right or power herein conferred upon the Company or any other Loan Party; or

            (b) to add any additional Events of Default; or

            (c) to evidence and provide for the acceptance of appointment hereunder by a successor Indenture Trustee pursuant to the requirements of Section 609; or

            (d) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided that such action shall not adversely affect the interests of the Holders in any material respect.

            SECTION 802. Supplemental Indentures with Consent of Holders.

            With the consent of the Required Holders, by Act of said Holders delivered to the Company and the Indenture Trustee, the Company and, if applicable, the other Loan Parties, when authorized by a Board Resolution (a copy of which Board Resolution shall be delivered to the Indenture Trustee), and the Indenture Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of all of the Holders, do any of the following at any time:

            (i) change the number of Holders or the percentage of the aggregate unpaid amount of principal under the Securities that shall be required for the Holders or any of them to take any action hereunder, modify any of the provisions of the definition of "Required Holders", this Section or Sections 513 and 1003;

            (ii) reduce or limit the obligations of any Guarantor under
      Section 1301 or the equivalent provisions of the Guarantee Supplement issued by it or release such Guarantor or otherwise limit such Guarantor's liability with respect to the Obligations owing to the Indenture Trustee and the Holders (other than in accordance with the terms hereof);

            (iii) release all or substantially all of the Collateral in any transaction or series of related transactions or permit the creation, incurrence, assumption or existence of any Lien on all or substantially all of the Collateral in any transaction or series of related transactions to secure any Obligations other than Obligations owing to the Secured Parties under the Loan Documents (except as provided in the New Intercreditor Agreement);

            (iv) reduce the principal of, or interest on, the Securities or other amounts payable hereunder;

            (v) postpone any date scheduled for any payment of principal of, or interest on, the Securities pursuant to Section 302 or 303 or any date fixed for payment of other amounts payable hereunder; or

            (vi) impair the right to institute suit for the enforcement of any payments hereunder after the Stated Maturity thereof (or, in the case of prepayment, on or after the Prepayment Date); or

            (vii) change the order of application of any prepayment set forth in Article Nine in any manner that materially affects such Holder.

            (b) It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

            SECTION 803. Execution of Supplemental Indentures.

            In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Indenture Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel and an Officers' Certificate together stating that the execution of such supplemental indenture is authorized or permitted by this Indenture and that such supplemental indenture is a legal, valid and binding obligation of the Company and the other Loan Parties, enforceable against the Company and the other Loan Parties accordance with its terms, subject to customary exceptions. The Indenture Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Indenture Trustee's own rights, duties or immunities under this Indenture or otherwise.

            SECTION 804. Effect of Supplemental Indentures.

            Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter delivered hereunder shall be bound thereby.

            SECTION 805. Conformity with Trust Indenture Act.

            Every supplemental indenture executed pursuant to the Article shall conform to the requirements of the Trust Indenture Act as then in effect.

            SECTION 806. Reference in Securities to Supplemental Indentures.

            Securities delivered after the execution of any supplemental indenture pursuant to this Article may bear a notation as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Company, to any such supplemental indenture may be prepared and executed by the Company in exchange for Outstanding Securities.

            SECTION 807. Notice of Supplemental Indentures.

            Promptly after the execution by the Company and the Indenture Trustee of any supplemental indenture pursuant to the provisions of Section 802, the Company shall give notice thereof to the Holders of each Outstanding Security affected, in the manner provided for in Section 106, setting forth in general terms the substance of such supplemental indenture.

                                 ARTICLE NINE

                                  PREPAYMENTS

            SECTION 901. Optional. The Company may at any time, and from time to time, at its option, prepay the Securities in whole or ratably in part, in a minimum aggregate amount of $5,000,000, upon not less than 3 Business Days nor more than 10 days' notice, at the Prepayment Price.

            SECTION 902. Mandatory.

            (a) The Company shall, upon receipt by the Parent or the Company of the Net Cash Proceeds from the incurrence, sale or issuance of the Take-Out Securities, deposit or cause to be deposited the amount of such Net Cash Proceeds necessary to pay the Obligations due to the Holders in full with the Indenture Trustee or any Paying Agent for prepayment of Securities in accordance with Section 902(d).

            (b) The Company shall, upon receipt by the Parent or any Subsidiary of the Parent of the Net Cash Proceeds from any Asset Sale, deposit or cause to be deposited the amount of such Net Cash Proceeds with the Indenture Trustee or any Paying Agent for prepayment of Securities in accordance with Section 902(d) to the extent any such Net Cash Proceeds are not used to prepay Senior Outstandings (and, in the case of any revolving credit Indebtedness under the Senior Credit Agreement, with corresponding commitment reductions thereunder) or to cash collateralize letters of credit outstanding under the Senior Credit Agreement, provided that (1) during any Fiscal Year, no such deposit or prepayment shall be required with respect to the first $5,000,000 in Net Cash Proceeds received in connection with any Asset Sale, (2) no such deposit or prepayment shall be required from Net Cash Proceeds until such Net Cash Proceeds aggregate $1,000,000 or more and (3) the Company shall not be required to so apply such Net Cash Proceeds in the case where such Net Cash Proceeds (in a total amount of up to $50,000,000 in the aggregate since the Effective Date) are used to make a Permitted Acquisition or acquire replacement or fixed assets useful in the business of the Company or any of its Subsidiaries or to effect repairs or replacements of the assets disposed of, in each case within 180 days of the receipt of such Net Cash Proceeds.

            (c) The Company shall, upon receipt by the Parent or any Subsidiary of the Parent of the Net Cash Proceeds from any Debt Issuance (other than a Debt Issuance permitted under Section 1101 clauses (a) thorough
(c) and (e) through (n)), deposit or cause to be deposited the amount of such Net Cash Proceeds with the Indenture Trustee or any Paying Agent for prepayment of Securities in accordance with Section 902(d), to the extent any such Net Cash Proceeds are not used to prepay advances or cash collateralize letters of credit outstanding under the Senior Credit Agreement or to permanently reduce Senior Commitments, provided that no such deposit or prepayment under this Section 902(c) shall be required from Net Cash Proceeds until such Net Cash Proceeds aggregate $1,000,000 or more.

            (d) On the Prepayment Date, the Indenture Trustee or any Paying Agent shall use such Net Cash Proceeds deposited with it pursuant to Section 902(a), (b) and (c) to prepay Outstanding Securities at a price of 100% of the principal amount thereof (including Additional Amounts), plus accrued and unpaid interest thereon, to the applicable Prepayment Date. Each such prepayment shall be applied ratably to the Securities, and to the remaining installments thereof pro rata. Amounts deposited with the Indenture Trustee or any Paying Agent under this Section 902 may not be withdrawn except to effect such prepayment as provided herein.

            (e) All prepayments under this Section 902 shall be made together with accrued interest to the date of such prepayment on the principal amount prepaid.

            SECTION 903. Notice to Indenture Trustee.

            If the Company elects to prepay Securities pursuant to Section 901 hereof, or is required to prepay Securities pursuant to Section 902 hereof, or upon determination of the PIK Repayment Date, it shall furnish to the Indenture Trustee, at least 3 Business Days but not more than 10 days before the Prepayment Date, an Officers' Certificate setting forth (i) the provision of this Indenture pursuant to which the prepayment shall occur, (ii) the Prepayment Date and (iii) the Prepayment Price.

            If less than all of the Securities are to be prepaid, the Indenture Trustee shall prepay Securities, or portions thereof, in such amounts as shall be necessary so that such prepayment is applied to the principal amount of the Securities on a pro rata basis. Except as provided in the preceding sentence, provisions of this Indenture that apply to Securities called for prepayment also apply to portions of Securities called for prepayment.

            SECTION 904. Notice of Prepayment.

            (a) Notice of prepayment shall be given by the Company in the manner provided for in Section 106 not less than 3 Business Days nor more than 10 days prior to the Prepayment Date, to each Holder whose Securities are to be prepaid.

            (b) All notices of prepayment shall state:

            (i) the Prepayment Date,

            (ii) whether the prepayment is being made pursuant to Section 901 or Section 902;

            (iii) the Prepayment Price payable as provided in Section 906, if any,

            (iv) in case the Securities are to be prepaid in part only, the notice shall state (A) the portion of the principal amount of the Securities to be prepaid, (B) that, with respect to any Holder of certificated Securities, (1) on and after the Prepayment Date, upon surrender of such Security, such Holder will receive, without charge, a new Security or Securities for the principal amount thereof remaining after such prepayment and (2) the place or places where such Securities are to be surrendered for receipt of replacement Securities, and

            (v) that on the Prepayment Date the Prepayment Price will become due and payable upon each such Security, or the portion thereof, to be prepaid, and that interest thereon will cease to accrue on and after said date on the portion thereof so prepaid.

            (c) Once notice of prepayment is given by the Company in accordance with Section 106 hereof, payment of such Prepayment Price by the Company becomes irrevocably due and payable on the Prepayment Date. A notice of prepayment may not be conditional.

            SECTION 905. Deposit of Prepayment Price.

            (a) Prior to any Prepayment Date, the Company shall deposit with the Indenture Trustee or with a Paying Agent (or, if the Company is acting as Paying Agent, segregate and hold in trust as provided in Section 1002) an amount of money sufficient to pay the Prepayment Price on that date.

            (b) If the Company complies with the provisions of the preceding clause (a) on and after the Prepayment Date, interest shall cease to accrue on the Securities prepaid in full, or the portions of Securities prepaid. If any prepayment shall not be paid because of the failure of the Company to comply with the preceding clause (a), interest shall be paid on the unpaid principal, from the Prepayment Date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Securities and in Section 303(d) hereof.

            SECTION 906. Securities Payable on Prepayment Date.

            Notice of prepayment having been given as aforesaid, the Securities so to be prepaid shall, on the Prepayment Date, become due and payable at the Prepayment Price specified, and from and after such date (unless the Company shall default in the payment of such Prepayment Price) such Securities shall cease to bear interest on the portions of Securities prepaid.

            SECTION 907. Securities Prepaid in Part.

            Any certificated Security which is prepaid only in part shall be promptly surrendered by the Holder thereof at the office or agency of the Indenture Trustee maintained for such purpose pursuant to Section 1001 (with due endorsement by, or a written instrument of transfer in customary form duly executed by, the Holder thereof or such Holder's attorney duly authorized in writing), and the Company shall execute and deliver to the Holder of such Security without service charge, a new Security or Securities in aggregate principal amount equal to and in exchange for the portion of the principal of the Security so surrendered which has not been prepaid. Any security issued in global form which is prepaid only in part shall be endorsed by the Indenture Trustee to reflect the amount of the decrease in principal amount due to such partial prepayment.

                                 ARTICLE TEN

                             AFFIRMATIVE COVENANTS

            So long as any Security or any other Obligation of any Loan Party under any Loan Document shall remain unpaid:

            SECTION 1001. Maintenance of Office or Agency.

            The Company will maintain in The City of New York, an office or agency (which shall be an office or agency of the Indenture Trustee or an affiliate of the Indenture Trustee) where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served.

            SECTION 1002. Money for Security Payments to Be Held in Trust.

            (a) If the Company shall at any time, upon written instruction of the Indenture Trustee, act as the Paying Agent, it will, on or before each due date of the principal of or interest on any of the Securities, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal of or interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Indenture Trustee of its action or failure so to act.

            (b) The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Indenture Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Indenture Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Indenture Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

            (c) Any money deposited with the Indenture Trustee or any Paying Agent, or then held by the Company or any other Loan Party, in trust for the payment of the principal of or interest on any Security and remaining unclaimed for two years (or such shorter period for the return of such moneys to the Company under applicable abandoned property laws) after such principal or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company or such other Loan Party) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company and, if applicable, such other Loan Party, for payment thereof, and all liability of the Indenture Trustee or such Paying Agent with respect to such trust money, and all liability of the Company or such other Loan Party, as the case may be, as trustee thereof, shall thereupon cease; provided, however, that the Indenture Trustee or such Paying Agent, before being required to make any such repayment, may (but shall not be required to) at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the Borough of Manhattan, The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

            SECTION 1003. Waiver of Certain Covenants.

            The Parent may omit in any particular instance to comply with any term, provision or condition set forth in Sections 701 through 704, or Sections 1001 through 1015, if before or after the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Securities, by Act of such Holders, waive such compliance in such instance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Indenture Trustee in respect of any such term, provision or condition shall remain in full force and effect.

            SECTION 1004. Preservation of Corporate Existence, Etc.

            Each of the Parent and the Company shall, and shall cause each of its respective Subsidiaries to, preserve and maintain its legal existence, rights (charter and statutory) and franchises, except as permitted by Section 1103, 1104 and 1107; provided, however, no Warnaco Entity shall be required to preserve any right, permit, license, approval, privilege or franchise if the Board of Directors of such Warnaco Entity shall determine that the preservation thereof is no longer desirable in the conduct of the business of such Warnaco Entity and that the loss thereof is not disadvantageous in any material respect to the Warnaco Entities (taken as whole) or the Secured Parties.

            SECTION 1005. Compliance with Laws, Etc.

            Each of the Parent and the Company shall, and shall cause each of its respective Subsidiaries to, comply with all applicable Requirements of Law, Contractual Obligations and Permits, except where the failure so to comply would not, in the aggregate, have a Material Adverse Effect.

            SECTION 1006. Conduct of Business.

            Each of the Parent and the Company shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course and (b) use its reasonable efforts, in the ordinary course and consistent with past practice, to preserve its business and the goodwill and business of the customers, advertisers, suppliers and others having business relations with any Warnaco Entity, except in each case where the failure to comply with the covenants in each of clauses (a) and (b) above would not, in the aggregate, have a Material Adverse Effect.

            SECTION 1007. Payment of Taxes, Etc.

            Each of the Parent and the Company shall, and shall cause each of its respective Subsidiaries to, pay and discharge before the same shall become delinquent, all lawful governmental claims, federal and material state, local and non-U.S. taxes, assessments, charges and levies, except where contested in good faith, by proper proceedings and adequate reserves therefor have been established on the books of the appropriate Warnaco Entity in conformity with GAAP, unless and until any Liens resulting from such contested items attach to its property and become enforceable against its other creditors.

            SECTION 1008. Maintenance of Insurance.

            Each of the Parent and the Company shall maintain, and cause to be maintained for each of its respective Subsidiaries, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which such Warnaco Entity operates, and such other insurance as may be reasonably requested by the Requisite Holders, and, in any event, all insurance required by any Loan Document.

            SECTION 1009. Keeping of Books.

            Each of the Parent and the Company shall, and shall cause each of its respective Subsidiaries to, keep proper books of record and account, in which full and correct entries shall be made in conformity with GAAP of all financial transactions and the assets and business of such Warnaco Entity.

            SECTION 1010. Maintenance of Properties, Etc.

            Each of the Parent and the Company shall, and shall cause each of its respective Subsidiaries to, maintain and preserve (a) all of its properties which are necessary in the conduct of its business in good working order and condition, (b) all rights, permits, licenses, approvals and privileges (including all Permits) which are used or useful or necessary in the conduct of its business, and (c) all Intellectual Property with respect to the business of the Warnaco Entities; except where the failure to so maintain and preserve would not in the aggregate have a Material Adverse Effect.

            SECTION 1011. Environmental.

            Each of the Parent and Company shall comply, and shall cause each of its respective Subsidiaries and all lessees and other Persons operating or occupying its properties to comply, in all material respects, with all applicable Environmental Laws and Environmental Permits; obtain and renew and cause each of its Subsidiaries to obtain and renew all material Environmental Permits necessary for its operations and properties; and conduct, and cause each of its Subsidiaries to conduct, any investigation, study, sampling and testing, and undertake any cleanup, removal, remedial or other action necessary to remove and clean up all Contaminants from any of its properties, in accordance with and to the extent required by all applicable Environmental Laws, to the extent the failure to do any of the foregoing would have a Material Adverse Effect; provided, however, that no Warnaco Entity shall be required to undertake any such cleanup, removal, remedial or other action to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances.

            SECTION 1012. Additional Personal Property Collateral and
Guarantee.

            To the extent delivered to the Senior Agent and not delivered to the Indenture Trustee on or before the Effective Date (including in respect of after-acquired property and Persons that become Subsidiaries of any Loan Party after the Effective Date), each of the Parent and the Company agrees promptly to do, or cause each of its respective Subsidiaries to do, each of the following:

            (a) deliver to the Indenture Trustee such duly-executed Guarantee Supplements as required in order to ensure that each Domestic Subsidiary of the Parent (other than the Company, Warnaco Operations and each Domestic Subsidiary set forth on Schedule 1107(a) (Scheduled Dissolutions) hereto) guaranties, as primary obligor and not as surety, the full and punctual payment when due of the Obligations of the Loan Parties under the Loan Documents or any part thereof provided, however, that if on the 5th Business Day after the Effective Date (or such later date as consented to by the Senior Agent), any Domestic Subsidiary set forth on Schedule 1107(a) (Scheduled Dissolutions), has not been dissolved and the terms of Section 1107(d) not complied with, such Domestic Subsidiary shall immediately comply with this Section 1012;

            (b) deliver to the Indenture Trustee such duly-executed joinder and amendments to the Pledge and Security Agreement and, if applicable, other Collateral Documents, in order to effectively grant to the Collateral Trustee, for the benefit of the Secured Parties, a valid, perfected and enforceable security interest in all personal property interests and other assets (including the Stock and Stock Equivalents and other debt Securities) of each Loan Party; provided, however, that in no event shall any Warnaco Entity be required to pledge (i) the outstanding Voting Stock of any Domestic Subsidiary set forth on
      Schedule 1107(a) (Scheduled Dissolutions); provided, however, that if on the 5th Business Day after the Effective Date (or such later date as consented to by the Senior Agent), any Domestic Subsidiary set forth on
      Schedule 1107(a) (Scheduled Dissolutions), has not been dissolved and the terms of Section 1107(d) complied with, the Stock and Stock Equivalents of such Domestic Subsidiary shall immediately be pledged to the Collateral Trustee under the Pledge and Security Agreement, or (ii) in excess of 65% of the outstanding Voting Stock of any Foreign Subsidiary that is a direct Subsidiary of the Parent or of any Domestic Subsidiary, unless (x) such Voting Stock has been granted as security in respect of other Indebtedness of a Warnaco Entity having substantially similar tax consequences to the Loan Parties under Section 956 of the Code, or (y) such pledge or grant can be made without resulting in any material adverse tax consequences for the Warnaco Entities, taken as a whole (including any Person that becomes a Loan Party as a result of such pledge or grant) and provided further that so long as the Senior Credit Agreement remains outstanding, no Warnaco Entity shall be required to pledge any additional Collateral to secure its Obligations in respect of the Loan Documents unless such Warnaco Entity has granted a first priority perfected security interest in such Collateral in favor of the Senior Agent for the benefit of the Senior Secured Parties;

            (c) to take such other actions necessary to ensure the validity or continuing validity of the guarantees required to be given pursuant to clause (a) above or to create, maintain or perfect the security interest required to be granted pursuant to clause (b) above, including the filing of UCC financing statements in such jurisdictions as may be required by the Collateral Documents or by law or as may be reasonably requested by any Trustee; and

            (d) if delivered under or in respect of the Senior Credit Agreement, deliver to the Indenture Trustee legal opinions relating to the matters described above, which opinions shall be substantially equivalent in form and substance as such opinions delivered to the Senior Agent.

            SECTION 1013. Real Property.

            (a) To the extent delivered to the Senior Agent, each of the Parent and the Company shall, and shall cause each of its respective Subsidiaries to, (i) provide the Indenture Trustee with a copy of each notice of default under any Lease with respect to any Material Leased Property received by any Warnaco Entity immediately upon receipt thereof and deliver to the Indenture Trustee a copy of each notice of default sent by any Warnaco Entity under any Lease with respect to any Material Leased Property simultaneously with its delivery of such notice under such Lease and (ii) notify the Indenture Trustee at least 10 days prior to the date any Warnaco Entity takes possession of, or becomes liable under, any new Lease with respect to any Material Leased Property, whichever is earlier.

            (b) To the extent delivered to the Senior Agent, at least 10 Business Days prior to acquiring any Material Owned Real Property, each of the Parent and the Company shall, and shall cause each of its respective Subsidiaries to, provide the Indenture Trustee written notice thereof and, upon written request of the Indenture Trustee, each of the Parent and the Company shall, and shall cause each of its respective Subsidiaries to provide Phase I environmental reports on such Material Owned Real Property showing no condition that could give rise to material Environmental Costs and Liabilities.

            (c) To the extent not previously delivered to the Collateral Trustee, if delivered under or in respect of the Senior Credit Agreement, each of the Parent and the Company shall, and shall cause each other Loan Party to, execute and deliver to the Indenture Trustee, for the benefit of the Secured Parties, promptly and in any event concurrently with such delivery to the Senior Agent, a Mortgage on such Material Owned Real Property of such Loan Party, together with all Mortgage Supporting Documents delivered to the Senior Agent to be appropriate in the applicable jurisdiction to obtain the equivalent in such jurisdiction of a mortgage on such Material Owned Real Property; provided, however, that in no event shall any Warnaco Entity that is not a Loan Party be required to enter into a Mortgage in respect of Material Owned Real Property, unless (x) such Mortgage has been provided as security in respect of other Indebtedness of a Warnaco Entity having substantially similar tax consequences or (y) such pledge or grant can be made without resulting in any material adverse tax consequences for the Warnaco Entities, taken as a whole (including any Person that becomes a Loan Party as a result of providing such Mortgage).

            SECTION 1014. Statement by Officers as to Default.

            (a) For each Fiscal Year, the Company will deliver to the Indenture Trustee, concurrently with the delivery of the financial statements pursuant to Section 704(b), a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of the Company's compliance with all conditions and covenants under this Indenture. For purposes of this Section 1014(a), such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.

            (b) When any Default has occurred and is continuing under this Indenture, or if the trustee for or the holder of any other evidence of Indebtedness of any Warnaco Entity gives any notice or takes any other action with respect to a claimed default (other than with respect to Indebtedness in the principal amount of less than $1,000,000), the Company shall deliver to the Indenture Trustee by registered or certified mail or by telegram, telex or facsimile transmission an Officers' Certificate specifying such event, notice or other action within three Business Days following its occurrence.

            SECTION 1015. Insurance.

            At such time as the Senior Agent is no longer named as an additional insured or loss payee, as appropriate, under all material insurance coverage maintained at such time by the Warnaco Entities, subject to the terms of the New Intercreditor Agreement, each of the Parent and the Company shall, and shall cause its Subsidiaries to, name the Collateral Trustee on behalf of the Secured Parties as additional insured or loss payee, as appropriate, and shall ensure that each such insurance policy provides that no cancellation, material addition in amount or material change in coverage shall be effective until after 30 days' written notice thereof to the Collateral Trustee.

                                ARTICLE ELEVEN

                              NEGATIVE COVENANTS

            So long as any Security or any other Obligation of any Loan Party under any Loan Document shall remain unpaid:

            SECTION 1101. Indebtedness.

            The Parent will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, "INCUR") any Indebtedness; provided, however, that the following shall not be prohibited by this Section 1101:

            (a) the incurrence by the Company of Indebtedness under the Senior Credit Agreement (and the incurrence by the Guarantors of guarantees thereof) in an aggregate principal amount then classified as having been incurred pursuant to this clause (a) at any one time outstanding thereunder (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the account parties thereunder) not to exceed $300,000,000 less the aggregate amount of all permanent repayments under the Senior Credit Agreement (and, in the case of any revolving credit Indebtedness under the Senior Credit Agreement, corresponding commitment reductions thereunder);

             (b) the incurrence by the Company and the Guarantors of Indebtedness represented by the Securities issued hereunder, and the Guarantees;

            (c) additional Indebtedness in an amount of up to $50,000,000, which may be incurred as additional Senior Commitments or Senior Outstandings or as other Indebtedness, provided that if such Indebtedness is secured, the Parent and the Company shall, or shall cause the relevant Loan Parties to, grant the Collateral Trustee a perfected Lien in such collateral to the extent the Collateral Trustee is otherwise entitled thereto in accordance with Section 1012;

            (d) the Take-Out Securities, provided that the Net Cash Proceeds thereof are applied to repay all or a part of the Securities in accordance with Section 902(a);

            (e) (i) Guaranty Obligations incurred by a Loan Party in respect of Indebtedness of another Loan Party otherwise permitted by this
      Section 1101, (ii) Guaranty Obligations incurred by any Foreign Subsidiary in respect of the Indebtedness of a Foreign Subsidiary otherwise permitted by this Section 1101 and (iii) unsecured Guaranty Obligations incurred by a Loan Party in respect of the Indebtedness of a Foreign Subsidiary permitted by clause (h) of this Section 1101;

            (f) Capital Lease Obligations and purchase money Indebtedness incurred by a Warnaco Entity to finance the acquisition or construction of fixed assets in an aggregate outstanding principal amount not to exceed the Dollar Equivalent of $25,000,000 at any time;

            (g) Renewals, extensions, refinancings and refundings of any Indebtedness (i) existing on the Effective Date (and disclosed on Schedule 1101(g) (Existing Indebtedness)) and (ii) permitted by clause
      (f) of this Section 1101; provided, however, that any such renewal, extension, refinancing or refunding is in an aggregate principal amount not greater than the principal amount of, and is on terms no less favorable to the Warnaco Entity obligated thereunder (subject to market rates), including as to weighted average maturity and final maturity, than the Indebtedness being renewed, extended, refinanced or refunded;

            (h) Indebtedness of the Foreign Subsidiaries of the Parent not otherwise permitted under this Section 1101; provided that the Dollar Equivalent of the aggregate outstanding principal amount of all such Indebtedness shall not exceed the Dollar Equivalent of $30,000,000 at any time;

            (i) a Sale and Leaseback Transaction permitted pursuant to Section 1113, to the extent such transaction would constitute Indebtedness;

            (j) Indebtedness arising from intercompany loans from any Warnaco Entity to any other Warnaco Entity, provided that such Investment is permitted to be made by such Warnaco Entity under Section 1103(a);

            (k) Indebtedness incurred for the sole purpose of financing the payment of insurance premiums in the ordinary course of business, in an aggregate amount not to exceed $20,000,000 at any one time outstanding;

            (l) Indebtedness arising under any performance or surety bond entered into in the ordinary course of business;

            (m) Obligations under Hedging Contracts permitted under Section 1114; and

            (n) other Indebtedness the aggregate Dollar Equivalent of the principal amount of which shall not exceed $10,000,000 at any time.

            SECTION 1102. Liens, Etc.

            Other than Permitted Liens, the Parent will not, and will not permit any of its Subsidiaries to, create, incur, assume or otherwise cause to become effective after the Effective Date any Lien of any kind securing Indebtedness or trade payables upon any of their property or assets, now owned or hereafter acquired, provided that than the Liens securing Indebtedness under the Senior Loan Documents shall be permitted so long as the Collateral Trustee, for the benefit of the Holders, is granted a perfected second priority lien on all Collateral in which a security interest is granted in favor of the Senior Agent, for the benefit of the secured parties under the Senior Loan Documents to the extent the Collateral Trustee is otherwise entitled thereto in accordance with Section 1012 and such Liens are not prohibited by Section 1308.

            SECTION 1103. Investments.

            Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, directly or indirectly make or maintain any Investment except:

            (a) Investments (i) by any Warnaco Entity in any Warnaco Entity in the amount outstanding on the Effective Date and as set forth on
      Schedule 1103 (Existing Investments), and (ii) additional Investments by
      (A) any Warnaco Entity in a Loan Party, (B) any Warnaco Entity that is not a Loan Party in any other Warnaco Entity, and (C) any Loan Party in a Warnaco Entity that is not a Loan Party (1) to the extent required by applicable law to fulfill statutory capital requirements in a maximum aggregate amount up to $5,000,000, and (2) solely for the purposes of funding (x) the operations of such Foreign Subsidiary (including standby letters of credit issued for the benefit of such Foreign Subsidiaries), not to exceed in the aggregate $30,000,000 at any time outstanding under this subclause (a)(ii)(C)(1), (y) up to $20,000,000 of investments in Lejaby SAS to fund costs associated with the reorganization of its European operations and (z) operating expenses of Foreign Subsidiaries in Hong Kong, Central America and Mexico and (3) to the extent necessary for such entity to pay taxes that are due and payable; provided, that in each case (other than investments made as capital contributions pursuant to clause (ii)(C)(1) above) such Investment shall be evidenced by a promissory note and no Event of Default shall have occurred and be continuing at the time such Investment is made or would result therefrom;

            (b) Investments in cash and Cash Equivalents;

            (c) Investments existing on the date hereof and described on
      Schedule 1103 (Existing Investments) hereto;

            (d) Investments in payment intangibles, chattel paper (each as defined in the UCC) and Accounts, notes receivable and similar items arising or acquired in the ordinary course of business consistent with the past practice of the Company and its Subsidiaries;

            (e) Investments consisting of Stock or Stock Equivalents, obligations, securities or other property received in a bankruptcy proceeding or in settlement of claims arising in the ordinary course of business;

            (f) (i) advances or loans to directors or employees of the Warnaco Entities that do not exceed $2,500,000 in the aggregate at any one time outstanding (other than any loans or advances to any director or executive officer (or equivalent thereof) that would be in violation of
      Section 402 of the United States Sarbanes-Oxley Act of 2002), and (ii) advances for employee travel, relocation and other similar and customary expenses incurred in the ordinary course of business that do not exceed $5,000,000 in the aggregate at any one time outstanding;

            (g) Investments consisting of promissory notes received in connection with an Asset Sale permitted pursuant to Section 1104;

            (h) Guarantee Obligations permitted by Section 1101; and

            (i) other Investments in an aggregate amount invested not to exceed the Dollar Equivalent of $5,000,000 at any time.

            SECTION 1104. Sale of Assets.

            Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, directly or indirectly, consummate any Asset Sale for which the aggregate purchase price paid to all Warnaco Entities for all assets sold in any single transaction or series of related transactions exceeds $30,000,000, except for:

            (a) Asset Sales for which (i) the purchase price paid to such Warnaco Entity for such assets shall be no less than the Fair Market Value of such assets at the time of such sale, (ii) no less than 75% of the purchase price shall be paid to such Warnaco Entity in cash or Cash Equivalents, (iii) neither the seller of such assets nor any of its Affiliates shall have any subsequent payment obligations in respect of such sale, other than customary and standard indemnity obligations and as set forth in subclause (ii) above,
(iv) no Default or Event of Default has occurred and is continuing at the time of such sale or would result from such sale and (v) the Net Cash Proceeds of such sale are applied as set forth in Section 902(b);

            (b) the sale or disposition of inventory in the ordinary course of business;

            (c) transfers of assets from (i) any Loan Party to any other Loan Party and (ii) any Warnaco Entity that is not a Loan Party to any other Warnaco Entity; and

            (d) any Asset Sale permitted by Section 1107.

            SECTION 1105. Restricted Payments.

            Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, directly or indirectly, declare, order, pay, make or set apart any sum for any Restricted Payment except for the following:

            (a) Restricted Payments by any Subsidiary of the Company to the Company or any Subsidiary of the Company that owns Stock of such Subsidiary;

            (b) dividends and distributions declared and paid on the common Stock of the Parent and payable only in common Stock of the Parent; and

            (c) cash dividends on the Stock of the Company to the Parent paid and declared in any Fiscal Year solely for the purpose of funding the following:

                  (i) ordinary operating expenses of the Parent to cover,
            inter alia, fees and expenses of directors, directors' and officers' insurance, and costs associated with regulatory compliance, not in excess of $10,000,000 in the aggregate in any Fiscal Year; and

                  (ii) payments by the Parent in respect of foreign, federal, state or local taxes owing by the Parent in respect of the Warnaco Entities, but not greater than the amount that would be payable by the Company, on a consolidated basis, if the Company were the taxpayer; and

                  (iii) Restricted Payments by the Parent in connection with the Plan of Reorganization in an aggregate amount not to exceed $500,000;

provided, however, that the Restricted Payments described in subclause (d)(i) shall not be permitted if either (A) an Event of Default or Default shall have occurred and be continuing at the date of declaration or payment thereof or would result therefrom or (B) such Restricted Payment is prohibited under the terms of any Indebtedness (other than the Obligations under the Loan Documents) of any Warnaco Entity.

            SECTION 1106. Prepayment and Cancellation of Indebtedness.

            (a) Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, cancel any claim or Indebtedness owed to any of them except in the ordinary course of business consistent with past practice.

            (b) Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, prepay, redeem, purchase, defease or otherwise satisfy prior to the scheduled maturity thereof in any manner, or make any payment in violation of any subordination terms of, any Indebtedness; provided, however, that any Warnaco Entity may: (i) prepay the Obligations of the Loan Parties in respect of the Securities in accordance with the terms of this Indenture (including, without limitation, prepayment of all or part of the Securities with the issuance of the Take-Out Securities) and the Obligations of the Loan Parties in respect of amounts under the Senior Loan Documents, (ii) make regularly scheduled or otherwise required repayments or redemptions of Indebtedness, (iii) prepay any intercompany Indebtedness payable to the Company or any of its Subsidiaries by the Company or any of its Subsidiaries, and (iv) renew, extend, refinance and refund Indebtedness, as long as such renewal, extension, refinancing or refunding is permitted under
Section 1101(g).

            SECTION 1107. Restriction on Fundamental Changes.

            Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, merge with any Person, consolidate with any Person, dissolve, acquire all or substantially all of the Stock or Stock Equivalents of any Person, acquire all or substantially all of the assets constituting a business, division, branch or other unit of operation or trademark of any Person, enter into any joint venture or partnership with any Person, or acquire or create any Subsidiary, except that:

            (a) any Warnaco Entity may merge into or consolidate with any Loan Party; provided, however, that, in the case of any such merger or consolidation, the Person formed by such merger or consolidation shall be a Loan Party;

            (b) any Warnaco Entity that is not a Loan Party may merger into or consolidate with any other Warnaco Entity that is not a Loan Party; provided, however, that, in the case of any such merger or consolidation, the Person formed by such merger or consolidation shall be a Wholly Owned Subsidiary of the Parent;

            (c) any Warnaco Entity may form a new Wholly Owned Subsidiary; provided, however, that, in case of any such formation, the Subsidiary formed shall be an indirect Wholly Owned Subsidiary of the Parent, and, in the case of a Domestic Subsidiary, shall become a Loan Party;

            (d) any Warnaco Entity which is inactive or dormant (meaning that (i) on the date of determination and on a consolidated basis with its Subsidiaries, it has assets with an aggregate Fair Market Value of less than $500,000 and/or (ii) such Subsidiary is listed on Schedule 1107 hereof (Scheduled Dissolutions)) may be dissolved, provided that if such Warnaco Entity is a Loan Party, all assets distributed upon dissolution shall be distributed to another Loan Party; and

            (e) any Warnaco Entity may consummate a Permitted Acquisition;

provided, however, that in each case under this Section 1107 both before and immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing or would result therefrom.

            SECTION 1108. Change in Nature of Business.

            (a) Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, enter into any business other than the businesses conducted on the date hereof by the Parent and its Subsidiaries and businesses that are similar, ancillary and related thereto, except to the extent not material to the Parent and its Subsidiaries, taken as a whole.

            (b) The Parent shall not engage in any business or activity other than (i) holding shares in the Stock of the Company, (ii) paying taxes, (iii) preparing reports to Governmental Authorities and to its shareholders and (iv) holding directors and shareholders meetings, preparing corporate records and other corporate activities required to maintain its separate corporate structure; provided that the provisions of this Section 1108(b) shall not limit or restrict any Permitted Acquisition otherwise permitted hereunder.

            SECTION 1109. Transactions with Affiliates.

            Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, except as otherwise expressly permitted herein, do any of the following: (a) make any Investment in an Affiliate of the Parent which is not a Warnaco Entity; (b) transfer, sell, lease, assign or otherwise dispose of any asset to any Affiliate of the Parent which is not a Warnaco Entity; (c) merge into or consolidate with or purchase or acquire assets from any Affiliate of the Parent which is not a Warnaco Entity; (d) repay any Indebtedness to any Affiliate of the Parent which is not a Warnaco Entity (other than any payments to an Affiliate in respect of the Securities); or (e) enter into any other transaction directly or indirectly with or for the benefit of any Affiliate of the Parent which is not a Warnaco Entity (including guaranties and assumptions of obligations of any such Affiliate), except for (i) transactions in the ordinary course of business on a basis no less favorable to such Warnaco Entity as would be obtained in a comparable arm's-length transaction with a Person not an Affiliate and (ii) salaries and other employee compensation to officers or directors of any Warnaco Entity.

            SECTION 1110. Restrictions on Subsidiary Distributions; No New Negative Pledge.

            Other than (x) pursuant to the Take-Out Securities, the Loan Documents and the Senior Loan Documents, the documents governing any Indebtedness permitted under Section 1101(h), agreements existing on the Effective Date and set forth on Schedule 1110 (Existing Restrictions), or any agreements governing any purchase money Indebtedness or Capital Lease Obligations permitted by Sections 1101(f) or (g) (in which case, any prohibition or limitation shall only be effective against the assets financed thereby), (y) any restrictions consisting of customary non-assignment provisions that are entered into in the ordinary course of business consistent with prior practice to the extent that such provisions restrict the transfer or assignment of such contract or (z) with respect to any asset that is subject to a contract of sale permitted by Section 1104 or which contract acknowledges that a waiver under Section 1104 is necessary, neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to:

            (a) agree to enter into or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of such Subsidiary to pay dividends or make any other distribution or transfer of funds or assets or make loans or advances to or other Investments in, or pay any Indebtedness owed to, any other Warnaco Entity, or

            (b) enter into or suffer to exist or become effective any agreement which prohibits or limits the ability of any Warnaco Entity to create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, to secure the Obligations of the Loan Parties under any of the Loan Documents, including any agreement which requires any other Indebtedness or Contractual Obligation to be equally and ratably secured with the Obligations of the Loan Parties under any of the Loan Documents.

            SECTION 1111. Modification of Constituent Documents.

            Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, change its capital structure (including in the terms of its outstanding Stock) or otherwise amend its Constituent Documents, except for changes and amendments which do not materially and adversely affect the rights and privileges of any Warnaco Entity, or the interests of any Trustee or the Secured Parties under the Loan Documents or in the Collateral.

            SECTION 1112. Accounting Changes; Fiscal Year.

            Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, change its (a) accounting treatment and reporting practices, except as required by GAAP, the Financial Accounting Standards Board or any Requirement of Law and disclosed to the Indenture Trustee or (b) Fiscal Year.

            SECTION 1113. Operating Leases; Sale and Leaseback Transactions.

            (a) Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, become liable as lessee or guarantor or other surety with respect to any operating lease entered into after the Effective Date (but excluding any renewals or extensions of operating leases in existence on the Effective Date and any leases permitted to be incurred pursuant to clause (b) below), unless the Dollar Equivalent of the aggregate amount of all rents paid or accrued under all such operating leases shall not exceed $15,000,000 in any Fiscal Year.

            (b) Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, enter into any Sale and Leaseback Transaction if, after giving effect to such Sale and Leaseback Transaction, the Dollar Equivalent of the aggregate Fair Market Value of all properties covered by Sale and Leaseback Transactions would exceed $15,000,000.

            SECTION 1114. No Speculative Transactions.

            Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, engage in any speculative transaction or in any transaction involving Hedging Contracts except for the sole purpose of hedging in the normal course of business and consistent with industry practices.

            SECTION 1115. Compliance with ERISA.

            Neither the Parent nor the Company shall, nor shall they permit any of their respective Subsidiaries to, or cause or permit any ERISA Affiliate to, cause or permit to occur (a) an event which could result in the imposition of a Lien under Section 412 of the IRC or Section 302 or 4068 of ERISA or (b) an ERISA Event that would have a Material Adverse Effect.

                                ARTICLE TWELVE

                      DEFEASANCE AND COVENANT DEFEASANCE

            SECTION 1201. Company's Option to Effect Defeasance or Covenant Defeasance.

            The Company may, at its option by Board Resolution, at any time, with respect to the Securities, elect to have either Section 1202 or Section 1203 be applied to all Outstanding Securities upon compliance with the conditions set forth below in this Article Twelve.

            SECTION 1202. Defeasance and Discharge.

            Upon the Company's exercise under Section 1201 of the option applicable to this Section 1202, the Company and each other Loan Party shall be deemed to have been discharged from its obligations with respect to all Outstanding Securities on the date the conditions set forth in Section 1204 are satisfied (hereinafter, "DEFEASANCE"). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding Securities, which shall thereafter be deemed to be "Outstanding" only for the purposes of Section 1205 and the other Sections of this Indenture referred to in (A) and (B) below, and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Indenture Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of Outstanding Securities to receive, solely from the trust fund described in Section 1204 and as more fully set forth in such Section, payments in respect of the principal of and interest on such Securities when such payments are due, (B) the obligations of the Company and, to the extent applicable, the other Loan Parties, under Sections 306, 307, 308, 606, 1001, 1002 and 1205, (C) the rights, powers, trusts, duties and immunities of the Indenture Trustee hereunder and (D) this Article Twelve. Subject to compliance with this Article Twelve, the Company may exercise its option under this Section 1202 notwithstanding the prior exercise of its option under Section 1203 with respect to the Securities.

            SECTION 1203. Covenant Defeasance.

            Upon the Company's exercise under Section 1201 of the option applicable to this Section 1203, the Company and each other Loan Party shall be released from its obligations under any covenant contained in Sections 1101 through 1115 with respect to the Outstanding Securities on and after the date the conditions set forth below are satisfied (hereinafter, "COVENANT DEFEASANCE"), and the Securities shall thereafter be deemed not to be "Outstanding" for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "Outstanding" for all other purposes hereunder. For this purpose, such covenant defeasance means that, with respect to the Outstanding Securities, the Company and each other Loan Party may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 501(e), but, except as specified above, the remainder of this Indenture and such Securities shall be unaffected thereby.

            SECTION 1204. Conditions to Defeasance or Covenant Defeasance.

            The following shall be the conditions to application of either
Section 1202 or Section 1203 to the Outstanding Securities:

            (a) The Company shall irrevocably have deposited or caused to be deposited with the Indenture Trustee (or another trustee satisfying the requirements of Section 607 who shall agree to comply with the provisions of this Article Twelve applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (A) money in an amount, or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Indenture Trustee, to pay and discharge, and which shall be applied by the Indenture Trustee (or other qualifying trustee) to pay and discharge, (i) the principal of and interest on the Outstanding Securities on the Stated Maturity (or Prepayment Date, if applicable) of such principal or installment of interest and (ii) any mandatory sinking fund payments or analogous payments applicable to the Outstanding Securities on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities; provided that the Indenture Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to said payments with respect to the Securities. Before such a deposit, the Company may give to the Indenture Trustee, in accordance with Section 903 hereof, a notice of its election to prepay all of the Outstanding Securities at a future date in accordance with Article Nine hereof, which notice shall be irrevocable. Such irrevocable prepayment notice, if given, shall be given effect in applying the foregoing. For this purpose, "U.S. GOVERNMENT OBLIGATIONS" means securities that are
      (x) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933, as amended), as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

            (b) No Default or Event of Default with respect to the Securities shall have occurred and be continuing on the date of such deposit or, insofar as Section 501(e) is concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

            (c) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound.

            (d) In the case of an election under Section 1202, the Company shall have delivered to the Indenture Trustee an Opinion of Counsel stating that (x) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the Effective Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

            (e) In the case of an election under Section 1203, the Company shall have delivered to the Indenture Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

            (f) The Company shall have delivered to the Indenture Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under Section 1202 or the covenant defeasance under Section 1203 (as the case may be) have been complied with.

            SECTION 1205. Deposited Money and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.

            Subject to the provisions of the last paragraph of Section 1002, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Indenture Trustee (or other qualifying trustee, collectively for purposes of this Section 1205, the "Indenture Trustee") pursuant to Section 1204 in respect of the Outstanding Securities shall be held in trust and applied by the Indenture Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Indenture Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal and interest, but such money need not be segregated from other funds except to the extent required by law.

            The Company shall pay and indemnify the Indenture Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Governmental Obligations deposited pursuant to Section 1204 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the Outstanding Securities.

            Anything in this Article Twelve to the contrary notwithstanding, the Indenture Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations held by it as provided in Section 1204 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Indenture Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance, as applicable, in accordance with this Article.

            SECTION 1206. Reinstatement.

            If the Indenture Trustee or any Paying Agent is unable to apply any money in accordance with Section 1205 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company's obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 1202 or 1203, as the case may be, until such time as the Indenture Trustee or Paying Agent is permitted to apply all such money in accordance with Section 1205; provided, however, that if the Company makes any payment of principal of or interest on any Security following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Indenture Trustee or Paying Agent.

                               ARTICLE THIRTEEN

                                  GUARANTEES

            SECTION 1301. Guarantee; Limitation of Liability.

            (a) Each Guarantor, jointly and severally, hereby absolutely, unconditionally and irrevocably guarantees the punctual payment when due, whether at scheduled maturity or on any date of a required prepayment or by acceleration, demand or otherwise, of all Obligations of each other Loan Party now or hereafter existing under or in respect of the Loan Documents (including, without limitation, any extensions, modifications, substitutions, amendments or renewals of any or all of the foregoing Obligations), whether direct or indirect, absolute or contingent, and whether for principal, interest, premiums, fees, indemnities, contract causes of action, costs, expenses or otherwise (such Obligations being the "GUARANTEED OBLIGATIONS"), and agrees to pay any and all expenses (including, without limitation, fees and expenses of counsel) incurred by any Holder in enforcing any rights under this Guarantee or any other Loan Document. Without limiting the generality of the foregoing, each Guarantor's liability shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by any other Loan Party to any Holder under or in respect of the Loan Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving such other Loan Party.

            (b) Each Guarantor, and by its acceptance of this Guarantee, each Holder, hereby confirms that it is the intention of all such Persons that this Guarantee and the Obligations of each Guarantor hereunder not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar foreign, federal or state law to the extent applicable to this Guarantee and the Obligations of each Guarantor hereunder. To effectuate the foregoing intention, each Holder and each Guarantor hereby irrevocably agree that the Obligations of each Subsidiary Guarantor under this Guarantee at any time shall be limited to the maximum amount as will result in the Obligations of such Guarantor under this Guarantee not constituting a fraudulent transfer or conveyance.

            (c) Each Guarantor hereby unconditionally and irrevocably agrees that in the event any payment shall be required to be made to any Holder under this Guarantee or any other Guarantee, such Guarantor will contribute, to the maximum extent permitted by law, such amounts to each other Guarantor and each other guarantor so as to maximize the aggregate amount paid to the Holders under or in respect of the Loan Documents.

            (d) Notwithstanding the foregoing, Calvin Klein Jeanswear Company shall not be required to make any payment hereunder until the 30th day after written demand therefore has been given by the Indenture Trustee in accordance with the terms hereof (it being agreed and understood that no default or event of default shall be deemed to have occurred as to Calvin Klein Jeanswear Company under this Article 13 upon the occurrence and continuance of a Default, until the end of such 30-day period).

            SECTION 1302. Guarantee Absolute.

            Each Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Loan Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Holder with respect thereto. The Obligations of each Guarantor under or in respect of this Guarantee are independent of the Guaranteed Obligations or any other Obligations of any other Loan Party under or in respect of the Loan Documents, and a separate action or actions may be brought and prosecuted against each Guarantor to enforce this Guarantee, irrespective of whether any action is brought against the Company or any other Loan Party or whether the Company or any other Loan Party is joined in any such action or actions. The liability of each Guarantor under this Guarantee shall be irrevocable, absolute and unconditional irrespective of, and each Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to, any or all of the following:

            (a) any lack of validity or enforceability of any Loan Document or any agreement or instrument relating thereto;

            (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations or any other Obligations of any other Loan Party under or in respect of the Loan Documents, or any other amendment or waiver of or any consent to departure from any Loan Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Loan Party or any of its Subsidiaries or otherwise;

            (c) any taking, exchange, release or non-perfection of any Collateral or any other collateral, or any taking, release or amendment or waiver of, or consent to departure from, any other Guarantee, for all or any of the Guaranteed Obligations;

            (d) any manner of application of Collateral or any other collateral, or proceeds thereof, to all or any of the Guaranteed Obligations, or any manner of sale or other disposition of any Collateral or any other collateral for all or any of the Guaranteed Obligations or any other Obligations of any Loan Party under the Loan Documents or any other assets of any Loan Party or any of its Subsidiaries;

            (e) any change, restructuring or termination of the corporate structure or existence of any Loan Party or any of its Subsidiaries;

            (f) any failure of any Holder to disclose to any Loan Party any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Loan Party now or hereafter known to such Holder (each Guarantor waiving any duty on the part of the Holders to disclose such information);

            (g) the failure of any other Person to execute or deliver this Guarantee, any Guarantee Supplement or any other Guarantee or agreement or the release or reduction of liability of any Guarantor or other guarantor or surety with respect to the Guaranteed Obligations; or

            (h) any other circumstance (including, without limitation, any statute of limitations) or any existence of or reliance on any representation by any Holder that might otherwise constitute a defense available to, or a discharge of, any Loan Party or any other guarantor or surety.

This Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by any Holder or any other Person upon the insolvency, bankruptcy or reorganization of the Company or any other Loan Party or otherwise, all as though such payment had not been made.

            SECTION 1303. Waivers and Acknowledgments.

            (a) Each Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of nonperformance, default, acceleration, protest or dishonor and any other notice with respect to any of the Guaranteed Obligations and this Guarantee and any requirement that any Holder protect, secure, perfect or insure any Lien or any property subject thereto or exhaust any right or take any action against any Loan Party or any other Person or any Collateral.

            (b) Each Guarantor hereby unconditionally and irrevocably waives any right to revoke this Guarantee and acknowledges that this Guarantee is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

            (c) Each Guarantor hereby unconditionally and irrevocably waives
(i) any defense arising by reason of any claim or defense based upon an election of remedies by any Holder that in any manner impairs, reduces, releases or otherwise adversely affects the subrogation, reimbursement, exoneration, contribution or indemnification rights of such Guarantor or other rights of such Guarantor to proceed against any of the other Loan Parties, any other guarantor or any other Person or any Collateral and (ii) any defense based on any right of set-off or counterclaim against or in respect of the Obligations of such Guarantor hereunder.

            (d) Each Guarantor acknowledges that the Collateral Trustee may, without notice to or demand upon such Guarantor and without affecting the liability of such Guarantor under this Guarantee, foreclose under any mortgage by nonjudicial sale, and each Guarantor hereby waives any defense to the recovery by the Collateral Trustee and the other Holders against such Guarantor of any deficiency after such nonjudicial sale and any defense or benefits that may be afforded by applicable law.

            (e) Each Guarantor hereby unconditionally and irrevocably waives any duty on the part of any Holder to disclose to such Guarantor any matter, fact or thing relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Loan Party or any of its Subsidiaries now or hereafter known by such Holder.

            (f) Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the financing arrangements contemplated by the Loan Documents and that the waivers set forth in Section 1302 and this
Section 1303 are knowingly made in contemplation of such benefits.

            (g) Subrogation. Each Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against the Company, any other Loan Party or any other insider guarantor that arise from the existence, payment, performance or enforcement of such Guarantor's Obligations under or in respect of this Guarantee or any other Loan Document, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of any Holder against the Company, any other Loan Party or any other insider guarantor or any Collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Company, any other Loan Party or any other insider guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guarantee shall have been paid in full in cash. If any amount shall be paid to any Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guarantee, such amount shall be received and held in trust for the benefit of the Holders, shall be segregated from other property and funds of such Guarantor and shall forthwith be paid or delivered to the Indenture Trustee in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guarantee, whether matured or unmatured, in accordance with the terms of the Loan Documents, or to be held as Collateral for any Guaranteed Obligations or other amounts payable under this Guarantee thereafter arising. If (i) any Guarantor shall make payment to any Holder of all or any part of the Guaranteed Obligations and (ii) all of the Guaranteed Obligations and all other amounts payable under this Guarantee shall have been paid in full in cash, the Indenture Trustee will, at such Guarantor's request and expense, execute and deliver to such Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to such Guarantor of an interest in the Guaranteed Obligations resulting from such payment made by such Guarantor pursuant to this Guarantee.

            SECTION 1304. Guarantee Supplements.

            Upon the execution and delivery by any Person of a Guarantee supplement in substantially the form of Exhibit C hereto (each, a "GUARANTEE SUPPLEMENT"), (a) such Person shall be referred to as an "Additional Guarantor" and shall become and be a Guarantor hereunder, and each reference in this Guarantee to a "Guarantor" shall also mean and be a reference to such Additional Guarantor, and each reference in any other Loan Document to a "Subsidiary Guarantor" shall also mean and be a reference to such Additional Guarantor, and (b) each reference herein to "this Guarantee", "hereunder", "hereof" or words of like import referring to this Guarantee, and each reference in any other Loan Document to the "Guarantee", "thereunder", "thereof" or words of like import referring to this Guarantee, shall mean and be a reference to this Guarantee as supplemented by such Guarantee Supplement.

            SECTION 1305. Subordination.

            Each Guarantor hereby subordinates any and all debts, liabilities and other Obligations owed to such Guarantor by each other Loan Party other than such debts, liabilities and other Obligations constituting Senior Collateral (the "SUBORDINATED OBLIGATIONS") to the Guaranteed Obligations as follows: in any proceeding under any Bankruptcy Law relating to any other Loan Party, each Guarantor agrees that, subject to the New Intercreditor Agreement, the Holders shall be entitled to receive payment in full in cash of all Guaranteed Obligations (including all interest and expenses accruing after the commencement of a proceeding under any Bankruptcy Law, whether or not constituting an allowed claim in such proceeding ("POST PETITION INTEREST")) before such Guarantor receives payment of any Subordinated Obligations.

            SECTION 1306. Continuing Guarantee; Transfers.

            This Guarantee is a continuing Guarantee and shall (a) remain in full force and effect until the payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guarantee, (b) be binding upon each Guarantor and its successors and (c) inure to the benefit of, and be enforceable by, the Holders and their successors, transferees and assigns. Without limiting the generality of clause (c) of the immediately preceding sentence, any Holder may assign or otherwise transfer all or any portion of its rights and obligations under this Indenture and the Securities held by it to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Holder herein or otherwise, in each case as and to the extent provided in Section 307. No Guarantor shall have the right to assign its rights hereunder or any interest herein without the prior written consent of the Holders.

            SECTION 1307. Confirmation of Representations and Warranties.

            Each Guarantor hereby represents, warrants and confirms, as to itself and its Subsidiaries, as applicable, that each representation and warranty set forth in Article IV of the Note Distribution Agreement is true and correct, as if such Article IV were set forth herein in its entirety, with references to the Company being replaced by references to such Guarantor.

            SECTION 1308. Non-U.S. Subsidiaries.

            Notwithstanding any provision of any Loan Document to the contrary (including any provision that provides it is to apply notwithstanding contrary provisions), (i) no Subsidiary incorporated under the laws of a jurisdiction other than the United States (a "NON-U.S. SUBSIDIARY") shall make any payments for on behalf of any Loan Party that is a United States person (within the meaning of Internal Revenue Code Section 7701(a)(30)) (a "U.S. LOAN PARTY"),
(ii) no more than 65% of the equity interests in or of any non-U.S. Subsidiary shall be directly or indirectly pledged or similarly hypothecated to guarantee or support any Obligation of any U.S. Loan Party, (iii) no non-U.S. Subsidiary shall directly or indirectly guarantee or support any Obligation of any U.S. Loan Party, (iv) no security or similar interest shall be granted, directly or indirectly, in the assets of any non-U.S. Subsidiary, which security or similar interest guarantees or supports any Obligation of any U.S. Loan Party. The parties agree that any pledge, guaranty or security or similar interest made or granted in contravention of this Section 1308 shall be void ab initio.

                                   * * * * *


            IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

                              WARNACO INC.

                              By
                                ------------------------------------------
                                Title:



                              THE WARNACO GROUP, INC.


                              By
                               -------------------------------------------
                               Title:



                              [SUBSIDIARY GUARANTORS]


                              By
                                ------------------------------------------
                                Title:



                              WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION


                              By
                               -------------------------------------------
                               Title:

                                  SCHEDULE I

                    PRINCIPAL AMOUNTS AND NOTICE ADDRESSES

                                   Attached.

                                  EXHIBIT A-1

                    FORM OF SECURITY ISSUED IN GLOBAL FORM

                  THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE INDENTURE TRUSTEE OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH INDENTURE TRUSTEE OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

                  UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE INDENTURE TRUSTEE TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT AND SUCH CERTIFICATE ISSUED IN EXCHANGE FOR THIS CERTIFICATE IS REGISTERED IN THE NAME OF INDENTURE TRUSTEE, OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE INDENTURE TRUSTEE, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, SINCE THE REGISTERED OWNER HEREOF, THE INDENTURE TRUSTEE, HAS AN INTEREST HEREIN.

                            [Form of Face of Note]

                                 WARNACO INC.

                          Second Lien Notes Due 2008

No. 1                                                            $200,942,000

                  WARNACO INC., a Delaware corporation (herein called the "COMPANY", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Wells Fargo Bank Minnesota, National Association, or registered assigns, for the benefit of the Holders specified in the Indenture, the principal sum of TWO HUNDRED MILLION NINE HUNDRED FORTY TWO THOUSAND DOLLARS on the dates specified in the Indenture, at the office or agency of the Indenture Trustee referred to below, and to pay interest thereon on the dates and at the interest rates specified in the Indenture, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue interest at the rate borne by the Securities from the date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for, as specified in the Indenture. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered in the Security Register at the close of business on the Interest Payment Date for such interest. Payment of the principal of and interest on this Security will be made by the Company to the Indenture Trustee, for the benefit of the Holders, at the office or agency of the Indenture Trustee maintained for that purpose in The City of New York, or at such other office or agency of the Indenture Trustee as may be maintained for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

                  Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

                  Unless the certificate of authentication hereon has been duly executed by the Indenture Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

                  IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

                  Dated:  February 4, 2003         WARNACO INC.


                                                   By
                                                         Title:

Attest:


         Authorized Signature

                               [Reverse of Note]

                          Second Lien Notes Due 2008

                  This Note is the duly authorized issue of security of the Company designated as its Second Lien Notes Due 2008 (herein called the "NOTE"), to be issued in global form to the Indenture Trustee, limited (except as otherwise provided in the Indenture referred to below) in aggregate principal amount to $200,942,000 or such other amount as may be endorsed on
Schedule I hereto from time to time in accordance with the provisions of the Indenture, pursuant to that certain Indenture dated as of the date hereof among the Company, The Warnaco Group, Inc. ("PARENT"), the other subsidiaries of Parent party thereto and Wells Fargo Bank Minnesota, National Association, trustee (herein called the "INDENTURE TRUSTEE", which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Indenture Trustee and the Holders referred to therein.

                  This Note is subject to optional and mandatory prepayment, as a whole or in part, at a Prepayment Price equal to 100% of the principal amount, together in the case of any such prepayment with accrued interest, if any, to the Prepayment Date, all as provided in the Indenture.

                  If an Event of Default shall occur and be continuing, the principal of this Note (and all other principal then due under the Indenture) may be declared due and payable in the manner and with the effect provided in the Indenture.

                  The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Note (and all other amounts then due under the Indenture) and (b) certain restrictive covenants and the related Defaults and Events of Default, upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Note.

                  The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders under the Indenture at any time by the Company and the Indenture Trustee with the consent of the Required Holders. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Note.

                  No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note (and all other principal then due under the Indenture) at the times, place, and rate, and in the coin or currency, herein prescribed.

                  As provided in the Indenture and subject to certain limitations therein set forth, this Note will be registered in the Security Register maintained by the Indenture Trustee pursuant to the Indenture.

                  All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

                   TRUSTEE'S CERTIFICATE OF AUTHENTICATION.

                  Dated:  February 4, 2003

                  This is the Security to be issued in global form as referred to in the within-mentioned Indenture.

                                      Wells Fargo Bank Minnesota, National
                                      Association, as Indenture Trustee

                                      By
                                          Authorized Officer

                                  SCHEDULE I

                                SCHEDULE OF INCREASES AND DECREASES IN PRINCIPAL AMOUNT BY ENDORSEMENT

---------------------------------------- -------------------------------------- --------------------------------------
           PRINCIPAL AMOUNT                              DATE                                ENDORSEMENT

---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------

---------------------------------------- -------------------------------------- --------------------------------------

                                  EXHIBIT A-2

                               FORM OF BANK NOTE

$___________                                      Dated:  _________ __, ____


                  FOR VALUE RECEIVED, the undersigned, WARNACO, INC., a Delaware corporation (the "COMPANY"), HEREBY PROMISES TO PAY to the order of ______________________ (the "HOLDER") the outstanding principal amount of this Note owing to the Holder by the Company pursuant to the Indenture dated as of February 4, 2003 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "INDENTURE"; terms defined therein, unless otherwise defined herein, being used herein as therein defined) among the Company, the Parent, the Subsidiary Guarantors and Wells Fargo Bank Minnesota, National Association, as Indenture Trustee for the Holders on the dates and in the amounts specified in the Indenture.

                  The Company promises to pay interest on the unpaid principal amount of this Note from the date hereof until such principal amount is paid in full, at such interest rates, and payable at such times, as are specified in the Indenture.

                  Both principal and interest are payable in lawful money of the United States of America to Wells Fargo Bank Minnesota, National Association, as Indenture Trustee, at ____________________, ___________________ _______, in same day funds, as specified in the Indenture. The principal owing to the Holder by the Company under this Note and the maturity thereof, and all payments made on account thereof, shall be recorded by the Holder and, prior to any transfer hereof, endorsed on the grid attached hereto, which is part of this Note; provided, however, that the failure of the Holder to make any such recordation or endorsement shall not affect the Obligations of the Company under this Note.

                  This Note is one of the Bank Notes referred to in, and is entitled to the benefits of, the Indenture. The Indenture, among other things, contains provisions for acceleration of the maturity hereof upon the happening of certain stated events and also for prepayments on account of principal hereof prior to the maturity hereof upon the terms and conditions therein specified. The obligations of the Company under this Note and the other Loan Documents, and the obligations of the other Loan Parties under the Loan Documents, are secured by the Collateral as provided in the Loan Documents.

                                      WARNACO, INC.


                                      By
                                            Title:
                                      TRUSTEE'S CERTIFICATE OF AUTHENTICATION.

                  Dated:  February 4, 2003

                  This is the Security to be issued pursuant to Section 201(d) of the within-mentioned Indenture.

                                      Wells Fargo Bank Minnesota, National
                                      Association, as Indenture Trustee

                                      By
                                          Authorized Officer

                             PAYMENTS OF PRINCIPAL

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
          DATE              INITIAL AMOUNT OF     AMOUNT OF PRINCIPAL           UNPAID                NOTATION
                                                          PAID                 PRINCIPAL                MADE

                                PRINCIPAL              OR PREPAID               BALANCE                  BY

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

                                  EXHIBIT A-3

                             FORM OF ALVAREZ NOTE

$___________                                       Dated:  _________ __, ____

                  FOR VALUE RECEIVED, the undersigned, WARNACO, INC., a Delaware corporation (the "COMPANY"), HEREBY PROMISES TO PAY to the order of _________ (the "HOLDER") the outstanding principal amount of this Note owing to the Holder by the Company pursuant to the Indenture dated as of February 4, 2003 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "INDENTURE"; terms defined therein, unless otherwise defined herein, being used herein as therein defined) among the Company, the Parent, the Subsidiary Guarantors and Wells Fargo Bank Minnesota, National Association, as Indenture Trustee for the Holders on the dates and in the amounts specified in the Indenture.

                  The Company promises to pay interest on the unpaid principal amount of this Note from the date hereof until such principal amount is paid in full, at such interest rates, and payable at such times, as are specified in the Indenture.

                  Both principal and interest are payable in lawful money of the United States of America to Wells Fargo Bank Minnesota, National Association, as Indenture Trustee, at __________________, _____________________ _____, in same day funds, as specified in the Indenture. The principal owing to the Holder by the Company under this Note and the maturity thereof, and all payments made on account of principal thereof, shall be recorded by the Holder and, prior to any transfer hereof, endorsed on the grid attached hereto, which is part of this Note; provided, however, that the failure of the Holder to make any such recordation or endorsement shall not affect the Obligations of the Company under this Note.

                  This Note is one of the Alvarez Notes referred to in, and is entitled to the benefits of, the Indenture. The Indenture, among other things, contains provisions for acceleration of the maturity hereof upon the happening of certain stated events and also for prepayments on account of principal hereof prior to the maturity hereof upon the terms and conditions therein specified. The obligations of the Company under this Note and the other Loan Documents, and the obligations of the other Loan Parties under the Loan Documents, are secured by the Collateral as provided in the Loan Documents.

                                                WARNACO, INC.


                                                By
                                                      Title:

                   TRUSTEE'S CERTIFICATE OF AUTHENTICATION.

                  Dated:  February 4, 2003

                  This is the Security to be issued pursuant to Section 201(d) of the within-mentioned Indenture.

                                      Wells Fargo Bank Minnesota, National
                                      Association, as Indenture Trustee

                                      By
                                          Authorized Officer

                             PAYMENTS OF PRINCIPAL

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
          DATE              INITIAL AMOUNT OF     AMOUNT OF PRINCIPAL           UNPAID                NOTATION
                                                          PAID                 PRINCIPAL                MADE

                                PRINCIPAL              OR PREPAID               BALANCE                  BY

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

                                  EXHIBIT A-4

                               FORM OF PIK NOTE

$___________                                      Dated:  _________ __, ____


                  FOR VALUE RECEIVED, the undersigned, WARNACO, INC., a Delaware corporation (the "COMPANY"), HEREBY PROMISES TO PAY to the order of ___________________________ (the HOLDER") the outstanding amount of principal amount under this Note owing to the Holder by the Company pursuant to the Indenture dated as of February 4, 2003 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "INDENTURE"; terms defined therein, unless otherwise defined herein, being used herein as therein defined) among the Company, the Parent, the Subsidiary Guarantors and Wells Fargo Bank Minnesota, National Association, as Indenture Trustee for the Holders on the dates and in the amounts specified in the Indenture.

                  The Company promises to pay interest on the unpaid principal amount of this Note from the date hereof until such principal amount is paid in full, at such interest rates, and payable at such times, as are specified in the Indenture.

                  Both principal and interest are payable in lawful money of the United States of America to Wells Fargo Bank Minnesota, National Association, as Indenture Trustee, at ___________________, ___________________
_____, in same day funds, as specified in the Indenture. The principal owing to the Holder by the Company under this Note and the maturity thereof, and all payments made on account of principal thereof, shall be recorded by the Holder and, prior to any transfer hereof, endorsed on the grid attached hereto, which is part of this Note; provided, however, that the failure of the Holder to make any such recordation or endorsement shall not affect the Obligations of the Company under this Note.

                  This Note is one of the PIK Notes referred to in, and is entitled to the benefits of, the Indenture. The Indenture, among other things, contains provisions for acceleration of the maturity hereof upon the happening of certain stated events and also for prepayments on account of principal hereof prior to the maturity hereof upon the terms and conditions therein specified. The obligations of the Company under this Note and the other Loan Documents, and the obligations of the other Loan Parties under the Loan Documents, are secured by the Collateral as provided in the Loan Documents.

                                      WARNACO, INC.


                                      By
                                            Title:

                                                     TRUSTEE'S CERTIFICATE OF
                                                              AUTHENTICATION.

                  Dated:  February 4, 2003

                  This is the Security to be issued pursuant to Section 201(d) of the within-mentioned Indenture.

                                            Wells Fargo Bank Minnesota,
                                            National Association, as Indenture
                                            Trustee

                                            By
                                                Authorized Officer

                             PAYMENTS OF PRINCIPAL

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
          DATE              INITIAL AMOUNT OF     AMOUNT OF PRINCIPAL           UNPAID                NOTATION
                                                          PAID                 PRINCIPAL                MADE

                                PRINCIPAL              OR PREPAID               BALANCE                  BY

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

                                   EXHIBIT B

                       FORM OF ASSIGNMENT AND ACCEPTANCE

                  Reference is made to the Indenture dated as of __________ __, 2003 (as amended, amended and restated, supplemented or otherwise modified from time to time, the "INDENTURE"; the terms defined therein, unless otherwise defined herein, being used herein as therein defined) among Warnaco Inc., a Delaware corporation (the "COMPANY"), The Warnaco Group, Inc. (the "PARENT"), the subsidiaries of the Parent listed on the signature pages thereof and Wells Fargo Bank Minnesota, National Association, as Trustee for the Holders.

                  Each of the Assignor (the ASSIGNOR") and Assignee (the "ASSIGNEE") whose names appear on the signature pages hereof agrees severally with respect to all information relating to it and its assignment hereunder and on Schedule 1 hereto as follows:

                  1. The Assignor hereby sells and assigns, without recourse except as to the representations and warranties made by it herein, to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, an interest in and to the Assignor's rights under the Indenture as of the date hereof equal to the percentage interest specified on Schedule 1 hereto of all outstanding rights under the Indenture. After giving effect to such sale and assignment, the amount of principal owing to the Assignee under the Securities held by it will be as set forth on Schedule 1 hereto.

                  2. The Assignor (i) represents and warrants that its name set forth on Schedule 1 hereto is its legal name, that it is the legal and beneficial owner of the interest or interests being assigned by it hereunder and that such interest or interests are free and clear of any adverse claim;
(ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with any Loan Document or the execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the perfection or priority of any lien or security interest created or purported to be created under or in connection with, any Loan Document or any other instrument or document furnished pursuant thereto; (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Loan Party or the performance or observance by any Loan Party of any of its obligations under any Loan Document or any other instrument or document furnished pursuant thereto; and (iv) attaches the Security or Securities held by the Assignor and requests that the Indenture Trustee and the Company exchange such Security or Securities for a new Security or Securities payable to the order of the Assignee in an amount equal to the portion of such Security or Securities assigned to the Assignee pursuant hereto or new Securities payable to the order of the Assignee in an amount equal to the portion of such Security or Securities assigned to the Assignee pursuant hereto and the Assignor in an amount equal to the portion of such Security or Securities assigned by the Assignor under the Indenture, respectively, as specified on Schedule 1 hereto.

                  3. The Assignee (i) confirms that it has received a copy of the Indenture, the Note Distribution Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (ii) agrees that it will, independently and without reliance upon any Trustee, the Assignor or any other Holder and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Indenture; (iii) represents and warrants that its name set forth on Schedule 1 hereto is its legal name; (iv) confirms that it is not the Company nor an Affiliate of the Company; and (v) appoints and authorizes each Trustee to take such action as agent on its behalf and to exercise such powers and discretion under the Loan Documents as are delegated to such Trustee by the terms thereof, together with such powers and discretion as are reasonably incidental thereto.

                  4. Following the execution of this Assignment and Acceptance, it will be delivered to the Indenture Trustee for acceptance and recording by the Indenture Trustee. The effective date for this Assignment and Acceptance (the "EFFECTIVE DATE") shall be the date of acceptance hereof by the Indenture Trustee, unless otherwise specified on Schedule 1 hereto.

                  5. Upon such acceptance and recording by the Indenture Trustee, as of the Effective Date, (i) the Assignee shall, to the extent provided in this Assignment and Acceptance, have the rights of a Holder under the Indenture and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights under the Indenture (other than its rights under the Loan Documents that are specified under the terms of such Loan Documents to survive the payment in full of the Obligations of the Loan Parties under the Loan Documents to the extent any claim thereunder relates to an event arising prior to the Effective Date of this Assignment and Acceptance) and, if this Assignment and Acceptance covers all of the remaining portion of the rights of the Assignor under the Indenture, the Assignor shall cease to be a party thereto.

                  6. Upon such acceptance and recording by the Indenture Trustee, from and after the Effective Date, the Trustee shall make all payments under the Indenture and the Securities in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest and commitment fees with respect thereto) to the Assignee. The Assignor and the Assignee shall make all appropriate adjustments in payments under the Indenture and the Securities for periods prior to the Effective Date directly between themselves.

                  7. This Assignment and Acceptance shall be governed by, and construed in accordance with, the laws of the State of New York.

                  8. This Assignment and Acceptance may be executed in separate counterparts, each of which when so executed shall be deemed to be an original and both of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of Schedule 1 to this Assignment and Acceptance by telecopier shall be effective as delivery of an original executed counterpart of this Assignment and Acceptance.

                  IN WITNESS WHEREOF, the Assignor and the Assignee have caused Schedule 1 to this Assignment and Acceptance to be executed by their officers thereunto duly authorized as of the date specified thereon.

               [remainder of this page intentionally left blank]

                                  SCHEDULE 1

                                      TO

                           ASSIGNMENT AND ACCEPTANCE

----------------------------------------------------- --------------
ASSIGNOR:

----------------------------------------------------- --------------
[ALVAREZ][BANK] NOTES

----------------------------------------------------- --------------
      Percentage interest assigned                             %
----------------------------------------------------- --------------
      Aggregate outstanding principal amount of
          [Alvarez][Bank] Notes and PIK Notes
          assigned $

----------------------------------------------------- --------------
      Principal amount of [Alvarez][Bank] Notes
          payable to ASSIGNOR                         $
----------------------------------------------------- --------------
      Principal amount of PIK Notes payable to        $
          ASSIGNOR

----------------------------------------------------- --------------




----------------------------------------------------- --------------
ASSIGNEE:

----------------------------------------------------- --------------
[ALVAREZ][BANK] NOTES

----------------------------------------------------- --------------
      Percentage interest assumed                              %
----------------------------------------------------- --------------
      Aggregate outstanding principal amount of
          [Alvarez][Bank] Notes and PIK Notes assumed
          $

----------------------------------------------------- --------------
      Principal amount of [Alvarez][Bank] Notes
          payable to ASSIGNEE                         $
----------------------------------------------------- --------------
      Principal amount of PIK Notes payable to        $
          ASSIGNEE

----------------------------------------------------- --------------

Effective Date:

__________ __, ____

                                   ASSIGNOR

                                   ______________________, as Assignor

                                   [Type or print legal name of Assignor]

                                   By
                                         Title:

                                   Dated:  ________ __, ____



                                   ASSIGNEE

                                   ______________________, as Assignee

                                   [Type or print legal name of Assignee]

                                   By
                                         Title:

                                   Date:  _________ __, ____

                                   Notice Address:



Accepted as of Effective Date:

WELLS FARGO BANK MINNESOTA, NATIONAL ASSOCIATION


By ____________________________________
      Title:

                                   EXHIBIT C

                         FORM OF GUARANTEE SUPPLEMENT

                                                          _________ __, ____

Wells Fargo Bank Minnesota,
National Association, as Indenture Trustee

_______________________
_______________________
Attention:  _________

                  Indenture dated as of February 4, 2003 (the "INDENTURE") among Warnaco Inc., a corporation duly organized and existing under the laws of the State of Delaware (herein called the "COMPANY"), having its principal office at 90 Park Avenue, New York, New York 10016, The Warnaco Group, Inc., as guarantor (the "PARENT"), each of the Subsidiaries of the Company listed on the signature pages hereof (together with each other Subsidiary of the Company that shall be required to execute and deliver a Guarantee pursuant to Section 1304 of the Indenture or a supplemental indenture, the "SUBSIDIARY GUARANTORS") and Wells Fargo Bank Minnesota, National Association, as Indenture Trustee (herein called the "INDENTURE TRUSTEE").

Ladies and Gentlemen:

                  Reference is made to the above-captioned Indenture and to the Guarantee therein (such Guarantee, as in effect on the date hereof and as it may hereafter be amended, supplemented or otherwise modified from time to time, together with this Guarantee Supplement, being the "GUARANTEE"). The capitalized terms defined in the Guarantee or in the Indenture and not otherwise defined herein are used herein as therein defined.

                  Section 1. Guarantee; Limitation of Liability. (a) The undersigned hereby absolutely, unconditionally and irrevocably guarantees the punctual payment when due, whether at scheduled maturity or on any date of a required prepayment or by acceleration, demand or otherwise, of all Obligations of each other Loan Party now or hereafter existing under or in respect of the Loan Documents (including, without limitation, any extensions, modifications, substitutions, amendments or renewals of any or all of the foregoing Obligations), whether direct or indirect, absolute or contingent, and whether for principal, interest, premium, fees, indemnities, contract causes of action, costs, expenses or otherwise (such Obligations being the "GUARANTEED OBLIGATIONS"), and agrees to pay any and all expenses (including, without limitation, fees and expenses of counsel) incurred by the Indenture Trustee or any other Secured Party in enforcing any rights under this Guarantee Supplement, the Guarantee or any other Loan Document. Without limiting the generality of the foregoing, the undersigned's liability shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by any other Loan Party to any Secured Party under or in respect of the Loan Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving such other Loan Party.

                  (b) The undersigned, and by its acceptance of this Guarantee Supplement, the Indenture Trustee and each other Secured Party, hereby confirm that it is the intention of all such Persons that this Guarantee Supplement, the Guarantee and the Obligations of the undersigned hereunder and thereunder not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar foreign, federal or state law to the extent applicable to this Guarantee Supplement, the Subsidiary Guarantee and the Obligations of the undersigned hereunder and thereunder. To effectuate the foregoing intention, the Indenture Trustee, the other Secured Parties and the undersigned hereby irrevocably agree that the Obligations of the undersigned under this Guarantee Supplement and the Guarantee at any time shall be limited to the maximum amount as will result in the Obligations of the undersigned under this Guarantee Supplement and the Guarantee not constituting a fraudulent transfer or conveyance.

                  (c) The undersigned hereby unconditionally and irrevocably agrees that in the event any payment shall be required to be made to any Secured Party under this Guarantee Supplement, the Guarantee or any other guarantee, the undersigned will contribute, to the maximum extent permitted by applicable law, such amounts to each other Guarantor and each other guarantor so as to maximize the aggregate amount paid to the Secured Parties under or in respect of the Loan Documents.

                  Section 2. Obligations Under the Guarantee. The undersigned hereby agrees, as of the date first above written, to be bound as a Guarantor by all of the terms and conditions of the Guarantee to the same extent as each of the other Guarantors thereunder. The undersigned further agrees, as of the date first above written, that each reference in the Guarantee to an "ADDITIONAL GUARANTOR" or a "GUARANTOR" shall also mean and be a reference to the undersigned, and each reference in any other Loan Document to a "SUBSIDIARY GUARANTOR" or a "LOAN PARTY" shall also mean and be a reference to the undersigned.

                  Section 3. Representations and Warranties. The undersigned hereby makes each representation and warranty set forth in Section 1307 of the Indenture to the same extent as each other Guarantor.

                  Section 4. Delivery by Telecopier. Delivery of an executed counterpart of a signature page to this Guarantee Supplement by telecopier shall be effective as delivery of an original executed counterpart of this Guarantee Supplement.

                  Section 5. Governing Law; Jurisdiction; Waiver of Jury Trial, Etc. (a) This Guarantee Supplement shall be governed by, and construed in accordance with, the laws of the State of New York.

                  (b) The undersigned hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or any federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Guarantee Supplement, the Guarantee or any of the other Loan Documents to which it is or is to be a party, or for recognition or enforcement of any judgment, and the undersigned hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court. The undersigned agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Guarantee Supplement or the Guarantee or any other Loan Document shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Guarantee Supplement, the Guarantee or any of the other Loan Documents to which it is or is to be a party in the courts of any other jurisdiction.

                  (c) The undersigned irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Guarantee Supplement, the Guarantee or any of the other Loan Documents to which it is or is to be a party in any New York State or federal court. The undersigned hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court.

                  (d) THE UNDERSIGNED HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THE LOAN DOCUMENTS, THE ADVANCES OR THE ACTIONS OF ANY SECURED PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

                       Very truly yours,

                        [NAME OF ADDITIONAL GUARANTOR]

                       By _____________________________

                                    Title: